04026768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	X
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject to Company Response)	☐
File or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	X

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

NORMAN ASA
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

NORWAY
(Jurisdiction of Subject Company's Incorporation of Organization)

AMAR DASH, CHIEF FINANCIAL OFFICER
(Name of person(s) Furnishing Form)

ORDINARY SHARES
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

NORMAN ASA, STRANDVEIEN 37, PO BOX 43, N-1324 LYSAKER, NORWAY, +47 67 10 97 00
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

APRIL 28, 2004
(Date of Tender Offer/Exchange Offer Commenced)

TOTAL OF SEQUENTIALLY NUMBERED PAGES: 154

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORMAN ASA

/s/

Name: Amar Dash
Title: Chief Financial Officer
Date: May 7, 2004

PROSPECTUS

FOR THE PROPOSED DEMERGER OF

NORMAN ASA

with

NEW NORMAN ASA

and

IBAS HOLDING ASA

as acquiring companies

Manager

ABG SUNDAL COLLIER

28 April 2004

IMPORTANT INFORMATION

This Prospectus has been prepared in accordance with sections 15 and 19 of the Stock Exchange Regulations in connection with the proposed demerger of Norman ASA. Exhibit 1 to this Prospectus is an unofficial translation from Norwegian of the Demerger Plan (including its appendices). The Norwegian language demerger plan can be obtained on application to the Manager. In the event of any discrepancy between the English and Norwegian version of the demerger plan, the Norwegian version shall apply.

The Prospectus has been reviewed by Oslo Børs in accordance with section 14 of the Stock Exchange Regulations.

The Prospectus is addressed only to recipients to whom it may be legally distributed. Distribution of the Prospectus may be subject to legal restrictions in certain jurisdictions. Persons who obtain access to the Prospectus or wish to vote at the Extraordinary General Meeting of Norman ASA relating to the demerger plan are themselves responsible for obtaining information on, and observing, any such restrictions. Failure to comply with such restrictions may involve a breach of securities legislation in the relevant jurisdiction. Neither this document nor the documents which are attached to the Prospectus will be sent to, or otherwise distributed in, jurisdictions where the delivery of such documents is in conflict with relevant legislation.

No-one is authorised to give information or consents on behalf of Norman ASA or the Manager in connection with the proposed demerger unless this is specified in the Prospectus. Publication or distribution of the Prospectus does not mean that the contents are correct after the date of the Prospectus. Information on significant new circumstances or significant inaccuracies which may be material to the proposed demerger, and which occur or are discovered between the date of publication of the Prospectus and the date of listing of the consideration shares under the demerger, will be published in a supplement to the Prospectus in accordance with the rules set out in section 14-6 of the Stock Exchange Regulations.

Any disputes relating to the Prospectus are subject to Norwegian law and the exclusive jurisdiction of the Norwegian courts.

INFORMATION FOR UNITED STATES INVESTORS

This Prospectus does not constitute either an offer to purchase or sell, or a solicitation of an offer to sell or purchase, any securities, except where such offer or solicitation may be lawfully made. Other than in compliance with applicable United States securities laws, no solicitations relating to the demerger of Norman ASA, including the solicitation of votes to approve such demerger, are being made or will be made, directly or indirectly, in the United States and Norman ASA. The shares issued pursuant to the Demerger have been not and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Demerger is made in respect of shares of Norwegian companies. This Prospectus is subject to disclosure requirements of Norway that are different from those of the United States. Specifically, extracts from the financial statements of Norman ASA and the proforma financial statements for New Norman ASA and Ibas Holding ASA included in this document have been prepared in accordance with Norwegian generally accepted accounting principles and may not be comparable to the financial statements of United States companies.

Norman ASA, New Norman ASA and Ibas Holding ASA are organized under the laws of the Kingdom of Norway. It may be difficult for the shareholders to enforce their rights and any claim they may have arising under United States federal securities laws, since Norman ASA, New Norman ASA and Ibas Holding ASA are located in Norway and some or all of their respective officers and directors may be resident in Norway. The shareholders may not be able to sue Norman ASA, New Norman ASA, Ibas Holding ASA or their respective officers or directors in a Norwegian court for violations of the United States securities laws. It may be difficult to compel any of these companies or their affiliates to subject themselves to a United States court's judgement.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this Prospectus that look forward in time or that express the beliefs of the management of Norman ASA or estimates regarding future occurrences, events, results and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect the expectations of Norman ASA as of the date of this Prospectus concerning future events and the performance of the demerged entity, and involve risks and uncertainties, many of which are beyond the control of either party to the demerger, that could cause actual results to differ materially from current expectations or historical results. These statements are generally identified by the words "will", "expect", "intend", "believe" and other similar expressions. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risk that the shareholders of Norman ASA will not approve the demerger or that New Norman ASA will not be admitted for listing on Oslo Børs. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected benefits will not be achieved. The ability to achieve forecasted benefits are also subject to the general risks associated with the company's businesses, as well as general risks such as the outbreak or escalation of war or acts of terrorism worldwide and changes in financial and equity markets. In light of these risks, you are cautioned not to place undue reliance on such forward-looking statements. Also see section 10 of this Prospectus.

TABLE OF CONTENTS

Exhibit I	**Demerger Plan with appendix 1-12**
Appendix 1	Articles of Association for Norman ASA
Appendix 2	Norman ASA's annual accounts, annual report and auditor's report for the three most recent fiscal years
Appendix 3	Expert statement on the demerger and the contributions in kind to New Norman ASA and Ibas Holding ASA
Appendix 4	Draft opening balance sheet for New Norman ASA
Appendix 5	Auditor's statement regarding the opening balance sheet for New Norman ASA
Appendix 6	Draft opening balance sheet for Ibas Holding ASA
Appendix 7	Auditor's statement regarding the opening balance sheet for Ibas Holding ASA
Appendix 8	Articles of Association of New Norman ASA prior to the implementation of the demerger
Appendix 9	Draft Articles of Association of New Norman ASA after the implementation of the demerger
Appendix 10	Articles of Association of Ibas Holding ASA prior to the implementation of the demerger
Appendix 11	Draft Articles of Association of Ibas Holding ASA after the implementation of the demerger
Appendix 12	The Boards' report on the demerger of Norman ASA
Exhibit II	**Detailed information about the pro forma financial adjustments**
Exhibit III	**Auditor's report regarding pro forma adjustments**

1 STATEMENTS OF RESPONSIBILITY

The Board of Norman ASA

This Prospectus has been prepared to provide information in connection with the proposed demerger of Norman ASA. The members of the Board of Directors of Norman ASA declare that, to the best of our knowledge, the information contained in this Prospectus is in accordance with the facts and contains no omissions likely to affect the import of the Prospectus.

Lysaker, 28 April 2004

The Board of Directors of Norman ASA

Svein R Goli, Chairman	Arne Dalslaaen
Rainer Rueppel	Øystein Moan
Carl Bretteville	Per Olav Førland

The manager

ABG Sundal Collier Norge ASA, acting as Manager, has prepared the Prospectus in conjunction with the Company's Board and Management. The Manager has tried to give as consistent and comprehensive a picture of the Company as possible. The presentation has been drawn up on the basis of available information and discussions with the Company's Board and Management. In a separate undertaking, the Board has confirmed the completeness of the information submitted to the Manager. However, the Manager cannot guarantee, nor does he guarantee, that the contents of the Prospectus are correct and exhaustive, and he accepts no legal or financial liability for the Prospectus.

As of 28 April 2004, ABG Sundal Collier Norge ASA holds no shares in Norman ASA. At the same date, employees including companies controlled by employees of ABG Sundal Collier Norge ASA holds no shares in Norman ASA.

Oslo, 28 April 2004

ABG Sundal Collier Norge ASA

Legal advisor

Thommessen Krefting Greve Lund has acted as legal advisor to Norman ASA in connection with the Demerger.

We have reviewed chapter 6 and 9 of this Prospectus and we can confirm that the description of legal and tax matters in these chapters in our view is correct. We can also confirm that the Demerger Plan has been prepared in accordance with Norwegian law.

This statement is limited to matters governed by Norwegian law. We express no opinion in relation to the description of commercial, financial, technical or accounting matters in this Prospectus.

Oslo, 28 April 2004

Thommessen Krefting Greve Lund AS Advokatfirma

2 DEFINITIONS, TERMS AND EXPRESSIONS

ABG Sundal Collier	ABG Sundal Collier Norge ASA
Computer forensics	A task to capture, document and present electronic/digital tracks in order to document a single event or a sequence of events
CRM	Customer Relation Management
Data care solutions	Packaging of various Ibas products and services
Data erasure	A task to remove all information from a storage media
Data recovery	A task for retrieving data from a malfunctioning storage media
Degausser	An Ibas product (hardware) for secure data erasure
Demerger	The proposed demerger of Norman pursuant to the Demerger Plan
Demerger Plan	The demerger plan adopted by the boards of directors of Norman, New Norman and Ibas Holding on 15 April 2004
DG.01	Ibas developed degausser
EBITDA	Earnings before interest, taxes, depreciation and amortisation
Encryption	Encryption is the process of converting a plaintext message into an alternate ciphertext message. The ciphertext message contains all the information of the plaintext message, but is not in a format readable by a human or computer unless they possess the key issued by the originator.
Expert Eraser™	An Ibas product (software) for secure data erasure
Formatting	The process of preparing a hard disk or other storage medium for use by an operating system or a user
Ibas	Ibas AS
Ibas Holding	Ibas Holding ASA
ISP	Internet Service Provider, internet provider
Logical analysis	A task to identify the logical condition of data stored on a media with a view to carry out data recovery
Logical recovery	A task for retrieving useful data from a storage media/raw data
Manager	ABG Sundal Collier
NOK (MNOK)	Norwegian kroner (Norwegian kroner in millions)
Norman, or the Company	Norman ASA, or Norman ASA and subsidiaries, as required by the context
New Norman	New Norman ASA
NPF	Norman Personal Firewall
NVC	Norman Virus Control

OEM	Original Equipment Manufacturer – products made and sold by a company under a brand name but where other producers often supply parts
PATAN	Ibas developed equipment to be used in data recovery
PDA	Personal Digital Assistant, a type of handheld computer
Physical analysis	A task to identify the physical condition of a storage media with a view to carry out data recovery
Physical recovery	A task for retrieving raw data from a storage media
Professional ExpertEraser™	An Ibas product (software) for secure data erasure
Prospectus	This prospectus dated 28 April 2004
Public Limited Companies Act or PLCA	The Norwegian Public Limited Companies Act of 13 June 1997 no. 45 (as amended)
Raw-data	The actual information read from a storage media (including system information) without being interpreted by any operating system or application
Re-initialization	The process of re-configure a hard disk, disk set or other storage medium to be formatted (E.g. RAID systems)
RISK	A shareholder's pro rata portion of the retained tax earnings during the period of such shareholder's ownership
Stock Exchange Regulations	The Norwegian Stock Exchange Regulations of 17 January 1994 no. 30 (as amended)
Storage media	Unit(s) to store data from various electronic units such as computers, communication equipment, cameras etc.
Time of Completion	The date on which the Demerger is legally completed in accordance with section 14-8 of the PLCA, as further described in section 6.7 of this Prospectus.
VPN	Virtual Private Network
VPS	Verdipapirsentralen, the Norwegian Registry of Securities
WAN	Wide Area Network

3 EXECUTIVE SUMMARY

3.1 THE DEMERGER

The boards of directors of Norman and its two wholly owned subsidiaries New Norman and Ibas Holding approved the Demerger Plan on 15 April 2004. The Demerger shall be implemented through the transfer to Ibas Holding of Norman ASA's shares in Ibas AS and the transfer to New Norman of all other assets, rights and obligations of Norman ASA. Norman will be dissolved at the completion of the Demerger, and New Norman will at the same time be renamed "Norman ASA". The shareholders of Norman will as demerger consideration receive one share in New Norman and one share in Ibas Holding for each share in Norman.

Following the demerger, New Norman will continue the further development of Norman's virus control and security software business, while Ibas Holding will own and develop Ibas AS, which is one of the world's leading companies within the field of data recovery and is well positioned for further growth, especially within the data erasure and computer forensics segments. It is expected that both New Norman and Ibas Holding will be listed on Oslo Børs with effect from the completion of the Demerger.

The completion of the Demerger is subject to the Demerger Plan being approved by the Norman general meeting and the listing on Oslo Børs of the shares in New Norman following completion of the Demerger.

3.2 BACKGROUND AND MOTIVATION FOR THE DEMERGER

In reaching the decision to propose the demerger of Norman, the board of directors has emphasised the greater opportunities that are presented by a separate development of Norman's two business units. The Virus Control and Ibas businesses operate in different markets where the nature of the customers and the competitive environment differ. The demerger will allow for a better profiling of the two companies and increase the focus on their different strategies, competitive advantages, distribution channels, products and organisations. The demerger will highlight the values of these different businesses and will also pave the way for different ownership structures in the two companies. Furthermore, as a new stand-alone company, Ibas Holding will have direct access to the capital markets, which will provide more flexibility in exploiting and financing future investment opportunities.

Following an overall assessment, the Norman board has come to the conclusion that the two business units will be better placed to meet future opportunities and challenges as independent companies. Against this background, the Board believes that implementation of the Demerger will best serve the interests of Norman's existing shareholders.

3.3 NORMAN PRIOR TO THE DEMERGER

Norman is the parent company in the Norman Group and is quoted on the main list of Oslo Børs. The Group is one of the leading players in the field of anti-virus software and data reconstruction and has the following main business units:

Virus Control

The Virus Control division is involved in the development and sale of software that protects workstations, servers and gateways against computer viruses, trojans and other malware. Its focus is on the Norman Virus Control and Norman Personal Firewall family of products though third party anti-spam and groupware products are also included in the product portfolio. The Company owns the technology on which its core solutions are based, and its products are sold through Norman's subsidiaries into various markets in Europe and the US, and through a network of international distributors into other territories. In addition, several OEM agreements have been established to extend the distribution of Norman's virus control technology through third party branded products and services. Norman's virus control products are mainly sold to the corporate market through resellers and value added partners while sales to the consumer market are made mainly through internet service providers (ISPs) and hardware bundling arrangements.

Ibas

The Ibas division develops and sells products and services for data recovery, data erasure and computer forensics. The head office is situated in Kongsvinger, Norway, with subsidiaries and distributors in Europe and Asia. Ibas AS is a wholly owned subsidiary of Norman ASA.

In Ibas' main business was initially to provide maintenance and repair services for third party personal computers (PCs) and peripheral equipment including hard drives. In the early 1990's, Ibas started to provide data recovery services. Knowledge and experience within this area has contributed to the establishment of new products and services such as data erasure and computer forensics. Today, Ibas is one of the main European providers within these types of services.

3.4 NEW NORMAN AFTER THE DEMERGER

The Demerger is not expected to have any implications for the business, vision, strategy, products or the competitive situation of Virus Control. The only consequence of the Demerger on the legal structure of Norman is the transfer of Norman ASA's 100% shareholding in Ibas AS to Ibas Holding. All other shareholdings will be transferred to New Norman, so that the legal structure of New Norman will be the same as the legal structure of Norman prior to Demerger, with the exception of the 100% shareholding in Ibas AS. The company name of New Norman will at the time of completion of the Demerger be changed to "Norman ASA".

3.5 IBAS AFTER THE DEMERGER

The Demerger is not expected to have any implications for the business, vision, strategy, products or the competitive situation of Ibas. In accordance with the Demerger Plan, Norman ASA's 100% shareholding in Ibas AS will be transferred to Ibas Holding. There will be no change to Ibas AS's shareholding in its subsidiaries.

3.6 ACCOUNTING AND TAX TREATMENT

The Demerger shall for accounting purposes take effect from 1 January 2004. The Norman shareholders will receive shares in New Norman and Ibas Holding on a pro rata basis in accordance with their shareholding in Norman immediately prior to the completion of the Demerger, and the Demerger will therefore be accounted for on a continuity basis so that the book values of the transferred assets, rights, liabilities and equity in Norman's balance sheet will be transferred to and maintained in the balance sheets of New Norman and Ibas Holding.

The Demerger does not imply taxation under Norwegian tax law, neither of Norman, New Norman, Ibas Holding nor of the Norman shareholders. The Norman shareholders keep their Norwegian cost bases for tax purposes (hereunder RISK) of the shares in Norman by these cost bases being transferred to the consideration shares they receive in New Norman and Ibas Holding in the proportion 77/23.

The Demerger shall for tax purposes be implemented with effect from the Time of Completion, so that all transactions, costs and earnings related to the assets, rights and liabilities transferred to New Norman or Ibas Holding, shall be attributed to the company concerned from that point in time.

4 BACKGROUND AND MOTIVATION FOR THE PROPOSED DEMERGER

The board of directors of Norman ASA has decided to propose to its shareholders that the company is demerged into two separate companies, New Norman and Ibas Holding which will take over and further development Norman's two existing business units (Virus Control and Ibas) on a stand-alone basis. As part of this transaction, Norman ASA's 100% shareholding in Ibas AS will be demerged into Ibas Holding, while all of Norman ASA's other assets, rights and liabilities will be demerged into New Norman. This transaction will be effective for accounting purposes from 1st January 2004.

In reaching this decision, the boards of directors has emphasised the greater opportunities that are presented by a separate development of Norman's two business units. The Virus Control and Ibas businesses operate in different markets where the nature of the customers and the competitive environment differ. The demerger will allow for a better profiling of the two companies and increase the focus on their different strategies, competitive advantages, distribution channels, products and organisations. The demerger will highlight the values of these different businesses and will also pave the way for different ownership structures in the two companies.

Following the demerger, New Norman will continue the further development of Norman's virus control and security software business, while Ibas Holding will own and develop Ibas AS, which is one of the world's leading companies within the field of data recovery and is well positioned for further growth, especially within the data erasure and computer forensics segments. As a new stand-alone company, Ibas Holding will have direct access to the capital markets, which will provide more flexibility in exploiting and financing future investment opportunities

Following an overall assessment, the board of directors of Norman has come to the conclusion that the two business units will be better placed to meet future opportunities and challenges as independent companies. Against this background, the board of directors of Norman believes that implementation of the Demerger will best serve the interests of Norman's existing shareholders.

5 NORMAN PRIOR TO THE DEMERGER

5.1 INTRODUCTION

Norman ASA is the parent company in the Norman Group and is quoted on the main list of Oslo Børs. The Group is one of the leading players in the field of anti-virus software and data reconstruction and has the following main business units:

- Virus Control with products and services in the field of virus protection, personal firewalls and other security software.
- Ibas with products and services in the field of data recovery, secure data erasure and computer forensic services.

The Group has approximately 230 employees and is represented by subsidiaries and strategic alliances in Europe, USA, and Asia/Pacific. The Head Office is situated in Lysaker outside Oslo.

Norman sells its virus control products and services in Norway and through subsidiaries in the Benelux, Denmark, Germany, Sweden, Switzerland, the United Kingdom and USA. The rest of the distribution network is based on distributors in a number of countries including Australia, Finland, France, Italy, Spain and parts of Eastern Europe, Asia and South America. Today, there are more than 12 million users of Norman's virus control software across the world.

Ibas sells its products and services in Norway and through subsidiaries in Denmark, Finland, France, Germany, Poland, Singapore, Sweden and the UK, and through six agents in Europe and Asia.

5.2 CORPORATE HISTORY

1984 Norman was established under the name Arcen Data AS, focusing on backup solutions
1988 The first computer virus was identified in Norway, which initiated Norman's move into the field of data security
1989 The first version of Norman's virus control software was built into Arcen BackUp
1993 The company changed its name to Norman Data Defense Systems AS
1994 Norman's firewall software was introduced at CEBIT
1994 Norman acquired a 59% shareholding in the data recovery company, Ibas AS
1996 Norman increased its stake in Ibas AS to 81%
1997 Norman Data Defense Systems Holding ASA was listed on Oslo Børs
1997 The company increased its stake in Ibas AS to 88%
1999 Norman changed its strategy to concentrate more on partnership arrangements with an indirect channel strategy
1999 Outbreak of the Melissa or "Love Letter" virus, one of the first truly prolific viruses to spread through e-mail
1999 Norman increased its holding in Ibas AS to above 90% and following a voluntary and then a compulsory offer to the minority shareholders in early 2000, Ibas AS became a fully owned subsidiary.
2000 Norman was divided into three distinct business units; Virus Control, Ibas and Security Solutions
2000 Norman Virus Control version 5 and Norman Personal Firewall were launched in December
2001 Henning Hansen was hired as the new CEO of Norman with a mandate to streamline and improve the profitability of Norman's three business units
2001 The Security Solutions business unit was closed down in October
2002 Ibas AS establishes subsidiaries in France and Singapore
2002 Norman delivers its first version of the Norman Sandbox Technology
2002 Norman delivers its best year ever with 22% revenue growth and a 21% EBITDA margin
2003 Microsoft uses Norman Virus Control v5.6 with SandBox v.2 to check and protect Microsoft programs against malware
2003 The Blaster and Sobig familiy of viruses causes major downtime in August
2003 Norman with 6% revenue growth and a 19% EBITDA margin
2004 The proliferation of computer viruses continues in March with the NetSky, MyDoom and Bagle family of viruses

5.3 VIRUS CONTROL

5.3.1 The business

The Virus Control division is involved in the development and sale of software that protects workstations, servers and gateways against computer viruses, trojans and other malware. Its focus is on the Norman Virus Control and Norman Personal Firewall family of products though third party anti-spam and groupware products are also included in the product portfolio. The Company owns the technology on which its core solutions are based, and its products are sold through Norman's subsidiaries into various markets in Europe and the US, and through a network of international distributors into other territories. In addition, several OEM agreements have been established to extend the distribution of Norman's virus control technology through third party branded products and services. Norman's virus control products are mainly sold to the corporate market through resellers and value added partners while sales to the consumer market are made mainly through internet service providers (ISPs) and hardware bundling arrangements.

Norman Virus Control is the product in the portfolio that has contributed most to the company's earnings. Three new versions of the Norman Virus Control software were released in 2003 and the product has been awarded over twenty 100% ratings from Virus Bulletin, an independent test organisation, for its ability to detect and remove viruses. This testifies to Norman's leading technology within anti-virus software.

Norman has developed technology for proactive defence against viruses, worms and other threats. The Norman Sandbox technology has undergone continual development since late 2000 and is currently considered to be the leading technology within proactive defence. The technology has proven its ability to detect unknown viruses and is receiving more and more recognition and acclaim within the industry. Norman has a patent pending for this technology.

5.3.2 Vision and strategy

Vision

The aim of the virus control division is to be one of the five leading vendors of anti-virus solutions to the world market before the end of 2007.

Marketing and distribution strategy

Norman's primary market is the "business to business" market where its products are largely sold through dealers and the indirect sales channel. Only occasionally are customers serviced directly in this market. Norman also has agreements with companies that sell Norman's products and license its technology as own-branded software products.

Norman's secondary market is the consumer market. Here the strategy is to team up with ISPs, Internet banks and PC manufacturers in order to offer a simple, but functionally sound solution to the individual user. This strategy has resulted in several leading ISP providers and PC manufacturers marketing Norman products to their customers. This is a cost-effective method for Norman to sell to this market and at the same time it ensures that logistics and distribution of product updates and versions are simplified.

Geographically, Norman will concentrate on growth markets within Europe. Norman ASA already has its own subsidiaries in the Benelux, Denmark, Germany, Sweden, Switzerland, UK and the US, with a network of third party distributors selling its products in other markets.

Norman will be actively recruiting distribution partners who can supply Norman's products as part of their own solutions.

Product and development strategy

Norman's product development strategy is market-driven and based on the needs of the global market. Norman will therefore develop products and services that can be supplied to the volume market and where the market has identified a need for the type of products to be developed within the field of virus control and other security software. Norman will not be the first provider to develop products in new technology fields where the market is yet to be established (e.g. wireless security), but will develop product technology that is modular in structure and can easily be adapted to different product combinations. Norman will make sure that its products have the required functionality to allow for timely release once the market for new technologies is sufficiently established.

Norman will continue to develop products and services that have an open architecture and open interface. This means that Norman wishes to supply products and/or parts as components for the solutions of other suppliers.

New products will be developed in areas of technology adjacent to those where Norman already has products. These will be in areas where some of Norman's products and expertise can be reused, and where existing market channels can be exploited.

Norman shall own its core technology.

5.3.3 Own products

Norman Virus Control

Norman Virus Control (NVC) is a collection of anti-virus software applications and utilities that protect workstations, servers and gateways against malicious software. The most prevalent types of malware are computer viruses, worms, and trojans. The single most important task for anti-virus software is to keep computers free from viruses. NVC is based on the advanced core technologies of the Norman's Scanning Engine, which accurately detects known and unknown computer viruses, worms and trojans. When infected files are detected, NVC cleans, isolates or deletes them immediately — before the destructive code is activated. NVC's key features include:

- Version 2 of the Norman SandBox Technology – a revolutionary, proactive way to detect new and unknown malware
- Automatic updates over the Internet – complete product and incremental updates of definition files

Norman's SandBox technology detects new and unknown computer viruses, including trojans and worms. Today, an email worm can infect tens of thousands of workstations in a matter of seconds. The anti-virus vendors are expected to find the cure, update the virus definition files, and distribute these to its customers immediately. The need for speed is paramount. Norman's SandBox is a virtual world where everything is simulated. An emulator provides an environment where possible virus infected executables «run» just as they would do on a real system. When execution stops, the SandBox is analyzed for changes. The SandBox is particularly tuned to find new email-, network- and peer-to-peer worms.

The NVC family of products are available on the following platforms:

OS/2 DOS-Windows 3.x, Windows 95/98/Me, Windows NT/2000/XP, Novell NetWare, Lotus Domino, MS Exchange, MIMESweeper, Linux, Internet Information Server and Firewall-1.

Norman Personal Firewall

Almost all large corporations and organisations today use firewalls to prevent unauthorised users from gaining access to the company's network. Among smaller companies and individuals, these solutions are less widespread.

With increased interest in e-commerce and internet banking services, and a general increase in Internet usage through standard telephone lines and broadband, Norman has developed a product that can provide security for the home user and small office as well.

Norman Personal Firewall (NPF) has been developed to protect all users, both at the office and at home. NPF is both an application and packet level firewall, combining the two routines used in corporate firewalls, and employs techniques compliant with the NDIS technology to be able to control all levels of communication. Organisations depend on corporate firewalls to protect them from hackers and other negative elements of the Internet but threats such as malicious JavaScripts, Active-Xs, Java Applets, exploits of applications, Internet enabled trojans, worms and computer viruses continue to be significant security threats to individual users that use the Internet.

Some of the main features of the Norman Personal Firewall are as follows:

- Connection security
- Parental Control
- Time control and account manager

- Active content control
- Trusted sites
- Port scan detection and logging
- Trusted IPs

Norman's products are licensed for a period of one, two or three years and the license fee includes all new software releases, definition file updates and email and telephone technical support for the period of the license. The license fee is based on the type of software used, the number of users, and the period of the license. A renewal of an existing license is typically priced at 40-50% of the initial license fee.

5.3.4 Market

The market for virus control and internet security is the fastest growing market within software and services (Gartner Group). The characteristic of the market is that the initial investment in product development is substantial and that it is limited by the skills available. It will therefore be the already established players who will be able to survive and grow further.

	2000	2001	2002	2003	2004	2005	2006	2007	CAGR (%) 2003-2007
Anti Virus All	905.3	1,126.3	1,439.9	1,703.6	1,945.7	2,217.6	2,462.8	2,683.0	13.3
Consumer	252.8	352.2	534.7	689.8	824.3	968.5	1,113.8	1,253.0	18.6
Growth (%)	-	*39.3*	*51.8*	*29.0*	*19.5*	*17.5*	*15.0*	*12.5*	-
Enterprise	625.5	774.1	905.2	1,013.8	1,130.4	1,249.1	1,349.0	1,430.0	9.6
Growth (%)	-	*18.6*	*16.9*	*12.0*	*11.5*	*10.5*	*8.0*	*6.0*	-
Anti Virus All	905.3	1,126.3	1,439.9	1,703.6	1,945.7	2,217.6	2,462.8	2,683.0	13.3
Europe	230.9	297.4	402.3	481.0	556.6	633.1	704.8	767.7	13.8
Japan	86.9	120.4	172.5	208.6	240.9	271.4	299.6	325.7	13.6
Asia/Pacific	59.6	76.6	100.3	123.9	149.0	177.3	206.3	234.8	18.5
North America	478.0	576.7	691.5	797.3	897.3	1,004.9	1,100.9	1,184.2	11.4
Rest of World	49.9	55.2	73.3	92.8	110.8	131.0	151.1	170.5	18.5

Source: Gartner Dataquest, October 2003

The market for virus control and internet security is a global one. The annual growth of the global virus control market is estimated at about 10-15% (Gartner Group). Norman will concentrate its business in Europe and should have excellent opportunities to expand faster than this, as large parts of the European market are new markets for Norman. Neighbouring areas like Denmark, Sweden and Finland are new areas of distribution and are already showing results. Future revenue growth will be achieved by expanding market channels and market share in existing markets, and by entering new European markets.

Norman's services are increasingly being marketed and sold through the internet. This marketing and sales activity also reaches those markets and countries where Norman is currently unrepresented by subsidiaries or distributors. These markets however, will only open up with the help of partners and distributors that can increase brand awareness.

Norman estimates its own market share to be approximately 1% of the global market for virus control products and services.

5.3.5 Competitive situation

Norman's competitors are all international providers supplying software within the fields of internet security and virus control. New competitors are not expected to enter the market since the cost of establishing themselves in the market is considerable and the process is time-consuming. There is also limited expertise available in the market.

The most important competitors are:

Company	Product	Nationality
Symantec Inc.	Norton Antivirus	USA
Network Associates	McAfee Anti-Virus	USA
Trend Micro	Trend Antivirus	Japan/USA
Computer Associates	Innoculate	USA
Sophos	Sophos AV	UK
Panda	Panda AV	Spain
F-secure	F-secure Antivirus	Finland

5.4 IBAS

5.4.1 The business

Ibas AS, founded in 1978, is a leading company providing products and services for data recovery, data erasure and computer forensics. The head office is situated in Kongsvinger, Norway, with subsidiaries and distributors in Europe and Asia. The Ibas group employs about 80 people with about half of the staff employed by the parent company, Ibas AS, in Kongsvinger. Ibas AS is a wholly owned subsidiary of Norman ASA.

Ibas' main business was initially to provide maintenance and repair services for equipment from Televerket (the Norwegian telecom monopoly) in Norway.

Gradually this service turned towards third party repair services for personal computers (PCs) and peripheral equipment including hard drives. In the early 1990's, Ibas started to provide data recovery services. Knowledge and experience within this area has contributed to the establishment of new products and services such as data erasure and computer forensics. Today, Ibas is one of the main European providers within these types of services.

In March 2000, Ibas sold its Nordic repair business to Infocare ASA.

The revenue from data recovery, data erasure and computer forensics grew from MNOK 42 in 1999 to MNOK 76 in 2003, a compounded average growth rate of 16%. This growth has mainly been achieved by setting up new business units, followed by organic growth. The growth rate has been high with the exception of 2003, when revenue was down 4% compared to the previous year.

Ibas' most important assets include its reputation, experienced employees with key technological competence, own developed tools, methods, products and solutions.

Ibas is cleared for working with cases for the Norwegian military and undergoes yearly security audits. More than 20 years of experience combined with the company's major investment in research and development means that Ibas has kept up with the latest developments within the area of data storage technology.

Data recovery, data erasure and computer forensics services are all specialised services that build on high competence and experience within data storage devices and IT risk assessments. All three areas are complementary and fill different market needs. The majority of the existing Ibas' business is generated from incidents creating a need for data recovery or computer forensics services. This is a reactive business model. A minor but increasing part of Ibas revenue is generated through prepaid agreements for data erasure and computer forensic solutions.

Everyone using electronic storage where the data is considered valuable is by definition a potential customer of Ibas services. The customer base largely consists of companies in the SMB segment and customers from the corporate and governmental sectors. The consumer market is addressed on a limited scale.

Ibas is an international business, with 75% of the revenue generated outside Norway. Europe is the main market and Ibas serves customers through three computer forensic laboratories and six data recovery laboratories. Products and services are sold through nine sales subsidiaries and through five agent offices.

Ibas services all customer categories, including the most demanding customers in terms of complexity and severity. Recent cases like the recovery and documentation of the 'Rocknes' and "Sleipner" sinkings in Norway, and Ibas know-how being used by United Nation Weapon Inspectors in Iraq are relevant examples which bear testimony to Ibas's leading competence and recognition in this field.

The Ibas business has performed well in the first quarter 2004 and will show a profitable, double-digit increase in revenue.

5.4.2 Vision and strategy

Vision

Ibas vision is to become the European leader and a worldwide provider of Data Care solutions.

"Data Care solutions" are defined as data recovery-, data erasure- and computer forensics services. Data Care services also includes training, business continuity planning, and consulting services. All of Ibas services and products are about caring for the content of the customers' valuable data. The Data Care service concept does not include traditional system management and maintenance.

"European leader" is defined to mean the leading provider in terms of revenue.

"Worldwide provider" means meeting the needs of global customers for Ibas's Data Care products and solutions.

This vision outlines an ambition to grow with existing products and solutions. Initiatives will be driven by an on-demand logic.

Strategy

Ibas's strategy is summarised by focusing on four key initiatives:

1. Balanced growth with the right speed

   The strategy outlines a growth in three ways. Through acquisitions and mergers, with partners, and by a continuous development of key marketing initiatives.

   The market is divided into geographic zones, where the Nordic region is the home market and Western Europe is the main market. This implies a strong local presence. In other geographic zones, where Ibas is not already present, Ibas will focus on building global partner networks.

2. Develop new ways to the market

   Ibas will develop a program for key partners who are in the ideal position to service customers and address their immediate and potential needs.

   For IT security vendors, Ibas possesses critical and complementary competence. Errors in networks, hardware and software systems are often caused by human errors, poor attitude or bad routines. The Ibas approach to this market is by building awareness, offering training and selling the competence through selected channels.

3. Increase product and process Innovation

   The strategy is to offer better solutions than our competitors. To achieve this, Ibas has to be outstanding within some key technological areas and be able to combine in-house developed technology with commercially available technology in an optimal way.

4. An effective international organisation

   The strategy is to be a powerful, sales-oriented and cost-effective organisation that works optimally within different markets. Ibas will adapt to the local markets, but at the same time benefit from being an international organisation. Ibas must have the right and sufficient competence in all market zones measured by the level of ambitions.

   To achieve this ambition, Ibas will develop programs and initiatives for corporate management, corporate marketing, technical development, sales and marketing, and corporate IT.

In summary, Ibas' strategy is to become the natural first choice for partners and customers – with products and solutions that care for the content of the data and its value.

5.4.3 Products and services

Data recovery is a service provided to customers who for some reason are not able to access data stored on an electronic storage device. Even if the data in most cases not in fact is lost, the user will experience the situation as if the data actually was lost. The consequences of data loss can vary from being annoying to critical for the user or company. If key data is lost, areas like production, accounting, projects and contracts can be drastically affected.

The possible actions in case of a data loss situation can be:

- Restoring the backup, which might not be up to date, and hence will not contain the latest data
- Manually reproduce the information, which in many cases is extremely time consuming and in a worst case situation is not possible due to the nature of the data
- Regard the data as lost and continue the business without it
- Utilize a data recovery service in order to recover the original and up to date data

The reasons for data loss situations can be many, but we can categorize them into two main causes of damage; defective hardware and defective logical (software) structure.

The basis for all data recovery services is the ability to read the data stored on the media. The best software based recovery tools available are not able to recover anything useful unless the data in fact can be read from the hardware. Defective hardware can be caused by (but are not limited to):

- Physical crash in the storage media
- Physical defects in the storage media
- Defective mechanic components
- Defective electronic components

These defects can arise under normal system operations, or they can be triggered by external factors such as a laptop computer dropping to the floor, or more extreme situations such as fire or floods.

The first stage in all data recovery cases handled by Ibas is a physical analysis of the storage media to establish the cause of the damage. When the analysis is complete, a physical recovery is carried out. When the physical recovery is completed, the recovered raw data will be subject to the logical recovery process. The purpose of this process is to correct defects and/or inconsistencies in the logical data structure, and to make sure the data is usable in the original environment. Cases with physical damage as the main cause of data loss often have logical defects as a consequence.

Data loss situations where the media is exposed to a logical damage only may be caused by a variety of different incidents, for example (but not limited to):

- Disruption of normal operating conditions.
- Flaws or defects in applications
- Logical system crash
- Mistakes made by ordinary users (e.g. deleted files)
- Mistakes made by IT management (e.g. formatting of media, re-initialisation of storage systems, insufficient backup routines etc)
- Destructive viruses

Examples of the types of storage media that Ibas deals with are:

- Hard disks, including multi-disk systems like RAID
- Tape
- CD, DVD
- MO, Jaz, Zip, diskettes

- Solid state media (CompactFlash, Multimedia/SD, SmartMedia)

The data recovery service is not limited to any operating- or file- system stored on these media, but examples of operating systems supported are:

- DOS
- Windows 3.x/9x/Me/NT/2000/XP
- Linux/UNIX
- Mac OS

The data recovery process is carried out in close cooperation with the customer, and if necessary, in cooperation with system vendors as well.

Ibas Data Recovery is sold as a two-stage service.

1. The Analysis is performed in order to identify the nature of the problem and the extent of the damage. Supplier describes and suggests one or more solutions and calculates the cost and delivery time for each solution. The conclusion of the analysis is delivered to the customer in a written report.

   The Analysis is sold at a fixed price with a response time defined by service level. At the standard service level the customer will receive results of the Analysis within two working days. Express service is available with immediate start up on arrival at the lab and a seven-hour response. Multidisk, tape or advanced systems may extend this time.

2. The Recovery is performed in accordance with a separate quotation following the Analysis. Total cost and delivery time is individual to all cases.

The price of the recovery service is based on the number of engineer hours allocated in the lab, use of Innovation on demand* to solve the case, spare parts and medium cost.

*Innovation on demand is ad hoc development of new software/tools to be able to solve the case.

Data erasure

Discarded PCs, servers and other equipment containing electronic storage hold a vast amount of information. This information can be sensitive in relation to valid laws and regulations (e.g. personal data) or to company specific policy and definitions (e.g. trade secrets or business concepts). Even if the information itself is not explicitly defined as sensitive or confidential, companies and individuals do not want this information to go astray. Information not defined as confidential can in many cases disclose information about usage patterns, personal opinions, behaviour or attitude. The fact that any non-public information can be read by a third party might be damaging to a company's reputation.

Information stored in various electronic media should be securely erased before the equipment is reused (internally or sold externally) or disposed of.

There are many ways to remove information from electronic storage media, but very few can assure that the information is eliminated for good and are able to handle large amounts of data or units cost-efficiently. Defective media, which still holds information that can be recovered, makes this removal even harder.

Data erasure products and services developed by Ibas provide a secure and efficient erasure of all information stored in electronic storage media in such way that it cannot be recovered.

- ExpertEraser™ - designed for organisations or individuals that require an easy, fast and effective method for eliminating sensitive data from hard drives. ExpertEraser™ complies with the U.S. Department of Defence 5220.22-M standard of overwrites.
- Professional ExpertEraser™ - a total concept for any data erasure need. The solution might include flexible licensing, hardware and software to handle both working and defective drives, network-adapted solutions, pre-installed software on hard disks of new PCs or training of technical staff.
- Degausser - to handle cases where software cannot be used in erasing storage media (defective media)

ExpertEraser™ software is sold and priced per erasure.

Professional ExpertEraser™ is customised solution optimised to the customer need, priced by consultancy hours and priced per number of erasures. Professional ExpertEraser™ also gives an option for site license pricing.

A Degausser is sold either directly, or through the indirect channel at a fixed unit price.

Computer forensics

Securing and analysing electronic evidence is a central theme in an ever-increasing number of conflict situations and criminal cases. Whether there is suspicion of serious criminal acts committed or in the process of being committed, or a desire to prevent computer crime in one's own organisation, then there is one common theme that needs to be addressed: electronic evidence. Such evidence always exists, despite the best of efforts to erase it.

Computer forensic services are of interest not only for investigating computer crimes where the computer itself is the target. Computer forensics services are also of interest whenever you want to document a series of events, where devices with electronic storage are involved. This could for instance be mobile phones used to leave SMS- or voice mail- messages or management and control systems set to monitor and log normal operation (e.g. GPS data to track a vessel's last location or monitoring a ventilation plant's temperature measurement to see where a fire started). *Computer forensics services can therefore be of interest also when the events being investigated are* not crimes. Computer forensic services by Ibas are based on the technology and expertise that has been developed over 20 years of experience in data recovery and data erasure. In addition to this, Ibas has highly experienced personnel with high standing and with experience from the investigation and police authorities.

Ibas neither can, nor wants, to take the roles of the police or the prosecution authorities. Rather the company's technical skills and experience can be used to assist and complement them in their work. In specific instances and after legal investigations are completed, Ibas is able to carry out the technical capture of data, reduce this to relevant data for the assignment and then carry out a technical data analysis. Documentation from Ibas will be limited to the extent of the assignment and will form part of an overall analysis of the case. Ibas is a professional and independent third party and in the case of legal proceedings, Ibas is able to assist the parties in case preparation and in acting as an expert witness.

Electronic evidence is critical in the following situations (but not limited to):

- Disloyal employees
- Computer break-ins
- Possession of illegal pornography
- Breach of contract
- Industrial espionage
- Fraud
- Bankruptcy
- Disputed dismissals
- Forgeries
- Theft

Ibas is able to find, secure and analyse electronic information, and document electronic evidence trails stored in computers, PDAs, mobile phones or any other equipment with electronic storage units. The methodology used ensures the validity and integrity of the evidence, so that it can be used in legal proceedings, law suits or as a part of larger investigations.

Based on the understanding of the case, Ibas will conduct a preliminary analysis. This is the first phase of a computer forensic investigation, and the goal is to determine which media contain information of value to the case, and what can be found on these media. The result of the preliminary analysis is a report that identifies content on the media, and suggestions on further work in the case.

The investigation usually involves thorough analysis of imaged media based on the available facts about the case. The result is a report which details the entire investigation and media containing any recovered data. The report meets evidential standards, and can be used in court. Ibas can also be an expert witness in court if desired.

The price of the computer forensic service is based on the number of engineer hours allocated in the lab and investigation hours at customer premises.

5.4.4 Technology and product development

Brief history

Ibas started out as a hardware oriented company. From the start Ibas was repairing and calibrating electronic instruments, mainly for the Norwegian defence and telecom. Over time the main focus changed to servicing personal computers and peripherals such as printers and monitors. As part of the PC repair business Ibas acquired expertise in repairing hard drives.

Later on as the customer demands changed, this hard drive expertise was used to start and develop the data recovery business. There was a good synergy between repairing drives, and recovering data from them. Much of the same tools and routines could be used.

Current trends in the market and society in general represent new opportunities for Ibas to leverage its core technology and expertise.

Core technology and expertise

Ibas' core expertise is in the field of electronic stored data. Electronic data storage units are used in a wide variety of systems, devices and products. The technologies employed by these devices, and the format and structure of the stored data, is application dependant. The most typical product is the ubiquitous personal computer (PC), containing a 3.5" hard drive and a Windows-based operating system. Another example is a digital camera with a CompactFlash (CF) storage card with a proprietary storage format.

Traditionally most of Ibas' business has come from the professional market, and been related to office automation products and applications. Consequently Ibas' technology portfolio is biased toward solutions for PCs, servers and enterprise storage technologies (RAID, SAN/NAS, tape libraries etc). However, electronic storage units are also a critical parts of consumer products such as cell phones, PDAs, VCRs, DVDs, gaming consoles, and digital cameras. These new products and technologies present Ibas with new technological challenges as well as new business opportunities.

To keep up with technology and customer demands Ibas will continue to develop technology and solutions to access and process data from a variety of electronic storage systems. The technologies can be divided into two general groups:

Hardware

Ibas' services depend on the ability to access data stored on a variety of storage units. The units may be in working order, but more often they are defective, preventing normal access to the data. To access data on defective units Ibas has developed several hardware solutions. The solutions range from methods to bypass password protection on hard disk drives, to complex systems that emulate hard drive subsystems. The latter is exemplified with the PATAN system, which has been developed by Ibas to handle particularly difficult data recovery cases. The PATAN technology (pattern analyser) analyses the magnetic patterns stored on a medium. It then converts them into readable data. The PATAN machine is a result of proprietary software, electronics and positioning systems. PATAN is used internally, and is not offered for sale.

Ibas also develops hardware products for end user sale. One example is the Ibas DG.01 degausser, which is used to erase non-operational storage units, as well as removable magnetic media such as tapes and ZIP drives. The degausser erases media by applying a strong magnetic field. This destroys all information recorded on the unit, including calibration and servo information. Any media erased with the degausser will be destroyed together with the information on it.

Software and systems

Data recovered from electronic storage devices cannot be delivered directly to the customers. Typically the data must go through several processing steps to become useful and valuable to the customer. In most cases the data is logically damaged; i.e. the logical structure of the data has become corrupt. The reasons can be many: missing data due to physical errors on media, partly overwritten data, viruses, user error etc.

For computer forensics the data itself may not be important, but instead the customer wants Ibas to perform a specific analysis and report the findings. To analyse, repair and otherwise process data, Ibas develops proprietary software tools and utilities. These tools are used internally to carry out services for the customers, and are typically not licensed to end-users.

The results of a computer forensics analysis are often used to resolve disputes and conflicts, either in court, or by negotiations between the involved parties. Thus, the documentation provided by Ibas must be accepted and trusted by the involved parties. To achieve this Ibas has developed a computer forensics methodology based on accepted best-practices as well as advice and feedback from experienced investigators.

In addition to the tools used internally for data erasure and computer forensics, Ibas also develops and markets software solutions for data erasure under the ExpertEraser brand name.

Innovation

Based on currently running programs and a continuous focus on innovation, Ibas will focus on:

- Case related innovation
- Product related innovation
- Process related innovation
- Knowledge Management

5.4.5 Market

Ibas is a major provider in data recovery, data erasure and computer forensic in Europe, and is represented in all key markets. Ibas considers local presence to be a key factor for further growth. There are several reasons to expect a significant growth in all three business areas, as well as for new solutions.

The main factors underlying this potential are:

- The increasing number and size of storage devices on PCs, servers, mobile phones, PDAs, cameras etc
- The user's increasing awareness of the value of the data
- The increased focus within companies and the public sector on risk assessments
- Governmental requirements and legislation

The Nordic region is the home market, and Western Europe is the main market for Ibas. The company's annual overall growth has been secured by expanding market shares in existing markets and by entering new geographical markets.

To an increasing extent, the company's services are promoted through the Internet. This marketing activity also reaches those markets and continents where the company currently lacks a local presence.

Market trends

The PC market is massive and changing. The number of PCs and storage devices is increasing, as is the capacity of the storage devices. At the same time the value, sensitivity and criticality of data will increase.

There are approximately 150-180 million PCs in Europe today, and 55 million or more PCs will be introduced into the market in 2004. Of these new PCs, 65 % are for the professional market (Dataquest). We will see a major growth in the home market, not only for traditional PCs, but also for a wide variety of consumer devices. PDAs, mobile phones, digital copiers and digital cameras all rely on electronic storage devices. According to Gartner Group the numbers of storage devices will double the next 5 years. Trend Focus estimates that 300 million hard drive units will be shipped worldwide in 2004, a year over year increase of 16%. They also claim that a typical PC's hard drive will have a storage capacity between 500-600 GB within three years.

The Security Breaches survey 2004 from the UK Trade & Industry department among 1000 medium sized companies in UK showed that 66% have suffered a loss of data. Furthermore the same survey reveals that less than 20% back up their desktop computers, and even more dramatically, showed that less than 8% have tested their disaster recovery plans.

A trend for corporate companies is that the focus on risk assessment for IT infrastructure, and information and IT security is critical and increasingly important. Such assessment is carried out to determine a company's vulnerability and is absolutely critical in protecting information from exposure and misuse.

New laws such as Sarbanes-Oxley Act and the USA Patriot Act as well as new branch standards as the Basel Committee on Banking Supervision give new and stronger requirements for security and management programs for Ibas' target customers. The Basel Committee highlight that the banks should develop:

- Incident response plans to address recovery of e-banking systems and services
- A process for collecting and preserving forensic evidence

Market research firm IDC predicted the market for incident response services, which include computer forensics, will jump from $133 million in 2001 to $284 million by 2004.

This gives Ibas opportunities to actively meet market changes and market potential with its Ibas Data Care products and solutions. The challenge and opportunity is to capitalise the market growth into increased revenue and develop new products and solutions that meet new customer demands.

Market description

Ibas is a major provider of data recovery services in Europe, data erasure in Northern Europe and computer forensics in Nordic and UK. Ibas is represented in all major markets in Europe.

The Nordic region is Ibas' home market, where all three business areas are well positioned and where the Ibas brand represents quality and strong technical capabilities. The Nordic region is the preferred test market for new products and solutions. This is both due to its technically advanced environment as well as the awareness about the value of the data.

The European market has a great potential for further growth, and with five data recovery laboratories and three computer forensics laboratories, Ibas leading its competitors and is well positioned for further growth. Through the Ibas sales offices and local PR agents, Ibas achieves frequent editorial reviews. This ensures good local market exposure which is valuable both to partners and customers in need of immediate help.

Local presence is secured by localised web pages, local marketing and focus on local partner relations. The local presence is critical to secure the trust needed to handle the customers' valuable data, as well as Ibas ability to provide immediate response.

Everyone using electronic storage devices to store valuable data is by definition a potential Ibas customer. Professional users are considered the primarily customer segment, and private users have so far been regarded as a limited market segment.

Traditionally, Ibas has been and still is very strong on physical data recovery. This is a result of good disk technology knowledge, gained originally from the repair business, and continuous R&D efforts. In the countries where Ibas operates, data recovery is the main business area.

The fact that an increasing number of PCs and storage devices have changed owners the last years, has established a market for data erasure. In Norway, 250,000 to 300,000 PCs per year are assumed to change owner. The level of valuable data, the vulnerability and the users' own awareness about data security are factors that probably will affect how many of these PCs will be subject to data erasure. Laws and regulations, recommendations from public authorities and other standards will be of great importance for the demand for secure data erasure.

An increased number of computers, laptops, PDAs, mobile phones, digital copiers, digital cameras, digitalized music, with an increasing portion of sensitive information, along with more extensive use of e-business, will also contribute to a higher demand for secure data erasure.

Computer forensics is the business area that is least mature. Educating the market through professional training courses and editorial articles about computer forensics are important parts of the total marketing effort. Additionally, computer forensics is being used to spearhead the effort to increase the awareness about the value and sensitivity of data.

The need for, and the ability to trace and document incidents in a modern society give this market an increased potential and the biggest constraint for growth within this business area is the lack of awareness about the security risks represented by electronically stored data.

5.4.6 Competitive situation

There are few professional providers of data recovery services with European coverage. Ontrack, Vogon and Convar represent the main competitors on a European basis.

Ontrack is the largest company within Ibas' market. It is a US originated company and its revenue is mainly generated from the US market. Ontrack is owned by the public risk consulting company Kroll Inc (NASDAQ: KROL).

In addition to data recovery services, Vogon is a provider of computer forensic services, with their main focus on the UK market. Vogon has a business in Germany and have recently established operations in the Nordic market (Norway).

A large amount of small private providers of data recovery services, as well as some parts of larger companies, also sell recovery services in their home market. Most of these providers base their recovery services on competence and expertise from their core business area, which will not be data recovery. Typical examples are hardware repair companies which sell data recovery as a side business. Commercially available software for data recovery represents a competitor within the low-end market.

The total market for data recovery services is difficult to define and consequently the market- size and shares are difficult to quantify.

The main challenge is to build up awareness and knowledge about the services and the possibilities that data recovery services give.

Consulting firms operating within the security area who already provide computer forensic services are expected to be the largest providers in this market. Vogon and Ontrack represent competition to Ibas in the European market. The competition in the Nordic market is limited. Within the European market, England is considered to lead in terms of maturity and consequently this market is characterised by several professional providers.

The market for data erasure is considered to be immature with many providers of software. The sales are mainly directed through channels (reseller/distributors). Few professional providers exist that have a complete erasure concept (logistics, setup, tools, documentation etc).

Ibas is considered to be the leading provider of data erasure services in the Nordic market, and the competition is mainly represented by Blancco, a company based in Finland.

5.5 LEGAL STRUCTURE

Norman ASA's shareholdings in subsidiaries is set out in the table below:

Name	% ownership & voting rights
Norman Data Defense Systems AS, Odense, Denmark	100%
Norman Data Defense Systems GmbH, Solingen, Germany	100%
ESaSS BV, Hoofddorp, Netherlands (see note * below)	100%
Norman Data Defense Systems Holding BV, Amsterdam, Netherlands (see note * below)	100%
SHARK BV, Hoofddorp, Netherlands	70%
SHARK International BV, Hoofddorp, Netherlands (see note * below)	70%
Ibas AS, Kongsvinger, Norway	100%
Norman Data Defense Systems AB, Norrköping, Sweden	100%
Norman Data Defense Systems AG, Basel, Switzerland	100%
Norman Data Defense Systems (UK) Ltd, Milton Keynes, UK	100%
Norman Data Defense Systems Inc, Fairfax, Virginia, USA	100%

Note*: These companies are dormant or have little or no activity.

Ibas AS's shareholdings in subsidiaries is set out in the table below:

Name	% ownership & voting rights
Ibas Labs Danmark Aps, Charlottenlund, Denmark	100%
Norman Ibas Oy, Helsinki, Finland	100%
Ibas France SAS, Paris, France	60%
Ibas Deutschland GmbH, Hamburg, Germany	90%
Ibas Polska sp. z o.o., Lodz, Poland	60%
Ibas Singapore Pte Ltd, Singapore	60%
Ibas Labs Sverige AB, Uppsala, Sweden	100%
Ibas UK Ltd, London, UK	100%

5.6 ORGANISATION, BOARD AND MANAGEMENT

5.6.1 Organisation



CEO
Finance & administration
Marketing & business development
Corporate IT
Virus control sales operations
Virus control technical support
Virus control research & development
Ibas business unit & organisation
Germany/Switzerland international distribution
Norway
Netherlands
USA
Sweden
Denmark
UK

5.6.2 Board

The members of the Board are as follows:

Svein Ramsay Goli (64), Chairman

Svein Ramsay Goli has been a board member since February 1998 and chairman of the board since November 1998. Mr. Goli has a B.com degree from the Copenhagen Business School and has completed the Senior Executive Program at IMD in Lausanne, Switzerland. Mr Goli has extensive experience from the IT sector. He has been sales director of IBM Norway, and was responsible for building up Oracle's Norway office. For a period he was also responsible for Oracle Nordic. He is also Chairman of the Board of Tandberg Data ASA and Visma ASA. Mr. Goli resides in Sandefjord, Norway.

Arne Dalslaaen (63)

Arne Dalslaaen has been a board member since November 1998. Mr. Dalslaaen has extensive experience from management positions in IBM Norway and Merkantildata ASA, where he was executive director responsible for Norway and Sweden. He has had his own consulting firm since 2000 and holds several board positions in companies in Norway and Sweden. He is chairman of the board of Omnia ASA and Adra Match ASA. Mr. Dalslaaen resides in Bærum, Norway.

Øystein Moan (44)

Øystein Moan has been a board member since October 2001. Mr. Moan has a Cand. Scient. degree in computer science from the University of Oslo. He is presently the CEO of Visma ASA. He is one the founders of the Norwegian systems-integrator Cinet, and has also served as the managing director for Getronics in the Nordic area. Mr. Moan is also board-member of Inmeta ASA, Exense ASA and Egroup ASA. Mr. Moan resides in Oslo, Norway.

Rainer A. Rueppel (49)

Rainer A. Rueppel has been a board member since February 2004. Mr Rueppel is an engineer by profession and has extensive experience in the European IT security industry. He founded and built up r3 security engineering in the early 1990s, which was merged in 1998 with Entrust Technologies Europe where he held the position of Executive VP Technology until 1999. In recent years, he has acted as an adviser to, and board member in other European technology companies. Mr. Rueppel resides near Zurich in Switzerland.

Per Olav Førland (47), employee representative

Per Olav Førland has been an employee of Norman since 1996, and a member of the board since May 2003. Mr. Førland has a Bachelor degree from the Norwegian School of Economic and Business Adminstration, Bergen. He has almost 20 years experience from the IT sector in Norway, including Managing Director of Acto Informasjonssystemer AS. Mr. Førland resides in Oslo, Norway.

Carl Bretteville (38), employee representative

Carl Bretteville has been an employee of Norman since 1988, and a member of the board since February 2001. Mr. Bretteville graduated from the Norwegian College of Computer Science, Oslo in 1986. Before joining Norman, Mr. Bretteville worked for Scandinavian Airlines System. He has worked in the IT industry all his professional life and has close to 20 years experience as a designer and developer of network security systems. Mr. Bretteville resides in Oslo, Norway.

The shareholder-elected board members were all elected to the board at the annual general meeting held on 20th February 2004 for a period of 2 years.

Board committees

In February 2004, the annual general meeting of Norman ASA approved the establishment of an election committee to oversee the selection, proposal and compensation of board members. This committee comprises John Arthur Olafsen and John Harald Henriksen, who either are or represent two of Norman ASA's largest shareholders.

In January 2003 a compensation committee was established to oversee the compensation of the President & CEO of Norman ASA. This committee comprises Svein Ramsay Goli and Øystein Moan.

Remuneration

For the calendar year 2003, the board members received fees for services to the board of NOK 310.000 divided between Svein Ramsay Goli (NOK 105.000), Arne Dalslaaen (NOK 70.000), Øystein Moan (NOK 70.000) and Carl Espen Wollebekk, a former member of the board (NOK 65.000). Board fees are calculated based on a fixed amount for the year plus an additional fee for each board meeting attended.

In addition to board fees, board members received consulting fees of NOK 232.000 divided between Svein Ramsay Goli (NOK 226.000) and Carl Espen Wollebekk (NOK 6.000).

5.6.3 Management

Henning Hansen (39), CEO

Henning Hansen joined Norman ASA in May 2001 with a mandate to streamline, restructure and improve the profitabilitiy of Norman's businesses. Mr. Hansen has a Bachelor degree in IT/Telecommunication from Oslo's Engineering High School and a Bachelor degree in economics from BI Norwegian School of Management. Mr Hansen has also worked in different sales management positions in Oracle for 8 years. Mr. Hansen resides in Drammen, Norway.

For the calendar year 2003, Henning Hansen received salary and benefits amounting to NOK 2.638.000.

Amar Dash (41), CFO

Amar Dash joined Norman ASA in January 1998, shortly after the company was listed on Oslo Børs, and was appointed CFO a year later. Mr Dash has a degree in Geography from Cambridge University in England. Mr Dash qualified as a UK chartered accountant in 1988 and worked for KPMG from 1985-1997 at its offices in London, Frankfurt and then Oslo. Mr Dash resides in Oppegård, Oslo.

5.6.4 Board- and Management shareholdings and options

The below table lists the shareholdings and options of the Board and Management of Norman and Ibas AS.

Name	Title	Number of shares	Number of options Plan 1	Number of options Plan 2	Number of options Plan 3	Number of options Plan 4	Number of options Plan 5
Svein Ramsay Goli	Board chairman	730,000	-	-	10,000	-	-
Arne Dalslaaen	Board member	0	-	-	10,000	-	-
Øystein Moan	Board member	4,000	-	-	10,000	-	-
Rainer Rueppel	Board member	0	-	-	-	-	25,000
Carl Bretteville	Board member	11,499	-	-	4,000	-	-
Per Olav Førland	Board member	0	-	-	4,000	-	-
Henning Hansen	President and CEO	6,666	13,334	60,000	15,000	20,000	-
Amar Dash	CFO	9,000	-	-	10,000	-	-
Bjørn Arne Skogstad	President and CEO, Ibas	0	-	-	-	-	-
Morten Herud	CFO, Ibas	500	-	-	4,000	-	-
Jan Holm	Director sales and marketing, Ibas	0	-	-	2,000	-	-
Thor Arne Johansen	CTO, Ibas	0	-	-	500	-	-
Total number of options originally allocated			20,000	60,000	244,500	20,000	25,000
Total number of options remaining to be exercised			13,334	60,000	244,500	20,000	25,000

For details of the terms of the options plans, please refer to section 5.8.5.

5.7 KEY FINANCIAL FIGURES

5.7.1 Accounting principles

Norman's financial statements are prepared in accordance with accounting standards, principles and practices generally accepted in Norway. For an overview of accounting principles, please see pages 14 and 15 of the 2003 annual report, appendix 2 to the Demerger Plan attached hereto as Exhibit I.

5.7.2 Consolidated income statement

NOK (000)	2001	2002	2003
Net revenues	**201,408**	**245,252**	**259,718**
Operating expenses:			
Cost of materials	13,855	15,652	18,400
Personnel costs	101,106	120,506	132,653
Other operating costs	55,245	56,089	57,806
Loss on receivables	910	2,605	2,433
	171,116	**194,852**	**211,292**
Earnings before interest, tax, depreciation & amortisation	**30,292**	**50,400**	**48,426**
Depreciation and amortisation	10,860	12,016	10,243
Operating result	**19,432**	**38,384**	**38,183**
Interest income	1,486	1,978	2,296
Other net financial income/(expenses)	-1,937	-3,113	1,082
Result before tax for discontinuing activities	-72,156	-	-
Result before tax	**-53,175**	**37,249**	**41,561**
Tax charge/(credit)	-1,775	3,542	2,079
Minority interest	757	1,088	882
Result for the year	**-52,157**	**32,619**	**38,600**

Earnings per share, basic	-4.96	3.08	3.65
Earnings per share, diluted	-4.95	3.08	·3.64
Dividend per share, basic	0	1.50	2.50
Dividend per share, diluted	0	1.50	2.50

5.7.3 Consolidated balance sheet

NOK (000)	2001	2002	2003
Non current assets:			
Intangible assets	2,470	1,701	2,510
Goodwill	13,999	13,198	9,361
Tangible fixed assets	12,467	13,027	10,868
Deferred tax asset	17,258	17,258	17,258
	46,194	**45,184**	**39,997**
Current assets:			
Inventory	780	2,043	2,767
Accounts receivable	23,547	23,785	29,199
Other short term receivables	6,637	7,453	6,554
Cash	43,101	78,148	105,391
	74,065	**111,429**	**143,911**
Total assets	**120,259**	**156,613**	**183,908**
Equity			
Share capital	21,156	21,169	21,169
Own shares	-266	-140	-400
Share premium/other paid in capital	2,698	2,962	662
Other equity	36,560	49,678	60,992
Minority interest	2,022	3,358	4,272
	62,170	**77,027**	**86,695**
Long term liabilities:			
Pension liabilities	1,353	1,641	2,749
Other long term liabilities	2,143	1,457	1,158
Deferred income - long term	2,479	3,152	6,166
Deferred tax liability	66	85	70
	6,041	**6,335**	**10,143**
Current liabilities:			
Bank overdraft	-	29	-
Accounts payable	6,830	9,184	9,154
Taxes payable	677	3,009	2,492
Payroll tax, VAT, social tax etc	12,949	13,160	13,738
Deferred income - current	9,466	9,868	12,763
Dividend payable	-	15,877	25,961
Other current liabilities	16,383	21,148	22,962
Restructuring reserve relating to discontinued activities	5,743	976	-
Total current liabilities	**52,048**	**73,251**	**87,070**
Total equity and liabilities	**120,259**	**156,613**	**183,908**

5.7.4 Consolidated cash flow statement

NOK (000)	2001	2002	2003
Cashflow from operating activities			
Result before tax	-53,175	37,249	41,561
Restructuring costs (net of payments)	32,053	-4,753	-976
Depreciation & amortisation	13,062	12,016	10,243
Loss on receivables	1,990	2,605	2,433
Loss/(profit) on sale of fixed assets	-7	-236	46
Payment of tax/other items	-1,452	-1,089	-2,877
Changes in assets & liabilities (net of the purchase of companies)			
Accounts receivable	3,575	-2,720	-7,903
Inventory	264	-1,263	-725
Other operating assets/liabilities	5,131	6,386	9,262
Accounts payable	-2,025	2,347	-30
Net cashflow from operating activities	**-584**	**50,542**	**51,034**
Cashflow from investing activities			
Payments for purchase of long term assets	-7,429	-6,975	-4,938
Receipts from sale of long term assets	229	473	4
Payments for shares in subsidiaries (net of cash acquired)	-	-2,772	-276
Net cashflow from investing activities	**-7,200**	**-9,274**	**-5,210**
Cashflow from financing activities			
Payment of dividend	-	-	-15,877
Receipts from share issue after expenses	2,292	277	-
Payments for purchase of own shares	-	-2,357	-6,297
Reduction in bank overdraft & loans	-2,303	-2,114	-29
Net cashflow from financing activities	**-11**	**-4,194**	**-22,203**
Effect of foreign exchange rate changes	**594**	**-2,027**	**3,622**
Net changes in cash & cash equivalents	**-7,201**	**35,047**	**27,243**
Cash & cash equivalents as at 1.01	**50,302**	**43,101**	**78,148**
Cash & cash equivalents as at 31.12	**43,101**	**78,148**	**105,391**
Cash & cash equivalents as at 31.12 include restricted cash balances of:	**2,952**	**3,033**	**2,826**

5.7.5 Segment information

For segment information, please see page 16 of the 2003 annual report, appendix 2 to the Demerger Plan attached hereto as Exhibit I. Please note that this segment information has not been prepared on the same basis as the pro forma information set out in sections 7 and 8 of this prospectus.

5.7.6 Management's discussion of financial results

Norman ASA had net revenues of MNOK 260 in 2003 compared with MNOK 245 in 2002, an increase of 6%. The virus control business unit had net revenues of MNOK 184 and an organic revenue growth of 11%, while the Ibas business unit had net revenues of MNOK 76 and an organic decline in revenues of 4%.

The operating profit before depreciation and amortisation (EBITDA) for the group was MNOK 48 (2002: MNOK 50), giving an EBITDA margin of 19% (21%). This was considered to be good in a year which proved to be difficult for many companies in the IT industry.

The virus control business unit had an EBITDA margin of 21% (23%). The reduction in EBITDA was mainly due to both increased staffing and to increased sales and marketing activities. The Ibas business unit had an EBITDA margin of 13% (16%). The reduction in the EBITDA margin was mainly the result of lower than expected revenues.

The operating profit for 2003 was MNOK 38 (MNOK 38) and the post-tax profit was MNOK 39 (MNOK 33). The earnings per share increased from NOK 3.08 in 2002 to NOK 3.65 in 2003.

The company had a positive cash flow from operations in 2003 of MNOK 51 (MNOK 51), which is close to the actual EBITDA result.

At the end of 2003, the Norman Group had total assets of MNOK 184 (MNOK 157). Net cash balances amounted to MNOK 105 (MNOK 78).

Accounts receivables amounted to MNOK 29 as at 31st December 2003 (MNOK 24) and the average number of days outstanding was 33 days.

In March 2004, a dividend of NOK 2.50 (NOK 1,50) per share was paid for the calendar year 2003 (2002) amounting to MNOK 26 (MNOK 16) in total.

5.7.7 Investments in group companies undertaken during the last three years

2003

On 19th November 2003, Ibas AS acquired 60% of Ibas Polska sp. z o.o., a newly established company in Lodz, Poland. Acquisition costs of NOK 0.3 million were capitalized as part of this transaction, and the resulting goodwill of NOK 0.3 million will be fully amortised during 2004. At any time after 19th November 2006, Ibas AS shall have the right to acquire the remaining 40% of the shares in Ibas Polska sp. z o.o., at a purchase price to be determined on the basis of an earn-out agreement.

2002

On 1st April 2002, Ibas AS acquired 60% of the share capital of Re-G Data Recovery Pte Ltd, Singapore (subsequently Ibas Singapore Pte Ltd) for NOK 2.4 million and agreed to acquire a further 20% on 1st April 2005 for a minimum of NOK 0.9 million at a final price to be determined on the basis of a three year earn-out agreement. This minimum earn-out payment has been classified under other long-term liabilities in the balance sheet. Acquisition costs of NOK 0.3 million were capitalized as part of this transaction, and the resulting goodwill of NOK 3.2 million is being amortised over a period of 7 years.

On 26th February 2002, Ibas AS acquired 60% of a newly established company in Paris, France, Ibas France SAS. Acquisition costs of NOK 0.1 million were capitalized as part of this transaction, and the resulting goodwill of NOK 0.1 million was fully amortised during 2002. At any time after 26th February 2006, Ibas AS shall have the right to acquire the remaining 40% of the shares in Ibas France SAS at a purchase price to be determined on the basis of an earn-out agreement.

On 2nd October 2002, Norman ASA paid deferred consideration to the minority shareholders of SHARK BV, Netherlands, a company which was originally acquired in March 1998. The resulting goodwill of NOK 0.6 million was fully amortised during 2002.

2001

No investments were carried out.

5.8 SHARE CAPITAL AND SHAREHOLDER MATTERS

5.8.1 Current share capital

As at the date of this Prospectus, the Company's share capital is NOK 21,169,076 divided into 10,584,538 shares each with a nominal value of NOK 2. The shares rank equally in all respects and each share is entitled to one vote at the Company's General Meeting.

The Board of Directors has proposed to the Extraordinary General Meeting to be held at 18 May 2004 that the Company's share capital be reduced by NOK 15,876,807 from NOK 21,169,076 to NOK 5,292,269 by the reduction of the nominal value of the shares from NOK 2 to NOK 0.5. The reduction amount of NOK 15,876,807 will be reclassified as other equity in the Company's balance sheet. The share capital reduction will be effective after the expiry of the mandatory two months creditor notice period, i.e. in late July 2004.

5.8.2 Development in share capital

The below table shows the development in share capital in the last three years.

Date	Type of transaction	Capital increase	Share capital	Issued shares	Total shares
31st May 2001	Exercise of share options	120,000	105,096,840	12,000	10,509,684
6th Nov 2001	Reduction in the nominal value of the share *capital from NOK 10 to NOK 2 per share*	-84,077,472	21,019,368	0	10,509,684
30th Nov 2001	Exercise of share options	136,376	21,155,744	68,188	10,577,872
31st May 2002	Exercise of share options	13,332	21,169,076	6,666	10,584,538

5.8.3 Authority to acquire and holding of own shares

The Annual General Meeting, which was held on 20th February 2004, granted the following authorisation to the board of directors to acquire shares on behalf of the Company:

- The Board of Directors is authorised to purchase 1,050,000 Norman ASA shares with a total nominal value of up to NOK 2,100,000, equal to just below 10% of the current share capital.
- The purchase price may be a maximum of NOK 500 per share and a minimum of NOK 10 per share.
- The acquisition and transfer of Norman shares may be done in the way found appropriate by the Board, however not by way of subscription.
- The authority applies for 18 months from 20th February 2004.
- If Norman shares are sold, the authority includes the right to purchase new Norman shares as a substitute for the sold shares, provided that the total holding of shares does not exceed the limit of 10%.

As of the date of this Prospectus the above authority has not been used.

As of the date of this Prospectus Norman holds 200,000 own shares. The shares were acquired as follows:

- 1,608 shares were acquired in August 2000 at an average price of NOK 116.08
- 25,000 shares were acquired in November 2000 at an average price of NOK 73.43
- 43,392 shares were acquired in August 2002 at an average price of NOK 54.19
- 130,000 shares were acquired in September 2003 at an average price of NOK 48.30

It is the intention of the Norman board of directors to use these own shares in connection with the next planned exercise of share options in May 2004. Any remaining own shares will be sold in the market prior to the completion of the Demerger.

5.8.4 Authority to issue new shares

As of the date of this Prospectus none of the below authorities have been used.

The annual general meeting, which was held on 20th February 2004, granted the following authorisation to the Norman board of directors to increase the share capital of the company:

- The Board of Directors is granted authority to increase the share capital by a maximum of NOK 2,100,000 in accordance with the Public Limited Companies Act section 10-14.
- The Board of Directors may set aside the shareholders' preferential rights to subscribe for the new shares pursuant to the Public Limited Companies Act section 10-14.
- The authority includes increases of the share capital against non-cash contributions and resolutions on mergers in accordance with the Public Limited Companies Act section 13-5.
- If the Company's share capital is changed through share splits, bonus issues or similar, the authority shall be amended accordingly so that the total amount the share capital may be increased with shall reflect the new share capital of the Company.
- The Board may also use the authority if the Company is in a take-over situation, such as set out in the Norwegian Stock Exchange Act section 5-15.
- The authority is valid for two years from 20th February 2004.

The annual general meeting, which was held on 19th March 2003, granted the following authorisation to the Norman board of directors to increase the share capital in order to honour options that had already been granted:

- To enable the Company to honour the option agreements that are described in the notice of General Meeting, the Board of Directors is granted the authority to increase the share capital by a maximum of NOK 725,668 through the issue of 362,834 shares with a nominal value of NOK 2, in accordance with the Public Limited Companies Act section 10-14. The shares may be issued to the Company's employees and/or representatives.
- The Board of Directors may set aside the shareholders' preferential rights to subscribe for the new shares pursuant to the Public Limited Companies Act section 10-4.
- If the Company's share capital is changed through share splits, bonus issues or similar, the authority shall be amended accordingly so that the subscription price, the total number of shares, the nominal value and the total amount the share capital may be adjusted accordingly.
- The Board may also use the authority if the Company is in a take-over situation (see the Norwegian Stock Exchange Act section 5-15).
- The authority is valid for two years from 19th March 2003.

The annual general meeting, which was held on 19th March 2003, also granted the following power of attorney to the Norman board of directors to increase the share capital of the company in connection with future share incentive programs:

- The Board of Directors is granted authority to increase the share capital by a maximum of NOK 1,000,000, through the issue of 500,000 shares with a nominal value of NOK 2, in accordance with the Public Limited Companies Act section 10-14. The shares may be issued to the Company's employees and/or representatives. A maximum of 50,000 shares with a nominal value of NOK 2 may be issued to the Company's Board members.
- The Board of Directors may set aside the shareholders' preferential rights to subscribe for the new shares pursuant to the Public Limited Companies Act section 10-4.
- If the Company's share capital is changed through share splits, bonus issues or similar, the authority shall be amended accordingly so that the subscription price, the total number of shares, the nominal value and the total amount the share capital may be adjusted accordingly.
- The Board may also use the authority if the Company is in a take-over situation (see the Norwegian Stock Exchange Act section 5-15).
- The authority is valid for two years from 19th March 2003.

5.8.5 Option programs

Plan 1

Henning Hansen, the President and CEO of Norman ASA, has the right under an incentive program launched on 7th May 2001 to subscribe for the stated number of Norman ASA shares during the period to 31st May 2004 with a maximum of one third each year from 31st May 2002. The subscription price for these options was originally set at NOK 44.40 plus 1% per month from 1st May 2001 to the exercise date, though this subscription price is to be reduced by the amount of dividends paid in the intervening period prior to the exercise date. The subscription price of NOK 44.40 was the stock market price when the options were allocated. On 31st May 2002, options corresponding to 6.666 shares were exercised at a strike price of NOK 50,17.

Plan 2

Henning Hansen, the President and CEO of Norman ASA, has the right under an incentive program launched on 6th March 2002 to subscribe for the stated number of Norman shares during the period to 31st May 2005 with a maximum of one third each year from 31st May 2003. The subscription price for these options is NOK 54, which was the stock market price on 1st January 2002, though this subscription price is to be reduced by the amount of dividends paid in the intervening period prior to the exercise date. The difference of NOK 0.4 million between the subscription price and the market price of NOK 61,- on the date when the options were allocated was expensed in the year this program was launched.

Plan 3

The option holders have the right under an incentive program launched on 26th June 2002 to subscribe for the stated number of Norman ASA shares during the period to 31st May 2005, with a maximum of one third each year from 31st May 2003. The subscription price for these options is NOK 47.50, which was the stock market price when the options were allocated, though this subscription price is to be reduced by the amount of dividends paid in the intervening period prior to the exercise date.

Plan 4

Henning Hansen, the President and CEO of Norman ASA, has the right under an incentive program launched on 25th February 2003 to subscribe for the stated number of Norman ASA during the period to 31st May 2007 with a maximum of one quarter each year from 31st May 2004. The subscription price for these options is NOK 51, which was the stock market price on 21st February 2003, though this subscription price is to be reduced by the amount of dividends paid in the intervening period prior to the exercise date.

Plan 5

Rainer Rueppel, a member of the board of Norman ASA, has the right under an incentive program launched on 1st April 2004 to subscribe for the stated number of Norman ASA during the period to 31st May 2007 with a maximum of one third each year from 31st May 2005. The subscription price for these options is NOK 60, which was the stock market price on 31st March 2004.

5.8.6 Share transferability and voting rights

The Company's shares are listed on the main list of Oslo Børs and are freely negotiable. Each share carries one vote at General Meetings.

5.8.7 Shareholder agreements

The Company is not aware that the Company's shareholders have entered into any shareholder agreements.

5.8.8 Shareholders

As of 28 April 2004 Norman has 1,508 registered shareholders, of which 1,223 holds at least one round lot (100 shares). The table below shows the 20 largest shareholders in Norman registered in VPS as of 28 April 2004.

Shareholder	Number of shares	%
SIS SEGAINTERSETTLE AG 25PCT	1,658,517	15.67%
FERD AS INVEST	1,010,000	9.54%
JAHO AS	843,100	7.97%
HAUAN AS	730,000	6.90%
MP PENSJON	519,100	4.90%
HORISONTEN A/S	513,335	4.85%
FIDELITY FUNDS-NORDIC FUND/SICAV	328,200	3.10%
OLAFSEN ARTHUR J.	312,505	2.95%
VIKERUD VERDI AS	250,500	2.37%
JPMORGAN CHASE BANK	230,283	2.18%
NORMAN DATA DEFENSE SYSTEMS	200,000	1.89%
MARLIN VERDI AS	177,000	1.67%
DEUTSCHE BANK AG LONDON	171,290	1.62%
ULSTEIN LOEN R AS	160,900	1.52%
SKANDINAVISKA ENSKILDA BANKEN	157,000	1.48%
MERRILL LYNCH	145,900	1.38%
NORSKE SHELL'S PENSJONSKASSE A/S	136,500	1.29%
INSALVO A/S	110,000	1.04%
DNB NOR MARKETS, AKSJEHAND/ANALYSE	105,358	1.00%
SUNDAL COLLIER AKTIV	98,100	0.93%
Sum top 20	7,857,588	74.24%
Other	2,726,950	25.76%
Total	10,584,538	100.00%

5.8.9 Share prices and turnover volumes

The closing price on Oslo Børs on 28 April was NOK 60. As of the same date Norman had a market capitalisation of NOK 635 million. The chart below shows the share price and turnover volume the last three years.



Share price (NOK)
Shares (000)
70
65
60
55
50
45
40
35
30
25
20
700
600
500
400
300
200
100
0
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Volume (000) Norman

5.8.10 Shareholder and dividend policy

Norman wishes to be seen as an attractive and competitive long-term investment option and it therefore aims to achieve the highest possible return over time, measured in terms of total dividend and price appreciation of the Norman share. Dividends paid will be a function of the Company's current earnings and need for working capital and investment.

Norman considers it important to maintain a good dialogue with Norman shareholders and the market, with regard to the Company's financial position and development. The Company will see that all relevant information about the Company is available to the whole market. Information will be disseminated to Norman shareholders and other players in the market simultaneously, and by the most effective means possible.

All price-sensitive information will be first notified to Oslo Børs in accordance with the Stock Exchange regulations via Oslo Børs' information system. That information will then be notified by electronic means to the financial market in general, and to persons subscribing to such information via Norman's web pages. Norman endeavours to publish stock market notices and press releases in Norwegian and English at the same time.

Every year, the Company publishes an Annual Report and four interim reports in accordance with Stock Exchange and legal requirements.

The Company endeavours to publish quarterly results information to the market as soon as possible and has therefore established accelerated financial reporting routines to achieve this aim. The Company holds presentations to the press and the financial market as appropriate, as for example, when publishing results or announcing other important items of news. The Company also endeavours to answer questions from market players and other media as quickly as possible. In order to simplify communications, the Company's management may be contacted via e-mail. Organisation details, e-mail contact addresses and historical financial and other information about Norman are also available on its web pages under "investor information" (www.norman.com).

5.9 OTHER INFORMATION

Norman ASA is a public limited liability company incorporated and existing according to the laws of Norway under registration number 835 925 072

Norman's registered address is:

Name:	Norman ASA
Address:	Strandv. 37 1366 LYSAKER Norway
Telephone:	+47 67 10 97 00
Telefax:	+47 67 58 99 40

5.9.1 Registrar at VPS

The Company's shares are registered with VPS under ISIN no: NO 000 3048209.The Company's registrar is DnB NOR Bank ASA, Verdipapirservice, Stranden 21, 0021 Oslo.

5.9.2 Auditors

The Company's auditors are PricewaterhouseCoopers DA, Karenslyst Allé 12, N-0245 Oslo.

5.9.3 Disputes and legal action

Norman is not involved in any dispute or legal action that may substantially affect the Company's financial position.

6 TRANSACTION STRUCTURE

6.1 THE BOARDS' PROPOSALS

The board of directors of Norman and its two wholly owned subsidiaries New Norman and Ibas Holding have proposed to the companies' general meetings that Norman be demerged into New Norman and Ibas Holding in accordance with the Demerger Plan.

Through the Demerger, the Virus Control business and Ibas business will be separated. The Virus Control business will after completion of the Demerger be carried out by the New Norman group, while the Ibas business will be carried out by the Ibas Holding group. Norman will be dissolved in the Demerger and the shareholders of Norman will as demerger consideration receive one share in New Norman and one share in Ibas Holding for each share in Norman.

The completion of the Demerger is expected to take place on 20 August 2004, but the Norman board of directors may determine an earlier date of completion. Such earlier date may not be prior to the expiry of the mandatory creditor notice period, which is expected to be in late July 2004.

6.2 LEGAL STRUCTURE BEFORE AND AFTER THE DEMERGER

The legal structure of Norman prior to and after the Demerger is as follows:


Norman shareholders
100 %
Norman ASA
100 %
100 %
100 %
New Norman ASA
Norman shareholders
100 %
100 %
New Norman ASA
100 %

6.3 IMPLEMENTATION OF THE DEMERGER AND CONSIDERATION TO SHAREHOLDERS

New Norman and Ibas Holding were established as wholly owned subsidiaries of Norman on 2 April 2004 to facilitate the Demerger. The two companies will continue to be owned by Norman until the Time of Completion, and they will not have any activities until after the Time of Completion.

The Demerger shall be implemented in accordance with chapter 14 of the Public Limited Companies Act through the transfer to Ibas Holding of Norman ASA's shares in Ibas AS and the transfer to New Norman of all other assets, rights and obligations of Norman ASA. Norman will be dissolved at the Time of Completion, and New Norman will at the same time be renamed "Norman ASA". The shareholders of Norman will as demerger consideration receive one share in New Norman and one share in Ibas Holding for each share in Norman.

The current share capital of Norman is NOK 21,169,076 divided into 10,584,538 shares, each with a par value of NOK 2. The board of directors of Norman has proposed that share capital of the Company be reduced by NOK 15,876,807 to NOK 5,292,269 through the reduction of the nominal value of the shares from NOK 2 to NOK 0.50. The reduction amount shall be transferred to other equity in the Norman balance sheet. The proposal shall be considered by the Extraordinary General Meeting 18 May 2004, which shall also consider the Demerger Plan.

The above share capital reduction will have been implemented at the Time of Completion, and the share capital of Norman at the Time of Completion will accordingly be NOK 5,292,269. The share capital of Norman shall in the Demerger be allocated to New Norman and Ibas Holding in the same proportion as the net values of Norman are allocated between the two companies in the Demerger, i.e. with NOK 4,075,047.13 (77%) to New Norman and NOK 1,217,221.87 (23%) to Ibas Holding ASA. This will constitute the entire share capital of New Norman and Ibas Holding immediately after the Time of Completion, as the current share capital of each of New Norman and Ibas Holding will be reduced to zero and the outstanding shares be redeemed in connection with the completion of the Demerger.

As consideration for Norman ASA's transfer of assets, rights and obligations to New Norman and Ibas Holding in the Demerger, the shareholders in Norman will receive one share in New Norman with a nominal value of NOK 0.385 and one share in Ibas Holding with a nominal value of NOK 0.115 for each share in Norman held immediately prior to the Time of Completion.

Following the Demerger, the share capital of New Norman and Ibas Holding will be as follows:

- The share capital of New Norman will be NOK 4,075,047.13 divided into 10,584,538 shares each having a nominal value of NOK 0.385.
- The share capital of Ibas Holding will be NOK 1,217,221.87 divided into 10,584,538 shares each having a nominal value of NOK 0.115.

Norman will be dissolved in connection with the completion of the Demerger.

The articles of association of New Norman prior to the Demerger and the draft articles of association of New Norman after the Demerger are attached as Appendix 8 and 9 to the Demerger Plan. The articles of association of Ibas Holding prior to the Demerger and the draft articles of association of Ibas Holding after the Demerger are attached as Appendix 10 and 11 to the Demerger Plan.

A description of the authorisations to the respective boards of directors to increase the share capital in New Norman and Ibas Holding following the Demerger is included in sections 7.5 and 8.5, respectively.

6.4 SHAREHOLDERS' APPROVAL

The boards of directors of Norman, New Norman and Ibas Holding propose that the Demerger Plan is approved by the Extraordinary General Meetings of the respective companies to be held on 18 May 2004.

At least 2/3 of the votes cast and the share capital represented at each of the Extraordinary General Meetings must be in favour of the Demerger in order for the Demerger Plan to be approved.

6.5 ALLOCATION OF ASSETS, RIGHTS AND LIABILITIES

Through the Demerger, Norman ASA's shares in Ibas AS will be transferred to Ibas Holding whereas the other assets, rights and liabilities of Norman will be transferred to New Norman.

If it appears that Norman as at 1 January 2004 had significant assets or rights that were not taken into consideration in the allocation between New Norman and Ibas Holding, the value of the assets/rights shall be divided between Ibas Holding and New Norman in the same proportion as Norman's share capital is divided in the Demerger (77/23). Likewise, if it appears that Norman as at 1 January 2004 had significant liabilities that have not been taken into consideration in the allocation between New Norman and Ibas Holding, these liabilities shall be divided between Ibas Holding and New Norman in the same proportion as Norman ASA's share capital is divided in the Demerger.

6.6 CREDITOR NOTICE PERIOD

The deadline for objections by creditors in connection with the Demerger will expire two months as from the date on which a notice of the Demerger is electronically published by the Norwegian Register of Business Enterprises (Brønnøysundregistrene). The deadline is expected to be late July 2004.

6.7 LEGAL EFFECTUATION OF THE DEMERGER

The transfer of assets, rights and obligations from Norman to New Norman and Ibas Holding through the Demerger will take effect from the time when the Demerger is completed in accordance with section 14-8 of the Norwegian Public Limited Companies Act, (Time of Completion) i.e when a notification of the completion of the Demerger is registered in the Register for Business Enterprises. Such notification shall not be registered until the latest of (i) the expiry of the creditors' two-month time-limit for requiring repayment or the establishment of security for their claims and (ii) 20 August 2004 or such earlier point of time that the Board of Directors in Norman may decide.

6.8 IMPLEMENTATION FOR ACCOUNTING AND TAX PURPOSES

The Demerger shall for accounting purposes take effect from 1 January 2004. The Norman shareholders will receive shares in New Norman and Ibas Holding on a pro rata basis in accordance with their shareholding in Norman immediately prior to the completion of the Demerger, and the Demerger will therefore be accounted for on a continuity basis so that the book values of the transferred assets, rights, liabilities and equity in Norman's balance sheet will be transferred to and maintained in the balance sheets of New Norman and Ibas Holding.

The Demerger shall for tax purposes be implemented with effect from the Time of Completion, so that all transactions, costs and earnings related to the assets, rights and liabilities transferred to New Norman or Ibas Holding, shall be attributed to the company concerned from that point in time.

6.9 VALUATION OF THE DEMERGED BUSINESS

Based upon various evaluations, among them an evaluation of listed peers, it has been concluded that the most relevant valuation method to assess the values of the demerged businesses is discounted value of future cash flows. Estimates of future cash flows are prepared with the company's budgets and estimates on future profits as a basis. The estimates are based on a continuation of the average growth rates the company has shown in recent years. The risks associated with investing in the two companies are perceived to be similar. The estimated exchange ratio between New Norman ASA and Ibas Holding ASA is 77/23. For additional information see appendix 3 to the Demerger Plan, attached hereto as Exhibit I. The division of the share capital of Norman between New Norman and Ibas Holding is in proportion to the division of the net values of Norman between the two companies (i.e. 77/23).

6.10 STOCK EXCHANGE LISTING

The shares of Norman are listed on the Main List of Oslo Børs. Following the Demerger, the shares of both New Norman and Ibas Holding will be listed on Oslo Børs unless any of the companies do not satisfy the listing requirements. Oslo Børs will in principle carry out the same evaluation with respect to New Norman and Ibas Holding as it applies to ordinary listing applications. If any of the companies do not satisfy the listing requirements, Oslo Børs decides whether such company's shares shall be listed.

It is a general requirement for listing that the issuer has existed for at least three years and has operated the major part of its activities for that period. Neither New Norman nor Ibas Holding satisfies this requirement as the companies were incorporated in April this year, and the companies have applied for an exemption from this requirement. Provided that such exemptions are granted, it is the opinion of Norman that New Norman will satisfy the requirements for listing on the Main List and that Ibas Holding will satisfy the requirements for listing on the SMB list of Oslo Børs.

The Demerger is conditional upon the listing of New Norman on Oslo Børs, but not on the listing of Ibas Holding.

6.11 COSTS

The costs related to the Demerger will be expensed by Ibas Holding. These costs are taken into account allocating the net values in Norman ASA to New Norman and Ibas Holding. The costs will include:

ABG Sundal Collier Norge ASA, Oslo	Manager	Approx. NOK 1,500,000
Thommessen Krefting Greve Lund AS, Oslo	Legal advisor	Approx. NOK 600,000
PricewaterhouseCoopers DA, Oslo	Auditors	Approx. NOK 220,000

The fee to the Manager is a fixed amount. The fees to Thommessen Krefting Greve Lund AS and PricewaterhouseCoopers DA are based on actual hours worked. In addition to the costs to the advisors, there will be costs to Oslo Børs, fees to the Register of Business Enterprises, printing and distribution costs etc. The above fee estimates do not include VAT.

6.12 TIME SCHEDULE

The estimated time schedule for the Demerger is as follows:

Reports related to the listing of New Norman and Ibas Holding on Oslo Børs submitted to Oslo Børs	28 April 2004
Extraordinary General Meetings to approve the Demerger Plan	18 May 2004
Creditor notice period expires	Ultimo July 2004
Completion of Demerger and listing of New Norman and Ibas Holding	About 20 August 2004

6.13 EMPLOYEES

Representatives for the employees in Norman have been informed about the Demerger in accordance with the provisions in the Norwegian Working Environment Act and the Public Limited Companies Act. The employees have not had any objections to the Demerger.

The Demerger is not considered to have any significance for the employees of Norman or Ibas AS. The employees rights will be maintained after the completion of the Demerger in accordance with Norwegian law and agreements that are in effect.

The option programs that have been implemented in the Norman group prior to the Demerger (see section 5.8.5) shall be continued in New Norman (also for the employees and representatives in the Ibas group who at the time of completion of the Demerger hold options), in such a way that granted, non-exercised options under the existing option programs shall apply to shares in New Norman from the completion of the Demerger, and so that the exercise price for the options from the same point of time shall be reduced by 23%. The strike price is reduced to reflect that the net assets of New Norman is 23% lower than the net assets of Norman prior to the Demerger, as such net assets are split 77/23 between New Norman and Ibas Holding in the Demerger.

6.14 ANNOUNCEMENTS

The Prospectus has been announced in a national newspaper in accordance with the requirements of Oslo Børs.

6.15 DISTRIBUTION OF THE PROSPECTUS

This Prospectus has been distributed to all registered shareholders of Norman as of 28 April 2004 using the addresses held by VPS and to the investment firms that are members of Oslo Børs. Additional copies of the Prospectus are available from the Manager.

7 NEW NORMAN AFTER THE DEMERGER

7.1 INTRODUCTION

The Demerger is not expected to have any implications for the business, vision, strategy, products or the competitive situation of Virus Control as set out in section 5 to this Prospectus.

7.2 LEGAL STRUCTURE

The only consequence of the Demerger on the legal structure of Norman which is set out in section 5.5 of the Prospectus is the transfer of Norman ASA's 100% shareholding in Ibas AS to Ibas Holding. All other shareholdings will be transferred to New Norman, so that the legal structure of New Norman will be the same as the legal structure of Norman prior to Demerger, with the exception of the 100% shareholding in Ibas AS.

7.3 ORGANISATION, BOARD AND MANAGEMENT

7.3.1 Organisation

The only consequence of the Demerger on the organisational structure of Norman which is set out in section 5.6 of the Prospectus is that the Ibas business and organisation will report to the management and board of Ibas Holding.

7.3.2 Board

The board of directors of New Norman will until the Time of Completion have the following members: Svein Ramsay Goli (Chairman), Arne Dalslaaen and Henning Hansen.

As from the Time of Completion the board of directors in New Norman shall comprise of same shareholder elected members as today's board of directors of Norman. Thus, the board of directors in New Norman shall from the Time of Completion comprise of the following shareholder elected members: Svein Ramsay Goli (Chairman), Arne Dalslaaen, Øystein Moan and Rainer Rueppel. In addition, the employees will be represented by two individuals. Currently, the employees' representatives are Carl Bretteville and Per Olav Førland. Please see section 5.6.2 for further information about the current board of directors in Norman.

7.3.3 Management

Please see section 5.6.3 for CV's.

7.3.4 Board and Management shareholdings and options

All the shares of New Norman are prior to the Demerger owned by Norman. For information about the treatment of outstanding options in Norman prior to the Demerger, see section 6.13. Following the Demerger the Board and Management in Norman who hold shares in Norman will hold an equal number of shares in New Norman as the number of Norman shares held immediately prior to the Time of Completion. Please see section 5.6.4 for information on options and shareholdings held by the Board and Management in Norman.

7.4 FINANCIAL INFORMATION

7.4.1 Adjustments made in preparing the pro forma financial information

Norman's financial statements are prepared in accordance with accounting standards, principles and practices generally accepted in Norway. For an overview of accounting principles, please see pages 14 and 15 of the 2003 annual report, appendix 2 to the Demerger Plan attached hereto as Exhibit I.

As set out in the Demerger Plan, the demerger will be carried out in accordance with the provisions in Chapter 14 of the Norwegian Public Limited Companies Act, whereby the shares in Ibas AS will be transferred from Norman ASA to its newly established, wholly owned subsidiary Ibas Holding, while the remaining assets, rights and liabilities in Norman ASA will be transferred to another newly established, wholly owned subsidiary of Norman ASA, New Norman. As compensation, the shareholders in Norman ASA will receive shares in Ibas Holding and New Norman in the same proportion in which they own shares in Norman ASA, while Norman ASA will be dissolved as part of the demerger.

Following the dissolution of Norman ASA, its share capital shall be divided between New Norman and Ibas Holding in the same proportion as Norman ASA's net values are divided under the demerger. 77% will be allocated to New Norman and 23% will be allocated to Ibas Holding.

The Demerger is being accounted for on the basis of continuity and the comparable figures presented below reflect this.

Description of the comparable figures for the group

The purpose of this accounting information is to show the material effects that this transaction could have had on the historical accounts if it had been carried out at an earlier point in time. The summarised comparable figures for the consolidated income statement and balance sheet will however not necessarily reflect the financial position and result of the business that would have been achieved if the transaction had actually been carried out earlier.

The opening, demerger balance sheets of New Norman and Ibas Holding as at 1 January 2004 have been prepared by allocating to each company the assets, liabilities and equity of Norman ASA that are to be transferred in accordance with the demerger.

The comparable figures in the New Norman and the Ibas Holding pro forma consolidated income statements for 2002 and 2003 have been prepared by allocating to each the net revenues, operating costs, net financial income, and tax and minority interest items that follow the assets, liabilities and equity that are to be transferred as described above, and that in turn form the basis for the pro forma consolidated balance sheets for New Norman and Ibas Holding for 2002 and 2003.

In the pro forma financial information, the following restatements, adjustments and allocations have been made:

1. All inter-company income, costs, receivables and payables between the New Norman Group and the Ibas Holding Group, which have previously been eliminated when consolidating the financial statements of the pre-demerger Norman Group, are considered to be transactions between non-related parties.
2. The tax charge in the Ibas Holding pro forma consolidated income statement has been adjusted to show the notional amount of tax that would have been expensed in 2002 and 2003 if a group tax contribution had not been paid to Norman ASA. As this notional tax charge did not lead to an actual tax liability, no adjustment has been made to the tax liability in the pro forma consolidated balance sheet of Ibas Holding in 2002 and 2003.
3. With the transfer of Norman ASA's investment in Ibas AS to Ibas Holding, in accordance with the demerger, the goodwill arising on the consolidation of Norman ASA's investment in Ibas AS, and the related goodwill amortisation charge, has been allocated to the Ibas Holding Group.
4. The 2002 and 2003 pro forma consolidated balance sheets reflect the reduction in share capital of Norman ASA that the board of directors will be proposing to the extraordinary general meeting of Norman ASA to be held on 18th May 2004.

A more detailed specification which reconciles the pre-demerger Norman group financial statements for 2002 and 2003 to the pro forma consolidated financial statements of New Norman and Ibas Holding is included in Exhibit II.

The tax losses carried forward by Norman ASA relate in its entirety to the business that will be carried on by New Norman.

7.4.2 Consolidated pro forma income statement New Norman group (unaudited)

Prepared in accordance with Stock Exchange Regulations § 19-3

NOK (000)	2002	2003
Net revenues	**175,293**	**189,034**
Operating expenses:		
Cost of materials	9,187	12,943
Personnel costs	83,236	91,982
Other operating costs	42,648	45,130
Loss on receivables	2,310	1,890
	137,381	151,945
Earnings before interest, tax, depreciation & amortisation	**37,912**	**37,089**
Depreciation and amortisation	7,084	5,299
Operating result	**30,828**	**31,790**
Interest income	1,691	1,970
Other net financial income/(expenses)	-1,318	-681
Result before tax	**31,201**	**33,079**
Tax charge/(credit)	2,486	2,122
Minority interest	1,134	855
Result for the year	**27,581**	**30,102**

7.4.3 Consolidated pro forma balance sheet New Norman group (unaudited)

Prepared in accordance with Stock Exchange Regulations § 19-3

NOK (000)	2002	2003
Non current assets:		
Intangible assets	1,701	2,510
Goodwill	3,951	1,972
Tangible fixed assets	5,126	4,277
Deferred tax asset	17,258	17,258
	28,036	**26,016**
Current assets:		
Inventory	372	610
Accounts receivable	16,750	21,415
Group receivables - current	9,589	14,356
Other short term receivables	4,124	4,037
Cash	62,926	78,516
	93,761	**118,934**
Total assets	**121,797**	**144,951**
Equity		
Share capital	4,075	4,075
Own shares	-140	-400
Share premium/other paid in capital	2,810	510
Other equity	46,300	55,296
Minority interest	2,942	3,793
	55,988	**63,274**
Long term liabilities:		
Pension liabilities	-	-50
Other long term liabilities	287	186
Deferred income - long term	3,052	5,912
	3,339	**6,048**
Current liabilities:		
Accounts payable	7,119	7,043
Group payables - current	719	549
Taxes payable	1,984	2,495
Payroll tax, VAT, social tax etc	9,384	8,647
Deferred income - current	9,658	12,388
Dividend payable	15,877	25,961
Other current liabilities	17,730	18,546
Total current liabilities	**62,471**	**75,628**
Total equity and liabilities	**121,797**	**144,951**

7.5 SHARE CAPITAL AND SHAREHOLDER MATTERS

7.5.1 Share capital

New Norman's share capital after the Demerger will be NOK 4,075,047.13 divided into 10,584,538 shares each with a par value of NOK 0.385. The share capital equals 77% of the share capital of Norman ASA, and the division of share capital is equal to the division of net values between New Norman and Ibas Holding, see section 6.9.

The capitalised value of Norman based on the closing price on Oslo Børs on 28 April 2004 was NOK 635. It can not be represented or warranted that the capitalised value of New Norman and Ibas Holding will be equal to 77% or 23%, respectively, of that of Norman even though the net values of Norman are allocated with 77% to New Norman and 23% to Ibas Holding through the Demerger. The capitalised value of New Norman relative to the capitalised value of Ibas Holding may deviate from the 77/23 ratio, and the aggregate capitalised value of the two companies may deviate form the capitalised value of Norman.

7.5.2 Authority to acquire and holding of own shares

The Demerger Plan proposes that the authority to repurchase shares that was granted to Norman (cf section 5.8.3), shall be continued in New Norman. Upon approval of the Demerger Plan, New Norman will have the following authority to acquire own shares:

- The Board of Directors is granted authority on behalf of the company to acqiure 1,050,000 own shares with a total nominal value of up to NOK 404,250, which corresponds to just below 10% of the share capital after the demerger.
- The highest amount that can be paid per share is NOK 385 and the lowest is NOK 7.70.
- Acquisition and transfer of own shares can take place as the Board of Directors finds it appropriate, however not by subscription of own shares.
- If own shares are sold, the authority also comprises purchase of new shares to replace the sold shares, as long as the total holding of own shares does not exceed the 10% limit.
- The authority is valid for 18 months from the resolution of the general meeting.

7.5.3 Authority to issue new shares

The Demerger Plan proposes that the authority to issue shares that was granted to Norman (cf section 5.8.4), shall be continued in New Norman. Upon approval of the Demerger Plan, New Norman will have the following authority to issue new shares:

General Authorisation

- Pursuant to Section 10-14 of the Public Limited Companies Act the board of directors is granted authority to increase the company's share capital by up to NOK 404,250.
- The shareholders' pre-emption right to the new shares according to Section 10-4 of the Public Limited Companies Act can be deviated from.
- The authority also comprises share capital increase against contributions in other assets than money and by merger according to Section 13-5 of the Public Limited Companies Act.
- If the company's share capital is changed by bonus issues or similar, this authorisation is altered so that the total amount that the share capital can be increased by is adjusted correspondingly.
- The authority can also be used by the board of directors if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.
- The authority is valid for two years.

Authority to issue shares in connection with current and future incentive programs

Authorisation no 1:

- In order for the company to be able to issue shares pursuant to the option agreements referred to in the notice of Norman ASAs annual general meeting of 19 March 2003, the board of directors is granted authority pursuant to Section 10-14 of the Public Limited Companies Act to increase the share capital by up to NOK 139,691.09 by the issuance of 362,834 shares, each with a nominal value of NOK 0.385 by one or more private placings towards employees and/or representatives in the group, and to employees and representatives in the Ibas group that hold Norman ASA share options at the time Ibas is demergerd from Norman ASA.
- The shareholders' pre-emption right according to Section 10-4 of the Public Limited Companies Act for the shares that are issued pursuant to this authority can be deviated from by the board of directors.
- If the company's share capital is changed by share split, bonus issue or similar, this authority is altered so that the number of shares, the shares' nominal value and the total amount that the share capital can be increased by is adjusted correspondingly.
- The authority can also be used by the board if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.
- The authority is valid for two years.

Authorisation no 2:

- In order for the company to be able to issue shares pursuant to the option agreements entered into by Norman ASA or the company after 19 March 2003, the board of directors is granted authority pursuant to Section 10-14 of the Public Limited Companies Act to increase the share capital by up to NOK 192,500 by the issuance of 500,000 shares, each with a nominal value of NOK 0.385 by one or more private placings towards employees and/or representatives. A maximum of 50,000 shares, each at a nominal value of NOK 0.385 can be issued to the company's representatives.
- The shareholders' pre-emption right according to Section 10-4 of the Public Limited Companies Act for the shares that are issued pursuant to this authority can be deviated from by the board of directors.
- If the company's share capital is changed by share split, bonus issue or similar, this authority is altered so that the number of shares, the shares' nominal value and the total amount that the share capital can be increased by is adjusted correspondingly.
- The authority can also be used by the board if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.
- The authority is valid for two years.

7.5.4 Option programs

A description of the existing Norman share option programs is included in section 5.8.5. Such option programs will be continued in New Norman on unchanged terms, except that the option exercise prices will be reduced by 23% with effect from completion of the Demerger. The strike price is reduced to reflect that the net assets of New Norman is 23% lower than the net assets of Norman prior to the Demerger, as such net assets are split 77/23 between New Norman and Ibas Holding in the Demerger, see section 6.13. With effect from completion of the Demerger, New Norman may implement new share option programs.

7.5.5 Share transferability and voting rights

There will be no restrictions on transfer of shares and the shares will continue to have one vote at General Meetings.

7.5.6 Listing on Oslo Børs

The listing of the shares of New Norman on Oslo Børs following completion of the Demerger is a condition for such completion, and it is expected that this condition will be satisfied. See section 6.10 for further information.

7.5.7 Shareholders

The shareholders of New Norman immediately after the Demerger will be the same as the shareholders of Norman prior to the Demerger. For a list of the largest shareholders of Norman, see section 5.8.8

Oslo Bøs will determine the lot size prior to listing. It is expected that one round lot will be 200 shares. As of 28 April 2004 Norman had 900 shareholders holding at least 200 shares.

7.5.8 Shareholder and dividend policy

New Norman's shareholder and dividend policy will not change following the demerger, see section 5.8.10.

7.6 OTHER INFORMATION

New Norman is a public limited company incorporated and existing under the laws of Norway. Its organisation number with the Norwegian Register of Business Enterprises is 986 759 808.

New Norman's registered address is:

Name:	New Norman ASA
Address:	Strandveien 37 1366 Lysaker Norway
Telephone	+47 67 10 97 00
Telefax:	+47 67 58 99 40.

7.6.1 Registrar at VPS

The New Norman shares are registered with VPS under ISIN no: NO 001 022524.6. The company's registrar is DnB NOR Bank ASA, Verdipapirservice, Stranden 21, 0021 Oslo.

7.6.2 Auditors

New Norman's auditors are PricewaterhouseCoopers DA, Karenslyst Allé 12, N-0245 Oslo.

8 IBAS AFTER THE DEMERGER

8.1 INTRODUCTION

The Demerger is not expected to have any implications for the business, vision, strategy, products or the competitive situation of Ibas as set out in section 5 to this Prospectus.

8.2 LEGAL STRUCTURE

Under the Demerger Plan, Norman ASA's 100% shareholding in Ibas AS will be transferred to Ibas Holding. There will be no change to Ibas AS's shareholding in subsidiaries which is set out in section 5.5.

8.3 ORGANISATION, BOARD AND MANAGEMENT

8.3.1 Organisation

The following figure shows the organisation of Ibas AS, which will be a 100% subsidiary of Ibas Holding following the Demerger.



Ibas AS
Corporate Management
Corporate Sales & Marketing
Corporate Technology/R&D
Corporate IT/Security
Subsidiaries
Agents
Ibas AS
Production, Sales & marketing, R&D
Ibas Labs Sverige AB
Sales & Marketing
Ibas Labs Danmark Aps
Sales & Marketing
Norman Ibas Oy
Sales & Marketing
Ibas France SAS
Production, Sales & Marketing
Ibas Deutschland GmbH
Production, Sales & marketing, R&D
Ibas Polska sp. Z o.o
Production, Sales & Marketing
Ibas Singapore Pte Ltd
Production, Sales & Marketing
Ibas UK Ltd
Production, Sales & Marketing
Norman AG
Switzerland
Norman B.V.
Benelux
Belfor-Relectronic SRL
Italia
SC Cuadrado SL
Spain
Mask Ltd
Turkey
Belfor-Relectronic Pty
Singapore

Ibas Holding will be the parent company of the group and its only assets immediately following completion of the Demerger will be 100% of the shares in Ibas AS. Ibas AS conducts its own business and is also the parent company for the other companies in the Ibas group. It has three main roles within the Ibas Group:

- it is the owner of the foreign subsidiaries.
- it is the operating entity for the business conducted in Norway and for all subsidiaries without any laboratory.
- It coordinates all the central corporate activities in Ibas Group

The central corporate activities are done centrally for the benefit of the subsidiaries. The corporate activities include IT, the operation of the corporate websites, the coordination of international sales, marketing, product development, and legal and financial services.

Ibas operates a decentralised structure with individual subsidiaries being run by country managers. The subsidiaries are responsible for the sales and marketing of Ibas products and services in their territories. In addition, the subsidiaries in France, Germany, Poland, Singapore and the UK have their own recovery laboratories and the capability to provide Ibas recovery services through their local staff.

Sales of Ibas services through Ibas distributors are governed by a distribution agreement for each country.



Ibas AS
Bjørn Arne Skogstad
President and CEO
Security
Morten Herud
Security Officer
Technology/R&D
Thor Arne Johansen
CTO
Sales & Marketing
Jan Holm
Director sales and marketing
Finance and administration
Morten Herud
CFO

8.3.2 The board of Ibas Holding

The board of directors of Ibas Holding will until the Time of Completion have the following members: Svein Ramsay Goli (Chairman), Arne Dalslaaen and Henning Hansen. For CVs , please see section 5.6.2 and 5.6.3.

The general meeting in Norman that approves the Demerger Plan shall appoint the shareholder elected members of the board of directors in Ibas Holding.This appointment shall be effective from the Time of Completion.

8.3.3 The management of Ibas Holding and Ibas AS

The CEO and only employee of Ibas Holding will be the current CEO of Ibas AS, Bjørn Arne Skogstad.

The management of Ibas AS consists of the following persons:

Bjørn Arne Skogstad (42), President and Chief Executive Officer

Mr. Skogstad joined Ibas in September 2003 as President and CEO, and prior to Ibas he held the position as Managing Director at Innovasjon Gardermoen. He has many years of experience from the IT industry and previously had executive positions as Nordic Regional Director for Tektronix and Xerox.

For the calendar year 2003, Bjørn Arne Skogstad received salary and benefits of NOK 359,112. Mr. Skogstad is entitled to annual salary and benefits amounting to NOK 808,000. In addition, he may be entitled to a variable bonus, based on Ibas meeting certain financial criteria.

Mr Skogstad holds a Bachelor degree in IT/Telecommunication from Oslo Ingeniørhøyskole, a Bachelor degree in economics from BI Norwegian School of Management, and a Master degree in Management from BI Norwegian School of Management.

Morten Herud (44), Chief Financial Officer

Mr. Herud joined Ibas in October 1997 as CFO. He has been employed in several positions at A/S Nevi/Vestagruppen working within Corporate Finance. Prior to joining Ibas, Mr. Herud was engaged as business manager for six years with Hydro Aluminiumprofiler A/S and two years as Financial Controller with Walbro Automotive Corporation A/S.

Mr. Herud holds a Master degree from the School of Economics and Commercial Law at Göteborg University, Sweden

Jan Holm (34), Director of sales and marketing

Mr. Holm joined Ibas in May 2002, and prior to this he has been employed in Autonomy Nordic as Marketing Director (three years), NIA Norske Interaktivitets Arkitekter as Senior Advisor and Associate Partner (two years) and Telenor Media as Product consultant (two years).

Mr. Holm holds a Bachelor of International Marketing from BI Norwegian School of Management, specialising in international marketing/export.

Thor Arne Johansen (35), Chief Technical Officer

Mr. Johansen has been within the Ibas organization since 1987 and he has held various engineering positions in Ibas.

Mr. Johansen holds a Bachelor of Science in Computer Engineering from California State University, Chico, USA.

For information on options and shareholdings in Norman, please see section 5.6.4.

8.3.4 Board and Management shareholdings and options

All the shares of Ibas AS are prior to the Demerger owned by Norman and no options have been granted for shares in Ibas AS or Ibas Holding. For information about the treatment of outstanding options in Norman prior to the Demerger, see section 6.13. Following the Demerger Ibas Holding may implement option programs for its employees and representatives. Following the Demerger the Management in Ibas Holding and Ibas AS who hold shares in Norman will hold an equal number of shares in Ibas Holding as the number of Norman shares held immediately prior to the Time of Completion. Please see section 5.6.4 for a description of the Norman shares held by the Management of Ibas Holding and Ibas AS.

8.4 FINANCIAL INFORMATION

8.4.1 Pro forma adjustments

For a description of the pro forma adjustments made in the pro forma financial information, please see section 7.4.1.

8.4.2 Consolidated pro forma income statement Ibas Holding group (unaudited)

Prepared in accordance with Stock Exchange Regulations § 19-3

NOK (000)	2002	2003
Net revenues	**77,381**	**77,401**
Operating expenses:		
Cost of materials	6,465	5,457
Personnel costs	37,270	40,671
Other operating costs	20,862	19,393
Loss on receivables	295	543
	64,892	**66,064**
Earnings before interest, tax, depreciation & amortisation	**12,489**	**11,337**
Depreciation and amortisation	4,932	4,944
Operating result	**7,556**	**6,393**
Interest income	287	327
Other net financial income/(expenses)	-1,795	1,763
Result before tax	**6,048**	**8,483**
Tax charge/(credit)	3,690	3,936
Minority interest	-46	28
Result for the year	**2,404**	**4,519**

8.4.3 Consolidated pro forma balance sheet Ibas Holding group (unaudited)

Prepared in accordance with Stock Exchange Regulations § 19-3

NOK (000)	2002	2003
Non current assets:		
Goodwill	9,247	7,389
Tangible fixed assets	7,901	6,592
	17,148	**13,981**
Current assets:		
Inventory	1,671	2,157
Accounts receivable	7,035	7,784
Group receivables - current	717	549
Other short term receivables	3,329	2,516
Cash	15,222	26,875
	27,974	**39,881**
Total assets	**45,122**	**53,862**
Equity		
Share capital	1,217	1,217
Share premium/other paid in capital	152	152
Other equity	19,254	21,572
Minority interest	416	479
	21,039	**23,420**
Long term liabilities:		
Pension liabilities	1,641	2,799
Other long term liabilities	1,170	971
Deferred income - long term	100	254
Deferred tax liability	85	70
	2,996	**4,094**
Current liabilities:		
Bank overdraft	29	-
Accounts payable	2,065	2,111
Group payables - current	9,587	14,356
Taxes payable	1,025	-3
Payroll tax, VAT, social tax etc	3,776	5,092
Deferred income - current	211	375
Other current liabilities	4,394	4,416
Total current liabilities	**21,087**	**26,348**
Total equity and liabilities	**45,122**	**53,862**

8.5 SHARE CAPITAL AND SHAREHOLDER MATTERS

The share capital of Ibas AS will not be changed as a result of the Demerger. Thus, this section 8.5 describes the share capital and shareholder matters with respect to Ibas Holding. The share capital equals 23% of the share capital of Norman ASA, and the division of share capital is equal to the division of net values between New Norman and Ibas Holding, see section 6.9.

The capitalised value of Norman based on the closing price on Oslo Børs on 28 April 2004 was NOK 635. It can not be represented or warranted that the capitalised value of New Norman and Ibas Holding will be equal to 77% or 23%, respectively, of that of Norman even though the net values of Norman are allocated with 77% to New Norman and 23% to Ibas Holding through the Demerger. The capitalised value of New Norman relative to the capitalised value of Ibas Holding may deviate from the 77/23 ratio, and the aggregate capitalised value of the two companies may deviate form the capitalised value of Norman.

8.5.1 Share capital

Following the Demerger, the share capital of Ibas Holding will be NOK 1,217,221.87, divided into 10,584,538 shares, each with a nominal value of NOK 0.115.

8.5.2 Authority to acquire and holding of own shares

Similar to New Norman the Demerger Plan proposes that the authority to repurchase shares that was granted to Norman, shall be continued in Ibas Holding. Upon approval of the Demerger Plan, Ibas Holding will have the following authority to acquire own shares:

- The board of directors is granted authority on behalf of the company to acquire 1,050,000 own shares with a total nominal value of up to NOK 120,750, which corresponds to just below 10% of the share capital after the demerger.
- The highest amount that can be paid per share is NOK 115 and the lowest is NOK 2.30.
- Acquisition and transfer of own shares can take place as the board of directors finds it appropriate, however, not by subscription of own shares.
- If own shares are sold, the authority also comprises purchase of new shares to replace the sold shares as long as the total holding of own shares does not exceed the 10% limit.
- The authority is valid for 18 months from the resolution from the general meeting.

8.5.3 Authority to issue new shares

Similar to New Norman the Demerger Plan proposes that the authorities to issue shares that were granted to Norman, shall be continued in Ibas Holding. Upon approval of the Demerger Plan, Ibas Holding will have the following authorities to issue new shares:

General authority

- Pursuant to Section 10-14 of the Public Limited Companies Act the board of directors is granted authority to increase the share capital by up to NOK 120,750.
- The shareholders' pre-emption right to the new shares according to Section 10-4 of the Public Limited Companies Act can be deviated from.
- The authority also comprises share capital increase against contributions in other assets than money and by merger according to Section 13-5 of the Public Limited Companies Act.
- If the company's share capital is changed by bonus issues or similar, this authorisation is altered so that the total amount that the share capital can be increased by is adjusted correspondingly.
- The authority can also be used by the board of directors if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.
- The authority is valid for two years.

Authority in connection with future incentive program

- Pursuant to Section 10-14 of the Public Limited Companies Act the board of directors is granted authority to increase the share capital by up to NOK 57,500 by the issuance of up to 500,000 shares each having a nominal value of NOK 0.115 by one or more private placings towards employees and/or representatives. A maximum of 50,000 shares, each at a nominal value of NOK 0.115 can be issued to the company's representatives.
- The shareholders' pre-emption right according to Section 10-4 of the Public Limited Companies Act for the shares that are issued pursuant to this authority can be deviated from by the board of directors.
- If the company's share capital is changed by share split, bonus issue or similar, this authority is altered so that the number of shares, the shares' nominal value and the total amount that the share capital can be increased by is adjusted correspondingly.
- The authority can also be used by the board if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.
- The authority is valid for two years.

8.5.4 Option programs

As of the date of this Prospectus no new option programs have been implemented with respect to the shares in Ibas AS or Ibas Holding. Following the Demerger Ibas Holding may implement option programs for its employees and representatives.

8.5.5 Listing on Oslo Børs

It is expected that the shares of Ibas Holding will be listed on Oslo Børs following completion of the Demerger, but such listing is not a condition for completion of the Demerger. See section 6.10 for further information.

8.5.6 Share transferability and voting rights

There will be no restrictions on transfer of Ibas Holding shares, and each share will have one vote at General Meetings.

8.5.7 Shareholders

The shareholders of Ibas Holding immediately after the Demerger will be the same as the shareholders of Norman prior to the Demerger. For a list of the largest shareholders of Norman, see section 5.8.8

Oslo Bøs will determine the lot size prior to listing. It is expected that one round lot will be 500 shares. As of 28 April 2004 Norman had 567 shareholders holding at least 500 shares.

8.5.8 Shareholder and dividend policy

Ibas wishes to be seen as an attractive and competitive long-term investment option and it therefore aims to achieve the highest possible return over time, measured in terms of total dividend and price appreciation of the Ibas share. Ibas does however not envisage paying dividends in the near future. Future dividends paid will be a function of Ibas' future earnings, investment opportunities and need for working capital.

Ibas considers it important to maintain a good dialogue with shareholders and the market, with regard to the company's financial position and development. Ibas will see that all relevant information about the company is available to the whole market. All price-sensitive information will be first notified to Oslo Børs in accordance with Stock Exchange regulations via Oslo Børs' information system. Ibas endeavours to publish stock market notices and press releases in Norwegian and English at the same time.

Every year, Ibas will publish an Annual Report and four interim reports in accordance with Stock Exchange and legal requirements.

Organisation details, e-mail contact addresses and historical financial and other information about Ibas will also be made available on Ibas' web pages (www.ibas.com).

8.6 OTHER INFORMATION

Ibas Holding is a public limited company incorporated and existing under the laws of Norway. Its organisation number with the Norwegian Register of Business Enterprises is 986 759 786.

Ibas Holding's registered address is:

Name:	Ibas Holding ASA
Address:	Arkovegen 14 2206 Kongsvinger Norway
Telephone:	+47 62 81 01 00
Telefax:	+47 62 81 01 10

8.6.1 Registrar at VPS

The company's shares are registered with VPS under ISIN no: NO 001 022523.8. The Company's registrar is DnB NOR Bank ASA, Verdipapirservice, Stranden 21, 0021 Oslo.

8.6.2 Auditors

The company's auditors are PricewaterhouseCoopers DA, Karenslyst Allé 12, N-0245 Oslo.

8.6.3 Disputes and legal action

Ibas is not involved in any dispute or legal action that may substantially affect the company's financial position.

9 TAX ISSUES

9.1 GENERAL

Set out below is a summary of certain Norwegian tax consequences of the Demerger. The summary is of a general nature, and may not cover all aspects relevant to a specific shareholder. Investors should consult with and rely on their own personal tax advisors. Furthermore, as this summary only addresses Norwegian tax consequences, investors' resident outside Norway should consult with and rely upon local tax advisors in their country of residence.

The summary is based on Norwegian tax legislation including binding and non-binding interpretations of the law made by the tax authorities, applicable at the date of this Prospectus. The laws, rules and regulations may change, potentially on a retroactive basis.

A proposal for a Norwegian tax reform ("the Tax Reform") was published by the Norwegian Government on 26 March 2004. The proposed changes in Norwegian tax legislation do not directly affect the tax treatment of the Demerger. However, the reform may affect the Norwegian taxation of New Norman and Ibas Holding ASA and their subsidiaries post Demerger, as well as the taxation of shareholders tax resident in Norway or in other jurisdictions.

Brief comments have been made below to highlight possible material changes if the proposals are enacted.

9.2 THE DEMERGER – THE TAX POSITION OF NORMAN ASA

Norman will be demerged under the Norwegian Public Limited Companies Act Chapter 14. All assets, rights and liabilities of Norman will be transferred to two newly incorporated public limited shareholding companies – New Norman and Ibas Holding. As part of the Demerger, the current share capital of Norman will be split with 77% on New Norman and 23% on Ibas Holding. The current Norman will be liquidated as part of the Demerger. Further information on the Demerger is included under section 6 of this Prospectus.

Under the Norwegian Tax Act Chapter 11, the Demerger can be carried out on a roll-over basis without triggering taxation for Norman, New Norman and Ibas Holding as long as the Demerger is carried out in accordance with the rules and regulations set forth in the Norwegian Public Limited Companies Act Chapter 14 and the Norwegian Accounting Act, hereunder Norwegian GAAP. Under the Norwegian Tax Act Chapter 11 the tax-free status of the Demerger is conditional upon a correct allocation of the share capital: The share capital has to be divided between New Norman and Ibas Holding in the same proportion as the market value of Norman at the time of the Demerger is split between New Norman and Ibas Holding. Norman believes that the 77/23 split of the share capital of Norman between New Norman and Ibas Holding reflects the relative market values of New Norman and Ibas Holding at the Time of Completion.

Furthermore, all Norwegian tax assets and tax liabilities of Norman including inter alia the tax bases on assets, will be transferred to New Norman and Ibas Holding respectively. The tax losses carried forward by Norman ASA relate in its entirety to the business that will be carried on by New Norman.

9.3 THE DEMERGER –TAX CONSEQUENCES FOR NORWEGIAN SHAREHOLDERS

A tax-free demerger carried as described in section 9.2 above will not lead to any taxation of Norwegian shareholders.

The tax base the shareholder has on the shares of Norman ASA, including RISK (a shareholder's pro rata portion of the retained tax earnings during the period of such shareholder's ownership), will be split between the shares of New Norman and the shares of Ibas Holding in the same proportion as the share capital is split in the Demerger (i.e. 77/23). For each holder of Norman shares, the aggregate tax base for its New Norman shares and Ibas Holding shares will thus be equal to the tax base of its Norman shares immediately before the Demerger.

The shares of New Norman and Ibas Holding will be deemed to be acquired for tax purposes at the same time as the Norman shares were acquired, including with respect to the application of the "first in first out" principle for tax purposes.

The issuance of the New Norman and Ibas Holding shares will not be subject to any withholding tax or share issuance tax in Norway.

9.4 THE DEMERGER – NORWEGIAN TAX CONSEQUENCES FOR NON-NORWEGIAN SHAREHOLDERS

The Demerger does not trigger Norwegian taxation for a non-Norwegian shareholder in Norman ASA. However, each non-Norwegian shareholder should consult with its tax advisor in its country of residence in order to determine any non-Norwegian consequences of the Demerger.

Also for non-Norwegian shareholders, the issuance of the New Norman and Ibas Holding shares will not be subject to any withholding tax or share issuance tax in Norway.

9.5 TAX POSITION OF NORWEGIAN SHAREHOLDERS AFTER THE DEMERGER

Taxation of Dividends

As a result of the domestic imputation tax credit system, Norwegian resident shareholders will not be taxed on dividends received from Norwegian companies as long as the dividends are distributed in accordance with applicable corporate law.

The proposed Tax Reform however introduces taxation of dividends distributed to individual shareholders at rate of 28%. However, a deduction is made on the basis of the investment made multiplied by a risk-free interest after tax. To some extent, any unused deduction can be carried forward and utilised in later years. It is proposed that this part of the reform will be effective from the fiscal year 2006.

Dividends paid to a Norwegian limited liability company are according to the proposal exempt from taxation for dividends received from Norwegian and non-Norwegian limited liability companies. It is proposed that this rule will apply for dividends transferred from the fiscal year 2004 onwards.

It follows from the Tax Reform proposal that dividends paid to a Norwegian partnership will be treated in a similar manner to dividends transferred directly to the partners of the partnership. The taxation of the partners will depend on whether they are individuals or companies, see above.

Capital Gains Tax

Shareholders resident in Norway for tax purposes will be liable for capital gains tax arising from the sale of shares irrespective of the period of time the shares have been held and the number of shares sold. Capital gains are currently taxed as ordinary income at a flat rate of 28%. Correspondingly, losses on the sale of the shares will be deductible against ordinary income.

The tax base that the shareholder has on the shares of Norman ASA, including RISK-adjustments, will be split to form the tax base of the shareholder's shares in New Norman and Ibas Holding after the Demerger. The split of the tax base will be based on the split of the share capital of Norman between New Norman and Ibas Holding (i.e. 77/23).

The capital gain or loss on each share of New Norman and Ibas Holding will be equal to the difference between the consideration received and the adjusted tax base as derived from the original shares in Norman ASA, with subsequent RISK-adjustments.

The adjusted tax base is the acquisition price adjusted up or down in accordance with the changes in the company's retained earnings after tax during the time the shareholder has held the share ("RISK adjustment"). The adjustment of the tax base for each tax year is allocated to the owner of the shares on January 1 the following year (the assessment year).

If a shareholder disposes of shares acquired at different times and at different cost prices, the share that were acquired first is to be considered realised first (the "FIFO" principle).

Costs in connection with both the acquisition and realization of shares are deductible in the year of realization when calculating capital gains or losses.

The Tax Reform proposal introduces an exemption method when a Norwegian corporate entity disposes of shares. Hence, a capital gain previously taxable will if the proposal is enacted is to be exempt from Norwegian taxation. Correspondingly, a loss previously deductible will not be deductible for Norwegian corporate tax purposes. These changes in the legislation are proposed to be affective for disposals made by corporate shareholders on or after 26 March 2004.

An individual shareholder resident in Norway for tax purposes will still be subject to capital gains taxation and retain the possibility to deduct losses. However, the RISK system is proposed abolished.A deduction is made in the capital gains in a similar manner to what is described under the taxation of dividends above, based on the investment multiplied with a risk-free interest rate less tax. To some extent, any unused deduction can be carried forward and utilised in later years. It is proposed that this part of the reform will be effective with effect from the fiscal year 2006.

Net Wealth Taxation

Norwegian resident individual shareholders are subject to net wealth tax in Norway on their shares. Shareholders that are limited liability companies are not subject to net wealth tax.

The marginal net wealth tax rate for individuals is at present 1.1% of the assessed value. For companies on the Main List of Oslo Børs, the assessed value equals the quoted share price on January 1 of the year of assessment. For companies listed on SMB list (the list for small and medium-sized companies) of Oslo Børs, the assessed value equals 65% of the quoted share price on January 1 of the year of assessment. It is expected that New Norman will be listed on the Main List and that Ibas Holding will be listed on the SMB list.

The Tax Reform proposal calls for a gradual reduction of the net wealth tax.

9.6 THE NORWEGIAN TAX POSITION AFTER THE DEMERGER OF SHAREHOLDERS RESIDENT IN OTHER JURISDICTIONS

Taxation of Dividends

The general withholding tax rate in Norway is 25% on dividends distributed to non-resident shareholders. Withholding tax will be withheld by the distributing company upon distribution. The rate will often be reduced, normally to 15%, by an applicable treaty between Norway and the shareholder's country of residence. The shareholder will receive the dividends net of any withholding tax applicable.

Non-resident shareholders, who have been subject to a higher rate of withholding tax than applicable according to a tax treaty may apply to the Norwegian tax authorities for a refund. The application must be filed with the Central Office – Foreign Tax Affairs (*"Sentralskattekontoret for utenlandssaker"*).

Dividends distributed on nominee-registered shares will normally be subject to the standard 25% rate of withholding tax, unless the nominee, by agreeing to provide certain information about the beneficial owners, has obtained approval to be registered in VPS with a reduced rate treaty rate from the Central Office – Foreign Tax Affairs.

The proposed Tax Reform indicates that dividend withholding tax paid to a non-Norwegian shareholder as a general rule will be levied based upon the rates in the tax treaties. However, a general exemption for dividend withholding tax is proposed for dividends paid to EEA countries, i e to shareholders in the member states of the EU, Iceland and Liechtenstein.

Capital Gains Tax

Non-resident shareholders are not normally subject to capital gains tax in Norway on the sale of shares. A tax liability in Norway may nevertheless arise if (i) the shares were effectively connected with a business in Norway carried out by the shareholder or (ii) the shareholder is an individual who has previously been resident in Norway and the shares are sold within five years of the expiration of the calendar year when residency for tax purposes in Norway ceased. In both cases, the Norwegian tax liability may be limited by a tax treaty. The rate of tax on capital gains is 28%.

It follows from the Tax Reform proposal that to the extent the capital gains are realized by a non-resident company with shares connected with a business in Norway carried out by the shareholder, capital gains are likely to be exempt from taxation. This is however not expressly addressed in the proposal.

Net Wealth Taxation

Non-resident shareholders are normally not obliged to pay net wealth taxes on shares in Norwegian limited liability companies. A wealth tax may arise of the shares are owned by an individual shareholder and the shares held are effectively connected with a business carried out in Norway.

As mentioned above, the Tax Reform proposal calls for a gradual reduction of the net wealth taxation.

10 RISK FACTORS

All share investments are associated with risk. A number of risk elements that appear relevant to Norman and Ibas are set out below. The review is not necessarily exhaustive and circumstances that are not mentioned may also be important when considering risks. One should carefully consider the risks described below, as well as all other information in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. Future events and the actual results could differ materially from those anticipated in these forward-looking statements

The risks described below should be read in conjunction with other information given in this Prospectus, including section 9, Tax Issues.

10.1 GENERAL

Macroeconomy

All share investments are connected with risks. Norman and Ibas are exposed to fluctuations in the general economy. Changes in interest rates will influence the financial situation of the companies.

Foreign exchange rates

Rate trends between NOK and foreign currencies associated with foreign subsidiaries and distributors will always involve a certain earnings and cost risk unless one has a sound security strategy. Historically, Norman has not had a consistent strategy to secure future income in foreign currencies against the NOK. Substantial fluctuations in important exchange rates may therefore affect the earnings picture.

Share price fluctuations

The price of Norman and Ibas shares may be subject to wide fluctuations as a result of many factors, some of which will be outside the companies' control and potentially unrelated to operational performance. Factors that influence share prices include, but are not limited to:

- Response to quarterly and annual reports issued by the companies
- Changes in earnings estimates by analysts
- Changing conditions in the storage industry at large
- Changes in general market or economic outlook
- Rumours and speculation in the market

Loss of key employees

Norman and Ibas are dependent on the ability to attract and retain highly skilled technical, managerial and marketing personnel. The companies may not be able to retain key employees, or may need to pay higher compensation, which could adversely affect operating results.

Organisational development, systems and management

Norman has been through a period of rapid growth and expansion, largely through inorganic growth. Acquisitions and mergers will also be an element in Norman's and Ibas' future. The degree of success in the implementation of strategies will rely on the companies' ability to improve operational, management and financial systems, as well as internal control systems. Any lack of focus in these areas can lead to major financial loss.

Acquisitions and mergers make big demands on the companies' management when it comes to the integration of new product fields, technological solutions and not least, new staff. Corporate culture differences between the present environment and the merged partner may tend to hamper daily operations in the companies.

Legal action

The international IT market of today regularly experiences legal disputes involving claims that patent rights have been infringed and other issues regarding copyright. Even though Norman and Ibas is not aware of any legal action against the companies in these fields today, there is always a risk that competitors and others will bring such actions against Norman or Ibas. There is also no certainty that such disputes will not adversely affect the companies' reputation and operations even if claims are unsubstantiated.

There is also an ongoing risk that customers bring actions against Norman or Ibas claiming compensation for alleged omissions in the companies' products.

Liabilities

If it cannot be determined from the Demerger Plan which company is to be liable for an obligation that has arisen before the effects of a demerger commence, both companies are jointly and severally liable for the obligation according to the Public Limited Companies Act § 14-11.2.

If the company which is to be liable for an obligation according to the demerger plan does not perform the obligation, the companies that have participated in the demerger are jointly and severally liable for the obligation according to § 14-11.3. The liability for each of the other companies is limited however to an amount equivalent to the net value accruing to the company from the demerger.

10.2 NORMAN

Competition

Norman operates in an industry where there are a number of large international players with massive research and development budgets. In the data security niche however, one observes that small players with genuine, in-house developed technology have found a place for themselves in the market. From the Company's perspective however, it is anticipated that in future, competition will increase as the need for this type of software expands. Important competitive factors will therefore be linked to product performance, functionality, quality, customer support, breadth of product range, frequency of updating, brand-building, company reputation and pricing. Being left behind in any one of these areas can lead to the loss of competitive edge.

Trends in technology

The market for security solutions in data communications is fragmented. It is characterised by ongoing innovation in technology. The basis for Norman's existence in this market is largely dependent on its ability to offer a wide spectrum of network-based security solutions, and continuous development of current products while constantly introducing new solutions that are based on the comparative advantages in technology enjoyed by the company.

The market for Norman's products is in continuous development and customer needs are changing constantly. There is no certainty that Norman will make the all the right assessments of the current market trends and marketing activity, or that investments will meet the changing needs of customers in future.

A failure to offer the customer leading-edge technology will rapidly lead to loss of market share. Greater product complexity has also meant that the cost of development work has gone on rising.

Ability to update current products

While the Company must deliver new products, it is also important that the development department channels capacity towards the upgrading and modification of current products. Upgrading in future means among other things, an improvement in functionality, amendments as a result of user difficulties, or modifications against the background of operating system changes. Norman's ability to offer such updates regularly at a low cost will represent an important factor in the Company's success. An anti-virus protection that is unable to identify the latest types of virus is regarded as an obsolete product.

The product portfolio

Many businesses within the software industry base their activities on just one product. The level of risk and potential for growth among different types of product are marked. There is an absolute risk present for certain standardised products because changing conditions can mean they are rapidly abandoned. In a more comprehensive field of activity such as where Norman operates, the risk of being rapidly left behind is relatively small because the replacement of a security system involves a more extensive and costly process. In the longer term however, product development and choice of technology will be crucial for those who will succeed.

The importance of distribution channels

Norman currently markets a significant proportion of its products to end users via distributors. The position in the distributor's product portfolio will have considerable impact on the Company's access to the market. If one and the same distributor is carrying the products of several software houses in the data security industry, it is vital that Norman's products are given high priority.

Cooperation with major hardware producers also plays a very important role in the earnings picture. The impact of OEM agreements can have a considerable influence on the Company's financial results during a period. Solid strategic alliances with serious players will also provide Norman with access to fresh markets.

Delays

Norman has earlier experienced that delays in the pace of product development can lead to loss of earnings. There is no guarantee that further delays will not occur in present and future development projects. Complex program packages of the type developed by Norman can contain errors and omissions in the initialisation phase and this is something that can undermine the customer's faith in the product.

10.3 NEW NORMAN

Please see section 10.2 above, which also applies to New Norman.

10.4 IBAS

Immature market

Ibas is positioned in an immature and emerging market. This gives both opportunities and threats. One threat is a lack of ability to adjust and take a leading position as a complementary value added vendor to leading IT security vendors. Ibas can be bypassed by competitors that are better to build business partnerships.

Another threat is a lack of ability to develop and offer new products and solutions. Traditional data recovery is logistic wise a heavy process by "forcing" the customer to deliver their valuable data to a laboratory. Companies that are able to melt ease of use and being able to solve customer problems will have an advantage.

Data recovery

Ibas operates in a marketplace where there are few professional international providers. Ibas anticipates that in future, competition will increase from the non-professional providers of recovery services. Important competitive factors will therefore be linked to our image as the professionals, quality of performance and customer support. Being left behind in any one of these areas can lead to the loss of competitive edge.

Data erasure

The demand for Data Erasure is driven by two factors:

- Customers must be aware of the risks from not protecting the confidentiality of their data.
- Customers must meet governmental requirements for data confidentiality

This is directly linked to the risks for this business area:

- Lack of customer awareness about data confidentiality is a risk
- Lack of governmental standards and requirements is a risk

Trends in technology

Ibas business is closely related to electronic storage devices. Trends and major changes in this technology can be a risk to Ibas' business. In general it can be seen as a risk to Ibas that the market and technologies can change quicker than Ibas can adapt.

As awareness about data recovery has risen, there are now a number of commercial, inexpensive, do-it-yourself recovery tools available in the market. It is important for Ibas to offer a significant added value compared to using these tools. It is a risk to Ibas if Ibas cannot provide a good value/price proposition to the customers.

Hard drives is the most common mass storage device used in computer systems today. Being electromechanical devices they are fragile and prone to failures. Failed hard drives make up a substantial portion of Ibas' data recovery cases. Therefore, if solid-state devices replace hard drives as the primary mass storage device, this constitutes a risk to Ibas.

If encryption becomes common on electronic storage devices this constitutes a risk to Ibas' current business areas. Encryption has the potential to decrease demand for Data Erasure products.

Encryption is designed to prevent unauthorised access to data. This can influence the effectiveness of data recovery and computer forensics work processes, and therefore poses a risk to these business areas.

Changes in the computing and storage paradigms can pose risks to Ibas. Widespread use of centralized storage solutions and thin clients has the potential of limiting the total number of critical installations. Since Ibas' business is related to incidents to critical storage systems this poses a risk to Ibas.

10.5 TRANSACTION RISK

Acceptance by the general assembly

There is a risk that Norman's general assembly votes against the proposed Demerger

Objection from creditors

There is a risk that the various companies' creditors, suppliers or other with demands outstanding objects to the proposed Demerger, which could potentially delay the effectuation of the transaction.

Contractual partners

The contractual partners of the various companies may decline to continue the contractual relationship with the new contractual partner.

[Unofficial Translation from Norwegian]

Demerger Plan

for the demerger of

Norman ASA
Strandveien 37, 1324 Lysaker, Bærum, Norway
Norwegian organisation number 835 925 072

with

Norman ASA
as transferring company

and

New Norman ASA
Strandveien 37, 1324 Lysaker, Bærum, Norway
Norwegian organisation number 986 759 808

and

Ibas Holding ASA
Arkoveien 14, 2206 Kongsvinger, Norway
Norwegian organisation number 986 759 786

as acquiring companies

Content

* * *

Appendices

1. Articles of Association of Norman ASA
2. Norman ASA's annual accounts, annual report and auditor's report for the three most recent fiscal years
3. Expert statement on the demerger and the contributions in kind to New Norman ASA and Ibas Holding ASA
4. Draft opening balance sheet for New Norman ASA
5. Auditor's statement regarding the opening balance sheet for New Norman ASA
6. Draft opening balance sheet for Ibas Holding ASA
7. Auditor's statement regarding the opening balance sheet for Ibas Holding ASA
8. Articles of Association of New Norman ASA prior to the implementation of the demerger
9. Draft Articles of Association of New Norman ASA after the implementation of the demerger
10. Articles of Association of Ibas Holding ASA prior to the implementation of the demerger
11. Draft Articles of Association of Ibas Holding ASA after the implementation of the demerger
12. The Boards' report on the demerger of Norman ASA

Demerger Plan

1 BASIS FOR THE DEMERGER

Norman ASA is proposed demerged into two companies, New Norman ASA ("**New Norman**") and Ibas Holding ASA ("**Ibas Holding**"), that shall continue and further develop the Norman ASA group's two business units (Virus Control and Ibas) on a stand-alone basis.

In reaching its decision to propose the demerger, the board of directors of Norman ASA has emphasised the greater opportunities that are presented by a separate development of Norman's two business units. The Virus Control and Ibas businesses operate in different markets where the nature of the customers and the competitive environment differ. The demerger will allow for a better profiling of the two companies and increase the focus on their different strategies, competitive advantages, distribution channels, products and organisations. The demerger will highlight the values of these different businesses and will also pave the way for different ownership structures in the two companies.

Following the demerger, New Norman will continue the further development of Norman's virus control and security software business, while Ibas Holding will own and develop Ibas AS, which is one of the world's leading companies within the field of data recovery and is well positioned for further growth, especially within the data erasure and computer forensics segments. As a new stand-alone company, Ibas Holding will have direct access to the capital markets, which will provide more flexibility in exploiting and financing future investment opportunities.

2 DEMERGER METHOD AND DEMERGER CONSIDERATION

The demerger is implemented in accordance with the provisions in Chapter 14 of the Public Limited Companies Act, by the shares in Ibas AS being transferred from Norman ASA to its wholly owned subsidiary Ibas Holding, and the remaining assets, rights and liabilities in Norman ASA being transferred to another wholly owned subsidiary of Norman ASA, New Norman. As compensation, the shareholders in Norman ASA will receive shares in Ibas Holding and New Norman, while Norman ASA is dissolved as part of the demerger.

Following the dissolution of Norman ASA, its share capital shall be divided between New Norman and Ibas Holding in the same proportion as Norman ASA's net values are divided in the demerger, i.e. so that 77% is allocated to New Norman and 23% is allocated to Ibas Holding. The shares in New Norman and Ibas Holding that are issued as part of the demerger shall be divided between the shareholders in Norman ASA in the same proportion that they own shares in Norman ASA.

By implementation of the reduction of share capital in Norman ASA that will be considered at the same extraordinary general meeting in Norman ASA as this demerger plan, the share capital in Norman ASA will be reduced by NOK 15,876,807 from NOK 21,169,076 to NOK 5,292,269 by a reduction of the nominal value of the shares from NOK 2 to NOK 0.50. The reduction amount shall be transferred to other equity in Norman ASA's balance sheet. At the implementation of the demerger, the shareholders in Norman ASA will receive one share in New Norman having a nominal value of NOK 0.385 and one share in Ibas Holding having a nominal value of NOK 0.115 for each share in Norman ASA having a nominal value of NOK 0.50.

Other paid in capital in Norman ASA shall from the Time of Division be divided between New Norman and Ibas Holding in the same proportion as the share capital, i.e. in the proportion 77/23.

3 POINTS OF TIME

3.1 Legal Effectuation of the Demerger According to Company Law

The demerger is legally completed when a notification of the completion of the demerger is registered in the Register for Business Enterprises, cf. Section 14-8 of the Public Limited Companies Act (the "**Time of Completion**"). Such notification shall not be registered until the latest of (i) the expiry of the creditors' two-month time-limit for requiring repayment or the establishment of security for their claims and (ii) 20 August 2004 or such earlier point of time that the Board of Directors in Norman ASA may decide.

At the Time of Completion the following effects of the demerger take place:

(a) The existing shares in New Norman and Ibas Holding are redeemed through repayment, and the share capital in these companies is increased by NOK 4,075,047.13 and NOK 1,217,221.87, respectively. in accordance with this demerger plan.

(b) Assets, rights and liabilities are transferred from Norman ASA to Ibas Holding and New Norman pursuant to this demerger plan.

(c) Shares in Norman ASA are replaced by shares in Ibas Holding and New Norman.

(d) Norman ASA is dissolved.

(e) The name New Norman is altered to Norman ASA.

(f) The new Boards of Directors (cf. Clause 10) take up their duties.

3.2 Stock Exchange Listing

The shares of New Norman and Ibas Holding will from the Time of Completion be listed on the Oslo Stock Exchange, unless New Norman or Ibas Holding do not fulfil the listing requirements, cf. Section 2-7 of the Stock Exchange Regulations. If the companies do not fulfil the listing requirements, the Oslo Stock Exchange decides whether the companies' shares shall be listed.

It is a condition for the completion of the demerger that the shares of New Norman be listed on the Oslo Stock Exchange, but it is not a condition for the completion that the shares of Ibas Holding be listed.

3.3 Time of Division of Assets, Rights, Liabilities and Transactions

The demerger is implemented with effect from 1 January 2004 (the "**Time of Division**"). From the Time of Division Ibas Holding shall be deemed to have acquired the shares in Ibas AS and New Norman shall be deemed to have acquired the assets, rights and liabilities that New Norman shall acquire according to Clause 4. From the same point of time all transactions, costs and earnings that are related to what the individual company is going to acquire, shall be attributed to the company concerned.

3.4 Time of Implementation for Tax Purposes

The demerger shall for tax purposes be implemented with effect from the Time of Completion, so that all transactions, costs and earnings related to what the individual company is going to acquire, shall be attributed to the company concerned from that point in time.

3.5 Time of Implementation for Accounting Purposes

The demerger shall for accounting purposes be implemented with effect from 1 January 2004. The fiscal year 2004 shall be the first fiscal year for which Ibas Holding and New Norman present their accounts.

4 THE DIVISION BETWEEN THE COMPANIES

4.1 The Division of known Assets, Rights and Liabilities

Norman ASA's known assets, rights and liabilities per the Time of Division, shall be divided so that Ibas Holding becomes holder of all of the shares in Ibas AS, while Norman ASA's remaining assets, rights and liabilities shall be transferred to New Norman.

4.2 Unknown Assets and Rights

If it appears that Norman ASA per the Time of Division had significant assets or rights that are not taken into consideration in the allocation between New Norman and Ibas Holding, the value of the assets/rights shall be divided between Ibas Holding and New Norman in the same proportion as Norman ASA's share capital is divided in the demerger.

4.3 Unknown/Forgotten Liabilities

If it appears that Norman ASA per the Time of Division had significant liabilities that have not been taken into consideration in the allocation between New Norman and Ibas Holding, these liabilities shall be divided between Ibas Holding and New Norman in the same proportion as Norman ASA's share capital is divided in the demerger. This also implies claims that are made after the Time of Completion based on previous matters, hereunder for example tax claims.

4.4 Employees

All employees in Norman ASA shall be transferred to New Norman. The salary terms and other terms of employment remain the same. Pension plans and pension obligations in Norman ASA are continued in New Norman.

For the employees in Ibas AS the demerger does not imply any alterations of the employer relationship, the prevailing salary terms or other terms of employment.

Reference is made to Clause 13 for a description of the continuance of the employee share option programs.

4.5 Tax Positions

The demerger is carried out with tax continuity according to the provisions for tax-free demerger. Thus, Ibas Holding and New Norman acquire the tax value that the acquired assets have on Norman ASA's side. The tax losses carried forward by Norman ASA relate in its entirety to the Virus Control business and will be allocated to New Norman upon completion of the demerger.

5 SHARE CAPITAL CHANGES, AUTHORISATIONS TO THE BOARD ETC. IN NEW NORMAN

5.1 Share Capital Reduction

The board of directors of New Norman shall propose, and Norman ASA as sole shareholder at the general meeting in New Norman shall vote in favour of the share capital in New Norman being reduced from NOK 1,000,000 to NOK 0, by distribution of the reduction amount to Norman ASA against the redemption of all of the shares in the company. The said general meeting shall be held prior to the Time of Completion and the reduction of share capital shall be implemented at the Time of Completion.

5.2 Share Capital Increase

As a result of the demerger the share capital in New Norman is increased by NOK 4,075,047.13 from NOK 0 (cf. Clause 5.1 above) to NOK 4,075,047.13 at the Time of Completion, by issuance of 10,584,538 new shares, each with a nominal value of NOK 0.385 by the general meeting in New Norman passing the following resolution through its approval of this demerger plan:

> "The share capital is increased by NOK 4,075,047.13 by issuance of 10,584,538 shares with a nominal value of NOK 0.385. The share contribution in New Norman is paid in form of contribution in kind by transfer of the assets, rights and liabilities that New Norman is going to acquire from Norman ASA in accordance with Clause 4 of the demerger plan.
>
> The new shares give entitlement to dividend from the fiscal year 2004, and give rights in the company from the time of registration of the share capital increase in the Register of Business Enterprises.

The new shares shall be issued to the shareholders in Norman ASA as demerger consideration, and shall be regarded as subscribed when the demerger plan is approved by the general meeting in Norman ASA.

The share capital increase takes place at the time of completion for the demerger. From the same point of time Section 4 of the Articles of Association shall be altered to the following wording:

"The company's share capital is NOK 4,075,047.13 divided into 10,584,538 shares, each with a nominal value of NOK 0.385.""

5.3 Authorisations to the Board of Directors to increase the Share Capital

5.3.1 General Authorisation

In the annual general meeting on 20 February 2004, the board of directors in Norman ASA was granted authority to increase the share capital by nearly 10%. The purpose of the authority is that the board of directors in a relatively rapid and flexible manner shall be able to implement share issues to strengthen the company's equity and liquidity, to finance acquisitions by the issue of new shares or settlement in Norman shares, and resolve mergers. The board of directors is entitled to deviate from the shareholders' pre-emption right when using the authority.

The parties want the above authority to be continued in New Norman. By its approval of the demerger plan the general meeting in New Norman passes the following resolution:

(i) Pursuant to Section 10-14 of the Public Limited Companies Act the board of directors is granted authority to increase the company's share capital by up to NOK 404,250.

(ii) The shareholders' pre-emption right to the new shares according to Section 10-4 of the Public Limited Companies Act can be deviated from.

(iii) The authority also comprises share capital increase against contributions in other assets than money and by merger according to Section 13-5 of the Public Limited Companies Act.

(iv) If the company's share capital is changed by bonus issues or similar, this authorisation is altered so that the total amount that the share capital can be increased by is adjusted correspondingly.

(v) The authority can also be used by the board of directors if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.

(vi) The authority is valid for two years.

5.3.2 Authorisations in connection with Incentive Programs

Norman ASA has implemented share option programs for employees and representatives in the group. These programs shall be continued in New Norman (cf. Clause 13), also with respect to employees and representatives in the Ibas group. For New Norman to be able to issue shares in connection with exercise of options already granted and to open up for establishment of new option programs, the parties desire that the authorisations granted to the board of directors of Norman ASA in that company's annual general meeting 19 March 2003 be continued in New Norman. The board of directors of New Norman will thereby be authorised to increase the share capital through the issuance of shares to employees and representatives in the New Norman group and, to the extent options have been granted prior to the Time of Completion, the Ibas Holding group. By use of the authorisations, the board of directors is entitled to deviate from the shareholders' pre-emption right.

By its approval of the demerger plan, the general meeting in New Norman passes the following resolution:

Authorisation no 1:

(i) In order for the company to be able to issue shares pursuant to the option agreements referred to in the notice of Norman ASAs annual general meeting of 19 March 2003, the board of directors is granted authority pursuant to Section 10-14 of the Public Limited Companies Act to increase the share capital by up to NOK 139,691.09 by the issuance of 362,834 shares, each with a nominal value of NOK 0.385 by one or more private placings towards employees and/or representatives in the group, and to employees and representatives in the Ibas group that hold Norman ASA share options at the time Ibas is demergerd from Norman ASA.

(ii) The shareholders' pre-emption right according to Section 10-4 of the Public Limited Companies Act for the shares that are issued pursuant to this authority can be deviated from by the board of directors.

(iii) If the company's share capital is changed by share split, bonus issue or similar, this authority is altered so that the number of shares, the shares' nominal value and the total amount that the share capital can be increased by is adjusted correspondingly.

(iv) The authority can also be used by the board if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.

(v) The authority is valid for two years.

Authorisation no 2:

(i) In order for the company to be able to issue shares pursuant to the option agreements entered into by Norman ASA or the company after 19 March 2003, the board of directors is granted authority pursuant to Section 10-14 of the Public Limited Companies Act to increase the share capital by up to NOK 192,500 by the issuance of 500,000 shares, each with a nominal value of NOK 0.385 by one or more private placings towards employees and/or representatives. A maximum of 50,000 shares, each at a nominal value of NOK 0.385 can be issued to the company's representatives.

(ii) The shareholders' pre-emption right according to Section 10-4 of the Public Limited Companies Act for the shares that are issued pursuant to this authority can be deviated from by the board of directors.

(iii) If the company's share capital is changed by share split, bonus issue or similar, this authority is altered so that the number of shares, the shares' nominal value and the total amount that the share capital can be increased by is adjusted correspondingly.

(iv) The authority can also be used by the board if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.

(v) The authority is valid for two years.

5.4 Authorisation to acquire Own Shares

In the annual general meeting on 20 February 2004, the board of directors in Norman ASA was granted authority to acquire a number of own shares on behalf of the company corresponding to just below 10% of the company's share capital.

The parties want the above authority to continue in New Norman. Thus, by its approval of this demerger plan the general meeting in New Norman passes the following resolution:

(i) The board of directors is granted authority on behalf of the company to acquire 1,050,000 own shares with a total nominal value of up to NOK 404,250, which corresponds to just below 10% of the share capital after the demerger.

(ii) The highest amount that can be paid per share is NOK 385 and the lowest is NOK 7.70.

(iii) Acquisition and transfer of own shares can take place as the board of directors finds it appropriate, however, not by subscription of own shares.

(iv) If own shares are sold, the authority also comprises purchase of new shares to replace the sold shares as long as the total holding of own shares does not exceed the 10% limit.

(v) The authority is valid for 18 months from the resolution of the general meeting.

5.5 Alteration of the Company Name and Number of Members of the Election Committee

5.5.1 Alteration of the Company Name

By its approval of the demerger plan the general meeting in New Norman passes the following resolution:

"As from the completion of the demerger between Norman ASA, the company and Ibas Holding ASA, the company's name shall be Norman ASA. Section 1 of the Articles of Association shall be altered to the following wording:

"The name of the company is Norman ASA. The company is a public limited company.""

5.5.2 Alteration of the Number of Members of the Election Committee

By its approval of the demerger plan the general meeting in New Norman passes the following resolution:

"As from the completion of the demerger between Norman ASA, the company and Ibas Holding ASA the number of members of the election committee shall be from two to three. Section 6, first paragraph, first sentence of the Articles of Association shall be altered to the following wording:

"The Company shall have an election committee consisting of two to three members.""

5.6 New Norman's Articles of Association after the Demerger

The Articles of Association of New Norman shall with effect from the Time of Completion have the wording that follows from appendix 9 to this demerger plan.

6 SHARE CAPITAL CHANGES, AUTHORISATIONS TO THE BOARD ETC. IN IBAS HOLDING

6.1 Capital reduction

The board of directors in Ibas Holding shall propose, and Norman ASA as sole shareholder at the general meeting in Ibas Holding shall vote in favour of the share capital in Ibas Holding being reduced from NOK 1,000,000 to NOK 0, by distribution of the reduction amount to Norman ASA against the redemption of all of the shares in the company. The said general meeting shall be held prior to the Time of Completion and the reduction of share capital shall be implemented at the Time of Completion.

6.2 Share Capital Increase

As a result of the demerger the share capital in Ibas Holding is increased by NOK 1,217,221.87 from NOK 0 (cf. Clause 6.1) to NOK 1,217,221.87 at the Time of Division, by issuance of 10 584 538 new shares each at a nominal value of NOK 0.115, by the general meeting in Ibas Holding passing the following resolution trough its approval of this demerger plan:

> "The share capital is increased by NOK 1,217,221.87 by issuance of 10,584,538 shares, each at a nominal value of NOK 0.115. The share contribution in Ibas Holding is paid in form of contribution in kind by transfer of assets, rights and liabilities from Norman ASA that Ibas Holding is going to acquire in accordance with Clause 4 of the demerger plan.
>
> The new shares give entitlement to dividend from the fiscal year 2004, and give rights in the company from the registration of the increase of share capital in the Register of Business Enterprises.
>
> The new shares shall be issued to the shareholders in Norman ASA as demerger consideration, and shall be regarded as subscribed when the demerger plan is approved by the general meeting in Norman ASA.
>
> The share capital increase takes place at the time of completion for the demerger. From the same point of time Section 4 of the Articles of Association shall be altered to the following wording:
>
> *"The company's share capital is NOK 1,217,221.87 divided into 10,584,538 shares, each with a nominal value of NOK 0.115.""*

6.3 Authorisations to the Board of Directors to increase the Share Capital

6.3.1 General Authority

In the same manner as for New Norman, the parties want that the general authority to issue new shares that was granted to the board of directors of Norman ASA's by the annual general meeting on 20 February 2004 (cf. Clause 5.3.1), shall be continued in Ibas Holding. By its approval of the demerger plan the general meeting in Ibas Holding passes the following resolution:

(i) Pursuant to Section 10-14 of the Public Limited Companies Act the board of directors is granted authority to increase the share capital by up to NOK 120,750.

(ii) The shareholders' pre-emption right to the new shares according to Section 10-4 of the Public Limited Companies Act can be deviated from.

(iii) The authority also comprises share capital increase against contributions in other assets than money and by merger according to Section 13-5 of the Public Limited Companies Act.

(iv) If the company's share capital is changed by bonus issues or similar, this authorisation is altered so that the total amount that the share capital can be increased by is adjusted correspondingly.

(v) The authority can also be used by the board of directors if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.

(vi) The authority is valid for two years.

6.3.2 Authorisation in connection with Incentive Programs

To be able to establish share incentive programs for employees and representatives in the Ibas Holding group, the parties want the board of directors in Ibas Holding to be granted a special authority to increase the share capital by issuance of shares to employees and representatives in this group. By use of the authority the board of directors is entitled to deviate from the shareholders' pre-emption right.

By its approval of this demerger plan the general meeting in Ibas Holding passes the following resolution:

(i) Pursuant to Section 10-14 of the Public Limited Companies Act the board of directors is granted authority to increase the share capital by up to NOK 57,500 by the issuance of up to 500,000 shares each having a nominal value of NOK 0.115 by one or more private placings towards employees and/or representatives. A maximum of 50,000 shares, each at a nominal value of NOK 0.115 can be issued to the company's representatives.

(ii) The shareholders' pre-emption right according to Section 10-4 of the Public Limited Companies Act for the shares that are issued pursuant to this authority can be deviated from by the board of directors.

(iii) If the company's share capital is changed by share split, bonus issue or similar, this authority is altered so that the subscription price, the number of shares, the shares' nominal value and the total amount that the share capital can be increased by is adjusted correspondingly.

(iv) The authority can also be used by the board of directors if the company is subject to a take-over, cf. Section 5-15 of the Stock Exchange Act.

(v) The authority is valid for two years.

6.4 Authorisation to acquire Own Shares

In the same way as for New Norman, the parties want that the board of directors of Ibas Holding shall be authorised to repurchase a number of own shares equal to just below 10% of the company's share capital.

By its approval of this demerger plan the general meeting in Ibas Holding passes the following resolution:

(i) The board of directors is granted authority on behalf of the company to acquire 1,050,000 own shares with a total nominal value of up to NOK 120,750, which corresponds to just below 10% of the share capital after the demerger.

(ii) The highest amount that can be paid per share is NOK 115 and the lowest is NOK 2.30.

(iii) Acquisition and transfer of own shares can take place as the board of directors finds it appropriate, however, not by subscription of own shares.

(iv) If own shares are sold, the authority also comprises purchase of new shares to replace the sold shares as long as the total holding of own shares does not exceed the 10% limit.

(v) The authority is valid for 18 months from the resolution from the general meeting.

6.5 Alteration of the number of members of the election committee

By its approval of the demerger plan the general meeting in Ibas Holding passes the following resolution:

"As from the completion of the demerger between Norman ASA, New Norman ASA and the company the number of members of the election committee shall be from two to three. Section 6, first paragraph, first sentence of the Articles of Association shall be altered to the following wording:

"The Company shall have an election committee consisting of two to three members.""

6.6 Ibas Holding's Articles of Association after the Demerger

The Articles of Association of Ibas Holding shall with effect from the Time of Completion have the wording that follows from appendix 11 to this demerger plan.

7 DEMERGER COSTS

The costs of the demerger shall be paid by Ibas Holding. These costs are taken into account allocating the net values in Norman ASA to New Norman and Ibas Holding (cf. Clause 2). The demerger costs include inter alia fees to the companies' financial advisor, auditor and lawyer, fees to the Register of Business Enterprises and Oslo Stock Exchange, as well as printing expenses.

8 DRAFT OPENING BALANCE SHEETS

Draft opening balance sheets for the New Norman and Ibas Holding per 1 January 2004 are included as appendix 4 and 6 to this demerger plan and is regarded as a part hereof. Statements from auditor stating that the balance sheets have been made in accordance with the applicable accounting rules are included as appendix 5 and 7.

9 AMENDMENTS TO THE DEMERGER PLAN

The board of directors of Norman ASA may, when the general meetings have approved this demerger plan, on behalf of the general meetings, implement minor amendments to the demerger plan if this is found to be necessary or desirable and will not harm or be a disadvantage to the shareholders in Norman ASA. The managing director in Norman ASA can make amendments to the demerger plan that may be required by the Register of Business Enterprises, if the amendments are purely formal or technical and do not imply any financial consequences.

10 BOARD AND CEO OF THE COMPANIES FOLLOWING THE DEMERGER

10.1 The Boards

New Norman and Ibas Holding will have identical boards of directors until the Time of Completion, comprising of the following individuals: Svein Ramsay Goli (Chairman), Arne Dalslaaen and Henning Hansen.

As from the Time of Completion the board of directors in New Norman shall comprise of same shareholder elected members as today's board of directors in Norman ASA. Thus, the board of directors in New Norman shall from the Time of Completion comprise of the following shareholder elected members: Svein Ramsay Goli (Chairman), Arne Dalslaaen, Øystein Moan and Rainer Rueppel. In addition, the employees will be represented by two individuals. Currently, the employees representatives are Carl Bretteville and Per Olav Førland.

The general meeting in Norman ASA that approves this demerger plan shall appoint the shareholder elected members of the board of directors in Ibas Holding, which appointment shall have effect from the Time of Completion.

10.2 CEOs

CEO in New Norman shall be the current CEO of Norman ASA, Henning Hansen.

CEO in Ibas Holding ASA shall be the current CEO of Ibas AS, Bjørn Arne Skogstad.

11 WRONG ASSUMPTIONS FOR THE DEMERGER

Should it appear that the distribution between New Norman and Ibas Holding is based on wrong or incomplete information about factual circumstances, and this leads to imbalances which can not be corrected through other provisions of this demerger plan, the imbalances shall be compensated by way of a cash payment. When determining the date(es) of payment the companies' liquidity situation shall be taken into account.

12 EXERCISE OF SHAREHOLDER RIGHTS IN IBAS HOLDING AND NEW NORMAN

The shareholders in Norman ASA will be registered in the register of shareholders of New Norman and Ibas Holding in VPS as soon as possible following the Time of Completion. The shareholders will receive all rights as a shareholder as from the registration in the respective register of shareholders, including the right to receive any dividends distributed on the shares for the fiscal year 2004. The condition for being entered into the shareholders registers is that the shareholder is registered in the shareholder register of Norman ASA in VPS at the Time of Completion or that one notifies and documents an acquisition of shares to Ibas Holding or New Norman.

13 OUTSTANDING OPTIONS

The option programs that have been implemented in the Norman ASA group shall be continued in New Norman (also for the employees and representatives in the Ibas group who at the Time of Completion hold Norman ASA share options), so that granted, non-exercised options under the existing option programs shall apply to shares in New Norman from the Time of Completion, and so that the exercise price for the options from the same point of time shall be reduced by 23%.

14 CONFIDENTIALITY

Each of the companies and their representatives shall be subject to confidentiality regarding all information relating to another company's business, assets, rights and liabilities. The only exception from the duty of confidentiality is information that later has become available to the public from other sources, information for courts, stock exchange or public authorities that are required despite of the duty of confidentiality and information that evidently is not of a confidential character.

Information that is subject the above confidentiality obligation can not be used in the business of the relevant company.

* * *

Lysaker, 15 April 2004

As board of directors in Norman ASA

(sign.) Svein R Goli	(sign.) Arne Dalslaaen
(sign.) Rainer Rueppel	(sign.) Øystein Moan
(sign.) Carl Bretteville	(sign.) Per Olav Førland

As board of directors in New Norman ASA

(sign.) Svein R Goli	(sign.) Arne Dalslaaen

(sign.)
Henning Hansen

As board of directors in Ibas Holding ASA

(sign.) Svein R Goli	(sign.) Arne Dalslaaen

(sign.)
Henning Hansen

Appendix 1: Articles of Association of Norman ASA

[Unofficial Translation from Norwegian]

ARTICLES OF ASSOCIATION

NORMAN ASA

(as of 20 February 2004)

§ 1

The name of the Company is New Norman ASA. The Company is a public limited company.

§ 2

The registered office of the Company is in Bærum. The general meetings may be held in Oslo.

§ 3

The object of the Company is to conduct business activities within the following fields: import, development and sale of software, and import and sale of hardware and related consulting services, as well as engaging in other business activities of interest including participation in other companies.

§ 4

The Company's share capital is NOK 21,169,076, divided into 10,584,538 shares, each with a nominal value of NOK 2, fully paid up and designated by name.

§ 5

The board of directors of the Company shall consist of one to seven members as resolved by the general meeting. The chairman shall have the casting vote in case of a parity of votes.

§ 6

The Company shall have an election committee consisting of two to three members. The members of the election committee shall be elected by the general meeting. The period of service for the members of the election committee shall be from one to two years, in accordance with the decision of the general meeting.

The task of the election committee shall be to make proposals to the general meeting for the election of shareholder elected members and deputy members to the board. The election committee shall submit its proposal to the chairman of the board at least two weeks before the general meeting is held.

§ 7

The shares in the Company are freely negotiable.

§ 8

The shares in the Company shall be registered in Verdipapirsentralen (VPS).

§ 9

Annual general meetings shall be held by the end of June.

The general meeting shall be chaired by the chairman of the board.

The annual general meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividends.

2 Any other matter to be transacted at the general meeting by law or in accordance with the Articles of Association.

--oo0oo--

Appendix 2: Norman ASA's annual accounts, annual report and auditor's report for the three most recent fiscal years


Annual report 2001

Appendix 2

TABLE OF CONTENTS

NORMAN WORLD WIDE

Norman ASA

Norman is the holding company for the Norman Group. It is a leading company in field of data security and is quoted on the main list of the Oslo Stock Exchange. The Company consists of the following business units:

- Virus Control with products and services in virus protection, personal firewalls e-mail encryption and risk analysis
- Ibas with products and services in the field of data recovery, secure data erasure and computer forensic

Today, there are more than twelve million users of Norman software across the world. The Company has around 184 employees and is represented by subsidiaries and strategic alliances in Europe, USA, Asia and Asia Pacific. The Head Office is situated at Lysaker outside Oslo.

Global distribution network

Norman sells its products through subsidiaries in Denmark, England, Finland, Holland, Switzerland, Sweden, Germany and USA. The rest of the distribution network is based on distributors in a number of countries including Australia, the United Arab Emirates, the Czech Republic, Croatia, Estonia, France, Hungary, Italy, India, Indonesia, Malaysia, the Philippines, Poland, Portugal, Romania, Singapore, Slovakia, Slovenia, Spain, South Africa and parts of South America.

Key figures for 2001

(Figures in NOK mill.)	2001	2000	1999
Net revenues	201.4	174.7	156.3
Earnings before interest, tax, depreciation and amortisation - EBITDA	+30.3	+25.6	+26.6
Operating result for continuing activities	+19.4	+14.7	+15.8

Revenue growth rates in 2001 – virus rates increasing each quarter, Ibas rates averaging 30%



% growth 2000 to 2001
40
30
20
10
0
2%
7%
12%
18%
39%
22%
32%
28%
Virus 1Q
Virus 2Q
Virus 3Q
Virus 4Q
Ibas 1Q
Ibas 2Q
Ibas 3Q
Ibas 4Q

Norman's continuing activities – increased quarterly revenue growth in 2001



MNOK
70
65
60
55
50
45
40
35
30
25
20
1 st quarter
2 nd quarter
3 rd quarter
4 th quarter
Net revenues 2000
Net revenues 2001

Appendix 2

Norman's business units

Norman Virus Control

The Virus Control division concentrates on the development and sales of software that protects workstations and servers against computer viruses, trojans and unauthorised usage, as well as the security of e-mail traffic and risk analysis software. Most focus is on the Norman Virus Control, Norman Personal Firewall and Norman Privacy products. The Company owns the technology on which its solutions are based and the products are sold through Norman's subsidiaries in the various markets and through a network of international distributors. In addition, several OEM agreements have been established involving Norman Virus Control's virus engine. These products are mainly sold to the corporate market. Sales to the consumer market are made mainly via ISPs and internet banks.

Norman Virus Control is the product in the portfolio that has represented most of the company's earnings and a new version of the product was launched at the beginning of December 2000. Norman's virus control solutions rank at the very top on a worldwide basis and together have been awarded sixteen 100% ratings from Virus Bulletin for their ability to detect viruses and repair damage. That Norman receives such recognition is confirmation that the product is stable and that one can feel secure that the product does the job that is intended – namely to find computer viruses. The tests also show that Norman, as a relatively small Norwegian company in this branch, can definitely compete with the larger international actors.

In December 2000, the Company launched its first version of Norman Personal Firewall that Norman believes was well accepted by the market, particularly now that broadband players have come onto the scene and there is a greater risk of outside attack, for example by viruses. Norman has also noted that more and more sensitive information is being communicated by e-mail but that there is little awareness of the risks being run by sending it out in unencrypted form. Norman Privacy is the Company's product that provides security for persons wishing to send sensitive information via e-mail.

The combination of these three products has also given Norman an entrée to niche segments and an opportunity to concentrate there. Norman is one of the few companies that are able to supply a total solution to businesses like internet banking, ISP and ASP. Several contracts were won in 2000 and 2001.

Ibas

The data security company Ibas was formed in 1978, and is a wholly owned subsidiary of Norman ASA. Ibas is one of the world's leading companies in data recovery, secure data erasure and computer forenscis. The head office is situated at Kongsvinger and it has subsidiaries, distributors and partners throughout the world.

Ibas operates in a market with strong growth and is one of the world's dominant players. More than 20 years of experience combined with the company's major investment in research and development means that Ibas is always up-to-date with the latest in data storage technology. When accidents happen the loss of data can be critical for a company's activities. If key data is lost, areas like production, accounting and project management can be drastically affected. Data recovery by Ibas is an optimum solution with minimum risk of data loss.

More and more companies are finding a need to delete sensitive information from discarded PCs. There are many ways of removing data from hard disk but very few can guarantee that the information has been eliminated for good. Data erasure by professional vendors such as Ibas ensures to the secure deletion of sensitive data. To achieve this, Ibas has developed hardware and software solutions that can deal with a range of data media.

Electronic tracing is a key topic in more and more conflict situations and criminal cases. Ibas is able to help to secure and provide electronic evidence trails stored in a computer where there is suspicion of e.g. disloyal employees, hackers and other forms of criminal behaviour. Ibas will provide a support function to police, prosecution authorities, lawyers, public agencies and private business in respect of data gathering and tracing of data storage media, and acting as an expert witness in legal disputes. In the information society of today, this is an area of commerce that is growing fast.

Existing own products

Norman Virus Control

The main purpose of Norman Virus Control is to ensure the best possible protection against computer viruses, trojans and other destructive program code. In addition, Norman Virus Control gives a new meaning to the terms "user friendly" when it comes to installation, adminstration and use.

After 18 months of development, Norman was able to launch a totally new version of the award-winning Norman Virus Control in December 2000. The object of the new version was to create an anti-virus solution that, in addition to protecting servers and workstations in the best way possible against invasive codes like viruses, worms and trojans, would produce the lowest costs on the market for the owner without compromising on security. The Company did this by reducing the installation time and simplifying the administration and maintenance, in other words reducing the time administrators have to spend managing and updating anti-virus software. The result is a product with little visibility which ensures that the user has an updated product with little or no involvement on the part of the user.

In version 5 of Norman Virus Control, the Company improved the core of the product, the virus search engine, an engine that has been licensed to a number of companies across the world for use in their applications. Norman Virus Control version 5 introduces an entirely new search technology to meet new trends in virus development. This means that the search engine detects both known and unknown viruses more effectively than before.

Norman Virus Control version 5 has a totally new user interface and uses intranet and Internet infrastructure for automatic updating and reporting. Additionally, all communication is secured by the use of encryption and verification technologies.

Some of the main improvements in Norman Virus Control version 5 are:

- Simplified installation
- Simplified administration
- User friendliness
- Invisibility

Norman Personal Firewall

Almost all large corporations and organisations today use firewalls to prevent unauthorised users from gaining access to the company's network. Smaller companies and individuals have found these solutions far too expensive. With increased interest in e-commerce and internet banking services and a marked increase in Internet usage with both standard telephone line and broadband, Norman has developed a product that can provide security for the home user as well.

Norman Personal Firewall has been created with the intention of protecting home users and organisations that wish to defend their PCs from being compromised by attack from the Internet or local networks.

Among other things, Norman Personal Firewall includes a cookie manager that allows users to choose whether they will permit "cookies" to gather information about them and their PCs, and an ad-blocker that allows them to avoid viewing all the advertising on the various web pages they visit. Downloading is also far quicker.

It also has a contents blocking system that prevents destructive ActiveX and JavaScript programs gaining access to the user's PC. In addition, Norman Personal Firewall incorporates components that put the product in a class of its own in terms of functionality including Time Control, making it possible to manage the time spent accessing the internet, and Parental Control, for full-scale supervision and access control to undesirable web pages, and for the filtering of undesirable content.

Norman Privacy

Norman Privacy is a program for the encryption and decryption of information so that information becomes illegible to those without the right key to decrypt that data. The solution is aimed at companies and private persons who wish to ensure that their information does not get into the wrong hands.

Using Norman Privacy, users can encrypt and decrypt e-mail including attachments. If the recipient does not have Norman Privacy, the sender can create a file that will decrypt itself when the correct password is used. The user can also put an expiry date on files so that nobody can open the file after a set date. Privacy has become particularly popular recently, largely because of its very user-friendly functions, and because persons within organisations can easily implement the rules for encrypting sensitive information without there being a major requirement for hardware or user skills.

Data recovery

The loss of data can be critical for a company's activities. If key data is lost, areas like production, accounting and project management can be drastically affected. Data reconstruction by Ibas is an optimum solution with minimum risk of data loss. Ibas' engineers use in-house developed tools and handle all kinds of operating systems and storage media. Customers are private individuals, small and large companies, public agencies and the Norwegian defence forces.

Ibas deals with all types of operating system and storage media

Here are some examples:

- Hard disks, including multi-disk systems like RAID
- Tape, CD, DVD
- SyQuest, MO, Jaz, Zip discs
- Flashmemory/Memory card

Ibas provides professional data reconstruction services. Automatic software can make damage even worse. Ibas deals with damaged storage units without exacerbating that damage. A virus, a disk failure, poor security routines, errors in upgrading and installation of software, defective maintenance or quite simply, an accident, may have caused the damage. In extreme situations, the storage unit may have been immersed in water or been damaged by fire.

Case: Cell Network AS:

As with a number of other larger Norwegian companies operating with the internet, media and graphic branches, Cell Network AS was severely affected by the LoveLetter virus of 4th May 2000. The company lost access to ca 3 GB of key customer data. The task of recovering this was immediately given to Ibas who during the course of one day managed to recover and deliver back 17,000 fully reconstructed data files.

Secure data erasure

More and more companies are finding a

Appendix 2

need to delete sensitive information from discarded PCs. There are many ways of removing data from hard disk but very few can guarantee that the information has been eliminated for good. Data eradication by Ibas sees to the secure deletion of sensitive data. It is crucial that information is properly deleted before computers are sold or recycled. ExpertEraserTM removes data in such a way that it cannot be reconstructed. To achieve this, Ibas has developed hard-ware and software solutions that can deal with a range of data media.
Expert Eraser™ is a DOS program that is run from the user's floppy disk drive allowing the whole hard disk to be securely overwritten. It can be run on any kind of computer that is able to start DOS from a floppy disk drive irrespective of how the hard disk was formatted.
The purpose of Expert Eraser™ is to remove all traces of information from the hard disk. By using the latest in eradication technology, Expert Eraser™ gives users an effective tool for the removal of all traces of data from the hard disk being discarded, recycled or reused.

Expert Eraser™ comes in three versions:

(i) ***Expert Eraser™*** *designed for or*ganisations and individual customers who require an easy, quick and effective method of removing sensitive data from hard disks.
(ii) **Professional Expert Eraser™** designed for organisations and individual customers who require a higher level of "Audit Trail" and quality control..
(iii) **Customised Expert Eraser™** - a total solution for all data eradication needs

Case: *Tax authorities in the Netherlands use* Norwegian technology
Using Ibas' erasure technology, the Dutch tax authorities securely delete data each day from harddiscs which are later sold or given away to educational establishments.

Computer forensic
Electronic tracing is a key topic in more and more conflict situations and criminal cases. Ibas is able to help to secure and provide electronic evidence trails stored in a computer where there is suspicion of e.g. disloyal servants, hackers and other forms of criminal behaviour. Ibas will provide a support function to police, prosecution authorities, lawyers, public agencies and private business in respect of data capture and tracing of data storage media, and acting as an expert witness in legal disputes. In the information society of today this is an area of commerce that is growing fast. Data tracing by Ibas is based on technology and expertise developed over 20 years' experience in data reconstruction and data eradication.

In specific instances and after legal investigations are completed, Ibas is able to carry out the technical capture of data, reduce this to relevant data for the assignment and then carry out a technical data analysis. Documentation from Ibas will be limited to the extent of the assignment and will form part of an overall analysis of the case. If the case calls for legal *proceedings, Ibas is able to assist the parties* in case preparation, and to act as an expert witness.

Ibas has been involved in a number of investigations. Ibas observes complete confidentiality and will never disclose the customer or a particular case without the customer's consent. The Sleipner accident is an example of cases that have already been publicised and discussed in Norwegian media.

Case studie: Sleipner accident 26/11 1999
M/S Sleipner was lost at sea on Store-Bloksen 26 November 1999 and 16 men went down. Navigation data was important to the enquiry. Ibas was a subcontractor to Arepa AS in conjunction with the investigation. Ibas reconstructed and supplied data (approx. 70%) and reported on technical findings. Ibas worked closely with Simrad Robertson AS and the principal during this work.

Case studie: Accenture vs. "competitor"
13/12 2000
A consultant left Accenture and began at a "competitor". Accenture suspected data theft. Ibas had responsibility for:

- *Copying the data from the "competitor" machines (1 Terrabyte)*
- *Roughly analyzing the data to reduce volume*
- *Technical analysis and report*

Based on the analysis and negotiations, the parties concluded:

- *That the "competitor" had data from Accenture on its systems*
- *The case was settled out of court*

BOARD OF DIRECTORS REPORT

Norman ASA is one of the leading actors in the field of data security and develops and sells virus control, personal firewalls, e-mail encryption and risk analysis products. Norman's wholly owned subsidiary Ibas develops and sells services for data reconstruction, computer forensics and secure data erasure. Norman's head offices are located at Lysaker, outside Oslo, Norway.

2001 has been a challenging year for Norman. The number of serious virus attacks has increased dramatically and with the increased focus on its core businesses, the organisation has shown that it has both the willingness and ability to react to change. Norman is now positioned to continue this positive development into 2002.

In September 2001, Norman decided to close down its Security Solutions business unit and concentrate its activities on the two remaining business units, both of which are characterised by healthy organic growth and profitability. This restructuring gave positive financial impact in the 3rd and 4th quarters.

The Norman Group starts 2002 with a *structure that emphasises the business* units within which it operates.
Its employees are focused and the business units are in a position to enter into strategic alliances and partnerships.

VIRUS

Market

It is estimated that the total market for anti-virus solutions in 2001 was USD 1 029 *million; a growth of 8% from 2000 (source:* GartnerGroup).

Virus Control had net revenues of NOK 136 million and revenue growth of 10%, and the board of directors is particularly satisfied with the development of the business in the 2nd half-year. This revenue growth come mainly from increased sales to existing markets but also markets where Norman is only represented by distributors have shown a positive development.

Norman focuses mainly on business-to-business sales to small and medium-sized businesses and is served by the network of dealers that it has established in its various markets.

Norman Virus Control version 5 was released at the beginning of 2001 and the product had been improved further during the year. The product's stability and ability to detect viruses and disinfect infrastructure has proved that Norman has one of the best products on the market. Norman Virus Control is now available on more platforms such as Microsoft Exchange 2000, Lotus Domino and XP and OS/2. In addition solutions are available for Microsoft Information Server, Firewall-1 and Mailsweeper. The development of a Linux version has started and is planned to be introduced in the 1st half-year of 2002.

Norman Personal Firewall – a firewall for protection against intruders – was released as a new product in the Norman-family in 2001. This product, together with the encyption software Norman Privacy, completes Norman's product portfolio.

The development of both products has been devoted to improve the different components in the products and to add functionality.

The development staff has been increased *by 5 people to increase and duplicate* competence and also to be able to meet the increasing security threat we have seen developing in 2001. Total research and development costs in the division were NOK 25 million in 2001.

ISP agreements cover the consumer market

Following the success of the internet banking agreement with Den norske Bank which started in 2000, Norman has extended this concept to Internet Service Providers and broadband suppliers. Norman saw the great potential of these agreements when it, in addition to Norman Virus Control and Norman Privacy, was also in a position to offer a personal firewall at the beginning of 2001.

In 2001, Norman also entered into two larger bundling agreements with Fujitsu-Siemens and Actebis where Norman Virus Control licenses are installed on between 1-1.5 million PCs annually. Customers purchasing these PCs will after 3 months be able to buy a full version of Norman Virus Control. These agreements are mainly a marketing activity, but also open up for the potential of an extended cooperation moving forward.

Many viruses in 2001

2001 has been the worst year ever for computer viruses, with many destructive viruses in the 2nd half-year such as Code *Red, Sircam, Nimda, Badtrans and Goner.* Computer Economics has estimated that the damage alone from Code Red, Sircam and Nimda was as much as US$4.4 billion in 2001. Norman has in most of these serious virus attack situations gone out early to warn customers and provide solutions such that customers are in a position to restrict the extent of any damage.

Quality products from Norman

Virus Bulletin is the most prestigious test *agency in the anti-virus branch and grants* so-called 100% awards based on the ability of differing products to detect computer viruses. Norman has so far been granted as many as sixteen 100% awards since these tests were started in 1998 and lies in joint second place in total awards granted. These tests show that Norman can definitely compete with the larger international vendors.

During 2001, Norman's software has been awarded as "best product" in two prestigious magazines. The English magazine, Personal Computer World gave Norman Virus Control its "editor's choice" award while the German magazine Computer Bild gave Norman Personal Firewall its "best buy" award.

New technology to detect unknown viruses
During the last few years. Norman has devoted significant resources to deriving a method for detecting unknown computer viruses in real time. As the first company in the world Norman presented "sandboxing" concept at last year's Virus Bulletin conference in Prague. As a result of this, the risk of false alarms will be practically eliminated. Unknown computer viruses have always been a challenge for the anti-virus branch and recent year's events with more complex viruses that spread rapidly, such as Nimda, has made this technology even more relevant. The company has now applied to patent this concept, which will be incorporated into its software during the course of 2002.

IBAS

Ibas, which is today one of the world's leading companies within the field of data recovery and secure data erasure, has an ambition to lead the development of this market through organic growth, strategic alliances and acquisitions. Ibas had net revenues of NOK 65 million and a very strong revenue growth of 30% in 2001.

Data recovery

With the field of data recovery, Ibas has confirmed its position as the leading company in Europe. The market is mature and Ibas is still in a position to take market share. Its partnership with the Canadian company Actionfront has been successful with Actionfront's European customers being referred to Ibas during 2001. Ibas has also experienced success from its increased focus in the Netherlands, Switzerland, Italy and Spain. Ibas is now established in 12 countries in total and all markets had a positive development compared with 2000.

Secure data erasure

2001 has been the year that confirmed to Ibas that secure erasure is a service that the market demands. Ibas has concentrated on building attention and awareness to the issue of insufficient data erasure, and this has had an especially good effect in the Norwegian market with reference customers now within all parts of the private and public sectors. The direct sales channel will continue to play a key role, in addition to which Ibas has prioritised some main dealers to focus on its erasure products.

Computer forensic

In the field of computer forensics Ibas will support the police, public investigators, lawyers, public authorities and companies in connection with the gathering and analysis of data. In today's information society, this is a business area with tremendous growth potential and which is based on the technology and competence that Ibas has developed through 20 years of experience with data recovery and secure data erasure. Several successful projects have been completed and this has demonstrated that Ibas has the right competence and models to be a professional player in this field.

It is expected that computer forensics will have a tremendous growth potential.

NORMAN GROUP

Revenue and results for the year
Norman ASA had net revenues of NOK 201 million compared with NOK 175 million in 2000; an increase of 15%. Virus Control had net revenues of NOK 136 million and a revenue growth of 10%, while Ibas had net revenues of NOK 65 million and a very strong revenue growth of 30%.
Group earnings before depreciation and amortisation (EBITDA) were NOK 30 million, an EBITDA margin of 15%. Virus Control and Ibas had an EBITDA margin of 17%.

The results of Norman's discontinued activities of minus NOK 72 million were related to the Normans Security Solutions business unit which was closed down in the 3rd quarter 2001 and includesdrestructuring costs of NOK 37 million which were mainly linked to the write-off of product rights and other assets. As a result for this, the pre-tax result was minus NOK 53 million and the result after tax was minus NOK 52 million.

The company has had a strong focus of costs and good cost control throughout the year.

The cash flow from operating activities in 2001 was minus NOK 1 million, after working capital adjustments. Following the closure of Security Solutions, Norman generated a cash flow of NOK 13 million in the 4th quarter 2001 and increased its cash balances from NOK 30 million as at 30th September to NOK 43 million as at 31st December. In addition to this, the group had unused overdraft facilities of NOK 10 million.

The renewals and software maintenance base for Norman Virus Control was about NOK 100 million at the start of 2002, a strong increase from NOK 70 million at the start of 2001. This strong increase in renewals income contributes to a more predictable cash flow in Norman and allows for a controlled and profitable long-term expansion.

Other matters

At the end of the year, the parent company, Norman ASA, employed 66 full-time and part-time staff. The number of employees in the group was 184. As one of Norway's leading companies in the development and sale of IT expertise, the group's employees are its most important resource.

The working environment is considered to be good. During the year, the registered leave of absence through sickness at the parent company was 1 302 days, or 7.5% of the available working time (including longterm leave of absence). No accidents or injuries have been reported during the year.
The group's activities do not result in any environmentally harmful effects or pollution above what is considered normal for companies with international activities within the IT industry.

The total equity in the group as at 31st December 2001 was NOK 62 million.
The cash and cash equivalents amounted to NOK 43 million. The financial statements and the equity situation support the use of the going-concern assumption in the preparation of this annual report.

There are no material post balance sheet events that have an impact on the financial position of the group.

The result for the year for the parent company, Norman ASA, was a loss of NOK 65 million. The board recommends that this loss be transferred to other equity. The available equity in Norman ASA as at 31st December 2001 was NOK 59 million.

Future prospects

Norman operates within the global market for IT security: a market which is considered to be the fastest growing segment within IT with an estimated market size of NOK 53 billion in 2005. Within the field of virus control, Norman has the aim of growing faster than the market, which leading research companies estimate will be 14-15% in 2002.

In 2002 Norman will work to extend its market by entering into strategic alliances.

The company expects continued profitability and a positive cashflow in 2002.

Lysaker, 13th March 2002

Svein Ramsay Goli *Chairman of the board*	Arne Dalstaaen	Oystein Moan
Carl Espen Wollebekk	Carl Bretteville *Employee representative*	Henning Hansen *President & CEO*

GROUP FINANCIAL STATEMENTS

Group income statement

(Figures in NOK 000)	Notes	2001	2000	1999
Net revenues	1	201 408	174 655	156 276
Operating expenses				
Cost of materials		13 855	9 691	6 617
Personnel costs	2	101 106	87 029	71 139
Other operating costs	4	55 245	51 778	51 086
Loss on receivables		910	581	878
Sub-total		171 116	149 079	129 720
EBITDA for continuing activities (earnings before interest, tax, depreciation & amortisation)	1	+30 292	+25 576	+26 556
Depreciation and amortisation		10 860	10 830	10 745
Operating result for continuing activities	1	+19 432	+14 746	+15 811
Net financial (expenses)/income		-451	2 866	6 320
Result before tax for continuing activities		+18 981	+17 612	+22 131
Result before tax for discontinuing activities	5	-72 156	-28 687	-21 835
Result before tax		-53 175	-11 075	+296
Tax charge/(credit) for continuing activities	11	1 604	-15 471	1 106
Tax (credit) for discontinuing activities		-3 379	-	-
Minority interest		757	399	615
Result for the year		-52 157	+3 997	-1 425
Allocated to other equity		-52 157	+3 997	-1 425
Result before tax pr share-kr	13	- kr 5,06	- kr 1,06	+kr 0,03

Group balance sheet

(Figures in NOK 000)	Notes	2001	2000
Long term assets			
Intangible assets	6	2 470	30 001
Goodwill	7	13 999	17 656
Tangible fixed assets	8	12 467	13 655
Deferred tax asset	11	17 258	17 258
		46 194	78 570
Current assets			
Inventory		780	1 044
Accounts receivable		23 547	29 322
Other short term receivables		6 637	6 765
Cash		43 101	50 302
		74 065	87 433
Total assets		120 259	166 003
Equity			
Share capital	12	21 156	104 977
Less: own shares	12	-266	-266
Share premium reserve	12	2 036	21 604
Other paid in capital	12	662	662
Other equity	12	36 560	-17 295
Minority interest	12	2 022	1 265
		62 170	110 947
Long term liabilities			
Pension liabilities	3	1 353	1 007
Bank loan	10	2 143	4 096
Deferred income - long term		2 479	2 757
Deferred tax liability	11	66	3 428
		6 041	11 288
Current liabilities			
Bank overdraft		0	350
Accounts payable		6 830	8 855
Taxes payable	11	677	538
Payroll tax, VAT, social tax etc		12 949	12 578
Deferred income - current		9 466	9 086
Other current liabilities		16 383	12 361
Restructuring reserve relating to discontinued activities		5 743	-
		52 048	43 768
Total equity & liabilities		120 259	166 003

Lysaker, 13th March 2002

Svein Ramsay Gok
Chairman of the board

Arne Dalslaaen

Oystein Moan

Carl Espen Wollebekk

Carl Bretteville
Employee representative

Henning Hansen
President & CEO

Appendix 2

Group cashflow statement

(Figures in NOK 000)	2001	2000
Cashflow from operating activities		
Result before tax	-53 175	-11 075
Restructuring costs (net of payments)	32 053	-
Depreciation & amortisation	13 062	15 607
Loss on receivables	1 990	-5
(Profit)/loss on sale of fixed assets	-7	4 152
Payment of tax	-1 432	-1 452
Other items	-20	-1 583
Changes in assets & liabilities (net of effects from the purchase of companies)		
Accounts receivable	3 575	-5 956
Inventory	264	-954
Net other operating assets	5 131	34
Accounts payable	-2 025	4 263
Net cashflow from operating activities	-584	-5 273
Cashflow from investing activities		
Payments for purchase of long term assets	-7 429	-32 502
Receipts from sale of long term assets	229	8 170
Payments for shares in subsidiaries (net of cash acquired)	-	-4 206
Receipts from shares & other investments	-	4 333
Net cashflow from investing activities	-7 200	-24 205
Cashflow from financing activities		
Receipts from share issue after expenses	2 292	3 066
Payments for purchase of own shares	-	-1 370
Changes in bank overdraft & loans	-2 303	-3 496
Net cashflow from financing activities	-11	-1 800
Effect of foreign exchange rate changes	594	18
Net changes in cash & cash equivalents	-7 201	-31 260
Cash & cash equivalents as at 1.01	50 302	81 562
Cash & cash equivalents as at 31.12	43 101	50 302
Cash & cash equivalents as at 31.12 include restricted cash balances of:	*2 952*	*4 919*

ACCOUNTING

General
The financial statements for Norman ASA have been prepared in accordance with the 1998 Norwegian Accounting Law and *generally accepted accounting principles in* Norway.

Consolidation principles
The group financial statements include the parent company Norman ASA, and those companies in which Norman ASA has direct *or indirect dominating corporate influence.* These subsidiary companies are listed in note 9 to the group financial statements.

All subsidiaries are consolidated on a 100% basis. Shares in subsidiaries are eliminated in accordance with the purchase method, *where the purchase* price of the shares shown by the parent company is eliminated against the equity in the subsidiary at the time of acquisition/establishment. Any excess of the purchase price over the book value of net assets acquired is analysed and accounted for by increasing the carrying value of the identifiable assets to their fair value with any remaining amount shown as goodwill. While the increase in the carrying value of any tangible or intangible assets is grossed up by the net present value of deferred tax thereon, goodwill is accounted for on a net basis and amortised on a straight line basis over the periods estimated to be benefited. The recorded goodwill value is written down if the actual value is deemed to be lower and the decline in valuation is considered to be permanent.

Where there are minority interests, these are shown as a separate item in the balance sheet under equity. The minority interests' share of the result for the year is shown separately in the income statement. All items above the minority interests line in the income statement, and as part of total assets or total liabilities in the balance sheet, include the minority interests' share of these items.

When preparing the group financial statements *intergroup transactions and* balances are eliminated. In addition, the income statements of foreign subsidiaries *are converted to NOK at an average rate for* the year, while assets and liabilities are converted at the exchange rate at the balance sheet date. Differences on conversion are recorded directly against equity.

Accounting for discontinued activities
Discontinuing activities are shown in the consolidated income statement using the "one-line" method, but are not classified separately in either the consolidated balance sheet or cash-flow statement, or the financial statements of the parent company.

Affiliated companies
Investments in companies where the group has an ownership share of 20% to 50% and exercises significant influence are considered to be affiliated companies. *Accounting for affiliated companies is based* on the equity method in the group accounts.

The group's share of the result after tax, adjusted for dividends received and goodwill amortisation, is added to/subtracted from the cost of investment.

Classification and valuation policies for assets and liabilities
Current assets are assets relating to operations that are expected to be converted into cash, sold, or consumed either in one year or in the operating cycle, whichever is longer. Current assets include all assets not determined as being for permanent ownership or use. All other assets are long term assets. Current assets are valued at the original cost or net market value, whichever is the lower. Liabilities have been classified by using equivalent criteria.

Foreign currency transactions
Foreign currency receivables and liabilities are converted using the exchange rate in effect at the balance sheet date. Realised and unrealised gains/losses are included in the income statement under financial items.

Fixed assets
In the balance sheet, fixed assets are recorded at the original cost, less accumulated depreciation. Improvements or extensions are capitalised whilst repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight line basis, based on the economic lifespan of the different business assets. For the company's business assets, the depreciation life varies from 3 to 5 years.

Investment in subsidiaries and affiliates
These are accounted for at their cost of investment in the parent company accounts or are written down if the fair value is deemed to be lower and the decline in valuation is considered to be permanent.

Inventory
Inventory is valued at the original cost or net market value, whichever is the lower, in accordance with the FIFO principle. The original cost will normally be the amount invoiced for goods and materials purchased.

Accounting for revenue
Revenue from product licenses is normally recorded as revenue when the software has been delivered, when outstanding obligations to the customer are negligible, and when it is probable that payment from the customer will *take place. Income is accrued for product* updates and for client support over the duration of the service contract.

Income from license contracts which contain a period of free maintenance is split into the product and service elements of the *contract, based on an estimation performed*

Appendix 2

by the management to equalise the margin contribution for each element.

Research & development

Research & development costs are expensed as incurred.

In connection with its purchase of product rights, Norman capitalises these assets and amortises them over a period, which, in the opinion of management, reflects the return on investment taking into account the estimated lifetime of the products and their underlying technology.

Pension costs

Pension costs and liabilities relating to defined benefit programs are accounted for on the basis of a linear accumulation of pension rights over the vesting period.

Accounting for share option schemes

If the strike price of share options granted is lower than the market value of the shares on the date on which the share options are granted, then the value of the share option benefit will be expensed over the vesting period. The company currently has no share option schemes where the strike price at the date of granting the share options is lower than the market value of the shares. Future social taxes payable by the company on the benefit to the individual arising when the share options are exercised are estimated and provided for over the period leading up to the exercise date.

Allowance for doubtful accounts

Individual provisions are made for receivables which are considered to be doubtful.

Income taxes

The income tax expense is accounted for as it is incurred and includes both current taxes and movements in deferred taxes. Deferred *taxes are calculated on the basis of net* temporary differences between the accounting and the tax values of assets and liabilities, as well as tax losses carried forward. Tax-reducing temporary differences and tax losses carried forward are set off against tax-increasing temporary differences that reverse within the same time periods, and net deferred tax assets are accounted for to the extent that the Group will be able to realise this benefit through future taxable earnings.

NOTES TO THE GROUP FINANCIAL STATEMENTS

Note 1: Segment analysis

The geographical split of net revenue is as follows:

(Figures in NOK 000)	2001	%	2000	%	1999	%
Norway	79 127	39%	73 524	42%	67 736	43%
Other Nordic	28 765	14%	15 320	9%	19 634	13%
Other Europe	79 235	40%	67 880	39%	57 968	37%
America and Asia/Pacific	14 281	7%	17 931	10%	10 938	7%
Total	201 408	100%	174 655	100%	156 276	100%

An analysis of the net revenue and operating result by business unit and by functional cost for Norman's continuing activites in 2001 is set out below. There are no comparative figures for this table as it is only since 1st January 2001 that the company has prepared and presented a detailed income statement by business unit.

(Figures in NOK 000)	Total	Virus control	Ibas	Corporate
Net revenue	**201 408**	**136 157**	**65 251**	-
Cost of materials	13 855	8 804	5 051	-
Ibas production costs	15 143	-	15 143	
R&D costs	26 115	25 141	974	-
Sales costs	83 097	64 001	19 096	-
Marketing costs	11 008	6 757	4 251	-
G&A costs	20 988	7 346	9 300	4 342
Loss on receivables	910	646	264	-
Sub-total	**171 116**	**112 695**	**54 079**	**4 342**
EBITDA	**+30 292**	**+23 462**	**+11 172**	**-4 342**
EBITDA margin	**15%**	**17%**	**17%**	
Depreciation/amortisation	10 860	6 544	4 316	-
Operating result	**19 432**	**16 918**	**6 856**	**-4 342**

Appendix 2

Note 2: Personnel costs, number og employees, remuneration

(Figures in NOK 000)	2001	2000	1999
Salary costs	84 399	71 300	57 094
Social security costs	11 368	10 754	10 735
Pension costs	2 227	1 493	1 574
Other personnel costs	3 112	3 482	1 736
Total	101 106	87 029	71 139
Average number of employees	176	151	135

Fees paid to auditors can be summarised as follows:

(Figures in NOK 000)	2001	2000	1999
Fees for audit services	698	869	797
Fees for other services	1 331	492	669

Other services provided by the auditors in 2001 include work performed in connection with the proposed merger of Ibas-Vogon in the 1st quarter 2001 and the proposed demerger of the security solutions division in the 3rd quarter 2001.

For details of the remuneration to the board of directors and executive management of Norman ASA, please refer to note 2 to the parent company financial statements.

Note 3: Pension commitments

Pension costs and liabilities relate to pension schemes for the employees of Ibas AS, Norway and SHARK BV, Netherlands. The schemes are deemed to be defined benefit plans and are funded schemes. The funded pension schemes are collective pension agreements with life insurance companies in Norway and The Netherlands. Norman Data Defense Systems Inc., USA has a 401K pension plan for staff where the employer can make contributions on a voluntary basis. Contributions amounting to NOK 0.2 million were made in 2001(nil in 2000).
The pension schemes described above involve 33 persons (2000: 26 persons).

The calculation of pension costs and liabilities is based on the following assumptions:

	2001	2000
Expected return on pension assets	7%	7%
Interest rate	6%	6%
Annual rate of salary increase	4%	4%
Annual regulation of pensions	3.5%	3.5%
Annual regulation of the social security base amount	3.5%	3.5%

Set out below is a reconciliation of the calculated pension assets and liabilities to the pension liability recorded in the group balance sheet:

(Figures in NOK 000)	2001	2000
Calculated pension liabilities	-6 057	-4 945
Market value of pension assets	3 596	3 293
	-2 461	-1 652
Unrecognised implementation adjustment	129	182
Unrecognised gain/loss	979	463
Net pension assets (liabilities)	**-1 353**	**-1 007**

Set out below is a specification of the calculated net pension cost in the group income statement:

(Figures in NOK 000)	2001	2000	1999
Pension service cost	2 071	1 386	1 147
Interest cost	300	250	450
Expected return on pension assets	-217	-197	-282
Amortisation	73	54	259
Net pension cost	**2 227**	**1 493**	**1 574**

Note 4: Other operating costs

Other operating costs may be analysed as follows:

(Figures in NOK 000)	2001	2000	1999
Marketing costs	9 592	11 070	13 273
Office rental costs	14 053	14 173	10 378
Professional and consulting fees	9 096	6 459	6 285
Travel expenses	7 611	7 416	5 785
Cost of equipment	5 280	3 431	6 016
Training, courses, conferences	1 053	1 660	1 105
Other	8 560	7 569	8 244
Total	**55 245**	**51 778**	**51 086**

Appendix 2

Note 5: Result before tax for discontinuing activities

With effect from 30th September 2001, the company closed down its loss-making security solutions operations. This lead to restructuring costs mainly in connection with the winding up of the security solutions subsidiaries in the Czech Republic, Australia and Germany. The table below summarises both the operating result for the security solutions activities as well as the restructuring costs accounted for on closure.

The Ibas repairs activities in the Nordic region were sold to Infocare ASA with effect from 1st June 2000, and its remaining activities were discontinued as at 31st December 2000. The table below summarises the operating result for these activities.

(Figures in NOK 000)	2001	2000	1999
Security solutions activities:			
Net revenues	**2 956**	**6 136**	**4 747**
Cost of materials	205	90	57
Personnel costs	18 524	20 684	12 229
Depreciation/amortisation	2 202	1 941	1 062
Other operating expenses	15 442	12 716	7 022
Loss on receivables	1 297	-1 350	3 085
Total operating expenses	**37 670**	**34 081**	**23 455**
Operating result before tax for security solution activities	**-34 714**	**-27 945**	**-18 708**
Restructuring costs:			
Write-off of intangible assets	-25 901	-	-
Write-off of tangible assets	-559	-	-
Write-off of other assets	-2 344	-	-
Accrual for winding up costs	-8 638	-	-
Total restructuring costs	**-37 442**	-	-
Net result before tax for security solution activities	**-72 156**	**-27 945**	**-18 708**
Ibas repairs activities:			
Net revenues	-	**19 507**	**38 425**
Cost of materials	-	5 238	9 938
Personnel costs	-	10 810	20 143
Depreciation/amortisation	-	2 836	2 286
Other operating expenses	-	601	9 025
Loss on receivables	-	764	160
Total operating expenses	-	**20 249**	**41 552**
Net result before tax for Ibas repairs activities	-	**-742**	**-3 127**
Total result before tax for discontinuing activities	**-72 156**	**-28 687**	**-21 835**

Note 6: Intangible assets

The group had R&D expenses relating to continuing activities of NOK 26.1 million in 2001 (2000: NOK 27.1 million; 1999: NOK 19.6 million). Management expects that the future annual income to be generated by products and services arising from these R&D activities will exceed the amount of on-going R&D expenses incurred. For details of the R&D activities undertaken in the group during the year, reference should be made to the board of directors report. As part of the winding up of Norman's security solutions activities, the net book values of both the PKI and the risk check product rights were fully written off.

(Figures in NOK 000)	PKI product rights	Risk check product rights	Personal firewall product rights	Trade-marks & licences	Virus library product rights	Other licences	Total
Acquisition cost as at 1.1.01	25 594	2 673	4 900	200	623	1 072	35 062
Additions	296	-	-	1 190	-		1 486
Disposal	-	-	-	-	-	-1 072	-1 072
Acquisition cost as at 31.12.01	25 890	2 673	4 900	1 390	623	-	35 476
Accumulated amortisation as at 31.12.01	25 890	2 673	3 857	150	436	-	33 006
Net book value as at 31.12.01	-	-	**1 043**	**1 240**	**187**	-	**2 470**
Amortisation – continuing activities	-	-	1 040	150	34	-	1 224
Amortisation – discontinuing activities	1 301	400	-	-	-	-	1 710
Amortisation included in the restructuring cost	24 118	1 783	-	-	-	-	25 901
Useful economic life	-	-	5 years	5 years	5 years	-	
Amortisation plan	-	-	Linear	Linear	Linear	-	

Note 7: Goodwill

Goodwill is recorded in the group financial statements in connection with the purchase of the following companies:

(Figures in NOK 000)	Ibas AS	Ibas -subsidiary companies	SHARK BV	NDDS AG	Total
Acquisition cost as at 1.1.01 and 31.12.01	16 058	499	20 749	3 543	40 849
Accumulated amortisation as at 31.12.01	8 393	95	16 336	2 026	26 850
Net book value as at 31.12.01	**7 665**	**404**	**4 413**	**1 517**	**13 999**
Amortisation – continuing activities	1 605	71	1 472	508	3 656
Useful economic life	*10 years*	*7 years*	*7 years*	*7 years*	
Amortisation plan	Linear	Linear	Linear	Linear	

Ibas AS is a company which develops and sells data recovery and secure eraser services. A majority of the company was acquired by Norman ASA in 1995 and a goodwill amortisation period of 10 years has consistently been applied to the acquisition of additional shares. In the opinion of management, the amortisation period of 10 years is appropriate to reflect the return on investment for the business acquired. The subsidiaries of Ibas AS are data recovery and secure eraser distribution and sales companies. In the opinion of management, the amortisation periods of 7 years are appropriate to reflect the return on investment for the businesses acquired.

Note 7: Goodwill (cont'd)

SHARK BV and Norman Data Defense Systems AG ("NDDS AG") are software distribution and sales companies which were first acquired in 1998. In the opinion of management, the amortisation periods of 7 years are appropriate to reflect the return on investment for the businesses acquired.

Note 8: Tangible fixed assets (office and production equipment)

(Figures in NOK 000)	
Acquisition cost as at 1.1.01	52 560
Additions	5 956
Disposals	-595
Net translation effect	-501
Acquisition cost as at 31.12.01	57 420
Accumulated depreciation as at 31.12.01	44 953
Net book value as at 31.12.01	**12 467**
Depreciation for the year – continuing activities	5 980
Depreciation for the year – discontinuing activities	501
Depreciation included in the restructuring cost	559
Useful economic life	3-5 years
Depreciation plan	Linear
Operating lease rentals for 2001:	
- office premises	13 034
- office and production equipment	2 485

Note 9: Shares in subsidiaries

	% owned & % voting rights
Norman Data Defense Systems Pty Ltd. Melbourne, Australia (see below)	100%
Norman Data Defense Systems (CZ) Ltd. Brno, Czech Republic (see below)	100%
Norman Data Defense Systems AS, Odense, Denmark	100%
Norman Data Defense Systems GmbH, Solingen, Germany	100%
Norman Security GmbH, Solingen, Germany (see below)	100%
ESaSS BV, Hoofddorp, Netherlands	100%
Norman Data Defense Systems Holding BV, Amsterdam, Netherlands	100%
SHARK BV, Hoofddorp, Netherlands	70%
SHARK International BV, Hoofddorp, Netherlands	70%
Acto Informasjonssystemer AS, Lysaker, Norway	91%
Ibas AS, Kongsvinger, Norway	100%
Norman Security Solutions AS, Lysaker, Norway	100%
Norman Data Defense Systems AB, Stockholm, Sweden	100%
Norman Data Defense Systems AG, Basel, Switzerland	100%
Norman Data Defense Systems (UK) Ltd. Milton Keynes, UK	100%
Norman Data Defense Systems Inc. Fairfax, Virginia, USA	100%

Note: As part of the closure of Norman's security solutions activities, these subsidiaries were in the process of being wound up as at 31st December 2001.

Note 10: Long term bank loan

As at 31st December 2001, Ibas AS had a bank loan from Den norske Bank amounting to EURO 269 000 (NOK 2.1 million) which is repayable over 4 years and attracts an average rate of interest of 4.59%. This loan has been classified in its entirety under long term liabilities and NOK 1.7 million is re-payable in 2002 and NOK 0.4 million in 2003.

Security for the loan is provided by a mortgage of the following assets in Ibas AS

(Figures in NOK 000)	Nominal value	Book value 31.12.01
Office and production equipment	4 000	6 163
Accounts receivable	5 000	5 792

Note 11: Taxes

Tax expenses can be analysed as follows:

(Figures in NOK 000)	2001	2000	1999
Continuing activities:			
Taxes payable - foreign subsidiaries	1 586	1 495	1 106
Change in deferred taxes - Norway	18	-17 258	0
Other	0	292	0
Tax charge/(credit) continuing activities	1 604	-15 471	1 106
Discontinuing activities:			
Change in deferred taxes - Norway	-3 379	0	0
Total tax (credit)/charge	**-1 775**	**-15 471**	**1 106**

Appendix 2

Note 11: Taxes (cont'd)

Tax expenses can be reconciled to the income statement as follows:

(Figures in NOK 000)	2001	2000	1999
Result before tax	-53 175	-11 075	296
Tax thereon at 28%	-14 889	-3 101	83
Tax effects of:			
Different tax rates in countries where subsidiaries are located	808	946	294
Expenses not deductible for tax purposes	215	395	125
Goodwill amortization and other group items	8 425	2 896	1 061
Tax losses not accounted for/(accounted for)	3 139	-16 481	-469
Other	527	-126	12
Calculated tax (credit)/charge	**-1 775**	**-15 471**	**1 106**

The tax effects of temporary differences and of tax losses carried forward, can be analysed as follows:

(Figures in NOK 000)	2001	2000
Deferred tax liability:		
Intangible assets	0	3 380
Tangible fixed assets	66	48
Deferred tax liability	**66**	**3 428**
Deferred tax asset:		
Tangible fixed assets	-2 130	-1 309
Receivables	-147	-93
Pension liabilities	-372	-282
Other long term liabilities	-149	-299
Current liabilities	-1 460	-1 116
Tax losses carried forward	-51 295	-57 611
Other	-47	0
Net deferred tax asset	-55 600	-60 710
Revaluation of the net deferred tax asset	38 342	43 452
Deferred tax asset	**-17 258**	**-17 258**

Tax losses carried forward in the Group of NOK 185.5 million as at 31st December 2001 expire after 2006.

Note 12: Share capital, equity and shareholders information

(Figures in NOK 000)	Share capital	Own shares	Share premium	Other paid-in capital	Other equity	Minority-interest	Total equity
Balance as at 1.1.01	**104 977**	**-266**	**21 604**	**662**	**-17 295**	**1 265**	**110 947**
Share issue	256	-	2 036		-	-	2 292
Transfer to other equity							
following general meeting approval	-84 077	-	-21 604	-	105 681	-	-
Result for the year	-	-	-	-	-52 157	757	-51 400
Foreign exchange adjustment	-	-	-	-	331	-	331
Balance as at 31.12.01	**21 156**	**-266**	**2 036**	**662**	**36 560**	**2 022**	**62 170**

For further details, please refer to note 8 to the parent company financial statements.

Note 13: Result before tax per share

As a result of share increases during each of the years listed below, the following weighted and diluted number of shares were used to calculate the result before tax per share:

1999: 9 933 404 shares (diluted: 10 154 269 shares)
2000: 10 389 174 shares (diluted: 10 605 256 shares)
2001: 10 510 511 shares (diluted: 10 531 084 shares)

The only financial instruments with a dilution effect during the period are the options and warrants referred to in note 8 to the parent company financial statements. There was no material difference between the normal and diluted result before tax per share.

Appendix 2

Note 14: Guarantees and mortgages

Company	Guarantee commitment to	Amount
Norman ASA	Den norske Bank – security for the unused loan facility referred to in note 9 to the parent company financial statements	NOK 12 million
Norman ASA	Den norske Bank - office deposit guarantee. Expires October 2005	NOK 1 925 660
Norman ASA	Den norske Bank - office deposit guarantee for Norman Data Defense Systems Inc. USA. Expires January 2004.	US$ 79 625
Ibas AS	Den norske Bank – security for the EURO denominated bank loan referred to in note 10	NOK 9 million

Note 15: Related party transactions

Ibas AS leases premise in Arkoveien from Kongsvinger Forretningsbygg AS, which is 47% owned by the managing director of Ibas AS, Arve Saghaug and his family. The rental for the year was NOK 1.8 million, and is inflation adjusted. The contract expires on 30th September 2004.

PARENT COMPANY FINANCIAL STATEMENTS

Parent company income statement

(Figures in NOK 000)	Notes	2001	2000	1999
Net revenues	1	**87 996**	**88 286**	**80 781**
Operating expenses				
Cost of materials		4 088	3 691	1 648
Personnel costs	2	42 470	45 287	31 954
Depreciation/amortisation	4, 5	2 474	2 659	1 998
Other operating costs	3	105 200	67 210	34 823
Bad debt expenses		1 335	288	348
Total operating expenses		155 567	119 135	70 771
Operating result		-67 571	-30 849	10 010
Net financial items – group		0	6 689	320
Other interest received		978	2 777	3 959
Tax contribution – group		3 167	4 369	4 522
Profit on sale of investments		-	-	4 088
Other financial expenses		1 705	548	371
Result before tax		-65 131	-17 562	22 528
Tax (credit)/charge	7	-	-17 258	-
Result for the year		-65 131	-304	22 528
Allocated to other equity		-65 131	-304	22 528

Appendix 2

Parent company balance sheet

(Figures in NOK 000)	Notes	2001	2000
Long term assets			
Intangible assets	4	1 427	2 699
Tangible fixed assets	5	3 656	4 234
Shares in subsidiaries		49 175	67 686
Loans to subsidiaries		12 287	20 279
Shares in affiliates	6	342	342
Deferred tax asset	7	17 258	17 258
		84 145	112 498
Current assets			
Inventory		0	153
Accounts receivable		9 219	10 437
Group receivables - current		0	13 489
Other short term receivables		2 632	2 999
Cash		11 203	30 112
		23 054	57 190
Total assets		107 199	169 688
Equity			
Share capital	8	21 156	104 977
Less: own shares	8	-266	-266
Share premium reserve	8	2 036	21 604
Other paid in capital	8	662	662
Other equity	8	59 094	18 544
		82 682	145 521
Long term liabilities			
Deferred income - long term		316	629
Current liabilities			
Accounts payable		2 481	4 320
Group payables - current		0	1 192
Payroll tax, VAT, social tax etc		6 812	7 854
Deferred income - current		3 922	3 673
Other current liabilities		7 918	6 499
Restructuring reserve relating to discontinued activities		3 068	-
		24 201	23 538
Total equity & liabilities		107 199	169 688

Lysaker, 13th March 2002

Svein Ramsay Goh *Chairman of the board*	Arne Dalslaaen	Oystein Moan
Carl Espen Wollebekk	Carl Bretteville *Employee representative*	Henning Hansen *President & CEO*

Parent company cashflow statement

(Figures in NOK 000)	2001	2000
Cashflow from operating activities		
Result before tax	-65 131	-17 562
Restructuring costs (net of payments)	42 672	0
Depreciation & amortisation	2 474	2 659
Loss on receivables	1 335	288
Changes in assets & liabilities		
Accounts receivable	-117	-3 968
Inventory	153	-117
Group receivables/payables	2 846	2 277
Net other operating assets	674	115
Accounts payable	-1 840	3 381
Net cashflow from operating activities	-16 934	-12 927
Cashflow from investing activities		
Payments for purchase of long term assets	-4 451	-6 223
Receipts from sale of long term assets	97	80
Payments for shares in subsidiaries	-4 282	-26 455
Receipts from shares & other investments	-	4 333
Net cashflow from investing activities	-8 636	-28 265
Cashflow from financing activities		
Receipts from share issue after expenses	2 292	3 066
Payments for purchase of own shares	-	-1 370
Receipt of tax contribution from group company	4 369	4 522
Net cashflow from financing activities	6 661	6 218
Net changes in cash & cash equivalents	-18 909	-34 974
Cash & cash equivalents as at 1.01	30 112	65 086
Cash & cash equivalents as at 31.12	11 203	30 112
Cash & cash equivalents as at 31.12 include restricted cash balances of:	*1 874*	*4 823*

Appendix 2

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

Note 1: Segment analysis

Net revenues earned by the parent company comprise both revenues generated from sales activities in Norway as well as royalty income from the sale of Norman products by Norman's own sales subsidiaries and its international distributors.

Note 2: Personnel costs, number of employees, remuneration

(Figures in NOK 000)	2001	2000	1999
Salary costs	36 229	37 193	23 328
Social security costs	5 087	5 370	6 839
Pension costs	138	201	56
Other personnel costs	1 016	2 523	1 731
Total	**42 470**	**45 287**	**31 954**
Average number of employees	68	60	50

Benefits paid to Henning Hansen, President & CEO of Norman ASA, and to the board of directors of Norman ASA were as follows:

(Figures in NOK 000)	President & CEO	Board of directors
Salary / fees to board members	984	330
Consulting fees	-	609

Henning Hansen has an employment agreement which provides for a termination payment equivalent to 12 months salary.

The following members of the executive management group have bonus agreements as part of their current salary package which are primarily linked to the revenue and results of the Norman Group
- Henning Hansen, President & CEO
- Amar Dash, CFO

The number of options granted to and warrants exercised by the board members and the executive management team in 2001 are set out below

Name	Title	Options granted in May 2001	Warrants exercised in November 2000
Henning Hansen	President and CEO	20 000	-
Amar Dash	CFO	-	5 000

Note 2: Personnel costs, number of employees, remuneration (cont'd)

For details of the company's options and warrants programs and the shares, warrants and options held by the board members and the executive management team as at 31st December 2001, please refer to note 8.

Fees paid to auditors can be summarised as follows:

(Figures in NOK 000)	2001	2000	1999
Fees for audit services	222	311	154
Fees for other services	542	221	433

Note 3: Other operating costs

Other operating costs may be analysed as follows:

(Figures in NOK 000)	2001	2000	1999
Restructuring cost	45 948	0	0
Cost of R&D services – inter company	21 120	14 347	15 004
Write down of loans to group companies	19 011	25 239	0
Professional and consulting fees	5 476	4 678	3 548
Office rental costs	4 438	5 733	1 817
Cost of equipment	2 882	2 571	1 666
Travel expenses	2 729	4 935	2 841
Marketing costs	1 928	5 246	4 373
Training courses, conferences	682	1 521	1 344
Other	986	2 940	4 230
Total	**105 200**	**67 210**	**34 823**

The restructuring cost relates mainly to the write off of loans, shares and other assets in connection with the winding up of the security solutions subsidiaries in the Czech Republic, Australia and Germany.

Where the development of the technology rights to those software products owned by Norman ASA has been sub-contracted to the group's R&D subsidiaries, then this development work is recharged to Norman ASA on a cost-plus basis.

Loans are provided by the parent company to Norman subsidiaries to finance their operations. As at 31 December 2001, the balance of loans was written off in the parent company accounts to the extent that it is unlikely that these loans will be repaid in the short term or that these loans will need to be converted through a recapitalisation of the subsidiary.

Appendix 2

Note 4: Intangible assets

(Tall NOK 000)	Risk check product rights	PKI product rights	Personal firewall product rights	Trade-marks & licences	Total
Acquisition cost as at 1.1.01	2 673	-	200	623	3 496
Additions	-	1 940	1 190	-	3 130
Acquisition cost as at 31.12.01	2 673	1 940	1 390	623	6 626
Accumulated amortisation as at 31.12.01	2 673	1 940	150	436	5 199
Net book value as at 31.12.01	-	-	1 240	187	1 427
Amortisation for the year	400	-	150	122	672
Amortisation included in the restructuring cost	1 783	1 940	-	-	3 723
Useful economic life	-	-	5 years	5 years	
Amortisation plan	-	-	Linear	Linear	

As part of the winding up of Norman's security solutions activities, the net book values of both the PKI and the risk check product rights were fully written off.

Note 5: Tangible fixed assets (office and production equipment)

(Figures in NOK 000)	
Acquisition cost as at 1.1.01	11 635
Additions	1 322
Disposals	-135
Acquisition cost as at 31.12.01	12 822
Accumulated depreciation as at 31.12.01	9 166
Net book value as at 31.12.01	3 656
Depreciation for the year	1 802
Useful economic life	3 5 years
Depreciation plan	Linear
Operating lease rentals for 2001:	
- office premises	4 238
- office and production equipment	1 014

Note 6: Shares in affiliated companies

Norman ASA owns 37.1% of Acto India AS, a company registered at Lysaker, Norway.

Note 7: Taxes

Tax expenses can be analysed as follows:

(Figures in NOK 000)	2001	2000	1999
Change in deferred taxes - Norway	0	-17 258	0
Total tax (credit)/charge	0	-17 258	0

Tax expenses can be reconciled to the income statement as follows:

(Figures in NOK 000)	2001	2000	1999
Result before tax	-65 131	-17 562	22 528
Tax thereon at 28%	-18 237	-4 917	6 308
Tax effects of:			
Permanent differences	68	124	67
Tax losses, accounted for	0	-12 465	0
Tax losses, not accounted for	18 169	0	-6 375
Calculated tax (credit)/charge	0	-17 258	0

The tax effects of temporary differences and of tax losses carried forward, can be analysed as follows:

(Figures in NOK 000)	2001	2000
Tangible fixed assets	-1 635	-847
Shares in subsidiaries	-15 069	-8 687
Receivables	-35 140	-25 663
Current liabilities	-859	-462
Other	-63	-63
Tax losses carried forward	-20 382	-19 257
Net deferred tax asset	-73 148	-54 979
Revaluation of the net deferred tax asset	55 890	37 721
Deferred tax (asset)/liability	-17 258	-17 258

Tax losses carried forward in the parent company of NOK 72.8 million as at 31st December 2001 expire after 2006.

Appendix 2

Note 8: Share capital, equity and shareholders information

(Figures in NOK 000)	Share capital	Own shares	Share premium	Other paid-in capital	Other equity	Total equity
Balance as at 1.1.01	104 977	-266	21 604	662	18 544	145 521
Share issue	256		2 036	-	-	2 292
Transfer to other equity following general meeting approval	-84 077	-	-21 604	-	105 681	-
Result for the year	-	-	-	-	-65 131	65 131
Balance as at 31.12.01	21 156	-266	2 036	662	59 094	82 682

As at 31.12.01 the share capital was 10 577 872 (2000: 10 497 684) shares with a nominal value of NOK 2,-. In May 2001 and November 2001, the share capital was increased by NOK 0.3 million as a result of the exercise of warrants under the employee incentive program authorised at the annual general meeting on 20th May 1999. Warrants corresponding to 12 000 shares and 68 188 shares were exercised at a strike price of NOK 27 28 and NOK 28.82 respectively. This program expired on 30th November 2001

On 7th May 2001, the board of directors, in accordance with the power of attorney granted to them at the annual general meeting on 4th May 2001, allocated 20 000 options to Henning Hansen, the newly hired President & CEO of Norman ASA. The options can be exercised in the period to 31st May 2004, with a maximum of one-third each year from 31st May 2002 to 31st May 2004 at a strike price of NOK 44.40 plus 1% per month from 1st May 2001 to the month of exercise.

In accordance with the annual general meeting on 4th May 2001, the board of directors were granted the following powers of attorney:

- A renewal of the power of attorney first granted in May 1999 to issue 500.000 options for incentive schemes for employees and board members, where a maximum of 50 000 options can be granted to board members. As at 31st December 2001, the board of directors had allocated 237 500 options under this power of attorney which was granted for a period of 2 years.
- A renewal of the power of attorney first granted in May 2000 to purchase own shares in the company of up to NOK 10 million to a minimum price of NOK 10,- and a maximum price of NOK 500,-. As at 31st December 2001, the company owned 26 608 Norman ASA shares to be used mainly in connection with an option program launched on 6th November 2000. The power of attorney was granted for a period of 18 months.

During the year, the following transfers to other equity were undertaken:

- Following the approval of the annual general meeting on 4th May 2001 to write down the share premium reserve with NOK 21.6 million.
- Following the approval of the extraordinary general meeting on 16th August 2001 (amended on 6th November 2001) to write down the nominal share capital of the company from NOK 10,- per share to NOK 2,- per share. This write down was formally registered in March 2002 following the completion of the creditors notice period.

Note 8: Share capital, equity and shareholders information (cont'd)

As at 31.12.01, the number of shares options and warrants held directly and indirectly by the board of directors and the executive management group, were as follows:

Name	Title	Number of shares	Number of options Plan1	Number of options Plan 2	Number of options Plan 3	Other Instru-ments
Svein Ramsay Goh	Board chairman	720 000	15 000	-	-	10 000
Arne Dalslaaen	Board member	10 000	7 500	-	-	-
Oystein Moan	Board member	1 000	-	7 500	-	20 000
Carl Espen Wollebekk	Board member	0	-	7 500	-	-
Carl Bretteville	Board member	11 499	3 000		-	-
Henning Hansen	President and CEO	0	-	-	20 000	25 000
Amar Dash	CFO	9 000	7 500	-	-	-
Total number of options allocated under each of the option plans			217 500	25 000	20 000	

Plan 1: The option holder has the right under an incentive program launched on 8th February 2000 to subscribe for the stated number of Norman ASA shares during the period to 31 May 2003, with a maximum of one third each year from 31 May 2001 to 31 May 2003 at a subscription price of NOK 238 50 plus 1% per month from 1 February 2000 until the month the option is exercised. The subscription price of NOK 238.50 was the stock market pri-ce when the options were allocated

Plan 2. The option holder has the right under an incentive program launched on 6th November 2000 to subscribe for the stated number of Norman ASA shares during the period to 30 November 2003 with a maximum of one third each year from 30 November 2001. The subscription price for these options is NOK 80 plus 1% per month from 1 November 2000 to the exercise date. The subscription price of NOK 80 was higher than the stock market price when the options were allocated

Plan 3: The option holder has the right under an incentive program launched on 7th May 2001 to subscribe for the stated number of Norman ASA during the period until 31 May 2004 at a subscription price of NOK 44.40 plus 1% per month from 1 May 2001 until the month the option is exercised. The sub-scription price of NOK 44.40 was the stock market price when the options were allocated.

Other instruments:
On 15th November 2001, Svein Ramsay Goh and Oystein Moan entered a forward contract to acquire 10 000 and 20 000 Norman ASA shares respecti-vely. The contracts expire on 12th February 2002 with an exercise price of NOK 35,- per share.
On 17th December 2001, Henning Hansen entered a forward contract to acquire 25 000 Norman ASA shares. The contract expires on 30th August 2002 with an exercise price of NOK 56.25 per share.

Note 8: Share capital, equity and shareholders information (cont'd)

As at 31.12.01, the 20 largest shareholders of Norman ASA were as follows:

	% share
Ferd Invest	9.1
John Arthur Olafsen	8.6
SIS Segainterselle AG, Switzerland	5.5
Handelsbanken – market making account	5.2
Svein Ramsay Goli	4.3
Vikerud Verdi AS	3.3
Vikerud AS	2.8
Tine Pensjonskasse	2.8
AS Hauan	2.6
Carnegie ASA – market making account	2.3
R Ulstein Loen AS	2.2
Paraply Invest AS	1.7
Scandivest Ltd, England	1.6
Norske Shell Pensjonskasse	1.4
Horisonten AS	1.4
Merrill Lynch, UK	1.4
Orkla Enskilda Securities ASA	1.3
Leif Høegh & Co Shipping AS	1.2
Nordea/Merita Bank plc, Finland - clients account	1.1
Toluma	1.1
Total	60.9

Note 9: Long term bank loan

As at 31st December 2001, Norman ASA had an unused loan facility from Den norske Bank amounting to NOK 10 million. This facility expires on 30th June 2002 and is secured against the company's accounts receivables.

Note 10: Guarantees and mortgages

Please refer to note 14 to the group financial statements.

PRICEWATERHOUSECOOPERS

To the Annual Shareholders' Meeting of Norman ASA

Auditor's report for 2001

We have audited the annual financial statements of Norman ASA as of 31 December 2001, showing a loss of NOK [illegible] for the parent company and a loss NOK [illegible] for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss are consistent with the financial statements and comply with the law and regulations

Oslo, March [illegible]

PricewaterhouseCoopers DA

Rita Granlund
Partner

[illegible]
Partner

Note: This translation from Norwegian has been prepared for information purposes only.

[illegible]

Appendix 2

INVESTOR RELATIONS

Norman shares

Left hand axis: daily closing price, line
Right hand axis: daily volume traded (1000 shares), vertical bars



Number of shares and shareholders

Total number of shares: 10 577 872 shares.
Number of shareholders (and % shareholding) per 31st December 2001:

- Norwegian: 2 126 (86%)
- International: 119 (14%)

NORMAN'S SUBSIDIARIES

Norman ASA
Strandveien 37
Postboks 43
1324 Lysaker
Norway
Tel: (+47) 67 10 97 00
Fax: (+47) 67 58 99 40
E-mail: norman@norman.no
Internet: http://www.norman.com

Ibas AS
Arkoveien 14
Postboks 1250
2206 Kongsvinger
Norway
Tel: (+47) 62 81 01 00
Fax: (+47) 62 81 01 10
E-mail: post@ibas.no
Internet: http://www.ibas.no

Norman Data Defense Systems AG
Postfach
4015 Basel, Switzerland
Tel: (+41) 61 487 2500
Fax: (+41) 61 487 2501
E-mail: norman@norman.ch
Internet: http://www.norman.ch

Norman Data Defense Systems Inc
9302 LeeHighway, Suite950A
Fairfax VA22031 USA
Tel (+1)7032676109
Tel: (+1) 703 934 6368
E-mail: norman@norman.com
Internet: http://www.norman.com

Norman Data Defense Systems UK Ltd
Lawn Farm, Oakhill Road
Woodhill,
Milton Keynes MK5 6AH,UK
Tel: (+44) 1908 520900
Fax: (+44) 1908 520909
E-mail: norman@normanuk.com
Internet: http://www.normanuk.com

Norman Data Defense Systems BV / SHARK BV
Postbus 159
2130 AD Hoofddorp
Netherlands
Tel: (+31) 23 789 02 22
Fax: (+31) 23 561 31 65
E-mail: info@norman.nl
Internet: http://www.norman.nl

Norman Data Defense Systems AB
Vällingplan 26
S-162 65 Vällingby
Sweden
Tel: (+46) 8 98 86 60
Fax: (+46) 8 98 50 08
E-mail: dan@norman.no
Internet: http://www.norman.com

Norman Data Defense Ibas Oy
Läkkisptie 11
00620 Helsinki
Finland
Tel: (+358) 9 2727 210
Fax: (+358) 9 2727 2121
E-mail: norman@norman-ibas.fi
Internet: http://www.norman-ibas.fi

Norman Data Defense Systems AS
Dronningensgade 23
5000 Odense C
Denmark
Tel: (+45) 6311 0508
Fax: (+45) 6313 3901
E-mail: info@normandk.com
Internet: http://www.norman.no/dk

Norman Data Defense Systems GmbH
Kieler Str 15
42697 Solingen
Germany
Tel: (+49) 212 267 180
Fax: (+49) 212 267 1815
E-mail: norman@norman.de
Internet: http://www.norman.de

Appendix 2


NORMAN®
ANNUAL REPORT 2002

Norman ASA

Norman financial statements 2002

Appendix 2

If you think about Norman then and now, not much has changed but the changes that have been made are significant," says Henning Hansen, CEO of Norman ASA.

– We used to be considered slightly unpredictable; a company that made some technology acquisitions – often surprisingly. And we were known for being in the red. In a short time and in a market where most companies have been struggling, we've managed to turn this around by carrying out a major restructuring programme and phasing out the least profitable part of our operations. Our focus is now on three basic criteria for success: we must be predictable, we must at all times offer the best technology – and we must make money."

"You don't have to be big to deliver big".



– Norman ASA operates in niches which will grow significantly and which are not particularly susceptible to downturns.

President and CEO Norman ASA Henning Hansen

As CEO of Norman ASA, Henning Hansen is the head of both the virus-control operations and Ibas. After working for several years for the Gartner Group, a recognised international analysis company, he knew a lot about what he was taking on when he accepted the directorship.

– I wanted to work with something I really believed in and which it was possible to make succeed. Norman ASA works within niches which will grow significantly and which are not particularly susceptible to downturns. In many ways, this is a non-cyclical part of the industry. So it's always possible to make money, provided you're dedicated and clever enough.
The 2002 results prove this: in a year in which most technology companies' results were in the red, we produced sound figures and were among the definite best performers on the Oslo Stock Exchange. While the IT index fell by all of 63 per cent, the price of Norman shares actually rose slightly."

Virus control and Ibas – differences and similarities
These two business areas are different but belong to the same niche. Both contribute to making strategic data secure. The virus-control business area focuses on virus controls and firewalls, and thus prevents viruses, worms and Trojan horses from creating problems for our customers. Ibas provides three different services: data reconstruction, the full erasure of data and computer forensics. While the virus-control part of the company prevents data destruction and hacker entry, Ibas can rectify the damage caused to companies which have not been well enough secured or which have been unfortunate in some way or other."

So virus control is the big brother?
– Yes, virus - control is our biggest area, but percentage-wise both business areas produce equally good results and have experienced almost the same growth. And although Norman may be the better known of the two, Ibas is not to be looked upon as a little brother. Ibas is an international 'brand', a European player that is established in a number of countries and enjoys wide recognition. To take just one example: it's not just by chance that one of our German data investigators in Ibas was hand-picked for an assignment related to the UN's review of Iraq's weapons status."


NORMAN

What will be the main focus in future?
– We're a down-to-earth company. We're going to do the same as we do today, just get better at every stage and within our part of the market. We're not going to make war on new fronts; the challenges and the potential for further growth are great enough in the sector in which we're already established.
As far as virus control is concerned, we will present even better products and solutions, and win shares in existing market segments.
The same applies on the whole to Ibas, but a certain geographical expansion may also be relevant here simply because many companies are reluctant to send a destroyed hard drive out of their own country in order to have the data reconstructed."

You're a down-to-earth company, but not a modest one, in other words?
– We may not be modest, but we refuse to base our operations on dreams. Far too many companies do that. Our ambitions are based on reality.
In the end, it's about making money for our shareholders. So growth alone is of no interest. What is important is good organic growth combined with sound earnings!
I would also emphasise that, even though we are realists, we have reason to be proud – and not just a little bit! Norman ASA is one of extremely few Norwegian companies that are making a name for themselves, and also earning money, in the global technology market.

Can you briefly tell us more about how this is possible?
– Yes, I can. There are two main reasons. Firstly: the threat associated with malicious programs is the same in all countries. A crashed or water- or fire-damaged hard drive involves the same challenges whether the damage occurs in Asia or Europe. The products and routines are international. So a company can easily sit and develop solutions in Norway as long as the right resources are working on them. And that's the second reason: both Norman and Ibas have a large number of fantastically skilled people who choose to remain working with us for a long period of time."

But still, it can't be easy to be a small company competing with the giants?
– Let me quote the Gartner Group. 'You don't have to be big to deliver big' is one of its mottos. 'Growth through relationships' is another.



**– We operate in three closely related areas. Growth is expected within all these business areas.
That makes our expectations of good results very realistic.**

CEO Ibas Arve Sagmug



1957
USSR launches Sputnik, the world's first satellite. USA responds the following year by establishing the Advanced Research Projects Agency (they developed the ARPA net - precursor to the internet)

1965
Kristen Nygard develops Simula - the first object-oriented programming language which later formed the basis of C++, for example, and even later, Java.



1965
ARPA net was established, connecting several machines together for the first time. This took place at MIT Lincoln Lab and System Development Corporation in Santa Monica. The systems were connected by a 1200bps fixed link.



1976
On the 26 March, Britain's Queen Elisabeth II sent an e-mail from the Royal Signals and Radar Establishment (RSRE) at Malvern.

Appendix 2



– I think both technology and customers when I say: We want first and foremost to strengthen our position where we already have strength!

Managing Director Audun Lødemel

Previously, small companies often only saw two ways to fight large companies: acquisitions or allowing themselves to be bought up. Now more and more companies are seeing a more intelligent solution – entering into alliances with complementary suppliers.

As regards software to combat 'spam' (unwanted e-mail including such things as advertisements), for example, we are entering into an alliance with a supplier that previously lacked a leading anti-virus product.
Such partnerships, in which both parties are mutually dependent on each other, result in close relationships and genuine win-win situations.

And we mustn't forget that, although Norman is not a large company, it is unquestionably one of the world's most reputable anti-virus companies and one of those that most often comes out top in tests. We are a member of the establishment. And that's important, extremely important. Because without this status, companies don't stand a chance. We're all dependent on each other in this game. The company that is first to discover a new virus which is spreading immediately warns its competitors of this. Each company then develops its own so-called anti-virus signature, adapted to its own anti-virus programs. The major winner in this scenario is the customer – luckily.

More and more customers that take security seriously are choosing to ally themselves with more than one anti-virus supplier in order to make their data and operations safer. Whether we, in such a scenario, are chosen as the number one or number two supplier is less important." So says Henning Hansen, who wants Norman at all times to be perceived as a serious player, a company to be trusted.

– We don't make the virus problem seem worse than it is. We aim to be a 'Trusted Partner'. When we cry wolf, the customer knows there really is a wolf out there."

"Many people are interested in the so-called SandBox technology. Can you say a couple of words about that?"

– The industry's major challenge is to discover unknown viruses before they manage to do any damage at all. SandBox is our contribution to the field, a concept for which we have applied for a patent and from which our customers will benefit greatly."

We are now concentrating solely on 'core business'.

– Increases in a company's share price are looked upon as a criterion for success. Our 20 largest shareholders own 60% of the company. As long as these owners see the company's potential, take a long-term view and do not want to sell, this will give a stable share price without dramatic fluctuations," explains Englishman Amar Dash, Norman ASA's Chief Financial Officer.

– Before 1999, our finances were at times too good," he continues. "We were not sufficiently critical of the way we prioritised our resources. For a while we developed a number of products which unfortunately often had one thing in common: the market was not ready for them. The products simply lacked market potential. Over time, this leads to poor results.

– Now, on the other hand, we are in a healthy cycle. Ibas and the virus-control operations have in reality made money all along, but for a while this was hidden by the third part of our operations, the 'loss entity' that we have now wound up. Instead of thinking 'How can we improve the poorest part of our operations?', all management and development work is now focused on areas where we have the products and a good grip on the market and are already doing well. Nowadays, we are concentrating solely on 'core business'."

Simply have to have it...

– We are developing what the market needs – every day. We are operating in a niche that can be compared to insurance. People would like to drop insurance, but the risk of not having a policy is too great. Exactly the same applies to viruses. No one wants them and everyone would like to avoid the whole problem. But you don't have any choice. You can't take the risk. You simply have to have it!Virus control is particularly challenging and extremely demanding. Success depends on us performing well all the time. Virus fighters must respond there and then to challenges they don't know anything at all about in advance.
Their working day can be compared to a boxer's situation in the ring. He doesn't know when or where the next punch will come, but he has to defend himself and hit back," says Amar Dash, and adds, "The boxer has one advantage: he at least knows who his opponent is!"

Amar Dash switches back to shares again:
– Our share price has remained stable while the index has fallen, indicating that we've done well. We will continue to produce good results. Our share price will probably not rise significantly until there is a general positive trend in the market. Something that is new and interesting is that most analysts and brokerage houses are now tracking our share price. That in itself provides a focus and may of course help to increase the share price."

Good that it's Norwegian?

Amar Dash, an Englishman with international work experience, including in Germany, must be the right person to ask the next question: "Norman ASA is a Norwegian company with its head office in Norway. Is that an advantage or disadvantage?"

– I perceive the Norwegian mentality as relaxed, informal and allowing opportunities for quick decisions. Neither the virus-control operations or Ibas have any rigid structures that impede creativity and slow things down. We take what is special about Norway with us to other countries. In countries like the Netherlands, Germany, the UK and France, we're looked on as exotic but safe and stable. Outside Europe, we're looked upon as a European company, not an American one. That gives us advantages in a number of markets."

Norman in 2003 and beyond?

– We're humble and don't like to make predictions. We aim to deliver, make money, grow and 'get the basics right' in every respect. We must become even cleverer in general in the international market and the sum of all this will give us increased market shares and expansion at a controlled rate.

– Norman is not the biggest....

– No, but it's one of the best. We're a sound company that's easy to reach agreement with and can therefore enter into partnerships with large groups more easily than large companies can. "In many ways, our size is ideal and one of our clearest strengths. Our product range is transparent, and it's well known that our developer environment is one of the strongest, and perhaps the most stable in existence. Our organisation is so streamlined that young, inexperienced but wise heads have the courage to put their ideas forward. That's a strength, and a result of our mentality combined with our manageable size.



– In the end, success for Norman ASA is a question of trust. That gives me confidence.

Chief Financial Officer Amar Dash

1978 Bill Gates and Microsoft acquired the rights to MS-Dos.

Microsoft



1981 IBM releases the first PC, based on PC Dos.

1981 Elkcloner", the first virus for Apple II.

1982 Norway gets its first internet connection via TCP/IP over SATNET
ARPA establishes TCP (Transmission Control Protocol) and IP (InternetProtocol) - known as TCP/IP - as a common protocol for the ARPA net.

1983 Microsoft makes its first version of Windows.

1983 Fred Cohen launches the phrase "computer virus" in his doctoral thesi



The world around us sets the terms. And these terms can change without warning.

Norman ASA's R&D Director for virus-control operations, Steinar Wigtil, has a demanding job, to put it mildly. In a flood of new situations and new crises that have to be prioritised immediately, *Steinar Wigtil must ensure that his* department is productive and has the peace and quiet necessary to concentrate on long-term development work.

– Yes, it's important that *the work is not* atomised and doesn't just concentrate on solving 'the crisis of the day'. That may sound like a matter of course, but it isn't," states Steinar Wigtil.

– We have long-term plans and work *according to these. But as a warrior, I have to* be constantly prepared for all plans, including the long-term ones, to look different at the end of the week from how they did at the beginning. If the enemy appears on an unexpected front, we can't continue to concentrate on defending the planned front.

Many people talk about having a dynamic working environment. That's a buzzword, and often not much else. In our offices, on the other hand, dynamics are a prerequisite.

Ability to distribute – a crucial factor

– For a long time we've defined ourselves by deve*loping top* anti-virus technology," says Steinar Wigtil. "But we used to have time in which to do so. Now we see that the most aggressive viruses are being spread 'worldwide' in 5-10 hours. In other words, making a virus signature quickly that can stop the attack is not much use unless the signature is spread quickly too. As a result of this, Norman is currently one of the fastest in the world *at developing efficient distribution* technology that gets new defences in place in the customer's systems.

– How does this work in practice?

– Automated routines are two key words. A computer in the customer's offices automatically checks our updating server and picks up and installs updates. These are then automatically spread throughout the customer's network. *It's a question of reaching* millions of computers in the space of a few hours.

Most people who know us are aware that we're a leader in the field of anti-virus software. Fewer are aware that we are just as advanced when it comes to distribution technology. Norman has been one of the pioneers in this area."

The future

– What is the future for virus threats – will they decrease?

– Based on what we can see, I would say rather the opposite. Over the past couple of years, harmful programs have become more and more aggressive. They spread to new platforms and use new Internet services as a forum for infection. During the past year, it has become common for new viruses to use a combination of many different methods of infection in order to *achieve more rapid* distribution, and many viruses now specifically attack the anti-virus programs themselves. So we probably won't be out of work straight away ...



Virus - revenue growth of 22% for 2002.
Growt in % vs previous year.



Board member
Chief Financial Officer
Board member
Employee Representative
CEO
Chairman of the Board
President and CEO Norman



Virus - revenue growth of 22% for 2002.
Growt in % vs previous year.

1984
Norman was founded under the name Arcen Data on 2 October, with offices at Parkveien in Oslo. It started with a focus on back-up and financial analysis systems.

1986
Brain*, the first PC virus was identified. This was a boot virus.

1988
Arcen Data/Norman wins its first international contract with the Arcen Back Up Assistant product. This contract was with IBM for distribution in Scandinavia. Norman was *also referred to in IBM's Wares Book.* The company had 13 employees.

1988
In order to use Microsoft Excel, Microsoft releases Windows 2.1.

1989
Norway's first virus, Jerusalem, was identified by Arcen Data/Norman.

UNIX

1989
Robert T. Morris "Internet worm" for Unix.

1989
The number of machines on the Internet reaches 100,000.

Our customers know we work hard to give them peace of mind. They know we do everything in our power to prevent their data from being lost and to ensure the continuity of their operations. They have chosen Norman Virus Control so that they can have peace of mind. That places an obligation on us.

Peace of Mind – Norman's most important product!

Or, as Norman's support manager, Eirik Amundsen, says:

– *The anti-virus programs* from recognised companies usually do the job. When we receive feedback that we're the best, this is not least a *result of our strong focus on customer service and* support, such as the fact that we have developed our own service and support department in every country in which we are represented.

The customer gets through to people who speak his or her own language. That counts! Our philosophy is crystal clear: in this business a company cannot, literally speaking, sleep its way to success. So in Norway we're always watchful. *Always!*

– We manage to solve more than 95% of all inquiries, from both individual users and administrators, directly. The remaining inquiries are transferred to our development departmentwhich takes care of the customer and provides continuous follow-up until the issue has been resolved," says Eirik Amundsen.



– Even though the world is chaotic and the basic terms are changing from one day to the next, we have a long-term plan from which we never deviate: the customer's defence against viruses and harmful programs must be maintained at all times.

R&D Director, Steinar Wiger

Increasing numbers of viruses

During a normal period (if anything can be called normal in this business), new virus-definition files are distributed about once a week.

There are many indications that we will soon need daily distributions, and, gradually, perhaps an even, continuous flow of them...

Norman believes that these developments must take place without the customer needing to worry. In this context, the customer must have only one challenge: choosing the right supplier. The question is:

Do customers need one or several suppliers?

The time it takes from when a new virus is launched until we and other anti-virus suppliers receive a 'sample' and create a virus definition which is then distributed is *critical. In many cases* we are more efficient than our competitors, but not always.

The Gartner Group recommends everyone who takes data security and virus control seriously to have more than one supplier. In such a scenario, *it will be both natural and wise to* consider Norman, since no other supplier can demonstrate better test results. Norman stands for quality.

Norman gives 'Peace of Mind'.

Distribution channels

Apart from being available on www.norman.com and through our dealers' Web sites, the sale and distribution of Norman's virus-control system is based solely on dealers and partners. This strategy *also contributes to our customers' 'peace of mind'.* The direct contact between sales channel and customer provides simple communication routes and creates genuine confidence.

Norman also has a comprehensive Service Partner Concept in the pipeline. This will give Norman customers the opportunity to tailor a service agreement with the desired SLA (service level agreement).

Courses and training

Norman has developed a comprehensive programme of courses. This programme is primarily aimed at our extensive dealer system and will be available in all countries in which we are represented. The programme allows for certification opportunities on four levels. The courses are also open to end-users and our customers' administrators, and provide 'hands-on' training in the distribution and administration of Norman software in networks.

20 Virus Bulletin 100% awards!

We have always known that giving our customers *'Peace of Mind' is anything but a piece* of cake. Consistently offering an anti-virus program, and a support level, that we can be proud of is a demanding task. But we've managed to do so. For years! Every other month, the reputable 'Virus Bulletin' publishes its assessment of the various anti-virus programs available on the market. Norman has achieved a high score, the so-called 'VB 100%' award, 20 times. In a sector that, more than any other, never allows companies to rest on their *laurels, this is a clear confirmation* that it is worth it – that you really do get rewarded according to the efforts you put in.

CARO – "The establishment

CARO, The Computer Antivirus Research Organisation, has just over 20 members worldwide. In other words, you cannot simply enrol in CARO. This is literally 'the establishment'. This is the home of the world's top virus analysts and anti-virus developers. Two of CARO's members work for Norman.

We are not saying this in order to boast (although we don't mind admitting we are a bit proud), but primarily because this is of direct significance to our customers. A company that wants to be competitive in this rat-race does not have much chance if it is not a member of CARO.

Two members give Norman status and weight. It says something about our position in this business, in which companies are assessed on the basis of their abilities and performance, not their size.

More and more customers are thinking the same way when choosing a virus-control supplier.



– When it comes to virus control, there's one piece of advice that always applies: make sure you act wisely in order to prevent damage instead of having to be 'wise after the event'.

Senior Virus Analyst, Snorre Fagerland



1989
By October there are 25 known viruses. By December the same year, this has increased to 59 viruses. By 2003, the number of known viruses has risen to over 75,000.

1990
Bill Gates launches the phrase "information at your fingertips". Microsoft Windows 3.0 arrives the same year.

1990
Arcen Data/Norman releases its first independent anti-virus product. In the same year, virus control is integrated to secure the "back up".

1990
By April there are 468 known viruses. By July the same year, *this has increased to 711 viruses. There are currently about* 4 new viruses each day.

Storebrand



1991
At Storebrand the day ends at 5pm with the Yankee Doodle melody. Over 600 PCs are infected. Norman is asked to solve the problem.

1991
Arcen Data/Norman develops the first firewall with integrated anti-virus. This was sold to the US Department of Defense, among others.

1992
The phrase "surfing the internet" was introduced by Jean Armour Polly.

None of our competitors can offer comparable technology. This has generally been considered to be impossible," says the man behind Norman's SandBox technology, Senior Developer Kurt Narvig.

The art of the impossible

With SandBox, Norman has caught the whole sector napping. In a short space of time, the second-generation SandBox has been fully developed and tested. It will then form part of the standard 'Norman package'.

So what is unique about it? Why is SandBox so special that Norman has submitted a patent application for this technology?

The answer is primarily that SandBox has been developed to stop unknown viruses, viruses for which no separate virus signature for stopping them has been written.

This has long been regarded as the real nut for the industry to crack. So it was not surprising that it created a sensation in the industry when Norman let the cat out of the bag and presented SandBox.



Senior Developer Kurt Natvig is the person mainly responsible for the SandBox technology and one of two Norman staff who are members of the prestigious CARO.

Simulated computers

In brief, and to put it extremely simply, this is how it works:

SandBox is installed as part of the search engine on computers that have Norman Virus Control installed. Before a file or computer program is allowed to start (or get through the e-mail server), tests are run in a fictive, simulated SandBox PC. The virus will behave as if it has reached its 'goal' and thus be revealed and stopped, before it has the chance to do any damage to the *company's real computers* and network.

Second-generation SandBoxes will be able to 'send e-mails' and spread further within a simulated network and a simulated external environment, thus revealing viruses, worms and Trojan horses. The SandBox technology will also help Norman to detect viruses and protect against new viruses even more quickly. The goal will always be to be able to install protection in the customers' systems before a malicious program becomes a real threat. SandBox will help Norman to succeed in this to an even greater extent than it did with its former technology.



Norman ASA subsidiaries
Norman ASA distributors

Ibas: an industrial fairytale – but not magic!

The head office of Ibas, one of the world's leading companies in the fields of data recovery, data erasure and computer forensics, is located in Kongsvinger. Ibas has subsidiaries, distributors and partners throughout the world. Many people confuse Ibas's work with pure magic. Particularly where data recovery is concerned, even experts are amazed at what this wholly owned subsidiary of Norman ASA can actually manage to do.

– What we usually say," explains Oyvind Nyland, the head of the data recovery department, "is that if the drive has not been deleted using Ibas's tools, we will manage to recover the data. The only exception to this is if the hard drive has been exposed to total de-magnetisation, but that almost never happens."

Ibas started off repairing high-tech instruments in 1978. Later, it supplied advanced control technology, developed in-house, to such customers as the Concert Hall in Oslo, Norsk Hydro and Jordan. Ibas has been working on data recovery since the mid-1980s. This is a niche that emerged from nowhere due to someone losing information on their hard drive or other storage medium, and, in their distress, turning to Ibas as a technology company.

– Gradually, rumours started to fly about that we were able to fix this type of problem and, in line with the increasing number of jobs we were given, we gained more and more knowledge of how a hard drive actually works.
This was the core expertise we utilised as *we gradually developed our own data-recovery* programs, says Øyvind Nyland.

Varied challenges

Some hard drives have been exposed to fire. These are usually also damaged by water. Others have sunk with a ship. The minesweeper KNM Orkla, for example, burned for days before sinking. *After the hard drive* was raised from the depths, it lay and dried out for more than a month before being sent to Ibas. That doesn't make things any easier, since a hard drive that is damaged by water must be kept damp. However, Ibas still managed to verify and read data from this disk.
That's when people start to talk about magic.

Of course, it is simply a question of experience, knowledge, tools and programs developed in-house, and a lot of hard work.



– Our knowledge and in-house developed technology makes us better able than others to utilise commercial, generally available software.

Head of the Data Recovery Department Øyvind Nyland



1993 The first release of Microsoft Windows NT 3.1.

1993 Norman's US office opens in Washington DC.

NETSCAPE

1994 Netscape is established.

1995 The first macrovirus "WM/concept.A"

1992 Arcen Data changes its name to NORMAN



1993 The White House in Washington gets its own web-site (http://www.whitehouse.gov/).

1993 Norman launches its first anti-virus product "Norman Virus Control"



1994 Kapital Data awards Norman the title of IT company of the year



1995 Rights to the Rolling Stones song "start me up", were purchased by Microsoft and used for the launch of Windows 95

– Most people think that a hard drive that has been formatted is blank. That's far from the truth. In reality, we can extract all the data that was on the hard drive before it was formatted. Or, to put it more correctly: the data is there, it is simply not available to the user, explains Øyvind Nyland.

He has many examples of such work. Such as the story of the personnel at one of the western embassies in Kuwait who complied with the stipulated routines for "irrevocable data erasure" when Iraq invaded the country. Before the embassy was evacuated, two hollow needles were inserted into each disk. Thereafter, large amounts of two-component glue were injected. When the situation normalised and the embassy personnel returned, the need for the data was acute. Reinforced epoxy was no match for the Ibas experts.

A unique environment

In the area around Kongsvinger, Ibas is like flypaper for people wanting to work with advanced technology. It is well known that, in the field of data recovery, there is no course on offer that can compare with working in the Ibas environment.

And speaking of data recovery, the knowledge Ibas has of this, its biggest business area, is also the basis of the company's other two business areas: data erasure and computer forensics.

– No one can protect themselves one hundred per cent against their drive crashing. What should one do if this happens?

– As little as possible," says Øyvind Nyland. Especially if you are in doubt about whether you have full back-up available.

A crashed drive will already have slight physical damage. This will be made worse every time you start up the computer and every time you try to repair it with generally available software. Turn the computer off and bring the hard drive to us. If you've broken your leg, you don't mend it by trying to run the 60 metres," explains Nyland. It's hard to argue with him.

Data erasure – an area with huge growth potential

Data missing! This is something we are reading and hearing about all the time. Hospital case records which, due to laziness and poor routines, are suddenly available to unauthorised people; personal information stored in lawyers' offices, etc.

Finn Sinßbach, a programmer in Ibas's data-erasure department, never ceases to amazed about the lack of logic involved in the way many people handle strategic or personal data:

– Companies spend large amounts on firewalls and security solutions, they make sure they remove diskette stations and they draw up extensive security routines. Then they let the data walk out of their offices the day the PC is ready to be replaced.

– Our technology is unique. We can provide a proper drive-erasure tool. Everything is erased and the drive can be re-used. Most of the other erasure programs available do not do the whole disk."



Our data-erasure programs are based on the same technology as Ibas data recovery. The programs look into every nook and cranny of the hard drive.

Data Erasure Programmer Finn Sinßbach

PCs are inherited, they end up in second-hand shops and are given away to schools. As knowledge of data erasure grows, Ibas tools will be more and more in demand. The potential is enormous. Ibas has already entered into large-scale, long-term contracts with major players in both Norway and other countries and is the undisputed champion in the field of data erasure.

Erasing a drive can sound extremely simple, but the head of Ibas's research and development department, Thor Arne Jacobsen, dares to assert the following:

– We remove 100% of 100% and we believe we are the only ones to do so. The challenge will be to remain at the cutting edge of developments in our business areas in future too. My department has a key role to play in that connection," he says.

– It's about seeing, before anyone else, what the new industry standard will be. What is the trend? Where is the market going?

What committees are working on what?

What statutes are in the pipeline and what significance will these have?"

Ibas's research and development department provides support to all three business areas. The similarities are obvious: data recovery and computer forensics are based on more or less the same technology and tools. The third business area, data erasure, is a mirror image of the other two areas.



A general knowledge of hard drives and storage media is essential for and crucial to everything Ibas does.

In practice, most Ibas employees can be regarded as developers. Any job provides new experience and forms the basis for the development department's further work. Solution-oriented creativity is a prerequisite for Ibas's existence and growth.

Obtaining experience from each individual office in each individual country, and then passing this experience on as something tangible – for the benefit and development of the entire organisation. This is, in an extremely simplified form, a part of Ibas's internationalisation project. It is not natural to expect Ibas in Norway and the head office in Kongsvinger to continue to be the largest and most important contributor of new experience.

More updated than most

– Ibas has unique knowledge of hard drives. But how long will 'today's' hard drives last as the major storage medium?

– I've no idea. Probably longer than many people expect. For us, it doesn't matter, says Thor Arne Johansen.

– If the traditional hard drive disappeared tomorrow, we would still make money on data recovery and computer forensics. For the rest, we are keeping an eye on new storage-technology developments and are more updated than most, whether we're talking about single electron memories, protein memories or plastic memories. We still don't know what will be used, or when. But when it happens, irrespective of the type of 'solid state' storage medium that proves to be standard, Ibas will have the necessary knowledge."



– We must constantly see new opportunities and solutions and try to put our efforts into systems and tools that accumulate knowledge throughout the organisation.

Head of the Research and Development Department, Thor Arne Johansen

1996 Norman buys the Thunderbyte product.

1996 Norman acquires 59% of the data recovery company ibas

1996 The US Marines, Airforce and Army chose Norman Virus Control.



1996 Norman establishes a new office in Switzerland.

1998 "W32/CIH.1003.A" - the first virus to destroy the computer bios.

1998 The first internet epidemic: "W97M/Melissa.A"

1998 Microsoft Windows 98. The anti-trust case against Microsoft starts.

1998 The first "successful" e-mail worm "Happy99" or "W32/SKA.A"

Appendix 2

I think we will make up an increasingly large part of the 'Ibas cake'," says Senior computer-forensics investigator Svein Yngvar Willassen.

– All large companies need these services, all the time. But up to now their knowledge of and demand for these services has been too small. It's only a question of time before this changes noticeably. So far, it is only companies in the USA and UK that have a conscious attitude to this. But others will definitely follow.

Ibas is a leading international player in the field of computer forensics

As regards computer forensics, Ibas has practically no competition in the Nordic region. In other markets, the competition is stiffer but, according to Willassen, Ibas is the company that has clearly come the furthest.

– We have unique knowledge of various storage media and we have the tools to enable us to benefit from this knowledge. These Ibas tools developed in-house are not available to our competitors, something that puts us in a special position.



So far, it is only companies in the USA and UK that have a conscious attitude to this.

What kind of services are we talking about?

– Disputes have existed since the dawn of time. Thanks to IT developments it is now, in a completely different way from before, possible to *document all forms of communication*. Things can be proven. But this must be done in the right way if you don't want to be cut to pieces in court. On the other hand, this is a new area for lawyers and companies too. They often don't know what *to ask about*, so we have pedagogic challenges on top of everything else. For example, there may be a dismissal case, continues Svein Y. Willassen.

– The person leaving the company takes with him corporate secrets and customer registers and starts a new company, within the same business area. That happens all the time. There is often a strong suspicion that this is the case, but no proof. That's where we can help. It's easier to make a formal complaint when you know that your evidence will hold up in court.

Svein Yngvar Willassen is a graduate engineer. *After spending four years as a computer forensics* specialist with the National Authority for the Investigation and Prosecution of Economic and Environmental Crime in Norway (Økokrim), he chose to move to Ibas in 2002. Willassen is *an experienced computer-forensics specialist who* knows how to secure and analyse data evidence, taken from mobile phones, PDAs and PCs.

– The methodology used determines whether the evidence *will hold up. Many companies try to* do this without professional help. That's not always very successful. An IT manager who's in court for the first time rarely feels very confident. And it doesn't help that he's there to testify against an ex-colleague. Nor has the IT manager any experience of recovering deleted files and he lacks knowledge about how to search for and secure evidence. He does not have a good case and he is facing a traumatic experience, irrespective of the outcome of the case.

Do you do the same work as the police?

"No, quite the opposite. In the first place, most of our cases are civil lawsuits. In the second place, we clarify whether a case is actually a criminal case. If it is, the company has a strong formal complaint and a good case, since the evidence has already been secured."



1999 *Norman launches* 'Norman Personal Firewall'.

1999 *Microsoft Windows 2000* launched

2000 The biggest internet epidemic to date: 'VBS/Loveletter A' or 'I love you'.

2000 Ibas becomes a 100% owned subsidiary of Norman.

2001 The first large internet-worm epidemic 'Code Red'.

2001 Norman presents its SandBox technology for the first time at the Virus Bulletin conference in Prague.

2002 The second generation SandBox technology is presented in New Orleans.

ibas

Appendix 2

Norman ASA is one of the leading actors in the field of data security and develops and sells virus control, personal firewall and encryption products. Norman's wholly owned subsidiary Ibas develops and sells data recovery, secure data erasure and computer forensic services. Norman's head office is located at Lysaker, outside Oslo, Norway.

Although the IT industry in general is experiencing challenging times and negative growth, 2002 was a good year for Norman. The group delivered its best result ever with net revenues of NOK 246 million (2001: NOK 201 million), an increase of 22%. The operating result before depreciation and amortisation (EBITDA) for the group was NOK 50 million, which is an EBITDA margin of 21%. Norman is also one of the shares that managed the best amongst other IT shares on the Oslo Stock Exchange. While the IT index fell by 63%, Norman shares ended the year with the same price as they started the year.

In 2001 Norman underwent a restructuring, and attention was focused on its core businesses. The company has since shown that it is possible to have good growth and solid margins even in difficult market conditions. The company will continue its strong focus on profitability.

Norman has two main business segments:

1. **finding and removing threats connected to virus attacks and other malware (the virus control business unit)**
2. **recovering information that has been lost as a result of damage, secure erasure of data, as well as advice in the investigation of computer crime (the Ibas business unit)**

Virus control business unit

Virus threats

In 2002, there were fewer destructive viruses, but the viruses that did appear had a proliferation rate that was twice that of the year before. It was particularly towards the end of the year that these new, proliferating viruses appeared and created significant challenges for a number of companies.

Some of the most noteworthy viruses in 2002 were as follows:

- the Klez.H worm which appeared in April 2002 was in a special class of the most widespread worms that Norman has ever seen. The worm is still very active, many months after detection was incorporated into the virus definition files produced by the anti-virus industry.
- the BadTrans.B-worm appeared in late November 2001. This had a very high proliferation rate for many months at the beginning of 2002.
- the Klez.E-worm appeared in January 2002. This was very active until the end of June but is still being spread through a significant number of e-mails.
- the Yaha.E-worm appeared in June 2002. This is also one of the most widespread worms that Norman has ever seen.
- W32/Bugbear.A@mm appeared in September/October 2002 and was an example of a rapidly spreading worm. Bugbear distributed sensitive information in a more alarming way than other e-mail worms.

Common characteristics of all of these viruses are:

1. They use a large number of different titles and contents in the e-mails that are sent
2. They obtain e-mail addresses from the infected machines and use these addresses to designate the sender of the infected e-mail. This makes it difficult to warn the owner of an infected machine.
3. They deactivate anti-virus programs.
4. They take advantage of security flaws in installed software. In certain situations, this will cause virus infection without having to open or launch an e-mail attachment.

These characteristics make it difficult to stop an epidemic, and worms of this type have a longer life than other types of virus. It also means that it is very easy to become infected if software with security flaws is not updated.

The number of virus warnings from the anti-virus industry do not give a good indication of virus activity in a given time period. Norman sent out 11 virus alerts in 2002 compared to 15 in 2001. It is important to note that the number of e-mails infected by Klez.H was almost three times as many as those infected by SirCam. It is also interesting that Klez.H is still the most widespread virus according to statistics from MessageLabs.

It is Norman's opinion that 2002 was definitely not a quiet year when it comes to viruses. On the contrary, 2002 was surely the most active year ever when one considers the number of e-mails with infected attachments as a proportion of the total number of e-mails sent. And the start of 2003 gives no indication that there will be any significant change in the threat presented by viruses.

Norman receives recognition

Norman is the anti-virus vendor with most 100% awards from Virus Bulletin, an organisation that is considered to be the most prestigious and independent. 100% awards have high value and mean that the software is completely effective against all known viruses. Norman Virus Control has received 20 such awards since Virus Bulletin introduced these tests in 1998. This places Norman amongst the leading vendors in the global anti-virus industry.

New technology gains attention

Norman has continued the development of its "SandBox" technology, a technology for which a patent application has been filed. SandBox is the world's first virus engine to be able to perform the full-scale emulation of certain categories of suspicious code before the code is allowed to run in the live environment. This technology was presented at the Virus Bulletin conference in the US in the autumn and gained a great deal of attention and interest amongst delegates and the industry in general.

The further development Norman Virus Control has continued at full pace in 2002. During the course of the year there were three main releases and several minor updates. The current release of NVC is version 5.5, which includes a version of the Sandbox functionality giving users extended protection against unknown viruses.

In 2002, Norman software was also released in new versions for operating systems and platforms including OS/2, Lotus Domino and MS Exchange 2000. In addition, anti-virus software was released for Linux, an increasingly important market. Norman Personal Firewall was also updated in 2002.

Virus control business achievements

Sales to the small and medium sized business market have developed well in 2002 and Norman's success in reaching end-users through various types of dealers and suppliers of computer services means that it will continue to focus on this market.

Norman now has agreements with several larger internet service providers (ISP) in Europe, including TeleDanmark and the Swedish Telia. In 2002, Norman also entered an agreement with Bluewin, the leading ISP in Switzerland, to deliver Norman Virus Control and Norman Personal Firewall to its "Premium Clients", and as a 60-day trial version to its "Basic Clients".

Telia in Denmark has chosen Norman as its anti-virus vendor for a security package that will protect Telia's growing number of ADSL customers. This choice was made on the basis of extensive tests of the best anti-virus solutions on the market performed by Telia Internet. This agreement provides for the sale of a large number of Norman Virus Control licenses.

In July, Norman entered an agreement with Fujitsu Siemens that can be considered a milestone for IT security for the consumer market. This agreement is an extension and development of an agreement signed in 2001, and involves a complete security solution with Norman Virus Control and Norman Personal Firewall pre-installed for three-year use on Fujitsu Siemens' home PCs in the Nordic countries.
The Nordic agreement between Norman and Fujitsu Siemens commenced in July 2002 for a period of two years and with a value dependent on the number of units distributed. Fujitsu Siemens is the largest vendor of home PCs in the Nordic market, and the agreement can also be extended to apply to other geographic regions.

In April, Norman signed an agreement with Zurich Versicherungen AG to protect its 9,000 PCs from viruses. Zurich Versicherungen AG is a global insurance and finance institution. In addition, agreements were signed with major finance institutions in Germany.

Appendix 2

Ibas business unit

Ibas is one of the world's leading vendors of data recovery and secure data erasure services, and has a strong focus on building up its computer forensic services. The head offices are at Kongsvinger, Norway, with subsidiaries, distributors and partners in many countries. Ibas is a wholly owned subsidiary of Norman ASA.

Ibas has three business areas:

- Finding and recovering data
- Secure erasure of data
- Computer forensic

Ibas had another good year with each of its three business areas having a positive development in 2002.

Data recovery

This is the largest business area and the company continues to take market share. Ibas has confirmed its position as the leading European vendor within this market.

A few larger projects have, among others, received significant public interest. During the catastrophic flooding in central Europe this year, the company did a good job in saving business-critical information. The company has previously been involved in a series of projects where PCs have suffered extensive water damage, and is one of the very few players with the competence and expertise to master these types of assignments.

After the tragic accident in Milan, when a small plane crashed into the Pirelli Tower, Ibas, in competition with several international vendors, was assigned the task of recovering the lost data. The plane hit the 26th floor where several PCs with critical information were located. In the floors below, many PCs were exposed to extensive water damage. Water, fire and smoke damage presents technically complicated challenges when recovering data, but the hard discs were sent to Kongsvinger and after relatively short period of time were returned together with the original data. The Milan assignment was Ibas' largest single project ever within data recovery.

Secure data erasure

Ibas continues to focus on the problems surrounding ineffective data erasure.

It is extremely complicated to remove all of the data from a hard disc, especially given the structure and complexity of today's operating systems. Formatting and delete commands do not remove data stored on the PC but merely change the structure of the disc, leaving most of the data intact and presenting the possibility of data recovery with available software tools.

In August, Ibas entered into a frame agreement with Telenor to carry out secure data erasure on all PCs that Telenor will recycle in the period until May 2004. This agreement is expected to involve some 5000 PCs a year. Telenor will insure itself against the threat of sensitive information being misused either by other Telenor employees or through recycling. This was particularly relevant in connection with the relocation and organisation of Telenor's new head offices at Fornebu. Ibas believes that this type of agreement can be a reference for other Norwegian companies that currently do not take the threat of this type of security risk seriously enough.

At the end of the year, Ibas entered a global agreement with one of Sweden's largest companies to perform secure data erasure on all PCs that will be recycled from its global group of companies in the period to October 2005. This is Ibas' largest agreement within secure data erasure and has a minimum value of NOK 2 million. It is also a breakthrough for the Ibas secure data erasure concept in Sweden and can act as a reference and influence other Swedish companies. The choice of Ibas as vendor come after a thorough evaluation by the customer.

Computer forensic

The computer forensic business is based on the 20 years of experience that Ibas has with data recovery and secure data erasure. Electronic traces are a central theme in an increasing number of conflict situations and criminal cases, and Ibas has provided assistance to an increasing number of clients by securing and documenting electronic traces stored on PCs in cases involving industrial espionage, hacking or other forms of data crime. Ibas considers this to be a business area with a significant growth potential.

In order to increase its position within this business, Ibas has hired two highly experienced computer forensic specialists. Ibas technology and expertise combined with the experience of these specialists will make the company one of the strongest and most complete computer forensic service providers.

Computer forensics and Ibas expertise plays a central role in the search of the UN Weapons Inspectors in Iraq for signs of Saddam Hussein's weapons of mass destruction. A computer forensics specialist from Ibas Germany was hand picked by the UN to a special task force that will assist the UN Weapons Inspectors. With Ibas-developed technology, it will be possible to obtain technical, objective evidence from intact as well as destroyed storage media.

Continued geographical expansion

Ibas has continued to strengthen its geograpical presence and during the course of 2002, established offices in two new countries. Ibas now has offices in 14 countries outside of Norway.

On 26th February, a subsidiary, Ibas France SAS was established in Paris. This establishment was carried out together with the French company, Adstore, which is an experienced player within data recovery in France. Ibas has a majority ownership in the company.

Over the last 10 years, Ibas has continually expanded its sales presence within Europe. Ibas is now represented throughout the western part of Europe.

At the end of March, Ibas acquired a majority share in the Singapore-based company, Re-G Data Recovery Pte Ltd which then changed its name to Ibas Singapore Pte Ltd. Ibas owns a 60% share and has options to increase its ownership to 100%. Although Singapore can be compared to Norway from the point of view of its technological development and size of population, there are few Singaporean companies that can offer the services within the business areas that Ibas represents. The Asian market is characterised by smaller vendors with a lower degree of expertise, and in the whole of the Asian region, there are only a couple of companies that Ibas would consider as competitors. While these need to send data to Canada for processing, Ibas can perform data recovery in Singapore. This gives Ibas a considerable competitive advantage.

The Asian market has developed better than expected. Ibas has now entered into a distribution agreement with DBTRONIX, one of the leading IT security companies in Hong Kong. This cooperation is already well under way and gives a further expansion of Ibas into Asia. Initially, this agreement provides that DBTRONIX will focus on the sale of data recovery and secure data erasure services. Over the longer term, Ibas hopes to provide computer forensic services to Hong Kong and the Chinese mainland.

Norman Group

Revenue and results for the year

Norman ASA had net revenues of NOK 245 million, compared with NOK 201 million in 2001, an increase of 22%. The virus control business unit had net revenues of NOK 166 million and a revenue growth of 22%, while the Ibas business unit had net revenues of NOK 79 million and a revenue growth of 21%.

The operating profit before depreciation and amortisation (EBITDA) for the group was NOK 50 million (2001: NOK 30 million), which gives an EBITDA margin of 21% (2001: 15%). The virus control business unit had an EBITDA margin of 24% and the Ibas business unit had an EBITDA margin of 16%.

Throughout the year, the company has had a strong focus on costs and cost control and has strengthened its financial position. The company increased its cash balances by NOK 35 million in 2002 and during the course of 2002 repaid all interest-bearing debt. The outstanding accounts receivables balance equates to an average of about 30 days sales.

The operating profit for 2002 was NOK 38 million (2001: NOK 19 million), and earnings per share were NOK 3.08 (2001: minus NOK 4.96).

Other matters

At the end of the year, the parent company, Norman ASA, employed 65 full-time and part-time staff. The number of employees in the group was 212. As one of Norway's leading companies involved in the development and sale of IT expertise, the group's employees are its most important resource.

The working environment is considered to be good. During the year, the registered leave of absence through sickness at the parent company was 4.6% or 813 available working days. This is a significant improvement from the year before when registered sickness was 7.5%. No accidents or injuries occurred during the year.

The group's activities do not result in any environmentally harmful effects or pollution above what is considered normal for companies with international activities within the IT industry.

The total equity in the group as at 31st December 2002 was NOK 77 million. The cash and cash equivalents

Appendix 2

amounted to NOK 78 million. The financial statements and the equity situation support the use of the going concern assumption in the preparation of this annual report. There are no material post balance sheet events that have an impact on the financial position of the group. The profit for the year for the parent company, Norman ASA, was NOK 37 million. The board recommends that this profit be transferred to other equity and that a dividend of NOK 1.50 per share be paid. The available equity in Norman ASA as at 31st December 2002 was NOK 61 million, after the proposed dividend.

Policy for financial information

The company endeavours to give accurate and sufficiently extensive information each quarter, as well as publish this information as quickly as possible. The company will cease to give concrete guidance on future revenue and results.

Future prospects

Norman operates within the global market for IT security; a market which is considered to be a growth sector within IT.

In 2003, Norman will work to extend its market presence by entering into strategic alliances, as well as by expanding its distribution network. The market for Norman's products and services is still good and the company expects good profitability and a positive cash flow in 2003.

Lysaker, 13th February 2003

Svein Ramsay Goli
Chairman of the board

Arne Dalslaaen

Oystein Moan

Carl Espen Wollebekk

Carl Bretteville
Employee representative

Henning Hansen
President & CEO

(Figures in NOK 000)	Notes	2002	2001	2000
Net revenues	1	**245 252**	**201 408**	**174 656**
Operating expenses				
Cost of materials		15 652	13 855	9 691
Personnel costs	2	120 506	101 106	87 029
Other operating costs	4	56 089	55 245	51 778
Loss on receivables		2 605	910	581
		194 852	**171 116**	**149 079**
EBITDA for continuing activities (earnings before interest, tax, depreciation & amortisation)	1	**+50 400**	**+30 292**	**+25 578**
Depreciation and amortisation	5, 6, 7	12 016	10 860	10 830
Operating result for continuing activities	1	**+38 384**	**+19 432**	**+14 748**
Net financial (expenses)/income		-1 135	-451	2 866
Result before tax for continuing activities		**+37 249**	**+18 981**	**+17 612**
Result before tax for discontinuing activities		-	-72 156	-28 687
Result before tax		**+37 249**	**-53 175**	**-11 075**
Tax charge/(credit) for continuing activities	9	3 542	1 604	-15 471
Tax credit for discontinuing activities	9	-	-3 379	-
Minority interest		1 088	757	399
Result for the year		**+32 619**	**-52 157**	**+3 997**
Earnings per share	11	**NOK 3.08**	**NOK 4.96**	**NOK 0.38**
Allocations:				
Dividend		**+15 877**	–	–
Other equity		**+16 742**	**-52 157**	**+3 997**
		+32 619	**-52 157**	**+3 997**

Appendix 2

GROUP BALANCE SHEET

Figures in NOK 000	Notes	2002	2001
Long term assets			
Intangible assets	5	1 701	2 470
Goodwill	6	13 198	13 999
Tangible fixed assets	7	13 027	12 467
Deferred tax asset	9	17 258	17 258
		45 184	**46 194**
Current assets			
Inventory		2 043	780
Accounts receivable		23 785	23 547
Other short term receivables		7 453	6 637
Cash		78 148	43 101
		111 429	**74 065**
Total assets		**156 613**	**120 259**
Equity			
Share capital	10	21 169	21 156
Less: own shares	10	-140	-266
Share premium reserve	10	2 300	2 036
Other paid in capital	10	662	662
Other equity	10	49 678	36 560
Minority interest	10	3 358	2 022
		77 027	**62 170**
Long term liabilities			
Pension liabilities	3	1 641	1 353
Other long term liabilities		1 457	2 143
Deferred income - long term		3 152	2 479
Deferred tax liability	9	85	66
		6 335	**6 041**
Current liabilities			
Bank overdraft		29	-
Accounts payable		9 184	6 830
Taxes payable		3 009	677
Payroll tax, VAT, social tax etc		13 160	12 949
Deferred income - current		9 868	9 468
Dividend payable		15 877	-
Other current liabilities		21 148	16 383
Restructuring reserve relating to discontinued activities		976	5 743
		73 251	**52 048**
Total equity & liabilities		**156 613**	**120 259**

Lysaker, 13th February 2003

Svein Ramsay Goli
Chairman of the board

Arne Dalsaaen

Oystein Moan

Carl Espen Wollebekk

Carl Bretteville
Employee representative

Henning Hansen
President & CEO

GROUP CASHFLOW STATEMENT

Figures in NOK 000	2002	2001
Cashflow from operating activities		
Result before tax	**+37 249**	**-63 178**
Restructuring costs (net of payments)	-4 753	32 053
Depreciation & amortisation	12 016	13 062
Loss on receivables	2 605	1 990
Profit on sale of fixed assets	-236	-7
Payment of tax	-1 089	-1 432
Other items	-	-20
Changes in assets & liabilities (net of effects from the purchase of companies)		
Accounts receivable	-2 720	3 575
Inventory	-1 263	264
Net other operating assets	6 386	5 131
Accounts payable	2 347	-2 025
Net cashflow from operating activities	**+50 642**	**-584**
Cashflow from investing activities		
Payments for purchase of long term assets	-6 975	-7 429
Receipts from sale of long term assets	473	229
Payments for shares in subsidiaries (net of cash acquired)	-2 772	-
Net cashflow from investing activities	**-9 274**	**-7 200**
Cashflow from financing activities		
Receipts from share issue after expenses	277	2 292
Payments for purchase of own shares	-2 357	-
Changes in bank overdraft & loans	-2 114	-2 303
Net cashflow from financing activities	**-4 194**	**-11**
Effect of foreign exchange rate changes	**-2 027**	**594**
Net changes in cash & cash equivalents	**35 047**	**-7 201**
Cash & cash equivalents as at 1.01	**43 101**	**50 302**
Cash & cash equivalents as at 31.12	**78 148**	**43 101**
Cash & cash equivalents as at 31.12 include restricted cash balances of:	**3 033**	**2 962**

Appendix 2

General
The financial statements for Norman ASA have been prepared in accordance with the 1998 Norwegian Accounting Law and generally accepted accounting principles in Norway.

Consolidation principles
The group financial statements include the parent company, Norman ASA, and those companies in which Norman ASA has direct or indirect dominating corporate influence. These subsidiary companies are listed in note 8 to the group financial statements.

All subsidiaries are consolidated on a 100% basis. Shares in subsidiaries are eliminated in accordance with the purchase method, where the purchase price of the shares shown by the parent company is eliminated against the equity in the subsidiary at the time of acquisition/establishment. Any excess of the purchase price over the book value of net assets acquired is analysed and accounted for by increasing the carrying value of the identifiable assets to their fair value with any remaining amount shown as goodwill. While the increase in the carrying value of any tangible or intangible assets is grossed up by the net present value of deferred tax thereon, goodwill is accounted for on a net basis and amortised on a straight line basis over the periods estimated to be benefited. The recorded goodwill value is written down if the actual value is deemed to be lower and the decline in valuation is considered to be permanent.

Where there are minority interests, these are shown as a separate item in the balance sheet under equity. The minority interests' share of the result for the year is shown separately in the income statement. All items above the minority interests line in the income statement, and as part of total assets or total liabilities in the balance sheet, include the minority interests' share of these items.

When preparing the group financial statements, intergroup transactions and balances are eliminated. In addition, the income statements of foreign subsidiaries are converted to NOK at an average rate for the year, while assets and liabilities are converted at the exchange rate at the balance sheet date. Differences on conversion are recorded directly against equity.

Accounting for discontinued activities
Discontinuing activities are shown in the consolidated income statement using the "one-line" method, but are not classified separately in either the consolidated balance sheet or cashflow statement, or the financial statements of the parent company.

Affiliated companies
Investments in companies where the group has an ownership share of 20% to 50% and exercises significant influence are considered to be affiliated companies. Accounting for affiliated companies is based on the equity method in the group accounts.

The group's share of the result after tax, adjusted for dividends received and goodwill amortisation, is added to/subtracted from the cost of investment.

Classification and valuation policies for assets and liabilities
Current assets are assets relating to operations that are expected to be converted into cash, sold, or consumed either in one year or in the operating cycle, whichever is longer. Current assets include all assets not determined as being for permanent ownership or use. All other assets are long term assets. Current assets are valued at the original cost or net market value, whichever is the lower. Liabilities have been classified by using equivalent criteria.

Foreign currency transactions
Foreign currency receivables and liabilities are converted using the exchange rate in effect at the balance sheet date. Realised and unrealised gains/losses are included in the income statement under financial items.

Fixed assets
In the balance sheet, fixed assets are recorded at the original cost, less accumulated depreciation. Improvements or extensions are capitalised, whilst repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight line basis, based on the economic lifespan of the different business assets. For the company's business assets, the depreciation life varies from 3 to 5 years.

Investment in subsidiaries and affiliates
These are accounted for at their cost of investment in the parent company accounts, or are written down if the fair value is deemed to be lower and the decline in valuation is considered to be permanent.

Inventory
Inventory is valued at the original cost or net market value, whichever is the lower, in accordance with the FIFO principle. The original cost will normally be the amount invoiced for goods and materials purchased.

Accounting for revenue
Revenue from product licenses is normally recorded as revenue when the software has been delivered, when outstanding obligations to the customer are negligible, and when it is probable that payment from the customer will take place. Income is accrued for product updates and for client support over the duration of the service contract.

Income from license contracts which contain a period of free maintenance is split into the product and service elements of the contract, based on an estimation performed by the management to equalise the margin contribution for each element.

Research & development
Research & development costs are expensed as incurred.

In connection with its purchase of product rights, Norman capitalises these assets and amortises them over a period, which, in the opinion of management, reflects the return on investment taking into account the estimated lifetime of the products and their underlying technology.

Pension costs
Pension costs and liabilities relating to defined benefit programs are accounted for on the basis of a linear accumulation of pension rights over the vesting period. Pension contributions to defined contribution programs are expensed as incurred.

Accounting for share option schemes
If the strike price of share options granted is lower than the market value of the shares on the date on which the share options are granted, then the value of the share option benefit will be expensed over the vesting period.

Future social taxes payable by the company on the benefit to the individual arising when the share options are exercised are estimated and provided for over the period leading up to the exercise date.

Allowance for doubtful accounts
Individual provisions are made for receivables which are considered to be doubtful.

Income taxes
The income tax expense is accounted for as it is incurred and includes both current taxes and movements in deferred taxes. Deferred taxes are calculated on the basis of net temporary differences between the accounting and the tax values of assets and liabilities, as well as tax losses carried forward. Tax reducing temporary differences and tax losses carried forward are set off against tax-increasing temporary differences that reverse within the same time periods, and net deferred tax assets are accounted for to the extent that the Group will be able to realise this benefit through future taxable earnings.

Note 1: Segment analysis

The geographical split of net revenue between the virus control and the Ibas business units is as follows:

(Figures in NOK 000)	2002	%	2001	%	2000	%
Virus control business unit:						
Norway	67 589	41%	62 906	46%	63 677	51%
Other Europe	84 513	51%	59 413	44%	44 389	36%
America and Asia/Pacific	14 282	8%	13 838	10%	16 033	13%
Total virus control	**166 384**	**100%**	**136 157**	**100%**	**124 299**	**100%**
Ibas business unit:						
Norway	17 318	22%	16 221	25%	9 646	19%
Other Europe	59 492	75%	48 587	74%	38 812	77%
America and Asia/Pacific	2 058	3%	443	1%	1 898	4%
Total Ibas	**78 868**	**100%**	**65 251**	**100%**	**50 356**	**100%**
Total	**245 252**		**201 408**		**174 655**	

An analysis of the net revenue and operating result by business unit and by functional cost for 2002 and 2001 is set out below. There are no comparative figures for 2000 as it is only since 1st January 2001 that the company has prepared and presented a detailed income statement by business unit.

(Figures in NOK 000)	2002 Virus control	2001 Virus control	2002 Ibas	2001 Ibas
Net revenue	**166 384**	**136 157**	**78 868**	**65 251**
Net revenues - % growth from previous year	**+22%**	**+9%**	**+21%**	**+30%**
Cost of materials	9 264	8 804	6 388	5 051
Ibas production costs	-	-	23 245	15 143
R&D costs	27 107	25 141	2 096	974
Sales costs	68 923	64 001	19 375	19 096
Marketing costs	6 203	6 757	6 783	4 251
G&A costs	14 912	10 820	7 951	10 168
Loss on receivables	2 310	648	295	264
Operating expenses	**128 719**	**116 169**	**66 133**	**54 947**
EBITDA	**+37 665**	**+19 988**	**+12 735**	**+10 304**
EBITDA margin	**+23%**	**+15%**	**+16%**	**+16%**
Depreciation/amortisation	7 145	6 544	4 871	4 316
Operating result	**+30 520**	**+13 444**	**+7 864**	**+5 988**

Corporate costs, which were separately classified during 2001, have from 1st January 2002 been allocated to the virus control and the Ibas business units, and the comparative figures for 2001 presented above have been restated for this.

Note 2: Personnel costs, number of employees, remuneration

(Figures in NOK 000)	2002	2001	2000
Salary costs	100 519	84 399	71 300
Social security costs	13 659	11 368	10 754
Pension costs	4 115	2 227	1 493
Other personnel costs	2 213	3 112	3 482
Total	**120 506**	**101 106**	**87 029**
Average number of employees	198	176	151

Fees paid to auditors can be summarised as follows:

(Figures in NOK 000)	2002	2001	2000
Fees for audit services	779	698	869
Fees for other services	253	1 331	492

For details of the remuneration to the board of directors and executive management of Norman ASA, please refer to note 2 to the parent company financial statements.

Note 3: Pension commitments

There are two types of pension scheme in operation within the Norman Group. The employees of Ibas AS, Norway and selected employees of SHARK BV, Netherlands are members of defined benefit pension schemes, which are funded. These funded pension schemes are collective pension agreements with life insurance companies in Norway and The Netherlands. These defined benefit pension schemes involve 38 persons (2001: 33 persons).

The employees of Norman ASA, Norway, Norman Data Defense Systems Inc, USA, Norman Data Defense Systems (UK) Ltd and EuSS BV, Netherlands, and certain employees of Norman Data Defense Systems AS, Denmark, are members of defined contribution pension schemes where contributions made by the company to life insurance companies vary but comprise a certain percentage of salary. These defined contribution pension schemes involve 61 persons (2001: 7 persons).

The calculation of pension costs and liabilities relating to the defined benefit pension schemes described above, is based on the following assumptions:

	2002	2001
Expected return on pension assets	7%	7%
Interest rate	6%	6%
Annual rate of salary increase	4%	4%
Annual regulation of pensions	3.5%	3.5%
Annual regulation of the social security base amount	3.5%	3.5%

Set out below is a reconciliation of the calculated pension assets and liabilities to the pension liability recorded in the group balance sheet and relating to the defined benefit pension schemes described above.

(Figures in NOK 000)	2002	2001
Calculated pension liabilities	-7 381	-6 057
Market value of pension assets	4 338	3 596
	-3 043	-2 461
Unrecognised implementation adjustment	75	129
Unrecognised gain/loss	1 327	979
Net pension assets/(liabilities)	**-1 641**	**-1 353**

Appendix 2

Note 3: Pension commitments - continued

Set out below is a specification of the calculated net pension cost in the group income statement:

(Figures in NOK 000)	2002	2001	2000
Defined benefit pension schemes:			
Pension service cost	2 351	1 838	1 386
Interest cost	365	300	250
Expected return on pension assets	-257	-217	-197
Amortisation	84	73	54
Net pension cost	2 543	1 994	1 493
Defined contribution pension schemes:			
Pension contributions	1 572	233	-
Total	**4 115**	**2 227**	**1 493**

Note 4: Other operating costs

Other operating costs may be analysed as follows:

(Figures in NOK 000)	2002	2001	2000
Marketing costs	12 986	9 592	11 070
Cost of office premises	10 876	14 053	14 173
Travel expenses	9 326	7 611	7 416
Professional and consulting fees	5 734	9 096	6 459
Cost of equipment	5 522	5 280	3 431
Training, courses, conferences	1 715	1 053	1 660
Other office supplies	9 930	8 560	7 569
Total	**66 089**	**55 245**	**51 778**

Note 5: Intangible assets

The group had R&D expenses of NOK 29.2 million in 2002 (2001: NOK 26.1 million; 2000: NOK 27.1 million). Management expects that the future annual income to be generated by products and services arising from these R&D activities will exceed the amount of on-going R&D expenses incurred. *For more details of the R&D activities undertaken in the group during the year,* reference should be made to the board of directors report.

(Figures in NOK 000)	Virus library product rights	Personal firewall product rights	Other product rights	Trade-marks	Total
Acquisition cost as at 1.1.02	4 900	1 390	-	623	6 913
Additions	-	440	221	-	661
Acquisition cost as at 31.12.02	4 900	1 830	221	623	7 574
Accumulated amortisation as at 31.12.02	4 900	397	11	565	5 873
Net book value as at 31.12.02	-	**1 433**	**210**	**58**	**1 701**
Amortisation	1 043	247	11	129	1 430
Useful economic life	5 years	5 years	5 years	5 years	
Amortisation plan	Linear	Linear	Linear	Linear	

Note 6: Goodwill

The following changes in group composition took place during 2002:

On 26th February 2002, Ibas AS acquired 60% of a newly established company in Paris, France, Ibas France SAS. Acquisition costs of NOK 0.1 million were capitalized as part of this transaction, and the resulting goodwill of NOK 0.1 million was fully amortised during 2002. At any time after 26th February 2006, Ibas AS shall have the right to acquire the remaining 40% of the shares in Ibas France SAS at a purchase price to be determined on the basis of an earn-out agreement.

On 1st April 2002, Ibas AS acquired 60% of the share capital of Re-Gi Data Recovery Pte Ltd, Singapore (subsequently Ibas Singapore Pte Ltd.) for NOK 2.4 million and agreed to acquire a further 20% on 1st April 2005 for a minimum of NOK 0.9 million at a final price to be determined on the basis of a three year earn-out agreement. This minimum earn-out payment has been classified under other long term liabilities in the balance sheet. Acquisition costs of NOK 0.3 million were capitalized as part of this transaction, and the resulting goodwill of NOK 3.2 million is being amortised over a period of 7 years, as explained below.

On 2nd October 2002, Norman ASA paid deferred consideration to the minority shareholders of SHARK BV, Netherlands, a company which was originally acquired in March 1998. The resulting goodwill of NOK 0.6 million was fully amortised during 2002.

Goodwill is recorded in the group financial statements in connection with the purchase of the following companies:

(Figures in NOK 000)	Ibas AS	Ibas AS -subsidiary companies	SHARK BV	NDDS AG	Total
Acquisition cost as at 1.1.02	16 058	499	20 749	3 543	40 849
Additions	-	3 345	551	-	3 896
Acquisition cost as at 31.12.02	16 058	3 844	21 300	3 543	44 745
Accumulated amortisation as at 31.12.02	9 999	656	18 359	2 533	31 547
Net book value as at 31.12.02	**6 059**	**3 188**	**2 941**	**1 010**	**13 198**
Amortisation	1 608	561	2 023	507	4 697
Useful economic life	10 years	7 years	7 years	7 years	
Amortisation plan	Linear	Linear	Linear	Linear	

Ibas AS develops and sells data recovery and secure eraser services. Norman ASA acquired a majority share in the company in 1995 and a goodwill amortisation period of 10 years has consistently been applied to the acquisition of additional shares. Ibas AS has consistently generated profits and in the opinion of management, the amortisation period of 10 years is appropriate to reflect the return on investment for the business acquired. The subsidiaries of Ibas AS are data recovery and secure eraser distribution and sales companies. In the opinion of management, the amortisation periods of 7 years are appropriate to reflect the return on investment for the businesses acquired.

SHARK BV and Norman Data Defense Systems AG ("NDDS AG") are software distribution and sales companies acquired in 1998. Both companies have been profitable since acquisition and in the opinion of management, the amortisation periods of 7 years are appropriate to reflect the return on investment for the businesses acquired.

Note 7: Tangible fixed assets (office and production equipment)

(Figures in NOK 000)

Acquisition cost as at 1.1.02	54 593
Additions	7 079
Disposals	-1 143
Net translation effect	-1 132
Acquisition cost as at 31.12.02	59 397
Accumulated depreciation as at 31.12.02	46 370
Net book value as at 31.12.02	**13 027**
Depreciation for the year	5 889
Useful economic life	3-5 years
Depreciation plan	Linear
Operating lease rentals for 2002:	
- office premises	9 738
- office and production equipment	2 304
Net book value of assets held under finance lease arrangements	607
Amounts due under finance lease arrangements repayable:	
- within 2 to 5 years	287
- after more than 5 years	222

Note 8: Shares in subsidiaries

	% owned & % voting rights
Norman Data Defense Systems AS, Odense, Denmark	100%
Norman Data Defense Systems GmbH, Solingen, Germany	100%
ESaSS BV, Hoofddorp, Netherlands	100%
Norman Data Defense Systems Holding BV, Amsterdam, Netherlands	100%
SHARK BV, Hoofddorp, Netherlands	70%
SHARK International BV, Hoofddorp, Netherlands	70%
Ibas AS, Kongsvinger, Norway	100%
Norman Security Solutions AS, Lysaker, Norway	100%
Norman Data Defense Systems AB, Stockholm, Sweden	100%
Norman Data Defense Systems AG, Basel, Switzerland	100%
Norman Data Defense Systems (UK) Ltd, Milton Keynes, UK	100%
Norman Data Defense Systems Inc, Fairfax, Virginia, USA	100%

Ibas AS has the following subsidiaries:

	% owned & % voting rights
Ibas Labs Danmark Aps, Charlottenlund, Denmark	100%
Norman Ibas Oy, Helsinki, Finland	100%
Ibas France SAS, Paris, France	60%
Ibas Deutschland GmbH, Hamburg, Germany	90%
Ibas Singapore Pte Ltd, Singapore	60%
Ibas Labs Sverige AB, Uppsala, Sweden	100%
Ibas UK Ltd, London, UK	100%

Note 9: Taxes

Tax expenses can be analysed as follows:

(Figures in NOK 000)

	2002	2001	2000
Continuing activities:			
Taxes payable - foreign subsidiaries	2 933	1 587	1 495
Taxes payable - Norway	590	-	-
Change in deferred taxes - foreign subsidiaries	19	-	-
Change in deferred taxes - Norway	-	17	-17 258
Other	-	-	292
Tax charge/(credit) continuing activities	3 542	1 604	-15 471
Discontinuing activities:			
Change in deferred taxes - Norway	-	-3 379	0
Total tax (credit)/charge	**3 542**	**-1 775**	**-15 471**

Tax expenses can be reconciled to the income statement as follows:

(Figures in NOK 000)

	2002	2001	2000
Result before tax	+37 249	-53 175	-11 075
Tax thereon at 28%	+10 430	-14 889	-3 101
Tax effects of:			
Different tax rates in countries where subsidiaries are located	779	808	946
Expenses not deductible for tax purposes	115	215	395
Goodwill amortization and other group items	1 485	5 045	2 896
Tax losses, accounted for	-	-	-16 607
Tax losses, not accounted for	-4 568	919	-
Other/foreign exchange	-4 699	6 127	-
Calculated tax (credit)/charge	**3 542**	**-1 775**	**-15 471**

The tax effects of temporary differences and of tax losses carried forward, can be analysed as follows:

(Figures in NOK 000)

	2002	2001
Deferred tax liability:		
Fixed assets	85	66
Deferred tax liability	**85**	**66**
Deferred tax asset:		
Tangible fixed assets	-2 064	-2 130
Receivables	-447	-147
Pension liabilities	-459	-372
Other long term liabilities	-208	-149
Current liabilities	-2 240	-1 460
Tax losses carried forward	-48 237	-53 962
Other	-63	-47
Deferred tax asset	-53 718	-58 267
Revaluation of the deferred tax asset	36 460	41 009
Deferred tax asset	**-17 258**	**-17 258**

Tax losses carried forward in the Group of NOK 170 million as at 31st December 2002 expire mainly after 2007.

Appendix 2

Note 10: Share capital, equity and shareholders information

(Figures in NOK 000)

	Share capital	Own shares	Share premium	Other paid-in capital	Other equity	Minority interest	Total equity
Balance as at 1.1.02	**21 156**	**-266**	**2 036**	**662**	**36 560**	**2 022**	**62 170**
Share issue	+13	-	+264	-	-	-	+277
Change in nominal value following general meeting approval	-	+213	-	-	-213	-	-
Purchase of own shares	-	-87			-2 270	-	-2 357
Purchase of minority interest in Ibas AS - subsidiaries (see note 6)	-	-	-	-	-	+248	+248
Result for the year after dividend	-	-	-	-	+16 742	+1 088	+ 17 830
Foreign exchange adjustment	-	-	-	-	-1 141	-	-1 141
Balance as at 31.12.01	**21 169**	**-140**	**2 300**	**662**	**49 678**	**3 358**	**77 027**

For further details, please refer to note 9 to the parent company financial statements.

Note 11: Earnings per share

As a result of share increases during each of the years listed below, the following weighted and diluted number of shares were used to calculate the earnings per share:

2000: 10 389 174 shares (diluted: 10 605 256 shares)
2001: 10 510 511 shares (diluted: 10 531 084 shares)
2002: 10 581 232 shares (diluted: 10 596 975 shares)

The only financial instruments with a dilution effect during the period are the options referred to in note 9 to the parent company financial statements. There was no material difference between the normal and diluted earnings per share.

Note 12: Guarantees and mortgages

Company	Guarantee commitment to	Amount
Norman ASA	Den norske Bank – security for the unused loan facility referred to in note 10 to the parent company financial statements	NOK 12 000 000
Norman ASA	Den norske Bank - office deposit guarantee. Expires October 2005.	NOK 1 925 660
Norman ASA	Den norske Bank - office deposit guarantee for Norman Data Defense Systems Inc. USA. *Expires January 2004.*	US$ 79 625

Note 13: Related party transactions

Ibas AS leases premises from Kongsvinger Forretningsbygg AS, which is 47% owned by the managing director of Ibas AS, Arve Saghaug, and his family. The rental for the year was NOK 1.8 million, and is inflation adjusted. The contract expires on 30th September 2004 though Ibas AS has an option to extend the leasing period to September 2009.

PARENT COMPANY INCOME STATEMENT

(Figures in NOK 000)	Notes	2002	2001	2000
Net revenues	1	**99 140**	**87 996**	**88 286**
Operating expenses				
Cost of materials		3 264	4 088	3 691
Personnel costs	2, 3	46 724	42 470	45 287
Depreciation/amortisation	5, 6	2 241	2 474	2 659
Other operating costs	4	19 676	105 200	67 210
Bad debt expenses		1 211	1 335	288
		73 116	**155 567**	**119 135**
Operating result		**+26 024**	**-67 571**	**-30 849**
Net financial items – group		1 010	0	6 689
Other interest received		1 430	978	2 777
Tax contribution - group		9 026	3 187	4 369
Other financial expenses		978	1 705	548
Result before tax		**+36 512**	**-65 131**	**-17 562**
Tax credit	8	-	-	-17 258
Result for the year		**+36 512**	**-65 131**	**-304**
Allocations:				
Dividend		**+15 877**	-	-
Other equity		**+20 635**	**-65 131**	**-304**
		+36 512	**-65 131**	**-304**

Appendix 2

PARENT COMPANY BALANCE SHEET

(figures in NOK 000)	Notes	2002	2001
Long term assets			
Intangible assets	5	1 701	1 427
Tangible fixed assets	6	3 279	3 656
Shares in subsidiaries		57 483	49 175
Loans to subsidiaries		-	12 287
Shares in affiliates	7	-	342
Deferred tax asset	8	17 258	17 258
		79 721	**84 145**
Current assets			
Accounts receivable		6 323	9 219
Group receivables - current		14 301	-
Other short term receivables		2 873	2 632
Cash		41 458	11 203
		64 955	**23 054**
Total assets		**144 676**	**107 199**
Equity			
Share capital	9	21 169	21 156
Less: own shares	9	-140	-266
Share premium reserve	9	2 300	2 036
Other paid in capital	9	662	662
Other equity	9	77 246	59 094
		101 237	**82 682**
Long term liabilities			
Deferred income - long term		410	316
Other long term liabilities		287	-
		697	**316**
Current liabilities			
Accounts payable		3 383	2 481
Payroll tax, VAT, social tax etc		6 303	6 812
Deferred income - current		3 779	3 922
Dividend payable		15 877	-
Other current liabilities		12 423	7 918
Restructuring reserve relating to discontinued activities		977	3 068
		42 742	**24 201**
Total equity & liabilities		**144 676**	**107 199**

Lysaker, 13th February 2003

Svein Ramsay Goli
Chairman of the board

Arne Dalslaaen

Øystein Moan

Carl Espen Wollebekk

Carl Bretteville
Employee representative

Henning Hansen
President & CEO

PARENT COMPANY CASHFLOW STATEMENT

(figures in NOK 000)	2002	2001
Cashflow from operating activities		
Result before tax	**+36 612**	**-65 131**
Restructuring costs (net of payments)	-2 092	42 672
Depreciation & amortisation	2 241	2 474
Loss on receivables	1 211	1 335
Profit on sale of fixed assets	-264	-
Changes in assets & liabilities		
Accounts receivable	1 684	-117
Inventory	-	153
Group receivables/payables	-2 342	2 846
Net other operating assets	3 706	674
Accounts payable	903	-1 840
Net cashflow from operating activities	**+41 659**	**-16 934**
Cashflow from investing activities		
Payments for purchase of long term assets	-1 850	-4 451
Receipts from sale of long term assets	264	97
Payments for shares in subsidiaries	-10 806	-4 282
Receipts from shares & other investments	-	-
Net cashflow from investing activities	**-12 391**	**-8 636**
Cashflow from financing activities		
Receipts from share issue after expenses	277	2 292
Payments for purchase of own shares	-2 357	-
Receipt of tax contribution from group company	3 167	4 369
Net cashflow from financing activities	**1 087**	**6 661**
Net changes in cash & cash equivalents	**30 255**	**-18 909**
Cash & cash equivalents as at 1.01	**11 203**	**30 112**
Cash & cash equivalents as at 31.12	**41 458**	**11 203**
Cash & cash equivalents as at 31.12 include restricted cash balances of:	**1 949**	**1 874**

Note 1: Segment analysis

Net revenues earned by the parent company comprise both revenues generated from sales activities in Norway as well as royalty income from the sale of Norman products by Norman's own sales subsidiaries and its international distributors.

Note 2: Personnel costs, number of employees, remuneration

(Figures in NOK 000)	2002	2001	2000
Salary costs	38 896	36 229	37 193
Social security costs	5 836	5 087	5 370
Pension costs	1 250	138	201
Other personnel costs	742	1 016	2 523
Total	**46 724**	**42 470**	**45 287**
Average number of employees	65	68	60

Benefits paid to Henning Hansen, President & CEO of Norman ASA, and to the board of directors of Norman ASA were as follows:

(Figures in NOK 000)	President & CEO	Board of directors
Salary / fees to board members	2 240	415
Consulting fees	-	321

Henning Hansen has an employment agreement which provides for a termination payment equivalent to 12 months salary.

The following members of the executive management group have bonus agreements as part of their current salary package which are primarily linked to the revenue and results of the Norman Group.
- Henning Hansen, President & CEO
- Amar Dash, CFO

For details of the company's option programs, the number of options granted to and exercised by the board members and executive management team in 2002, as well as the shares and options held by the board members and executive management team as at 31st December 2002 please refer to note 9.

Fees paid to auditors can be summarised as follows:

(Figures in NOK 000)	2002	2001	2000
Fees for audit services	365	222	311
Fees for other services	105	542	221

Note 3: Pension commitments

The employees of Norman ASA, Norway are members of defined contribution pension schemes where contributions made by the company to life insurance companies vary but comprise a certain percentage of salary. These defined contribution pension schemes involve 65 persons (2001: 3 persons) and contributions in 2002 amounted to NOK 1.2 million (2001: NOK 0.1 million).

Note 4: Other operating costs

Other operating costs may be analysed as follows:

(Figures in NOK 000)	2002	2001	2000
Restructuring cost	-	45 948	-
Cost of R&D services – inter-company	3 556	21 120	14 347
Write down of loans to group companies	888	19 011	25 239
Professional and consulting fees	2 889	5 476	4 678
Cost of office premises	3 797	4 438	5 733
Cost of equipment	2 585	2 882	2 571
Travel expenses	2 312	2 729	4 935
Marketing costs	1 135	1 928	5 246
Training, courses, conferences	1 007	682	1 521
Other	1 507	986	2 940
Total	**19 676**	**105 200**	**67 210**

Norman ASA sub-contracts development work on some of its technology rights to certain R&D subsidiaries within the Norman Group. This development work is recharged to Norman ASA on a cost-plus basis.

Loans are provided by Norman ASA to those subsidiaries which require operational funding. As at 31 December 2002, the balance of loans was written off in the parent company accounts to the extent that it is unlikely that these loans will be repaid in the short term or where these loans will need to be converted through a recapitalisation of the subsidiary.

Note 5: Intangible assets

(Figures in NOK 000)	Personal firewall product rights	Other product rights	Trade-marks	Total
Acquisition cost as at 1.1.02	1 390	-	623	2 013
Additions	440	221	-	661
Acquisition cost as at 31.12.02	1 830	221	623	2 674
Accumulated amortisation as at 31.12.02	397	11	565	973
Net book value as at 31.12.02	**1 433**	**210**	**58**	**1 701**
Amortisation	247	11	129	387
Useful economic life	5 years	5 years	5 years	
Amortisation plan	Linear	Linear	Linear	

Note 6: Tangible fixed assets (office and production equipment)

(Figures in NOK 000)	
Acquisition cost as at 1.1.02	12 822
Additions	1 476
Acquisition cost as at 31.12.02	14 298
Accumulated depreciation as at 31.12.02	11 019
Net book value as at 31.12.02	**3 279**
Depreciation for the year	1 854
Useful economic life	3-5 years
Depreciation plan	Linear
Operating lease rentals for 2002:	
- office premises	3 797
- office and production equipment	972
Net book value of assets held under finance lease arrangements	391
Amounts due under finance lease arrangements repayable within 2 to 5 years	287

Appendix 2

Note 7: Shares in affiliated companies

Norman ASA owns 37.1% of Arto India AS, a company registered at Lysaker, Norway. The cost of investment was written off during the year.

Note 8: Taxes

Tax expenses can be analysed as follows:

(Figures in NOK 000)	2002	2001	2000
Change in deferred taxes – Norway	0	0	-17 258
Total tax credit	**0**	**0**	**-17 258**

Tax expenses can be reconciled to the income statement as follows:

(Figures in NOK 000)	2002	2001	2000
Result before tax	+36 512	-65 131	-17 562
Tax thereon at 28%	+10 223	-18 237	-4 917
Tax effects of:			
Permanent differences	64	68	124
Tax losses, accounted for	-	-	-12 465
Tax losses, not accounted for	-10 287	18 169	-
Calculated tax credit	**0**	**0**	**-17 258**

The tax effects of temporary differences and of tax losses carried forward, can be analysed as follows:

(Figures in NOK 000)	2002	2001
Tangible fixed assets	-861	-1 635
Shares in subsidiaries	-13 398	-15 069
Receivables	-28 134	-35 140
Liabilities	-1 725	-859
Other	-63	-63
Tax losses carried forward	-20 672	-20 382
Deferred tax asset	-62 853	-73 148
Revaluation of the deferred tax asset	45 595	55 890
Deferred tax asset	**-17 258**	**-17 258**

Tax losses carried forward in the parent company of NOK 74 million as at 31st December 2002 expire mainly after 2007.

Note 9: Share capital, equity and shareholders information

(Figures in NOK 000)	Share capital	Own shares	Share premium	Other paid in capital	Other equity	Total equity
Balance as at 1.1.02	**21 156**	**-266**	**2 036**	**662**	**59 094**	**82 682**
Share issue	+13	-	+264	-	-	+277
Change in nominal value following general meeting approval	-	+213	-	-	-213	-
Purchase of own shares	-	-87	-	-	-2 270	-2 357
Result for the year after dividend	-	-	-	-	+20 635	+20 635
Balance as at 31.12.02	**21 169**	**-140**	**2 300**	**662**	**77 248**	**101 237**

As at 31st December 2002 the share capital was 10 584 536 (2001: 10 577 872) shares with a nominal value of NOK 2,-, and as at that date the company owned 70 000 Norman ASA shares (2001: 26 608).

Note 9: Share capital, equity and shareholders information (continued)

In accordance with the annual general meeting on 25th April 2002, the board of directors were granted the following powers of attorney:

- A renewal of the power of attorney to increase the share capital of the company by up to 1 million shares or NOK 2 million in accordance with §10-14 of the Norwegian Public Companies Act. The power of attorney was granted for a period of 2 years.
- A renewal of the power of attorney to issue 500 000 options for incentive schemes for employees and board members, where a maximum of 50,000 options can be granted to board members. The power of attorney was granted for a period of 2 years.
- A renewal of the power of attorney to purchase own shares in the company of up to just over 1 million shares or NOK 2.1 million at a minimum price of NOK 10,- and a maximum price of NOK 500,-. The power of attorney was granted for a period of 18 months.

On 31st May 2002, the share capital was increased as a result of the exercise of options under an employee incentive program. Options corresponding to 6 666 shares were exercised at a strike price of NOK 50,17. This is referred to in more detail below, in the section entitled option plan 3.

As at 31st December 2002, the number of shares, options and warrants held directly and indirectly by the board of directors and the executive management group, as well as a summary of options programs that are still in force, are summarized below:

Name	Title	Number of shares	Number of options Plan 1	Number of options Plan 2	Number of options Plan 3	Number of options Plan 4	Number of options Plan 5
Svein Ramsay Goli	Board chairman	730 000	15 000	-	-	-	10 000
Arne Dalstaaen	Board member	10 000	7 500	-	-	-	10 000
Oystein Moan	Board member	21 000	-	7 500	-	-	10 000
Carl Espen Wollebekk	Board member	-	-	7 500	-	-	10 000
Carl Bretteville	Board member	11 499	3 000	-	-	-	4 000
Henning Hansen	President and CEO	6 666	-	-	13 334	60 000	15 000
Amar Dash	CFO	9 000	7 500	-	-	-	10 000
Total number of options originally allocated under each of the option plans			**217 600**	**25 000**	**20 000**	**60 000**	**244 600**
***Total number of options remaining to be exercised as* at 31st December 2002 for each of the options plans**			**217 600**	**25 000**	**13 334**	**60 000**	**244 600**

Plan 1: The option holders have the right under an incentive program launched on 8th February 2000 to subscribe for the stated number of Norman ASA shares during the period to 31st May 2003, with a maximum of one third each year from 31st May 2001. The subscription price for these options is NOK 238.50 plus 1% per month from 1st February 2000 until the exercise date. The subscription price of NOK 238.50 was the stock market price when the options were allocated.

Plan 2: The option holders have the right under an incentive program launched on 6th November 2000 to subscribe for the stated number of Norman ASA shares during the period to 30th November 2003 with a maximum of one third each year from 30th November 2001. The subscription price for these options is NOK 80 plus 1% per month from 1st November 2000 to the exercise date. The subscription price of NOK 80 was higher than the stock market price when the options were allocated.

Plan 3: Henning Hansen, the President and CEO of Norman ASA, has the right under an incentive program launched on 7th May 2001 to subscribe for the stated number of Norman ASA shares during the period to 31st May 2004 with a maximum of one third each year from 31st May 2002. The subscription price for these options is NOK 44.40 plus 1% per month from 1st May 2001 to the exercise date. The subscription price of NOK 44.40 was the stock market price when the options were allocated.
On 31st May 2002, options corresponding to 6 666 shares were exercised at a strike price of NOK 50.17.

Appendix 2

Note 9: Share capital, equity and shareholders information (continued)

Plan 4: Henning Hansen, the President and CEO of Norman ASA, has the right under an incentive program launched on 6th March 2002 to subscribe for the stated number of Norman ASA during the period to 31st May 2005 with a maximum of one third each year from 31st May 2003. The subscription price for these options is NOK 54, which was the stock market price on 1st January 2002. The difference of NOK 0.4 million between the subscription price and the market price of NOK 61,- on the date when the options were allocated has been expensed during 2002.

Plan 5: The option holders have the right under an incentive program launched on 26th June 2002 to subscribe for the stated number of Norman ASA shares during the period to 31st May 2005, with a maximum of one third each year from 31st May 2003. The subscription price for these options is NOK 47.50, which was the stock market price when the options were allocated.

As at 31st December 2002, the 20 largest shareholders of Norman ASA were as follows:

	% share
Ferd Invest	9.4
John Arthur Olafsen	8.3
AS Hauan	6.9
Euroclear Bank SA - client account	5.4
Tine Pensjonskasse	4.4
Skandinaviska Enskilda Banken – client account	3.7
Horisonten AS	3.6
Vikerud Verdi AS	3.2
Martin Verdi AS	2.7
Delphi Norge	2.5
Aksjefondet Gambak	2.4
Norske Shell Pensjonskasse	2.0
DnB 20	1.8
R. Ulstein Loen AS	1.6
Braganza Asset Management AS	1.4
Terra Vekst	1.4
JP Morgan Chase Bank - client account	1.4
Merrill Lynch Pierce Fenner – client account	1.4
ABIF Norge	1.2
NHO's Arbeidsmiljofond	1.1
Total	**65.8**

Note 10: Long term bank loan

As at 31st December 2002, Norman ASA had an unused loan facility from Den norske Bank amounting to NOK 10 million. This facility expires on 30th June 2003 and is secured against the company's accounts receivables.

Note 11: Guarantees and mortgages

Please refer to note 12 to the group financial statements.

To the Annual Shareholders' Meeting of Norman ASA

We have audited the annual financial statements of Norman ASA as of 31 December 2002, showing a profit of NOK 36 512 000 for the parent company and a profit of NOK 32 619 000 for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway.

- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway

- the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations

Oslo, February 13, 2003

PRICEWATERHOUSECOOPERS

Rita Granlund
State Authorized Public Accountant (Norway)

Note: This translation from Norwegian has been prepared for information purposes only.

Norman share price development within 2002



Left hand axis: daily closing price, line

Right hand axis: daily volume traded (1000 shares), vertical bars

Number of shares and shareholders

The total number of shares as at 31st December 2002 were 10 584 538 shares with a par value of kr 2,- per share.
Number of shareholders (and % shareholding) per 31st December 2002:

- Norwegian: 1 790 (85%)
- International: 104 (15%)

The company's shares are listed on the Oslo Stock Exchange and are freely traded. Each share carries one vote at general meetings.

Financial calendar 2003

Presentation of 1st quarter 2003 results   Wednesday 9th April 2003
Presentation of 2nd quarter 2003 results   Thursday 10th July 2003
Presentation of 3rd quarter 2003 results   Friday 10th October 2003

Shareholder policy

Norman wishes to be seen as an attractive and competitive *long-term investment option and it therefore aims to achieve the* highest possible return over time, measured in terms of total dividend and price appreciation of the Norman share. Dividends paid will be a function of the company's current earnings and need for working capital and investment.

Norman considers it important to maintain a good dialogue with Norman shareholders and the market, with regard to the company's financial position and development. The company will see that all relevant information about the company is available to the whole market. Information will be disseminated to Norman shareholders and other players in the market simultaneously, and by the most effective means possible.

All price-sensitive information will be first notified to the Oslo Stock Exchange in accordance with Stock Exchange regulations via the Oslo Exchange's information system. That information will then be notified by electronic means to the financial market in general, and to persons subscribing to such information via Norman's web pages. *Norman endeavours to publish stock* market notices and press releases in Norwegian and English at the same time.

Every year, the company publishes an Annual Report and four interim reports in accordance with Stock Exchange and legal requirements.

The company endeavours to publish quarterly results information to the market as soon as possible and has therefore established accelerated financial reporting routines to achieve this aim. The company holds presentations to the press and the financial market as appropriate, as for example, when publishing profits or announcing other important items of news. The company also endeavours to answer questions from market players and other media as quickly as possible. In order to simplify communications, the company's management may be contacted via e-mail. Organisation details, e-mail contact addresses and historical financial *and other information about Norman are also available on its web pages under "investor relations" (www.norman.com).*

Board of directors

The members of the Board of Norman ASA are as follows:

Name	Age	Board member since	Experience
Svein Ramsay Goli	62	February 1998	Svein Ramsay Goli has extensive experience from the IT sector. He has been sales director of IBM Norway, and was responsible for building up Oracle's Norway office. For a period he was also responsible for Oracle Nordic. He is also chairman of the board of Tandberg Data ASA and Visma ASA.
Arne Dalslaaen	62	November 1998	Arne Dalslaaen has extensive experience from management positions in IBM Norway and Merkantildata ASA, where he was executive director responsible for Norway and Sweden. He has had his own consulting firm since 2000 and holds several board positions in companies in Norway and Sweden. He is chairman of the board of Omnia ASA and Adra Match ASA.
Øystein Moan	43	May 2000	Øystein Moan is the former founder and CEO of Cinet ASA and he has been CEO of Visma ASA since the fall of 1997. He holds several board positions
Carl Espen Wollebekk	41	May 2000	Carl Espen Wollebekk is CEO of O-Mass AS. He has amongst other positions been CFO/executive director of Merkantildata ASA, Comma Data Service AS and Norsk Data AS.
Carl Bretteville (employee representative)	37	February 2000	Carl Bretteville is employee representative on the Norman Board. He is a senior virus control developer.

The shareholder-elected board members were all re-elected to the board at the annual general meeting held on 25th April 2002 for a period of 2 years.

In January 2003, the board of directors established a board committee to oversee the selection, proposal and compensation of board members. This committee comprises Svein Ramsay Goli and Arne Dalslaaen. At the same time, a remuneration committee was established to oversee the compensation of the President & CEO of Norman ASA. This committee comprises Svein Ramsay Goli and Øystein Moan.

In 2002, the board members received fees for services to the board of NOK 415.000 divided between Svein Ramsay Goli (NOK 120.000), Arne Dalslaaen (NOK 135.000 – including fee related to Ibas AS), Øystein Moan (NOK 80.000) and Carl Espen Wollebekk (NOK 80.000). Board fees are calculated based on a fixed amount for the year plus an additional fee for each board meeting attended. In addition to board fees, board members received consulting fees of NOK 321.000 divided between Svein Ramsay Goli (NOK 208.000), Carl Espen Wollebekk (NOK 104.000) and Arne Dalslaaen (NOK 9.000).

The interests of the board members and executive management in Norman shares is set out in note 9 to the parent company financial statements, and the remuneration paid to board members and the President and CEO of Norman ASA is set out in note 2 to the parent company financial statements.

Annual general meeting

The annual general meeting will take place on 19th March 2003 at 10.00 at Hotel Continental in Oslo, Norway. The notice of general meeting will be sent to shareholders at the same time as the annual report and at least 10 working days before the planned date for the general meeting.

Shareholders who wish to attend the annual general meeting are asked notify the company hereof in advance by using the standard Attendance and Proxy form which is attached to the notice of general meeting. Shareholders may be represented by proxy, in which case a written proxy must be duly completed and dated.

Appendix 2

Powers of attorney granted to the board of directors by the annual general meeting

The powers of attorney that have been granted to the board of directors, and which are currently in force, are as follows:

General authority
- The Board of Directors is granted authority to increase the share capital by maximum NOK 2,000,000 in accordance with the Public Limited Companies Act Section 10-14.
- The Board of Directors may set aside the shareholders' preferential rights to subscribe for the new shares pursuant to the Public Limited Companies Act Section 10-4.
- The authority includes increases of the share capital against non-cash contributions and resolutions on mergers in accordance with the Public Limited Companies Act Section 13-5.
- If the company's share capital is changed through share splits, bonus issues or similar, the authority shall be amended accordingly, so that the total amount the share capital may be increased with, shall reflect the new share capital of the company.
- The Board may also use the authority if the company is in a take-over situation, cf. the Norwegian Stock Exchange Act section 5-15.
- The authority is valid for two years.

Incentive program
- The Board of Directors is granted authority to increase the share capital by maximum NOK 1,000,000 in accordance with the Public Limited Companies Act Section 10-14. The shares may be issued to the company's employees and/or representatives. Maximum 50,000 shares with a nominal value of NOK 2 may be issued to the company's board members.
- The Board of Directors may set aside the shareholders' preferential rights to subscribe for the new shares pursuant to the Public Limited Companies Act Section 10-4.
- If the company's share capital is changed through share splits, bonus issues or similar, the authority shall be amended accordingly, so that the total amount the share capital may be increased with, shall reflect the new share capital of the company.
- The Board may also use the authority if the company is in a take-over situation, cf the Norwegian Stock Exchange Act section 5-15.
- The authority is valid for two years.

For details of the option programs in force as at 31st December 2002, please refer to note 9 to the parent company financial statements.

Authority to purchase Norman-shares
- The Board of Directors is granted authority to purchase Norman-shares on behalf of the company with a total nominal value of NOK 2,100,000, which is equal to just below 10 % of the issued share capital after the reduction of the company's share capital.
- The purchase price may be maximum NOK 500 per share and minimum NOK 10 per share.
- Acquisition and transfer of Norman-shares may be done in the way found appropriate by the Board, however not by way of subscription.
- The authority applies for 18 months
- If Norman-shares are sold, the authority includes the right to purchase new Norman- shares as a substitute for the sold shares, provided that the total holding of shares do not exceed the limit of 10 %.

As at 31st December 2002, Norman ASA held 70 000 own shares.

NORMAN

Norway
Norman ASA
Strandvn. 37
P.O. Box 43
1324 Lysaker
Phone: +47-67 10 97 00
norman@norman.no
www.norman.com/no
Co. reg. number: 635 925 072

Denmark
Norman Data Defense Systems A/S
Blangstedgårdsvej 1
5220 Odense SØ
Phone: +45-63 11 05 08
info@normandk.com
www.norman.no/dk

Sweden
Norman Data Defense Systems AB
P.O.Box 5044
SE-194 05 Uppland Vasby
Visiting address: Birger Jarlsgt 27
Phone: +46-8 988 660
sales.se@norman.no
www.norman.com/se

U K
Norman Data Defense Systems UK Ltd
Lawn Farm, Oakhill Road
Woodhill, Milton Keynes MK5 6AH,UK
Phone: +44-1908 520900
norman@normanuk.com
www.normanuk.com

Germany
Norman Data Defense Systems GmbH
Kieler Str 15
42697 Solingen
Germany
Phone: +49-212 267 180
norman@norman.de
www.norman.de

Switzerland
Norman Data Defense Systems AG
Postfach
4015 Basel
Switzerland
Phone: +41-61 487 2500
norman@norman.ch
www.norman.ch

the Netherlands
Norman / SHARK BV
Postbus 159
2130 AD Hoofddorp
The Netherlands
Phone: +31-23 563 39 60
info@norman.nl
www.norman.nl

USA
Norman Data Defense Systems Inc
9302 Lee Highway, Suite 950A
Fairfax, VA 22031, USA
Phone +1-703 267 6109
norman@norman.com
www.norman.com

IBAS

Norway
Ibas AS
P. O. Box 1250
Arkoveien 14
2206 Kongsvinger
Phone +47-62 81 01 00
recovery@ibas.no
www.ibas.no

Denmark
Ibas Danmark ApS
Nordre Strandvej 119
3150 Hellebæk
Phone: +45-70 22 34 00
recovery@ibas.dk
www.ibas.dk

Sweden
Ibas Laboratories AB
Drottninggatan 7
753 10 Uppsala
Phone: +46-18 10 44 40
recovery@ibas.se
www.ibas.se

U K
Ibas UK Limited
Regus House
Victory Way
Crossways
Dartford, Kent DA2 6QD
Phone +44-1322 303064
data.recovery@ibasuk.com
www.ibasuk.com

Germany
Ibas Deutschland GmbH
Albert-Einstein-Ring 8
22761 Hamburg
Helpline +49-800-4227 112
Phone. +49-40 89 06 17 0
ibas@datenrettung.de
www.datenrettung.de

Finland
Norman Ibas Oy
Läkkisepäntie 11
00620 Helsinki
Phone +358-9 2727 210
norman@norman-ibas.fi
www.norman-ibas.fi

Singapore
Ibas Singapore Pte Ltd
7500A Beach Road #16-301
The Plaza
Singapore 199591
Phone. +65-62965131
recovery@ibas.com.sg
www.ibas.com.sg

France
Ibas France SAS
39 rue de Montlhéry, Silic 113
F-94513
Rungis Cedex
Phone. +33-56 30 36 20
ibas@ibas.fr
www.ibas.fr


NORMAN

Appendix 2

NORMAN ASA FINANCIAL STATEMENTS

Appendix 2

SUMMARY OF THE BUSINESS

Norman ASA is one of the leading companies in the field of data security and develops and sells virus control, personal firewall, anti-spam and encryption products. Norman's wholly owned subsidiary, Ibas, develops and sells data recovery, secure data erasure and computer forensic services. Norman's head office is located at Lysaker, outside Oslo, Norway.

Norman has two main business segments:

- **finding and removing threats connected to virus attacks and other malware (the virus control business unit)**
- **recovering information that has been lost as a result of damage to the IT infrastructure (the Ibas business unit)**

After a very strong share price performance in 2002, the share price increased by about 25% in 2003. The share price development should be seen in connection with the strong price performance in 2002 after the completion of the restructuring process.

NORMAN GROUP

Summary of the financial statements

Norman ASA had net revenues of MNOK 260 in 2003 compared with MNOK 245 in 2002, an increase of 6%. The virus control business unit had net revenues of MNOK 184 and an organic revenue growth of 11%, while the Ibas business unit had net revenues of MNOK 76 and an organic decline in revenues of 4%.

The operating profit before depreciation and amortisation (EBITDA) for the group was MNOK 48 (2002: MNOK 50), giving an EBITDA margin of 19% (21%). This is considered to be good in a year which has been difficult for many companies in the IT industry. The board nevertheless sees that there is room for increased margins.

The virus control business unit had an EBITDA margin of 21% (23%). The reduction in EBITDA is mainly due to both increased staffing and to increased sales and marketing activities. The Ibas business unit had an EBITDA margin of 13% (16%). The reduction in the EBITDA margin is mainly the result of lower than expected revenues.

The operating profit for 2003 was MNOK 38 (MNOK 38) and the post-tax profit was MNOK 39 (MNOK 33). The earnings per share increased from NOK 3.08 in 2002 to NOK 3.65 in 2003.

The company had a positive cash flow from operations in 2003 of MNOK 51 (MNOK 51), which is close to the actual EBITDA result.

At the end of 2003, the Norman Group had total assets of MNOK 184 (MNOK 157). Net cash balances amounted to MNOK 105 (MNOK 78).

Accounts receivables amounted to MNOK 29 as at 31st December 2003 (MNOK 24). The average number of days outstanding is 33 days. Management has a tight control over outstanding receivables and considers the existing receivable reserves to be adequate.

Proposed disposition of the profit for the year

The profit for the year in Norman ASA, the parent company, was MNOK 42 (MNOK 37). The board proposes that the profit is transferred to other equity and that a dividend is paid of NOK 2.50 per share (NOK 1.50). The available equity in Norman ASA as at 31st December 2003 was MNOK 73 (MNOK 61) after the proposed dividend.

There are no material post balance sheet events that have an impact on the financial position of the company.

Going concern

The financial statements have been prepared under the going concern principle. The profit expectation for 2004 as well as the group's healthy equity and liquidity position has been used as a basis for this assessment.

VIRUS CONTROL BUSINESS UNIT

The virus control business unit comprises 144 employees in Norway, Sweden, Denmark, England, the Netherlands, Belgium, Switzerland, Germany and USA. The company has customers within both the consumer and corporate segment/public sector, though it is the latter which contributes the majority of income to the business.

The virus control business increased net revenues in 2003 by 11% to MNOK 184. This growth was exclusively organic. The EBITDA margin was 21% and the EBIT was MNOK 33 for the business unit.
All of the subsidiaries had revenue growth in 2003, with the exception of Norman Data Defense Systems Inc. in the US.

Market developments

The market for Norman's products and services has been, and is in growth. The market in the second half-year was better than in the first half-year, which is probably due to the increased attention surrounding the attacks from viruses and other malware. Recognised IT-research companies estimate that growth in the European market has been about 10%, and expect that this growth rate will continue in the coming years.

Virus threats in 2003

Attacks from viruses and other malware have been more extensive in 2003 than in any other previous year. In particular the proliferation rate and damage caused by, for example, Bugbear, Swen, Blaster and Sobig, shows that the vulnerability of organisations and individuals continues to be high. Sobig caused major problems for the majority of users because of the large amount of email traffic that was generated. This resulted in many mail-servers becoming overloaded and unavailable. Norman received a large amount of media attention in connection with these attacks.

Product development

Norman is *continually releasing new versions of its* products. Three new versions of the main product, Norman Virus Control, were released in 2003. New versions of these products are distributed over the Internet using the same technology that is used to update customers several times a week.

In 2003, Norman released the new Norman Gateway Protection product family, which among other things includes the technology and products for stopping spam-mails.

The development of Norman's patent-applied, Norman SandBox Technology, continues. During the course of 2003 this technology gained increasing attention from partners, customers and the media. Norman SandBox Technology is currently one of the leading technologies for a proactive defense against viruses, and is one of the reasons why Microsoft, among others, has decided to use Norman Virus Control to ensure that all the software that it releases is free from computer viruses.

Partners and customers
In 2003 Norman signed several agreements with larger suppliers to the consumer market. This includes an agreement with the Sparebank 1 Group in Norway for the delivery of Norman Internet Control to all its 375 000 internet banking customers. In 2003, Norman also signed several agreements with Internet service providers (ISPs) wishing to secure access to the Internet for their customers. Telenor, NextGenTel and EUnet in Norway, Telecom9 in France, Bluewin in Switzerland and TDC in Denmark are now some of the ISPs that also offer Norman products to their customers. The company is also positioning itself within the increasing market for security solutions based on the Linux operating platform.

In 2003 Norman undertook a customer satisfaction survey in each market where it has a subsidiary. The survey showed that customers are very satisfied with the technology that is used for automatic updates and the ability of the products to detect viruses. This survey has been used both to highlight organisational actions as well as to provide a basis for changes that are being planned for the products.

The company's products have been subject to a number of tests in 2003 and have, among others, received three "100% awards" from Virus Bulletin, an independent organization with a reputation for reliability and competence.

IBAS BUSINESS UNIT
Ibas had a less satisfactory development in the first half-year 2003, though the development in the second half-year was more positive. Net revenues were MNOK 76, which was 4% less than in 2002. The EBITDA margin in 2003 was 13% compared to 16% in 2002. In the second half-year, the EBITDA margin was 17% as compared to 8% in the first half-year. The improvement in this margin was due to the cost control actions that were taken combined with an improved market in the second half year.

Ibas had 76 employees at the end of 2003.

Market development
The market for Ibas's products and services was weaker than expected in 2003, though it improved in the third and fourth quarters. With new products and services and the extension of its distribution channel, it is expected that Ibas will have a positive development in 2004.

New CEO
Bjørn Arne Skogstad (42 years old) commenced as the new CEO of Ibas AS on 1st September. Skogstad has many years of experience from the IT industry and previously had executive positions in the Nordic region for Xerox and Tektronix.

Establishment of a new subsidiary
Ibas established a subsidiary in Poland in the fourth quarter. Poland is undergoing a rapid economic and technological change and an early positioning with local production capacity is important for Ibas. Poland has lower costs, and the new laboratory will therefore be able to process cases that Ibas would not otherwise have been able to process at its other facilities. The company will also be well positioned to handle data recovery cases in the Baltic States, Hungary, the Czech Republic and Slovakia.

The company will continue to evaluate other new locations in 2004, mainly in Europe.

Partners
During 2003, Ibas entered into partnerships with several larger players in the market. Hewlett Packard (HP) in Norway will make Ibas's secure eraser products available to all customers, and together, HP and Ibas have developed "Server Eraser" so that customers themselves can carry out a simple and quick erasure of the SCSI-disks linked to a RAID-controller.

Ibas and Tandberg Data have signed a global agreement under which Ibas's data recovery service will form part of a value-added service to Tandberg Data's customers worldwide. Tandberg Data will actively market Ibas's services on all storage media that it sells, and its customers will have first priority in the event of data loss. This service will be offered annually in connection with about 200 000 storage units.

As a vendor to the Land Information Assurance Group, a special unit within the British Army, Ibas's technology was

used both during and after the conflict in Iraq. The product, which has been developed by Ibas, gives the Army an all-in-one solution in the field and makes it possible for them to analyse and secure legally acceptable data for use in cases relating to potential war crimes in Iraq.

OTHER GROUP MATTERS

Working environment
The working environment is considered to be good. Despite a relatively low level of risk within Norman's working environment, the company prioritises activities within health, environment and security. Norman has its own protection officer and a working environment committee has been established. During 2003, the registered leave of absence through sickness at the parent company, Normans ASA, was 4.6% (4.6%). No accidents or injuries occurred during the year.

A report from the Asker & Bærum Company Health Service Provider, included the following comment after a health check offered to all employees in 2003: "The working environment survey shows that the employees enjoy working in the company and are satisfied with the work that they do. The relationship between co-workers and with their managers continues to be good."

At the end of 2003, the Norman Group had 220 employees (212). As one of Norway's leading companies within the development and sale of IT expertise, the group's employees are its most important resource.

Impact on the external environment
The group's activities do not result in any environmentally harmful effects or pollution above what is considered normal for companies with international activities within the IT industry.

Equal opportunities
At the end of 2003, Norman ASA, the parent company, had 68 employees of which 17% were women. Women are represented in most of the departments within the company, and the balance between men and women in these different departments will continue to be monitored.

Norman has a policy that includes the principle of equal salary for equal work. This implies that men and women will have the same salary in the same position, all other factors being equal.

Women are represented to a greater degree than men both in terms of leave of absence and time off for illness.

Norman ASA will endeavour to balance the ratio between men and women within the management and organization.

The board of directors will propose the establishment of an election committee in order to propose candidates to the annual shareholders meeting which is the ultimate decision-making body of the company.

Based on the current situation, the board of directors of Norman ASA is of the opinion that further measures to promote equal opportunities in Norman ASA are not necessary.

Corporate governance
In order to succeed, every company is dependent on the good relations with its interested parties. For Norman, this is also a decisive success factor. A good reputation and a good economic development are fundamental if trust is to be established and maintained with important target groups such as customers, investors, employees, suppliers, partners and public authorities. This requires that the company is managed using effective control and steering mechanisms. Open and honest communications and the equal treatment of company shareholders are also important factors in increasing shareholder value and achieving the trust of investors.

Independence and neutrality
Norman emphasizes independence and neutrality in all matters between the board, the management and the owners. The principles of independence, neutrality and normal business practice also apply in respect of dealing with other interested parties such as customers, suppliers, banks and other business relations.

Appendix 2

Equal treatment of shareholders and liquidity of shares

Norman has the aim of ensuring that all shareholders have the same rights. Norman has one class of shares, and each share qualifies for one vote at the shareholders meeting. All shares are publicly traded and there are no barriers in the takeover situation. All of Norman's shareholders are entitled to the same dividend payments, and have equal rights in the event of share capital increases.

The company also has the aim of equal treatment for shareholders when it comes to price-sensitive information. Norman is listed on the Oslo Stock Exchange and is therefore obliged to follow all relevant information requirements. The company publishes all price sensitive information to the stock market through its information system and also on the company's web site at www.norman.com.

Company equity and financing

Norman will endeavour to finance its activities using its own equity, and has no interest-bearing debt. During the course of the year, Norman ASA has improved its financial position and the equity ratio is now 67% in the parent company and 47% in the Group. Norman will at all times ensure that it has a strong balance sheet with a sufficiently high equity coverage.

Dividend

Norman has the aim of paying a dividend each year. In evaluating the size of the dividend, the board will consider the dividend capacity of the company, the requirements of maintaining a responsible level of equity and the need for sufficient financial resources for future growth.

Shareholder meetings

The company's shareholder meetings are open for all shareholders, and all shares have the same voting rights. All shareholders can be represented either in person or through a power of attorney. It is not possible to participate and/or vote though the Internet. There are no ownership limitations and no known shareholder agreements. The notice of shareholder meeting will be sent out with 14 days prior notice, in accordance with the law.

Matters relating to the board of directors

Norman has the aim of ensuring a balanced composition of the board that takes account of individual competence, experience and relevant background. It is also desirable that the structure of the board of directors mirrors both the ownership of the company as well as the need for neutral, independent representation without specific shareholder affiliation. The company management is not represented on the board and none of the shareholder-elected board members have previously been employees of the company. There are no personal relationships either to the chief executive officer or to other key employees. There are no performance-based fees to the board, and the board members have only limited participation in option programmes.

Remuneration to the board members is at a sufficiently competitive level in order to ensure the desired composition of the board. The board comprises four shareholder-elected members, who are elected on a two-yearly basis by the shareholders meeting, and two representatives from the employees.

Remuneration to key employees

Norman wants to be an attractive place of employment. To do so, the company has to attract key employees with relevant experience and keep them, and to this extent the company must endeavour to adapt its system of compensation so as to be competitive in the marketplace at all times. Managers and other key employees have competitive salary packages, and these also include variable salary agreements that are based on performance against profit and revenue targets. Company management and key employees also have option agreements that in total account for about 3% of the total number of shares. These option agreements are not considered to be of a magnitude that will influence the ability of management to think long-term. At the same time, the board of directors are of the opinion that it is an advantage that management has the same interests as the shareholders in increasing shareholder value.

Details of remuneration to management and the board of directors is described in the notes to the financial statements.

The work of the board of directors

The board of directors receives each week a sales report for the whole business, and in addition receives each month a complete set of financial statements together with a management report describing the development of the business for the previous month. In extended board meetings that take place once a year, the company strategy is presented to the board and discussed.

Policy for financial information

The company endeavours to give accurate and sufficiently extensive information each quarter and publish this information as quickly as possible. The company has ceased to give concrete guidance on future revenue and results. The very early reporting of results reduces the possibility for leakage and contributes to the equal treatment of shareholders.

The company does not have other employees with dedicated responsibility for Investor Relations (IR) or other forms of communications. Responsibility for IR and price-sensitive information rests with the company's chief executive officer (CEO) and chief financial officer (CFO). In meetings with shareholders, analysts and others, special emphasis is given to not discussing issues that are considered to be price-sensitive.

During 2003 the company was nominated as one of the three best small cap companies in Norway for its IR work and was awarded the "highly recommended" recognition from IR Magazine.

Auditors

Norman uses the same firm of auditors in the parent company and all subsidiaries of significance. The auditors are also used as advisors for financial due diligence in connection with the acquisition of new businesses and in connection with the preparation of tax returns and tax advice generally. The auditors are not used as advisors for strategic issues or in connection with operational tasks for the company. Only the CFO and CEO are able to approve non-audit related assignments.

The auditors participate in the board meeting that approves the financial statements, and in the same meeting will give its opinions as to the company's accounting principles, risk areas, internal controls and accounting routines.

The audit fees are approved at the annual general meeting and are described in the notes to the financial statements.

PROSPECTS FOR 2004

Norman operates within the global market for IT security, a market that is considered to be a growth sector within IT.

In 2004 Norman will work to extend its market presence by entering into strategic alliances and expanding its distribution network. The market for Norman's products and services is still good and the company expects good profitability and a positive cash flow in 2004.

Lysaker, 30th January 2004

Svein Ramsay Goli
Chairman of the board

Arne Dalslaaen

Oystein Moan

Carl Espen Wollebekk

Per Olav Forland
Employee representative

Carl Brettaville
Employee representative

Henning Hansen
President & CEO

Appendix 2

Appendix 2

NORMAN ASA — GROUP INCOME STATEMENT

(Figures in NOK 000)	Notes	2003	2002	2001
Net revenues	1	**259.718**	**245.252**	**201.408**
Operating expenses				
Cost of materials		18.400	15.652	13.855
Personnel costs	2	132.653	120.506	101.106
Other operating costs	4	57.806	56.089	55.245
Loss on receivables		2.433	2.605	910
		211.292	**194.852**	**171.116**
EBITDA (earnings before interest, tax, depreciation & amortisation)	1	**+48.426**	**+50.400**	**+30.292**
Depreciation and amortisation	5, 6, 7	10.243	12.016	10.860
Operating result	1	**+38.183**	**+38.384**	**+19.432**
Interest income		2.296	1.978	1.486
Other net financial income/(expenses)		1.082	-3.113	-1.937
Result before tax for discontinuing activities		-	-	-72.156
Result before tax		**+41.561**	**+37.249**	**-53.175**
Tax charge/(credit)	9	2.079	3.542	-1.775
Minority interest		882	1.088	757
Result for the year		**+38.600**	**+32.619**	**-52.157**
Earnings per share - basic	11	**+kr 3.65**	**+kr 3.08**	**- kr 4.96**
Earnings per share - diluted	11	**+kr 3.64**	**+kr 3.08**	**- kr 4.96**
Allocations:				
Dividend		**+25.961**	**+15.877**	**-**
Other equity		**+12.639**	**+16.742**	**-52.157**
		+38.600	**+32.619**	**-52.157**

NORMAN ASA — GROUP BALANCE SHEET

(Figures in NOK 000)	Notes	2003	2002
Long term assets			
Intangible assets	5	2.510	1.701
Goodwill	6	9.361	13.198
Tangible fixed assets	7	10.868	13.027
Deferred tax asset	9	17.258	17.258
		39.997	**45.184**
Current assets			
Inventory		2.767	2.043
Accounts receivable		29.199	23.785
Other short term receivables		6.554	7.453
Cash		105.391	78.148
		143.911	**111.429**
Total assets		**183.908**	**156.613**
Equity			
Share capital	10	21.169	21.169
Less: own shares	10	-400	-140
Share premium reserve	10	-	2.300
Other paid in capital	10	662	662
Other equity	10	60.992	49.678
Minority interest	10	4.272	3.358
		86.695	**77.027**
Long term liabilities			
Pension liabilities	3	2.749	1.641
Other long term liabilities		1.158	1.457
Deferred income - long term		6.166	3.152
Deferred tax liability	9	70	85
		10.143	**6.335**
Current liabilities			
Bank overdraft		-	29
Accounts payable		9.154	9.184
Taxes payable		2.492	3.009
Payroll tax, VAT, social tax etc		13.738	13.160
Deferred income - current		12.763	9.868
Dividend payable		25.961	15.877
Other current liabilities		22.962	21.148
Restructuring reserve		-	976
		87.070	**73.251**
Total equity & liabilities		**183.908**	**156.613**

Lysaker, 30th January 2004

Svein Ramsay Goli, Chairman of the board — Arne Dalslaaen — Øystein Moan

Carl Espen Wollebekk — Per Olav Forland, Employee representative — Carl Brettevillo, Employee representative — Henning Hansen, President & CEO

Figures in NOK 000)	2003	2002
Cashflow from operating activities		
Result before tax	**+41.861**	**+37.249**
Restructuring costs (net of payments)	-976	-4.753
Depreciation & amortisation	10.243	12.016
Loss on receivables	2.433	2.605
Loss/(profit) on sale of fixed assets	46	-236
Payment of tax	-2.877	-1.089
Changes in assets & liabilities (net of the purchase of companies)		
Accounts receivable	-7.903	-2.720
Inventory	-725	-1.263
Other operating assets/liabilities	9.262	6.386
Accounts payable	-30	2.347
Net cashflow from operating activities	**+51.034**	**+50.542**
Cashflow from investing activities		
Payments for purchase of long term assets	-4.938	-6.975
Receipts from sale of long term assets	4	473
Payments for shares in subsidiaries (net of cash acquired)	-276	-2.772
Net cashflow from investing activities	**-5.210**	**-9.274**
Cashflow from financing activities		
Payment of dividend	-15.877	-
Receipts from share issue after expenses	-	277
Payments for purchase of own shares	-6.297	-2.357
Reduction in bank overdraft & loans	-29	-2.114
Net cashflow from financing activities	**-22.203**	**-4.194**
Effect of foreign exchange rate changes	**3.622**	**-2.027**
Net changes in cash & cash equivalents	**+27.243**	**35.047**
Cash & cash equivalents as at 1.01	**78.148**	**43.101**
Cash & cash equivalents as at 31.12	**105.391**	**78.148**
Cash & cash equivalents as at 31.12 include restricted cash balances of:	**2.820**	**3.033**

General
The financial statements for Norman ASA have been prepared in accordance with the 1998 Norwegian Accounting Law and generally accepted accounting principles in Norway.

Consolidation principles
The group financial statements include the parent company, Norman ASA, and those companies in which Norman ASA has direct or indirect dominating corporate influence. These subsidiary companies are listed in note 8 to the group financial statements.

All subsidiaries are consolidated on a 100% basis. Shares in subsidiaries are eliminated in accordance with the purchase method, where the purchase price of the shares shown by the parent company is eliminated against the equity in the subsidiary at the time of acquisition/establishment. Any excess of the purchase price over the book value of net assets acquired is analysed and accounted for by increasing the carrying value of the identifiable assets to their fair value with any remaining amount shown as goodwill. While the increase in the carrying value of any tangible or intangible assets is grossed up by the net present value of deferred tax thereon, goodwill is accounted for on a net basis and amortised on a straight line basis over the periods estimated to be benefited. The recorded goodwill value is written down if the actual value is deemed to be lower and the decline in valuation is considered to be permanent.

Where there are minority interests, these are shown as a separate item in the balance sheet under equity. The minority interests' share of the result for the year is shown separately in the income statement. All items above the minority interests line in the income statement, and as part of total assets or total liabilities in the balance sheet, include the minority interests' share of these items.

When preparing the group financial statements, intergroup transactions and balances are eliminated. In addition, the income statements of foreign subsidiaries are converted to NOK at an average rate for the year, while assets and liabilities are converted at the exchange rate at the balance sheet date. Differences on conversion are recorded directly against equity.

Accounting for discontinued activities
Discontinuing activities are shown in the consolidated income statement using the "one-line" method, but are not classified separately in either the consolidated balance sheet or cashflow statement, or the financial statements of the parent company.

Affiliated companies
Investments in companies where the group has an ownership share of 20% to 50% and exercises significant influence are considered to be affiliated companies. Accounting for affiliated companies is based on the equity method in the group accounts.

The group's share of the result after tax, adjusted for dividends received and goodwill amortisation, is added to/subtracted from the cost of investment.

Classification and valuation policies for assets and liabilities
Current assets are assets relating to operations that are expected to be converted into cash, sold, or consumed either in one year or in the operating cycle, whichever is longer. Current assets include all assets not determined as being for permanent ownership or use. All other assets are long term assets. Current assets are valued at the original cost or net market value, whichever is the lower. Liabilities have been classified by using equivalent criteria.

Foreign currency transactions
Foreign currency receivables and liabilities are converted using the exchange rate in effect at the balance sheet date. Realised and unrealised gains/losses are included in the income statement under financial items.

Appendix 2

Fixed assets

In the balance sheet, fixed assets are recorded at the original cost, less accumulated depreciation. Improvements or extensions are capitalised, whilst repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight line basis, based on the economic lifespan of the different business assets. For the company's business assets, the depreciation life varies from 3 to 5 years.

Investment in subsidiaries and affiliates

These are accounted for at their cost of investment in the parent company accounts, or are written down if the fair value is deemed to be lower and the decline in valuation is considered to be permanent.

Inventory

Inventory is valued at the original cost or net market value, whichever is the lower, in accordance with the FIFO principle. The original cost will normally be the amount invoiced for goods and materials purchased.

Accounting for revenue

Revenue from product licenses is normally recorded as revenue when the software has been delivered, when outstanding obligations to the customer are negligible, and when it is probable that payment from the customer will take place. Income is accrued for product updates and for client support over the duration of the service contract.

Income from license contracts which contain a period of free maintenance is split into the product and service elements of the contract, based on an estimation performed by the management to equalise the margin contribution for each element.

Research & development and intangible assets

Research & development costs are expensed as incurred.

In connection with its purchase of product rights and the development of other intangible assets, Norman capitalises these assets if they can be separately identified and if it is likely that they will generate future economic benefits for the company. These assets are amortised over a period, which, *in the opinion of management*, reflects the return on investment taking into account the estimated lifetime of the products and their underlying technology.

Pension costs

Pension costs and liabilities relating to defined benefit programs are accounted for on the basis of a linear accumulation of pension rights over the vesting period. Pension contributions to defined contribution programs are expensed as incurred.

Accounting for share option schemes

If the strike price of share options granted is lower than the market value of the shares on the date on which the share options are granted, then the value of the share option benefit will be expensed over the vesting period.

Future social taxes payable by the company on the benefit to the individual arising when the share options are exercised are estimated and provided for over the period leading up to the exercise date.

Allowance for doubtful accounts

Individual provisions are made for receivables which are considered to be doubtful.

Income taxes

The income tax expense is accounted for as it is incurred and includes both current taxes and movements in deferred taxes. Deferred taxes are calculated on the basis of net temporary differences between the accounting and the tax values of assets and liabilities, as well as tax losses carried forward. Tax-reducing temporary differences and tax losses carried forward are set off against tax-increasing temporary differences that reverse within the same time periods, and net deferred tax assets are accounted for to the extent that the Group will be able to realise this benefit through future taxable earnings.

Note 1: Segment analysis

The geographical split of net revenue between the virus control and the Ibas business units is as follows:

Figures in NOK 000	2003	%	2002	%	2001	%
Virus control business unit:						
Norway	71.297	39%	67.589	41%	62.906	46%
Other Europe	102.178	55%	84.513	51%	59.413	44%
North America and Asia/Pacific	10.509	6%	14.282	8%	13.838	10%
	183.984	**100%**	**166.384**	**100%**	**136.157**	**100%**
Ibas business unit:						
Norway	19.220	25%	17.318	22%	16.221	25%
Other Europe	53.913	71%	59.492	75%	48.587	74%
Asia/Pacific	2.601	4%	2.058	3%	443	1%
	75.734	**100%**	**78.868**	**100%**	**65.251**	**100%**
Total net revenues	**259.718**		**245.252**		**201.408**	

An analysis of the net revenues, operating costs by function, and the operating result for the virus control and the Ibas business units is set out below.

Figures in NOK 000	2003 Virus Control	2002 Virus Control	2001 Virus Control	2003 Ibas	2002 Ibas	2001 Ibas
Net revenue	**183.984**	**166.384**	**136.157**	**75.734**	**78.868**	**65.251**
Net revenues - % growth from previous year	**+11%**	**+22%**	**+9%**	**-4%**	**+21%**	**+30%**
Cost of materials	13.122	9.264	8.804	5.278	6.388	5.051
Ibas production costs	-	-	-	28.708	23.245	15.143
R&D costs	26.483	27.107	25.141	2.116	2.096	974
Sales costs	82.362	68.923	64.001	15.950	19.375	19.096
Marketing costs	7.813	6.203	6.757	4.592	6.783	4.251
G&A costs	13.974	14.912	10.820	8.461	7.951	10.168
Loss on receivables	1.890	2.310	646	543	295	264
	145.644	**128.718**	**116.169**	**65.648**	**66.133**	**54.947**
EBITDA	**+38.340**	**+37.666**	**+19.988**	**+10.086**	**+12.735**	**+10.304**
EBITDA margin	**+21%**	**+23%**	**+15%**	**+13%**	**+16%**	**+16%**
Depreciation/amortisation	5.389	7.145	6.544	4.854	4.871	4.316
Operating profit	**+32.951**	**+30.520**	**+13.444**	**+5.232**	**+7.864**	**+5.988**

Appendix 2

Note 2: Personnel costs, number of employees, remuneration

(Figures in NOK 000)	2003	2002	2001
Salary costs	110.443	100.519	84.399
Social security costs	15.840	13.659	11.368
Pension costs	4.185	4.115	2.227
Other personnel costs	2.185	2.213	3.112
Total	**132.653**	**120.506**	**101.106**
Average number of employees	216	198	176

Fees paid to auditors can be summarised as follows:

(Figures in NOK 000)	2003	2002	2001
Fees for audit services	801	779	698
Fees for other services	399	253	1.331

For details of the remuneration to the board of directors and executive management of Norman ASA, please refer to note 2 to the parent company financial statements.

Note 3: Pension commitments

There are two types of pension scheme in operation within the Norman Group. The employees of Ibas AS, Norway and selected employees of SHARK BV, Netherlands are members of defined benefit pension schemes, which are funded. These funded pension schemes are collective pension agreements with life insurance companies in Norway and The Netherlands. These defined benefit pension schemes involve 46 persons (2002: 41 persons).

The employees of Norman ASA, Norway, Norman Data Defense Systems Inc, USA, Norman Data Defense Systems (UK) Ltd and certain employees of SHARK BV, Netherlands, and Norman Data Defense Systems AS, Denmark, are members of defined contribution pension schemes where contributions made by the company to life insurance companies vary but comprise a certain percentage of salary. These defined contribution pension schemes involve 84 persons (2002: 81 persons).

The calculation of pension costs and liabilities relating to the defined benefit pension schemes described above, is based on the following assumptions:

	2003	2002
Expected return on pension assets	7%	7%
Interest rate	6%	6%
Annual rate of salary increase	4%	4%
Annual regulation of pensions	3.5%	3.5%
Annual regulation of the social security base amount	3.5%	3.5%

Set out below is a reconciliation of the calculated pension assets and liabilities to the pension liability recorded in the group balance sheet and relating to the defined benefit pension schemes described above:

(Figures in NOK 000)	2003	2002
Calculated pension liabilities	10.191	7.381
Market value of pension assets	4.871	4.338
	5.320	3.043
Unrecognised implementation adjustment	790	75
Unrecognised gain/loss	1.781	1.327
Net pension liabilities	**2.749**	**1.641**

Note 3: Pension commitments - continued

Set out below is a specification of the calculated net pension cost in the group income statement:

(Figures in NOK 000)	2003	2002	2001
Defined benefit pension schemes:			
Pension service cost	2.240	2.351	1.838
Interest cost	502	365	300
Expected return on pension assets	-299	-257	-217
Amortisation	132	84	73
Net pension cost	2.575	2.543	1.994
Defined contribution pension schemes:			
Pension contributions	1.610	1.572	233
Net pension cost	**4.185**	**4.115**	**2.227**

Note 4: Other operating costs

Other operating costs may be analysed as follows:

(Figures in NOK 000)	2003	2002	2001
Cost of office premises	12.775	10.876	14.053
Marketing costs	12.405	12.986	9.592
Travel expenses	9.008	9.326	7.611
Professional and consulting fees	5.411	5.734	9.096
Cost of equipment	4.855	5.522	5.280
Training, courses, conferences	1.721	1.715	1.053
Office supplies and other	11.631	9.930	8.560
Total	**57.806**	**56.089**	**55.245**

Note 5: Intangible assets

The group had R&D expenses of NOK 28.6 million in 2003 (2002: NOK 29.2 million; 2001: NOK 26.1 million). Management expects that the future annual income to be generated by products and services arising from these R&D activities will exceed the amount of on-going R&D expenses incurred. For more details of the R&D activities undertaken in the group during the year, reference should be made to the board of directors report.

(Figures in NOK 000)	Technology rights	Other intangible products	Trade-marks	Total
Acquisition cost as at 1.1.03	2.051	-	623	2.674
Additions	178	1.189	-	1.367
Acquisition cost as at 31.12.03	2.229	1.189	623	4.041
Accumulated amortisation as at 31.12.03	832	102	597	1.531
Net book value as at 31.12.03	**1.397**	**1.087**	**26**	**2.510**
Amortisation	423	102	33	558
Useful economic life	5 years	3 years	5 years	
Amortisation plan	Linear	Linear	Linear	

Appendix 2

Note 6: Goodwill

The following changes in composition of the Norman Group took place during 2003:

On 19th November 2003, Ibas AS acquired 60% of Ibas Polska sp. z o.o., a newly established company in Lodz, Poland. Acquisition costs of NOK 0.3 million were capitalized as part of this transaction, and the resulting goodwill of NOK 0.3 million will be fully amortised during 2004. At any time after 19th November 2006, Ibas AS shall have the right to acquire the remaining 40% of the shares in Ibas Polska sp. z o.o., at a purchase price to be determined on the basis of an earn-out agreement.

Goodwill is recorded in the group financial statements in connection with the purchase of the following companies:

(Figures in NOK 000)

	Ibas AS	Ibas AS -subsidiary companies	SHARK BV	NDDS AG	Total
Acquisition cost as at 1.1.02	16.058	3.844	21.300	3.543	44.745
Additions	-	277	-	-	277
Acquisition cost as at 31.12.02	16.058	4.121	21.300	3.543	45.022
Accumulated amortisation as at 31.12.02	11.605	1.185	19.833	3.038	35.661
Net book value as at 31.12.02	**4.453**	**2.936**	**1.467**	**505**	**9.361**
Amortisation	1.606	528	1.472	507	4.113
Useful economic life	10 years	7 years	7 years	7 years	
Amortisation plan	Linear	Linear	Linear	Linear	

Ibas AS develops and sells data recovery, data forensics and secure eraser services. Norman ASA acquired a majority share in the company in 1995 and a goodwill amortisation period of 10 years has consistently been applied to the acquisition of additional shares. Ibas AS has consistently generated profits and in the opinion of management, the amortisation period of 10 years is appropriate to reflect the return on investment for the business acquired. The subsidiaries of Ibas AS are data recovery and secure eraser distribution and sales companies. In the opinion of management, the amortisation periods of 7 years are appropriate to reflect the return on investment for the businesses acquired.

SHARK BV and Norman Data Defense Systems AG ("NDDS AG") are software distribution and sales companies acquired in 1998. Both companies have been profitable since acquisition and in the opinion of management, the amortisation periods of 7 years are appropriate to reflect the return on investment for the businesses acquired.

Note 7: Tangible fixed assets (office and production equipment)

(Figures in NOK 000)

Acquisition cost as at 1.1.03	59.397
Additions	3.054
Disposals	-1.563
Net translation effect	1.378
Acquisition cost as at 31.12.03	62.266
Accumulated depreciation as at 31.12.03	51.398
Net book value as at 31.12.03	**10.868**
Depreciation for the year	5.572
Useful economic life	3-5 years
Depreciation plan	Linear
Operating lease rentals for 2003:	
- office premises	10.482
- office and production equipment	2.213
Net book value of assets held under finance lease arrangements	461
Amounts due under finance lease arrangements repayable:	
- within 2 to 5 years	186
- after more than 5 years	186

Note 8: Shares in subsidiaries

	% owned & % voting rights
Norman Data Defense Systems AS, Odense, Denmark	100%
Norman Data Defense Systems GmbH, Solingen, Germany	100%
ESaSS BV, Hoofddorp, Netherlands	100%
Norman Data Defense Systems Holding BV, Amsterdam, Netherlands	100%
SHARK BV, Hoofddorp, Netherlands	70%
SHARK International BV, Hoofddorp, Netherlands	70%
Ibas AS, Kongsvinger, Norway	100%
Norman Data Defense Systems AB, Norrkoping, Sweden	100%
Norman Data Defense Systems AG, Basel, Switzerland	100%
Norman Data Defense Systems (UK) Ltd, Milton Keynes, UK	100%
Norman Data Defense Systems Inc, Fairfax, Virginia, USA	100%

Ibas AS has the following subsidiaries:

	% owned & % voting rights
Ibas Labs Danmark Aps, Charlottenlund, Denmark	100%
Norman Ibas Oy, Helsinki, Finland	100%
Ibas France SAS, Paris, France	60%
Ibas Deutschland GmbH, Hamburg, Germany	90%
Ibas Polska sp. z o.o., Lodz, Poland	60%
Ibas Singapore Pte Ltd, Singapore	60%
Ibas Labs Sverige AB, Uppsala, Sweden	100%
Ibas UK Ltd, London, UK	100%

Appendix 2

Note 9: Taxes

Tax expenses can be analysed as follows:

(Figures in NOK 000)

	2003	2002	2001
Continuing activities:			
Taxes payable - foreign subsidiaries	2 094	2.933	1.587
Taxes payable - Norway	-	590	-
Change in deferred taxes - foreign subsidiaries	-15	19	-
Change in deferred taxes - Norway	-	-	17
Tax charge for continuing activities	2 079	3.542	1.604
Discontinuing activities:			
Change in deferred taxes - Norway	-	-	-3.379
Total tax charge/(credit)	**2.079**	**3.542**	**-1.775**

Tax expenses can be reconciled to the income statement as follows:

(Figures in NOK 000)	2003	2002	2001
Result before tax	+41.561	+37.249	-53.175
Tax thereon at 28%	+11.637	+10.430	-14.889
Tax effects of:			
Different tax rates in countries where subsidiaries are located	909	1.072	808
Expenses not deductible for tax purposes	1.185	1.584	215
Tax losses, not accounted for	-7.931	-4.540	5.045
Other/foreign exchange	-3.721	-5.004	7.046
Calculated tax charge/(credit)	**2.079**	**3.542**	**-1.775**

The tax effects of temporary differences and of tax losses carried forward, can be analysed as follows:

(Figures in NOK 000)	2003	2002
Deferred tax liability:		
Fixed assets	70	85
Deferred tax liability	**70**	**85**
Deferred tax asset:		
Tangible fixed assets	-2.393	-2.054
Receivables	-344	-447
Pension liabilities	-784	-459
Other long term liabilities	-164	-208
Current liabilities	-1.613	-2.240
Tax losses carried forward	-41.421	-48.255
Other	237	67
Deferred tax asset	-46.482	-53.596
Revaluation of the deferred tax asset	29.224	36.338
Deferred tax asset	**-17.258**	**-17.258**

Tax losses carried forward in the Group as at 31st December 2003 amounted to NOK 136 million (2002: NOK 170 million). If unused, these tax losses will expire as follows:

2003-2008	NOK 3 million
2009-2013	NOK 30 million
After 2013	NOK 103 million

Note 10: Share capital, equity and shareholders information

(Figures in NOK 000)	Share capital	Own shares	Share premium	Other paid-in capital	Other equity	Minority interest	Total equity
Balance as at 1.1.03	**21.169**	**-140**	**2.300**	**462**	**49.678**	**3.358**	**77.027**
Transfer from share premium to other equity following general meeting approval	-	-	-2.300	-	+2.300	-	-
Dividend paid in 2003 on own shares	-	-	-	-	+105	-	+105
Purchase of own shares	-	-260	-	-	-6.037	-	-6.297
Purchase of minority interest in Ibas AS - subsidiaries (see note 6)	-	-	-	-	-	+35	+35
Result for the year after dividend	-	-	-	-	+12 639	+882	+13.521
Foreign exchange adjustment	-	-	-	-	+2.307	-3	+2.304
Balance as at 31.12.03	**21.169**	**-400**	-	**462**	**60.992**	**4.272**	**86.695**

For further details, please refer to note 8 to the parent company financial statements.

Note 11: Earnings per share

The following weighted and diluted numbers of shares were used to calculate the earnings per share figures disclosed on the face of the income statement:

2001: 10.510.511 shares (diluted: 10.531.084 shares)
2002: 10.581.232 shares (diluted: 10.596.975 shares)
2003: 10.584.538 shares (diluted: 10.596.624 shares)

The only financial instruments with a dilution effect during the period are the options referred to in note 8 to the parent company financial statements.

Note 12: Guarantees and mortgages

Company	Guarantee commitment to	Amount
Norman ASA	Den norske Bank – security for the unused loan facility as set out below	NOK 12 000 000
Norman ASA	Den norske Bank - office deposit guarantee. Expires October 2005	NOK 1.925.660
Norman ASA	Den norske Bank - office deposit guarantee for Norman Data Defense Systems Inc, USA. Expires January 2009.	US$ 79.625

As at 31st December 2003, Norman ASA had an unused loan facility with Den norske Bank amounting to NOK 10 million. This facility expires on 20th May 2004 and is secured against the company's accounts receivables.

Note 13: Related party transactions

Ibas AS leases premise in Arkoveien from Kongsvinger Forretningsbygg AS, which is 47% owned by a member of the board of Ibas AS, Arve Sagbang and his family. The rental for the year was NOK 1.9 million, and is inflation adjusted. The contract expires on 30th September 2004 though Ibas AS has an option to extend the leasing period to September 2009.

Note 14: Financial market risk

Fluctuations in exchange rates result in both direct and indirect financial risk for the Group.

No hedging transactions relating to revenues, costs, assets or debt in foreign currency have been entered into during the year, although there is an inherent form of hedging that takes place in the Group by operating through subsidiary companies in foreign countries that do business and maintain their accounts in their local currency.

NORMAN ASA — PARENT COMPANY INCOME STATEMENT

(Figures in NOK 000)	Notes	2003	2002	2001
Net revenues	1	**108.262**	**99.140**	**87.896**
Operating expenses				
Cost of materials		5.558	3.264	4.088
Personnel costs	2, 3	51.409	46.724	42.470
Depreciation/amortisation	5, 6	2.092	2.241	2.474
Other operating costs	4	27.688	19.676	105.200
Bad debt expenses		1.142	1.211	1.335
		87.889	**73.116**	**155.567**
Operating result		**+20.373**	**+26.024**	**-67.671**
Net financial items - group		862	1.010	0
Other interest received		1.547	1.430	978
Tax contribution - group		14.211	9.026	3.167
Other financial income/(expenses)		4.777	-978	-1.705
Result for the year		**+41.770**	**+36.512**	**-65.131**
Allocations:				
Dividend		**+25.961**	**+15.877**	-
Other equity		**+15.809**	**+20.635**	**-65.131**
		+41.770	**+36.512**	**-65.131**

NORMAN ASA — PARENT COMPANY BALANCE SHEET

(Figures in NOK 000)	Notes	2003	2002
Long term assets			
Intangible assets	5	2.510	1.701
Tangible fixed assets	6	2.356	3.279
Shares in subsidiaries		65.571	57.483
Deferred tax asset	7	17.258	17.258
		87.695	**79.721**
Current assets			
Accounts receivable		10.681	6.323
Group receivables - current		18.381	14.301
Other short term receivables		2.388	2.873
Cash		46.127	41.458
		77.577	**64.955**
Total assets		**165.272**	**144.676**
Equity			
Share capital	8	21.169	21.169
Less: own shares	8	-400	-140
Share premium reserve	8	-	2.300
Other paid in capital	8	662	662
Other equity	8	89.423	77.246
		110.854	**101.237**
Long term liabilities			
Deferred income - long term		1.951	410
Other long term liabilities		187	287
		2.138	**697**
Current liabilities			
Accounts payable		3.698	3.383
Payroll tax, VAT, social tax etc		5.509	6.303
Deferred income - current		4.009	3.779
Dividend payable		25.961	15.877
Other current liabilities		13.103	12.423
Restructuring reserve		-	977
		62.280	**42.742**
Total equity & liabilities		**165.272**	**144.676**

Lysaker, 30th January 2004

Svein Ramsay Goli
Chairman of the board

Arne Dalslaaen

Øystein Moan

Carl Espen Wollebekk

Per Olav Forland
Employee representative

Carl Bretteville
Employee representative

Henning Hansen
President & CEO

Appendix 2

NORMAN ASA

PARENT COMPANY CASHFLOW STATEMENT

Figures in NOK 000	2003	2002
Cashflow from operating activities		
Result before tax	**+41.770**	**+36.512**
Restructuring costs (net of payments)	-977	-2.092
Depreciation & amortisation	2.092	2.241
Loss on receivables	1.142	1.211
Profit on sale of fixed assets	-	-264
Changes in assets & liabilities		
Accounts receivable	-5.500	1.684
Group receivables/payables	-10.131	-2.342
Net other operating assets	2.142	3.706
Accounts payable	315	903
Net cashflow from operating activities	**+30.853**	**+41.559**
Cashflow from investing activities		
Payments for purchase of long term assets	-2.078	-1.850
Receipts from sale of long term assets	-	264
Payments for shares in subsidiaries	-11.063	-10.805
Net cashflow from investing activities	**-13.141**	**-12.391**
Cashflow from financing activities		
Payment of dividend	-15.772	-
Receipts from *share issue after expenses*	-	277
Payments for purchase of own shares	-6.297	-2.357
Receipt of tax contribution from group company	9.026	3.167
Net cashflow from financing activities	**-13.043**	**1.087**
Net changes in cash & cash equivalents	**4.669**	**30.255**
Cash & cash equivalents as at 1.01	**41.458**	**11.203**
Cash & cash equivalents as at 31.12	**46.127**	**41.458**
Cash & cash equivalents as at 31.12 include restricted cash balances of:	**1.720**	**1.940**

Note 1: Segment analysis

Net revenues earned by the parent company comprise both revenues generated from sales activities in Norway as well as royalty income from the sale of Norman products by Norman's own sales subsidiaries and its international distributors.

Note 2: Personnel costs, number of employees, remuneration

Figures in NOK 000	2003	2002	2001
Salary costs	42.953	38.696	36.229
Social security costs	6.248	5.836	5.087
Pension costs	1.249	1.250	138
Other personnel costs	959	742	1.016
Total	**51.409**	**46.724**	**42.470**
Average number of employees	68	65	68

Benefits paid to Henning Hansen, President & CEO of Norman ASA, and to the board of directors of Norman ASA were as follows:

Figures in NOK 000	President & CEO	Board of directors
Salary	2.638	-
Fees to board members	–	335
Consulting fees	–	232

Henning Hansen has an employment agreement which provides for a termination payment equivalent to 12 months salary.

The following members of the executive management group have bonus agreements as part of their current salary package which are primarily linked to the revenue and results of the Norman Group:
• Henning Hansen, President & CEO
• Amar Dash, CFO

For details of the company's option programs, the number of options granted to and exercised by the board members and executive management team in 2003, as well as the shares and options held by the board members and executive management team as at 31st December 2003 please refer to note 8.

Fees paid to auditors can be summarised as follows:

Figures in NOK 000	2003	2002	2001
Fees for audit services	308	365	222
Fees for other services	266	105	542

Appendix 2

Note 3: Pension commitments

The employees of Norman ASA, Norway are members of defined contribution pension schemes where contributions made by the company to life insurance companies vary but comprise a certain percentage of salary. These defined contribution pension schemes involve 68 persons (2002: 65 persons) and contributions in 2003 amounted to NOK 1.2 million (2002: NOK 1.2 million).

Note 4: Other operating costs

Other operating costs may be analysed as follows:

(Figures in NOK 000)	2003	2002	2001
Restructuring cost	-	-	45.948
Write down of loans and shares in group companies	6.673	888	19.011
Cost of R&D services – inter-company	4.245	3.556	21.120
Cost of office premises	4.191	3.797	4.438
Travel expenses	2.451	2.312	2.729
Marketing costs	2.374	1.135	1.928
Professional and consulting fees	2.374	2.889	5.476
Cost of equipment	2.271	2.585	2.882
Training, courses, conferences	1.442	1.007	682
Other	1.667	1.507	986
Total	**27.688**	**19.676**	**105.200**

Norman ASA sub-contracts development work on some of its technology rights to certain R&D subsidiaries within the Norman Group. This development work is recharged to Norman ASA on a cost-plus basis.

Loans and equity financing is provided by Norman ASA to those subsidiaries which require operational funding.
As at 31 December 2003, the balance of loans and shares was written off in the parent company accounts to the extent that the subsidiary has negative equity, where it is unlikely that intercompany loans will be repaid in the short term or where it is likely that these loans will need to be converted through a recapitalisation of the subsidiary.

Note 5: Intangible assets

Please refer to note 5 to the group financial statements.

Note 6: Tangible fixed assets (office and production equipment)

(Figures in NOK 000)	
Acquisition cost as at 1.1.03	14.298
Additions	610
Acquisition cost as at 31.12.03	14.908
Accumulated depreciation as at 31.12.03	12.552
Net book value as at 31.12.03	**2.356**

Depreciation for the year	1.534
Useful economic life	3-5 years
Depreciation plan	Linear
Operating lease rentals for 2003:	
- office premises	3.903
- office and production equipment	753
Net book value of assets held under finance lease arrangements	299
Amounts due under finance lease arrangements repayable within 2 to 5 years	188

Note 7: Taxes

Tax expenses can be reconciled to the income statement as follows:

(Figures in NOK 000)	2003	2002	2001
Result before tax	+41.770	+36.512	-65.131
Tax thereon at 28%	+11.696	+10.223	-18.237
Tax effects of:			
Permanent differences	53	64	68
Tax losses, not accounted for	-11.749	-10.287	18.169
Calculated tax charge	**0**	**0**	**0**

The tax effects of temporary differences and of tax losses carried forward, can be analysed as follows:

(Figures in NOK 000)	2003	2002
Tangible fixed assets	-943	-861
Shares in subsidiaries	-17.194	-13.398
Receivables	-23.479	-26.134
Short-term and long-term liabilities	-1.178	-1.725
Tax losses carried forward	-8.247	-20.672
Deferred tax asset	-51.041	-62.790
Revaluation of the deferred tax asset	33.783	45.532
Deferred tax asset	**-17.258**	**-17.258**

Tax losses carried forward in the parent company amounted to NOK 29 million as at 31st December 2003 (2002: NOK 74 million). If unused, these tax losses will expire in the time period 2009-2013.

Note 8: Share capital, equity and shareholders information

(Figures in NOK 000)	Share capital	Own shares	Share premium	Other paid in capital	Other equity	Total equity
Balance as at 1.1.03	**21.169**	**-140**	**2.300**	**662**	**77.246**	**101.237**
Transfer from share premium to other equity following general meeting approval	-	-	-2.300	-	+2.300	-
Dividend paid in 2003 on own shares					+105	+105
Purchase of own shares	-	-260	-	-	-6.037	-6.297
Result for the year after dividend	-	-	-	-	+15.809	+15.809
Balance as at 31.12.03	**21.169**	**-400**	**-**	**662**	**89.423**	**110.854**

As at 31st December 2003 the share capital comprised 10.584.538 (2002: 10.584.538) shares with a nominal value of NOK 2,-, and as at that date the company owned 200.000 Norman ASA shares (2002: 70.000 shares).

In accordance with the annual general meeting on 19th March 2003, the board of directors was granted the following powers of attorney:

- A renewal of the power of attorney to purchase own shares in the company of up to 1.050.000 shares or NOK 2.1 million at a minimum price of NOK 10,- and a maximum price of NOK 500,-. The power of attorney was granted for a period of 18 months.
- A power of attorney to honour the 362.834 options that had already been allocated under existing and relevant option programs by the issue of 362.834 shares with a nominal value of NOK 2. The power of attorney was granted for a period of 2 years.
- A renewal of the power of attorney to issue 500.000 options for future share incentive schemes for employees and board members, where a maximum of 50.000 options can be granted to board members. The power of attorney was granted for a period of 2 years.

Appendix 2

Appendix 2

Note 8: Share capital, equity and shareholders information (continued)

As at 31st December 2003, the number of shares, options and warrants held directly and indirectly by the board of directors and the executive management group, as well as a summary of options programs that are still in force, are summarized below:

Name	Title	Number of shares	Number of options Plan 1	Number of options Plan 2	Number of options Plan 3	Number of options Plan 4
Svein Ramsay Goli	Board chairman	730 000	-	-	10.000	-
Arne Dalslaaen	Board member	-	-	-	10.000	-
Oystein Moan	Board member	4.000	-	-	10.000	-
Carl Espen Wollebekk	Board member	-	-	-	10.000	-
Carl Bretteville	Board member	11.499	-	-	4.000	-
Per Olav Forland	Board member	-	-	-	4.000	-
Henning Hansen	President and CEO	6.666	13.334	60.000	15.000	20.000
Amar Dash	CFO	9.000	-	-	10.000	-
Total number of options originally allocated under each of the option plans			**20.000**	**60.000**	**244.500**	**20.000**
Total number of options remaining to be exercised as at 31st December 2003 for each of the options plans			**13.334**	**60.000**	**244.500**	**20.000**

Plan 1: Henning Hansen, the President and CEO of Norman ASA, has the right under an incentive program launched on 7th May 2001 to subscribe for the stated number of Norman ASA shares during the period to 31st May 2004 with a maximum of one third each year from 31st May 2002. The subscription price for these options was originally set at NOK 44.40 plus 1% per month from 1st May 2001 to the exercise date, though this subscription price is to be reduced by the amount of dividends paid in the intervening period prior to the exercise date. The subscription price of NOK 44.40 was the stock market price when the options were allocated. On 31st May 2002, options corresponding to 6 666 shares were exercised at a strike price of NOK 50,17.

Plan 2: Henning Hansen, the President and CEO of Norman ASA, has the right under an incentive program launched on 6th March 2002 to subscribe for the stated number of Norman ASA during the period to 31st May 2005 with a maximum of one third each year from 31st May 2003. The subscription price for these options is NOK 54, which was the stock market price on 1st January 2002, though this subscription price is to be reduced by the amount of dividends paid in the intervening period prior to the exercise date. The difference of NOK 0.4 million between the subscription price and the market price of NOK 61,- on the date when the options were allocated was expensed in the year this program was launched.

Plan 3: The option holders have the right under an incentive program launched on 26th June 2002 to subscribe for the stated number of Norman ASA shares during the period to 31st May 2005, with a maximum of one third each year from 31st May 2003. The subscription price for these options is NOK 47.50, which was the stock market price when the options were allocated, though this subscription price is to be reduced by the amount of dividends paid in the intervening period prior to the exercise date.

Plan 4: Henning Hansen, the President and CEO of Norman ASA, has the right under an incentive program launched on 25th February 2003 to subscribe for the stated number of Norman ASA during the period to 31st May 2007 with a maximum of one quarter each year from 31st May 2004. The subscription price for these options is NOK 51, which was the stock market price on 21st February 2003, though this subscription price is to be reduced by the amount of dividends paid in the intervening period prior to the exercise date.

Note 8: Share capital, equity and shareholders information (continued)

As at 31st December 2003, the 20 largest shareholders of Norman ASA were as follows:

	% share
SIS Segaintersettle AG, Switzerland	15.6
Ferd AS Invest	9.5
AS Hauan	6.9
Jaho AS	6.4
Tine Pension Fund	4.9
Horisonten AS	4.9
John Arthur Olafsen	4.8
Fidelity Funds Nordic - Brown Bros Harriman, Luxembourg	3.1
Skandinaviska Enskilda Banken - client account	1.9
Vikerud Verdi AS	1.9
Norman ASA - own shares	1.9
JP Morgan Chase Bank, UK - client account	1.8
Norske Shell Pension Fund	1.7
Martin Verdi AS	1.7
R. Ulstein Loen AS	1.6
Merrill Lynch Pierce, Fenner & Smith, UK - client account	1.4
Linux Solutions Norge AS	1.2
Insalvo AS	1.0
NHO's Arbeidsmiljøfond	1.0
Miraa Verdi AS	1.0
Total	**74.2**

Note 9: Long term bank loan, guarantees and mortgages

Please refer to note 12 to the group financial statements.

To the Annual Shareholders' Meeting of Norman ASA

We have audited the annual financial statements of Norman ASA as of 31 December 2003, showing a profit of NOK 41 770.000 for the parent company and a profit of NOK 38 600.000 for the group. We have also audited the information in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway .

the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway.

the information given in the directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations.

Oslo, January 30, 2004

PricewaterhouseCoopers

Rita Granlund	Mats Sillso
Partner	Partner

Note: This translation from Norwegian has been prepared for information purposes only.

Number of shares and shareholders

The total number of shares as at 31st December 2003 were 10.584.538 shares, each with a par value of kr 2,- per share. The number of shareholders (and % shareholding) as at 31st December 2003 was as follows:

- Norwegian: 1 467 (73%)
- International: 402 (27%)

The Company's shares are listed on the Oslo Stock Exchange and are freely traded. Each share carries one vote at general meetings.

Norman share price development within 2003



Daily closing price:



Daily volume traded:

Financial calendar 2004

Presentation of 1st quarter 2004 results Friday 16th April 2004 at 8:00 am at the Hotel Continental, Oslo
Presentation of 2nd quarter 2004 results Friday 9th July 2004 at 8:00 am at the Hotel Continental, Oslo
Presentation of 3rd quarter 2004 results Thursday 14th October 2004 at 08:00 am at the Rainbow Vika Atrium Hotel, Oslo

Shareholder policy

Norman wishes to be seen as an attractive and competitive long-term investment option and it therefore aims to achieve the highest possible return over time, measured in terms of total dividend and price appreciation of the Norman share. Dividends paid will be a function of the Company's current earnings and need for working capital and investment.

Norman considers it important to maintain a good dialogue with Norman shareholders and the market, with regard to the Company's financial position and development. The Company will see that all relevant information about the Company is available to the whole market. Information will be disseminated to Norman shareholders and other players in the market simultaneously, and by the most effective means possible.

All price-sensitive information will be first notified to the Oslo Stock Exchange in accordance with Stock Exchange regulations via the Oslo Exchange's information system. That information will then be notified by electronic means to the financial market in general, and to persons subscribing to such information via Norman's web pages. Norman endeavours to publish stock market notices and press releases in Norwegian and English at the same time.

Every year, the Company publishes an Annual Report and four interim reports in accordance with Stock Exchange and legal requirements.

The Company endeavours to publish quarterly results information to the market as soon as possible and has therefore established accelerated financial reporting routines to achieve this aim. The Company holds presentations to the press and the financial market as appropriate, as for example, when publishing results or announcing other important items of news. The Company also endeavours to answer questions from market players and other media as quickly as possible. In order to simplify communications, the Company's management may be contacted via e-mail. Organisation details, e-mail contact addresses and historical financial and other information about Norman are also available on its web pages under "investor relations" (www.norman.com)

Appendix 2

Board of directors

The members of the Board of Norman ASA are as follows:

Name	Age	Board member since	Experience
Svein Ramsay Goli	63	February 1998	Svein Ramsay Goli has extensive experience from the IT sector. He has been sales director of IBM Norway, and was responsible for building up Oracle's Norway office. For a period he was also responsible for Oracle Nordic. He is also Chairman of the Board of Tandberg Data ASA and Visma ASA.
Arne Dalslaaen	63	November 1998	Arne Dalslaaen has extensive experience from management positions in IBM Norway and Merkantildata ASA, where he was executive director responsible for Norway and Sweden. He has had his own consulting firm since 2000 and holds several board positions in companies in Norway and Sweden. He is chairman of the board of Omnia ASA and Adra Match ASA.
Oystein Moan	44	May 2000	Oystein Moan is the former founder and CEO of Cinet ASA and he has been CEO of Visma ASA since the fall of 1997. He holds several board positions.
Carl Espen Wollebekk	42	May 2000	Carl Espen Wollebekk is an independent adviser. He has previously been CFO/executive director of Tandberg Data ASA, Merkantildata ASA and Norsk Data AS. He is a board member in Scribona AB, Sweden.
Per Olav Forland (employee representative)	47	May 2003	Per Olav Forland is an employee representative on the Norman Board. He is Norman's corporate Internet coordinator
Carl Bretteville (employee representative)	37	February 2000	Carl Bretteville is an employee representative on the Norman Board. He is a senior virus control developer.

The shareholder-elected board members were all re-elected to the board at the annual general meeting held on 19th March 2003 for a period of 2 years.

In January 2003, the board of directors established a board committee to oversee the selection, proposal and compensation of board members. This committee comprises Svein Ramsay Goli and Arne Dalslaaen. At the same time, a remuneration committee was established to oversee the compensation of the President & CEO of Norman ASA. This committee comprises Svein Ramsay Goli and Oystein Moan

In 2003, the board members received fees for services to the board of NOK 335.000 divided between Svein Ramsay Goli (NOK 115.000), Arne Dalslaaen (NOK 80.000), Oystein Moan (NOK 70.000) and Carl Espen Wollebekk (NOK 70.000). Board fees are calculated based on a fixed amount for the year plus an additional fee for each board meeting attended. In addition to board fees, board members received consulting fees of NOK 232.000 divided between Svein Ramsay Goli (NOK 226.000) and Carl Espen Wollebekk (NOK 6.000).

The interests of the board members and executive management in Norman shares is set out in note 8 to the parent company financial statements, and the remuneration paid to board members and the President and CEO of Norman ASA is set out in note 2 to the parent company financial statements.

Annual general meeting

The annual general meeting will take place on 20th February 2004 at 12:00 noon at Hotel Continental in Oslo, Norway. The notice of general meeting will be sent to shareholders at the same time as the annual report and at least 10 working days before the planned date for the general meeting.

Shareholders who wish to attend the annual general meeting are asked notify the Company hereof in advance by using the standard Attendance and Proxy form which is attached to the notice of general meeting. Shareholders may be represented by proxy, in which case a written proxy must be duly completed and dated.

Powers of attorney granted to the board of directors by the annual general meeting

The powers of attorney that have been granted to the board of directors, and which are currently in force, are as follows:

General authority
- The Board of Directors is granted authority to increase the share capital by maximum NOK 2,000,000 in accordance with the Public Limited Companies Act Section 10-14
- The Board of Directors may set aside the shareholders' preferential rights to subscribe for the new shares pursuant to the Public Limited Companies Act Section 10-4
- The authority includes increases of the share capital against non-cash contributions and resolutions on mergers in accordance with the Public Limited Companies Act Section 13-5.
- If the Company's share capital is changed through share splits, bonus issues or similar, the authority shall be amended accordingly, so that the total amount the share capital may be increased with, shall reflect the new share capital of the Company
- The Board may also use the authority if the Company is in a take-over situation, cf. the Norwegian Stock Exchange Act section 5-15
- The authority is valid for two years from April 2002.

Approval of, and authority to honour options that are already allocated
- To enable the Company to honour the option agreements that are described in the notice of General Meeting, the Board of Directors is granted the authority to increase the share capital by a maximum of NOK 725,668 through the issue of 362,834 shares with a nominal value of NOK 2, in accordance with the Public Limited Companies Act Section 10-14. The shares may be issued to the Company's employees and/or representatives
- The Board of Directors may set aside the shareholders' preferential rights to subscribe for the new shares pursuant to the Public Limited Companies Act Section 10-4.
- If the Company's share capital is changed through share splits, bonus issues or similar, the authority shall be amended accordingly so that the subscription price, the total number of shares, the nominal value and the total amount the share capital may be adjusted accordingly.
- The Board may also use the authority if the Company is in a take-over situation (see the Norwegian Stock Exchange Act section 5-15).
- The authority is valid for two years from March 2003.

For details of the option programs in force as at 31st December 2003, please refer to note 8 to the parent company financial statements.

Authority to increase the share capital in connection with future share incentive programs
- The Board of Directors is granted authority to increase the share capital by a maximum of NOK 1,000,000, through the issue of 500,000 shares with a nominal value of NOK 2, in accordance with the Public Limited Companies Act Section 10-14. The shares may be issued to the Company's employees and/or representatives. A maximum of 50,000 shares with a nominal value of NOK 2 may be issued to the Company's Board members.
- The Board of Directors may set aside the shareholders' preferential rights to subscribe for the new shares pursuant to the Public Limited Companies Act Section 10-4.
- If the Company's share capital is changed through share splits, bonus issues or similar, the authority shall be amended accordingly so that the subscription price, the total number of shares, the nominal value and the total amount the share capital may be adjusted accordingly.
- The Board may also use the authority if the Company is in a take-over situation (see the Norwegian Stock Exchange Act section 5-15).
- The authority is valid for two years from March 2003.

As specified in note 8 to the parent company financial statements, no new option programs have been launched since the date of the previous annual general meeting.

Authority to purchase Norman-shares
- The Board of Directors is granted authority to purchase 1,050,000 Norman shares with a total nominal value of up to NOK 2,100,000, equal to just below 10 % of the current number of shares and share capital.
- The purchase price may be a maximum of NOK 500 per share and a minimum of NOK 10 per share
- The acquisition and transfer of Norman shares may be done in the way found appropriate by the Board, however not by way of subscription.
- The authority applies for 18 months from March 2003
- If Norman shares are sold, the authority includes the right to purchase new Norman shares as a substitute for the sold shares, provided that the total holding of shares does not exceed the limit of 10 %

As specified in note 8 to the parent company financial statements, Norman ASA held 200.000 own shares as at 31st December 2003.

Appendix 2

NORMAN	**IBAS**
Norway Norman ASA Strandvn. 37 Postboks 43 1324 Lysaker Phone: +47-67 10 97 00 norman@norman.no www.norman.no Org.nr: 835 925 072	**Norway** Ibas AS P.O. Box 1250 Arkoveien 14 2206 Kongsvinger Phone: +47 62 81 01 00 recovery@ibas.no www.ibas.no
Denmark Norman Data Defense Systems A/S Blangstedgårdsvej 1 5220 Odense SØ Phone: +45-63 11 05 08 info@normandk.com www.norman.no/dk	**Denmark** Ibas Danmark ApS Gydevang 39 41 DK-3450 Allerød Phone. +45-70 22 34 00 recovery@ibas.dk www.ibas.dk
Sweden Norman Data Defense Systems AB Västgötegatan 7 SE 602 21 Norrköping Phone: +46-011-230 330 sales.se@norman.no www.norman.com/se	**Sweden** Ibas Laboratories AB Drottninggatan 7 753 10 Uppsala Phone:+46-18 10 44 40 recovery@ibas.se www.ibas.se
UK Norman Data Defense Systems (UK) Ltd 15 Linford Forum Rockingham Drive Linford Wood Milton Keynes MK14 6LY Phone: +44-1908 520900 norman@normanuk.com www.normanuk.com	**UK** Ibas UK Limited Regus House Victory Way Crossways Dartford, Kent DA2 6QD Phone. +44-1322 303064 data.recovery@ibasuk.com forensics@ibasuk.com www.ibasuk.com
Germany Norman Data Defense Systems GmbH Kieler Str 15 42897 Solingen Germany Phone: +49-212 267 180 norman@norman.de www.norman.de	**Germany** Ibas Deutschland GmbH Albert-Einstein-Ring 8 22761 Hamburg Helpline: +49-800-4227 112 Phone: +49-40 89 08 17 0 mail@datenrettung.de www.datenrettung.de
Switzerland Norman Data Defense Systems AG Postfach 4015 Basel Switzerland Phone: +41-61 487 2500 norman@norman.ch www.norman.ch	**Finland** Norman Ibas Oy Läkkisepäntie 11 00620 Helsinki Phone. +358-9 2727 210 ibas@norman-ibas.fi www.norman-ibas.fi
The Netherlands Norman / SHARK BV Postbus 159 2130 AD Hoofddorp The Netherlands Phone: +31-23 563 39 60 info@norman.nl www.norman.nl	**Singapore** Ibas Singapore Pte Ltd 7500A Beach Road #16-301 The Plaza Singapore 199591 Phone. +65-62965131 recovery@ibas.com.sg www.ibas.com.sg
USA Norman Data Defense Systems Inc 9302 Lee Highway, Suite 950A Fairfax, VA 22031, USA Phone: +1-703 267 6109 norman@norman.com www.norman.com	**France** Ibas France SAS 39 rue de Montlhéry, Silic 113 F-94513 Rungis Cedex Phone: +33-58 30 36 20 info@ibas.fr www.ibas.fr

NORMAN

Norman ASA • Strandvn. 37 • P.O.Box 43 • N-1324 Lysaker • Phone +47-67 10 97 00 • norman@norman.com • www.norman.com

Appendix 3: Expert statement on the demerger and the contributions in kind to New Norman ASA and Ibas Holding ASA

PRICEWATERHOUSECOOPERS

***PricewaterhouseCoopers* DA**
N-0245 Oslo
Telephone +47 02316
Facsimile +47 23 16 10 00

To the General Meetings of Norman ASA,
New Norman ASA and Ibas Holding ASA

Statement regarding the demerger plan

We are appointed by the Board of Directors of Norman ASA, New Norman ASA and Ibas Holding ASA to give a statement in accordance with the Norwegian Public Limited Liability Companies Act paragraph 14-4 regarding the demerger plan of Norman ASA.

The Board of Directors of Norman ASA, New Norman ASA and Ibas Holding ASA have on April 15, 2004 ratified a common demerger plan where shares in Ibas AS are transferred from Norman ASA to its 100% owned subsidiary Ibas Holding ASA and the remaining assets, rights and commitments in Norman ASA are transferred to another 100% owned subsidiary of Norman ASA, New Norman ASA. Norman ASA is dissolved as a part of the demerger.

The Board of Directors of Norman ASA will propose to the General Meeting that before the demerger the share capital of Norman ASA will be reduced by NOK 15.876.807 from NOK 21.169.076 to NOK 5.292.269 by a reduction of the nominal value of the shares from NOK 2 to NOK 0,50. The reduction of share capital and the demerger will be treated in the same General Meeting.

In connection with the demerger, the share capital of Norman ASA will be reduced by NOK 5.292.269 from NOK 5.292.269 to NOK 0, and Norman ASA will be dissolved. The shareholders in Norman ASA will receive shares in New Norman ASA and Ibas Holding ASA in the same proportion that they own shares in Norman ASA. The share capital in New Norman ASA is increased by NOK 4.075.047,13 and the shareholders receive 10.584.538 shares, each with a nominal value of NOK 0,385. The share capital in Ibas Holding ASA is increased by NOK 1.217.221,87 and the shareholders receive 10.584.538 shares, each with a nominal value of NOK 0,115.

We have reviewed the demerger plan in order to give a statement on the proposed compensation to the shareholders of Norman ASA. The demerger compensation to the shareholders of Norman ASA will be in form of shares in New Norman ASA and Ibas Holding ASA at the time the demerger is effective. The exchange ratio is based on an evaluation of fair market values. The Board of Directors assessment of fair market value is supported by an evaluation performed by ABG Sundal Collier ASA dated April 14, 2004.

Kontorer: Oslo Arendal Bergen Drammen Fredrikstad Førde Hamar Kristiansand Mo i Rana Molde Måløy Stavanger Tromsø Trondheim Tønsberg Ålesund
PricewaterhouseCoopers navnet refererer til individuelle medlemsfirmaer tilknyttet den verdensomspennende PricewaterhouseCoopers organisasjonen
Medlemmer av Den norske Revisorforening   Foretaksregisteret: NO 933 922 847
www.pwc.no

PRICEWATERHOUSECOOPERS

ABG Sundal Collier ASA has, based upon various evaluations, concluded that the most relevant valuation method to assess the relative values of the contributions in kind in New Norman ASA and Ibas Holding ASA is to use as a basis the company's budgets and estimates on future profit.

The approach applied in the report in order to estimate the value of the demerged businesses New Norman ASA ("Norman Virus Control") and Ibas Holding ASA ("Ibas AS") is discounted value of future cash flows. ABG Sundal Collier ASA estimates an exchange ratio between "Norman Virus Control" and "Ibas AS" of 77/23 and based on this valuation the Board of Directors have considered the exchange ratios between "Norman Virus Control" and "Ibas AS" correspondently.

The approach applied for determining the compensation is, in our opinion, reasonable. There have been no special difficulties in agreeing the compensation. In our opinion, the compensation to the shareholders of Norman ASA is reasonable and impartial.

The opening balance sheets prepared for New Norman ASA and Ibas Holding ASA after the demerger is based upon the principle of continuity. This implies that assets and liabilities are transferred at the net book values of Norman ASA before the merger.

Confirmation of share deposit in New Norman ASA with other assets than money

We confirm that the assets and liabilities that will be transferred to New Norman ASA, can be included in New Norman ASA's balance sheet at a total net value which is sufficient for the capital increase of NOK 4.075.047,13.

Confirmation of share deposit in Ibas Holding ASA with other assets than money

We confirm that the assets and liabilities that will be transferred to Ibas Holding ASA, can be included in Ibas Holding ASA's balance sheet at a total net value which is sufficient for the capital increase of NOK 1.217.221,87.

Oslo April 15, 2004
PricewaterhouseCoopers DA

Rita Granlund
State Authorized Public Accountant

Note: This translation from Norwegian has been prepared for information purposes only.

(2)

Appendix 4: Draft opening balance sheet for New Norman ASA

NEW NORMAN ASA
DRAFT DEMERGER OPENING BALANCE SHEET – 1st January 2004

(Figures in NOK '000)

	New Norman ASA
Long term assets:	
Intangible assets	2.510
Tangible fixed assets	2.356
Shares in subsidiaries	15.891
Deferred tax asset	17.258
	38.015
Current assets:	
Accounts receivable	10.681
Group receivables - current	18.381
Other short term receivables	2.388
Cash	46.127
	77.577
Total assets	**115.592**
Equity:	
Share capital	4.075
Own shares	-400
Other paid in capital	510
Other equity	56.989
	61.174
Long term liabilities:	
Deferred income - long term	1.951
Other long term liabilities	187
	2.138
Current liabilities:	
Accounts payable	3.698
Payroll tax, VAT, social tax etc	5.509
Deferred income – current	4.009
Dividend payable	25.961
Other current liabilities	13.103
	52.280
Total equity & liabilities	**115.592**

Note: Norman ASA is to be demerged into two existing companies, New Norman ASA and Ibas Holding ASA. The board of directors of Norman ASA will propose to the extraordinary general meeting in Norman ASA on 18th May 2004 that the share capital of Norman ASA before the demerger is reduced by NOK 15.876.807 from NOK 21.169.076 to NOK 5.292.269. The share capital in Norman ASA of NOK 5.292.269 after the completed share capital reduction is, as part of the demerger, allocated in the ratio of 77/23, which reflects the split of actual net assets in the two, demerger companies New Norman ASA and Ibas Holding ASA.

The summary below shows the movements in share capital in New Norman ASA from the establishment to the demerger, opening balance sheet. The demerger will, for accounting purposes, be effective from 1st January 2004.

		NOK '000
Paid in share capital on the establishment of New Norman ASA	2nd April 2004	1.000
Unregistered share capital reduction in New Norman ASA before demerger	18th May 2004	-1.000
Share capital increase on demerger - 23% of the share capital of Norman ASA before demerger and share capital reduction	18th May 2004	16.300
23% of the unregistered share capital reduction in Norman ASA before demerger	18th May 2004	-12.225
Share capital in New Norman ASA after the completed share capital reduction and demerger of Norman ASA		4.075

Appendix 5: Auditor's statement regarding the opening balance sheet for New Norman ASA

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers DA
N-0245 Oslo
Telephone +47 23 16 00 00
Facsimile +47 23 16 10 00

To the general meeting of New Norman ASA

Confirmation of the draft opening balance sheet in connection with de-merger

We confirm that the New Norman ASA opening balance sheet dated January 1, 2004 is prepared in accordance with the Norwegian Accounting Act.

April 15, 2004
PricewaterhouseCoopers DA

Rita Granlund
State Authorized Public Accountant

Note: This translation from Norwegian has been prepared for information purposes only.

Appendix 6: Draft opening balance sheet for Ibas Holding ASA

IBAS HOLDING ASA
DRAFT DEMERGER OPENING BALANCE SHEET – 1st January 2004

(Figures in NOK '000)

	Ibas Holding ASA
Long term assets:	
Shares in subsidiaries	49.680
	49.680
Total assets	**49.680**
Equity:	
Share capital	1.217
Other paid in capital	152
Other equity	48.311
	49.680
Total equity	**49.680**

Note: Norman ASA is to be demerged into two existing companies, New Norman ASA and Ibas Holding ASA. The board of directors of Norman ASA will propose to the extraordinary general meeting in Norman ASA on 18th May 2004 that the share capital of Norman ASA before the demerger is reduced by NOK 15.876.807 from NOK 21.169.076 to NOK 5.292.269. The share capital in Norman ASA of NOK 5.292.269 after the completed share capital reduction is, as part of the demerger, allocated in the ratio of 77/23, which reflects the split of actual net assets in the two, demerger companies New Norman ASA and Ibas Holding ASA.

The summary below shows the movements in share capital in Ibas Holding ASA from the establishment to the demerger, opening balance sheet. The demerger will, for accounting purposes, be effective from 1st January 2004.

		NOK '000
Paid in share capital on the establishment of Ibas Holding ASA	2nd April 2004	1.000
Unregistered share capital reduction in Ibas Holding ASA before demerger	18th May 2004	-1.000
Share capital increase on demerger - 23% of the share capital of Norman ASA before demerger and share capital reduction	18th May 2004	4.869
23% of the unregistered share capital reduction in Norman ASA before demerger	18th May 2004	-3.652
Share capital in Ibas Holding ASA after the completed share capital reduction and demerger of Norman ASA		1.217

Appendix 7: Auditor's statement regarding the opening balance sheet for Ibas Holding ASA

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers DA
N-0245 Oslo
Telephone +47 23 16 00 00
Facsimile +47 23 16 10 00

To the general meeting of Ibas Holding ASA

Confirmation of the draft opening balance sheet in connection with de-merger

We confirm that the Ibas Holding ASA opening balance sheet dated January 1, 2004 is prepared in accordance with the Norwegian Accounting Act.

April 15, 2004
PricewaterhouseCoopers DA

Rita Granlund
State Authorized Public Accountant

Note: This translation from Norwegian has been prepared for information purposes only.

Appendix 8: Articles of Association of New Norman ASA prior to the implementation of the demerger

[Unofficial Translation from Norwegian]

ARTICLES OF ASSOCIATION

NEW NORMAN ASA

§ 1
The name of the Company is New Norman ASA. The Company is a public limited company.

§ 2
The registered office of the Company is in Bærum. The general meetings may be held in Oslo.

§ 3
The object of the Company is to conduct business activities within the following fields: import, development and sale of software, and import and sale of hardware and related consulting services, as well as engaging in other business activities of interest including participation in other companies.

§ 4
The share capital of the Company is NOK 1,000,000, divided into 2,500,000 shares, each with a nominal value of NOK 0.40.

§ 5
The board of directors of the Company shall consist of three to seven members as resolved by the general meeting. The chairman shall have the casting vote in case of a parity of votes.

§ 6
The Company shall have an election committee consisting of two members. The members of the election committee shall be elected by the general meeting. The period of service for the members of the election committee shall be from one to two years, in accordance with the decision of the general meeting.

The task of the election committee shall be to make proposals to the general meeting for the election of shareholder elected members and deputy members to the board. The election committee shall submit its proposal to the chairman of the board at least two weeks before the general meeting is held.

§ 7
Annual general meetings shall be held by the end of June.

The general meeting shall be chaired by the chairman of the board.

The annual general meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividends.

2 Any other matter to be transacted at the general meeting by law or in accordance with the Articles of Association.

****

Appendix 9: Draft Articles of Association of New Norman ASA after the implementation of the demerger

[Unofficial Translation from Norwegian]

ARTICLES OF ASSOCIATION

NORMAN ASA

§ 1

The name of the Company is Norman ASA. The Company is a public limited company.

§ 2

The registered office of the Company is in Bærum. The general meetings may be held in Oslo.

§ 3

The object of the Company is to conduct business activities within the following fields: import, development and sale of software, and import and sale of hardware and related consulting services, as well as engaging in other business activities of interest including participation in other companies.

§ 4

The share capital of the Company is NOK 4,075,047.13, divided into 10,584,538 shares, each with a nominal value of NOK 0.385.

§ 5

The board of directors of the Company shall consist of three to seven members as resolved by the general meeting. The chairman shall have the casting vote in case of a parity of votes.

§ 6

The Company shall have an election committee consisting of two to three members. The members of the election committee shall be elected by the general meeting. The period of service for the members of the election committee shall be from one to two years, in accordance with the decision of the general meeting.

The task of the election committee shall be to make proposals to the general meeting for the election of shareholder elected members and deputy members to the board. The election committee shall submit its proposal to the chairman of the board at least two weeks before the general meeting is held.

§ 7

Annual general meetings shall be held by the end of June.

The general meeting shall be chaired by the chairman of the board.

The annual general meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividends.

2 Any other matter to be transacted at the general meeting by law or in accordance with the Articles of Association.

****

Appendix 10: Articles of Association of Ibas Holding ASA prior to the implementation of the demerger

[Unofficial Translation from Norwegian]

ARTICLES OF ASSOCIATION

IBAS HOLDING ASA

§ 1

The name of the Company is Ibas Holding ASA. The Company is a public limited company.

§ 2

The registered office of the Company is in Kongsvinger. The general meetings may be held in Oslo.

§ 3

The object of the Company is to provide product neutral and independent services, to provide security services, consulting services, and related services. The Company may own shares and ownership interests in other companies.

§ 4

The share capital of the Company is NOK 1,000,000, divided into 10,000,000 shares, each with a nominal value of NOK 0.10.

§ 5

The board of directors of the Company shall consist of three to seven members as resolved by the general meeting. The chairman shall have the casting vote in case of a parity of votes.

§ 6

The Company shall have an election committee consisting of two members. The members of the election committee shall be elected by the general meeting. The period of service for the members of the election committee shall be from one to two years, in accordance with the decision of the general meeting.

The task of the election committee shall be to make proposals to the general meeting for the election of shareholder elected members and deputy members to the board. The election committee shall submit its proposal to the chairman of the board at least two weeks before the general meeting is held.

§ 7

Annual general meetings shall be held by the end of June.

The general meeting shall be chaired by the chairman of the board.

The annual general meeting shall deal with and decide upon the following matters:

1 Approval of the annual accounts and the annual report, including distribution of dividends.
2 Any other matter to be transacted at the general meeting by law or in accordance with the Articles of Association.

****

Appendix 11: Draft Articles of Association of Ibas Holding ASA after the implementation of the demerger

[Unofficial Translation from Norwegian]

ARTICLES OF ASSOCIATION

IBAS HOLDING ASA

§ 1

The name of the Company is Ibas Holding ASA. The Company is a public limited company.

§ 2

The registered office of the Company is in Kongsvinger. The general meetings may be held in Oslo.

§ 3

The object of the Company is to provide product neutral and independent services, to provide security services, consulting services, and related services. The Company may own shares and ownership interests in other companies.

§ 4

The share capital of the Company is NOK 1,217,221.87, divided into 10,584,538 shares, each with a nominal value of NOK 0.115.

§ 5

The board of directors of the Company shall consist of three to seven members as resolved by the general meeting. The chairman shall have the casting vote in case of a parity of votes.

§ 6

The Company shall have an election committee consisting of two to three members. The members of the election committee shall be elected by the general meeting. The period of service for the members of the election committee shall be from one to two years, in accordance with the decision of the general meeting.

The task of the election committee shall be to make proposals to the general meeting for the election of shareholder elected members and deputy members to the board. The election committee shall submit its proposal to the chairman of the board at least two weeks before the general meeting is held.

§ 7

Annual general meetings shall be held by the end of June.

The general meeting shall be chaired by the chairman of the board.

The annual general meeting shall deal with and decide upon the following matters:

1. Approval of the annual accounts and the annual report, including distribution of dividends.
2. Any other matter to be transacted at the general meeting by law or in accordance with the Articles of Association.

****

Appendix 12: The Boards' report on the demerger of Norman ASA

[Unofficial Translation from Norwegian]

The Boards' report

on

the demerger of Norman ASA

1 BASIS FOR THE DEMERGER

The boards of directors in Norman ASA, New Norman ASA and Ibas Holding ASA recommend that the general meetings in the respective companies approve the demerger plan dated 15 April 2004 (the "**Demerger Plan**") prepared by the boards of directors in accordance with the provisions of Chapter 14, cf. Chapter 13, of the Public Limited Companies Act.

By demerger of Norman ASA in accordance with the provisions in the Demerger Plan (the "**Demerger**"), Norman ASA is demerged into two existing companies, New Norman ASA ("**New Norman**") and Ibas Holding ASA ("**Ibas Holding**"), that shall continue and further develop the Norman ASA group's two business units (Virus Control and Ibas) on a stand-alone basis.

In reaching its decision to propose the Demerger, the board of directors have emphasised the greater opportunities that are presented by a separate development of Norman's two business units. The Virus Control and Ibas businesses operate in different markets where the nature of the customers and the competitive environment differ. The Demerger will allow for a better profiling of the two companies and increase the focus on their different strategies, competitive advantages, distribution channels, products and organisations. The Demerger will highlight the values of these different businesses and will also pave the way for different ownership structures in the two companies.

Following the Demerger, New Norman will continue the further development of Norman's virus control and security software business, while Ibas Holding will own and develop Ibas AS, which is one of the world's leading companies within the field of data recovery and is well positioned for further growth, especially within the data erasure and computer forensics segments. As a new stand-alone company, Ibas Holding will have direct access to the capital markets, which will provide more flexibility in exploiting and financing future investment opportunities.

2 LEGAL PROCEDURE FOR THE DEMERGER

Norman ASA is the parent company in the Norman-group and conducts business within the Virus Control business. New Norman and Ibas Holding are wholly owned subsidiaries of Norman ASA, and were incorporated 2 April 2004 as part of the preparations for the Demerger. New Norman and Ibas Holding will not conduct any business prior to the completion of the Demerger.

The Demerger is implemented in accordance with the provisions in Chapter 14 (cf. Chapter 13) of the Public Limited Companies Act by the shares in Ibas AS being transferred to Ibas Holding, and the remaining assets, rights and liabilities in Norman ASA being transferred to New Norman. Norman ASA is dissolved when the Demerger is completed. As from the same point of time New Norman's name is changed to Norman ASA. The shareholders of Norman ASA will as demerger consideration receive one share in New Norman and one share in Ibas Holding for each Norman ASA share.

The extraordinary general meeting that will consider the Demerger Plan will also consider a proposal to reduce the share capital in Norman ASA by NOK 15,876,807 from NOK 21,169,076 to NOK 5,292,269 by a reduction of the nominal value of the shares from NOK 2 to NOK 0.50. The reduction amount shall be transferred to other equity.

As the above reduction of the share capital will be completed prior to the completion of the Demerger, the share capital in Norman ASA will be NOK 5,292,269 as at completion of the Demerger. This share capital will be divided between New Norman and Ibas Holding in the same proportion as the net values of Norman ASA are allocated between the two companies in the Demerger.

The board of directors consider that the net value of Norman ASA through the Demerger be allocated with 77% to New Norman and 23% to Ibas Holding (cf section 3 below). Thus, the share capital of Norman ASA shall be allocated with NOK 4,075,047.13 to New Norman and NOK 1,217,221.87 to Ibas Holding. This will constitute the entire share capital of New Norman and Ibas Holding immediately after the completion of the Demerger, as the current share capital of each of New Norman and Ibas Holding will be reduced to zero and repaid to Norman ASA as sole shareholder.

New Norman and Ibas Holding will immediately after completion of the Demerger have the same number of shares as Norman ASA has as of today, i.e. 10,584,538. Upon completion of the Demerger each share in Norman ASA will be exchanged with one share in New Norman (with a nominal value of NOK 0.385) and one share in Ibas Holding (with a nominal value of NOK 0.115). The own shares held by Norman ASA will be sold prior to the completion of the Demerger.

As from completion of the Demerger, the current members of the board of directors elected by the shareholders in Norman ASA will serve as shareholder elected members of the board of directors in New Norman, whereas the shareholder elected members of the board of directors in Ibas Holding will be those individuals appointed by the general meeting in Norman ASA which will consider the Demerger Plan. Henning Hansen will serve as CEO in New Norman, whereas Bjørn Arne Skogstad will serve as CEO in Ibas Holding.

The Demerger Plan has to be approved by the general meeting by a majority of at least $^2/_3$ of both the votes cast and the share capital that is represented in the general meeting.

The Demerger shall for accounting purposes be implemented with effect from 1 January 2004. The Demerger shall be legally completed upon the expiry of the creditors' two-month time-limit for making objections against the Demerger, however not earlier than 20 August 2004 (or such earlier date determined by the Norman ASA board of directors). It is not assumed that there are any legal matters concerning any of the companies that may prevent the completion of the Demerger.

3 THE DEMERGER CONSIDERATION AND THE RELATIVE VALUES

The demerger consideration is stipulated in accordance with the provisions in Chapter 14 of the Public Limited Companies Act. The demerger consideration is given solely in the form of shares in New Norman and Ibas Holding. The Norman ASA shareholders will receive one share in New Norman and one share in Ibas Holding for each share in Norman ASA.

The determination of the relative value between New Norman and Ibas Holding is based on an evaluation of the net values in Norman ASA with and without Ibas AS carried out by the boards. The value of New Norman and Ibas Holding is calculated by discounting estimates of free cashflow for the two companies. The division of the share capital is in proportion to the respective value of the two companies. Based on the above value evaluations the relative value between New Norman and Ibas Holding following the Demerger is set to 77/23. The boards of directors of the companies are of the opinion that the relative values are fair, and the stipulation of the demerger consideration has not caused any particular difficulties.

4 TAX

The Demerger does not imply taxation, neither of the companies nor of the shareholders under Norwegian tax law. The shareholders keep their Norwegian cost bases for tax purposes (hereunder RISK) of the shares in Norman ASA by these cost bases being transferred to the new shares in New Norman and Ibas Holding in the proportion 77/23.

5 THE EFFECT OF THE DEMERGER FOR THE EMPLOYEES

All employees in Norman ASA shall be transferred to New Norman. Pension plans and pension obligations in Norman ASA shall be continued in New Norman. The salary terms and other terms of employment remain the same.

In relation to the employees, the Demerger will be implemented in accordance with applicable law and agreements, hereunder the provisions in Chapter 12A of the Working Environment Act. The board of directors in Norman ASA will make sure that the employees are informed in accordance with Section 73E of the Working Environment Act and Section 14-4 of the Public Limited Companies Act, cf. Section 13-11.

For the employees in Ibas AS the Demerger does not imply any alterations of the employer relationship, the prevailing salary terms or other terms of employment.

The option programs that have been implemented in Norman ASA prior to the completion of the Demerger shall be continued in New Norman (also for the employees and representatives in the Ibas group who at the time of completion of the Demerger hold options), in such a way that granted, non-exercised options under the existing option programs shall apply to shares in New Norman from the completion of the Demerger, and so that the exercise price for the options from the same point of time shall be reduced by 23%.

Lysaker, 15 April 2004

As board of directors in Norman ASA

(sign.)
Svein R Goli
Chairman

(sign.)
Arne Dalslaaen

(sign.)
Rainer Rueppel

(sign.)
Øystein Moan

(sign.)
Carl Bretteville

(sign.)
Per Olav Førland

As board of directors in New Norman ASA

(sign.)
Svein R Goli
Chairman

(sign.)
Arne Dalslaaen

(sign.)
Henning Hansen

As board of directors in Ibas Holding ASA

(sign.)
Svein R Goli
Chairman

(sign.)
Arne Dalslaaen

(sign.)
Henning Hansen

Detailed information about the pro-forma financial adjustments - 2002

	Norman Group before demerger		Adjustments	Ibas Holding	New Norman
INCOME STATEMENT					
Net revenues	**245,252**	*1*	**7,421**	**77,381**	**175,293**
Operating expenses:					
Cost of materials	15,652			6,465	9,187
Personnel costs	120,506			37,270	83,236
Other operating costs	56,089	*1*	7,421	20,862	42,648
Loss on receivables	2,605			295	2,310
	194,852		**7,421**	**64,892**	**137,381**
Earnings before interest, tax, depreciation & amortisation	**50,400**		-	**12,489**	**37,912**
Depreciation and amortisation	12,016		-	4,932	7,084
Operating result	**38,384**		-	**7,556**	**30,828**
Interest income	1,978			287	1,691
Other net financial income/(expenses)	-3,113			-1,795	-1,318
Result before tax	**37,249**		-	**6,048**	**31,201**
Tax charge/(credit)	3,542	*2*	2,634	3,690	2,486
Minority interest	1,088			-46	1,134
Result for the year	**32,619**		**-2,634**	**2,404**	**27,581**
BALANCE SHEET					
Non current assets:					
Intangible assets	1,701			-	1,701
Goodwill	13,198			9,247	3,951
Tangible fixed assets	13,027			7,901	5,126
Deferred tax asset	17,258			-	17,258
	45,184		-	**17,148**	**28,036**
Current assets:					
Inventory	2,043			1,671	372
Accounts receivable	23,785			7,035	16,750
Group receivables - current	-	*1*	10,306	717	9,589
Other short term receivables	7,453			3,329	4,124
Cash	78,148			15,222	62,926
	111,429		**10,306**	**27,974**	**93,761**
Total assets	**156,613**		**10,306**	**45,122**	**121,797**
Equity					
Share capital	21,169	*3*	-15,877	1,217	4,075
Own shares	-140			-	-140
Share premium/other paid in capital	2,962			152	2,810
Other equity	49,678	*3*	15,877	19,254	46,300
Minority interest	3,358			416	2,942
	77,027		-	**21,039**	**55,988**
Long term liabilities:					
Pension liabilities	1,641			1,641	-
Other long term liabilities	1,457			1,170	287
Deferred income - long term	3,152			100	3,052
Deferred tax liability	85			85	-
	6,335		-	**2,996**	**3,339**
Current liabilities:					
Bank overdraft	29			29	
Accounts payable	9,184			2,065	7,119
Group payables - current	-	*1*	10,306	9,587	719
Taxes payable	3,009			1,025	1,984
Payroll tax, VAT, social tax etc	13,160			3,776	9,384
Deferred income - current	9,868			211	9,658
Dividend payable	15,877			-	15,877
Other current liabilities	22,124			4,394	17,730
Total current liabilities	**73,251**		**10,306**	**21,087**	**62,471**
Total equity and liabilities	**156,613**		**10,306**	**45,122**	**121,797**

Notes:

1 **Reinstatement of intercompany transactions and balances between Norman and Ibas that were previously eliminated on consolidation**

2 **Being the notional tax charge in Ibas AS on the tax offset contribution granted from Ibas AS for 2002**

3 **Reduction in the nominal value of share capital from kr 2,- to kr 0,50 per share to be proposed at the extraordinary general meeting o1** ***18th May 2004***

Detailed information about the pro-forma financial adjustments - 2003

	Norman Group before demerger	Note	Adjustments	Ibas Holding	New Norman
INCOME STATEMENT					
Net revenues	**259,718**	*1*	**6,717**	**77,401**	**189,034**
Operating expenses:					
Cost of materials	18,400			5,457	12,943
Personnel costs	132,653			40,671	91,982
Other operating costs	57,806	*1*	6,717	19,393	45,130
Loss on receivables	2,433			543	1,890
	211,292		**6,717**	**66,064**	**151,945**
Earnings before interest, tax, depreciation & amortisation	**48,426**		**-**	**11,337**	**37,089**
Depreciation and amortisation	10,243		-	4,944	5,299
Operating result	**38,183**		**-**	**6,393**	**31,790**
Interest income	2,296			327	1,970
Other net financial income/(expenses)	1,082			1,763	-681
Result before tax	**41,561**		**-**	**8,483**	**33,079**
Tax charge/(credit)	2,079	*2*	3,979	3,936	2,122
Minority interest	882			28	855
Result for the year	**38,600**		**-3,979**	**4,519**	**30,102**
BALANCE SHEET					
Non current assets:					
Intangible assets	2,510			-	2,510
Goodwill	9,361			7,389	1,972
Tangible fixed assets	10,868			6,592	4,277
Deferred tax asset	17,258			-	17,258
	39,997		**-**	**13,981**	**26,016**
Current assets:					
Inventory	2,767			2,157	610
Accounts receivable	29,199			7,784	21,415
Group receivables - current	-	*1*	14,905	549	14,356
Other short term receivables	6,554			2,516	4,037
Cash	105,391			26,875	78,516
	143,911		**14,905**	**39,881**	**118,934**
Total assets	**183,908**		**14,905**	**53,862**	**144,951**
Equity					
Share capital	21,169	*3*	-15,877	1,217	4,075
Own shares	-400			-	-400
Other paid in capital	662			152	510
Other equity	60,992	*3*	15,877	21,572	55,296
Minority interest	4,272			479	3,793
	86,695		**-**	**23,420**	**63,274**
Long term liabilities:					
Pension liabilities	2,749			2,799	-50
Other long term liabilities	1,158			971	186
Deferred income - long term	6,166			254	5,912
Deferred tax liability	70			70	-
	10,143		**-**	**4,094**	**6,048**
Current liabilities:					
Accounts payable	9,154			2,111	7,043
Group payables - current	-	*1*	14,905	14,356	549
Taxes payable	2,492			-3	2,495
Payroll tax, VAT, social tax etc	13,738			5,092	8,647
Deferred income - current	12,763			375	12,388
Dividend payable	25,961			-	25,961
Other current liabilities	22,962			4,416	18,546
Total current liabilities	**87,070**		**14,905**	**26,348**	**75,628**
Total equity and liabilities	**183,908**		**14,905**	**53,862**	**144,951**

Notes:

1 **Reinstatement of intercompany transactions and balances between Norman and Ibas that were previously eliminated on consolidation**

2 **Being the notional tax charge in Ibas AS on the tax offset contribution granted from Ibas AS for 2003**

3 **Reduction in the nominal value of share capital from kr 2.- to kr 0.50 per share to be proposed at the extraordinary general meeting o
18th May 2004**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers DA
N-0245 Oslo
Telephone 23 16 00 00
Telefax 23 16 10 00

To the Board of Directors of New Norman ASA and Ibas Holding ASA

Auditor's report regarding pro forma adjustments

In connection with the demerger of Norman ASA there have been prepared pro forma consolidated profit and loss statements for 2003 and 2002 and pro forma consolidated balance sheets as of December 31, 2003 and 2002 for New Norman ASA and new Ibas Holding ASA. The pro forma consolidated profit and loss statements and balance sheets are based on audited consolidated financial statements of Norman ASA for 2003 and 2002.

We have examined the pro forma adjustments prepared to reflect the demerger of Norman ASA and the application of these adjustments on the historical financial statements. The pro forma adjustments are based on the assumptions described in the prospectus section 7.4.1 about financial information. The Board of Directors and management of the companies are responsible for the assumptions used in the pro forma accounts. Our responsibility is to express an opinion on these pro forma adjustments and the incorporation of the pro forma adjustments based on the assumptions used.

Our examination were carried out in accordance with generally accepted auditing standards in Norway and we give our opinion in accordance with RS 800 "The Auditor's report on Special Purpose Audit Engagements". We have carried out the procedures considered necessary to give our report, and we believe that our examination provides a reasonable basis for our opinion.

The objective of the pro forma consolidated profit and loss statements and balance sheets are to present the significant effects that the proposed demerger could have had on the historical consolidated financial statements if it had been carried out at an earlier point in time. The pro forma consolidated profit and loss statements and balance sheets do not necessarily reflect the financial position and result of the business that would have been achieved if the demerger had actually been carried out earlier.

In our opinion, the management's assumptions are reasonable and reflect the material effects of the above-mentioned demerger. The pro forma adjustments have been prepared in accordance with these assumptions, and in our opinion, the pro forma adjustments have been correctly incorporated in the pro forma accounts.

April 28, 2004
PricewaterhouseCoopers DA

Rita Granlund	Mats Silbo
Partner	Partner

Norman ASA / New Norman ASA
Strandveien 37
P.O. Box 43
N-1324 Lysaker

Telephone: +47 67 10 97 00
Telefax: +47 67 58 99 40

Ibas Holding ASA
Arkoveien 14
P.O. Box 1250
N-2206 Kongsvinger

Telephone: +47 62 81 01 00
Telefax: +47 62 81 01 10

Manager:
ABG Sundal Collier Norge ASA
Munkedamsveien 45D
P.O. Box 1444 Vika
N-0115 Oslo

Telephone: +47 22 01 60 00
Telefax: +47 22 01 60 62

Legal advisor:
Thommessen Krefting Greve Lund
Haakon VII's gate 10
P.O. Box 1484 Vika
N-0116 Oslo

Telephone: +47 23 11 11 11
Telefax: +47 23 11 10 10